
13000222

Tested and proven.


Esterline

2012 Annual Report

10-K and Proxy

Esterline Corporation is a specialized manufacturing company principally serving aerospace and defense markets. Esterline is headquartered in Bellevue, Washington, and is listed on the New York Stock Exchange with the trading symbol ESL.

FINANCIAL HIGHLIGHTS

In thousands, except per share amounts

For Fiscal Years	2012	2011
Operating Results		
Net sales	$ 1,992,318	$ 1,717,985
Segment earnings	219,353	240,030
Income from continuing operations	112,535	133,087
Loss from discontinued operations, net of tax	–	(47)
Net earnings	112,535	133,040
Earnings per share – diluted:		
Continuing operations	$ 3.60	$ 4.27
Discontinued operations	–	–
Total earnings per share – diluted	3.60	4.27
Weighted average shares outstanding – diluted	31,282	31,154
Financial Position		
Total assets	$ 3,227,117	$ 3,378,586
Property, plant and equipment, net	356,401	368,416
Long-term debt, net	838,060	1,020,028
Esterline Shareholders' equity	1,610,481	1,562,835



$2,000
1,000
0

Net Sales



$140
70
0

Income from Continuing Operations



$200
100
0

Cash Flow from Operations



$1,750
875
0

Esterline Shareholders' Equity

	Net Sales	Income from Continuing Operations	Cash Flow from Operations	Esterline Shareholders' Equity
12	$ 1,992.3	$ 112.5	$ 194.2	$ 1,610.5
11	1,718.0	133.1	192.4	1,562.8
10	1,526.6	130.0	179.8	1,412.8
09	1,407.5	105.6	156.7	1,253.0
08	1,462.2	111.3	118.9	1,026.3
	dollars in millions	dollars in millions	dollars in millions	dollars in millions

I am pleased to report that Esterline turned in another strong perform-ance in fiscal 2012. We executed well, remained focused on our best



opportunities and, even though there were challenges from quarter to quarter, we delivered one of the best years in the company's history.

We grew revenues by 16% to $2.0 billion and generated $145 million in free cash flow. Our reported earnings per share of $3.60 were affected by a non-cash charge to goodwill associated with our Racal Acoustics business. However, evaluating core performance excluding the charge, operating margins improved and earnings grew 23% to a record $5.27 per diluted share. Importantly, each and every business segment contributed to this strong financial performance.



REVENUE
$ 386
490
554
760
903
1,189
1,462
1,407
1,527
1,718
1,992

17.8%

COMPOUND ANNUAL GROWTH RATE

2002 – 2012 | DOLLARS IN MILLIONS

STRENGTH AND DEPTH IN COMMERCIAL BUSINESS

Our commercial aerospace programs represented approximately 40% of total revenues in fiscal 2012. We see continued growth on this side of the business as new aircraft production reaches never-before-seen levels. The commercial market has become increasingly global, with unprecedented expansion in the air fleets of developing economies, supported by fleet modernization in North America and Europe. Esterline's worldwide infrastructure positions us well in all these regions. In addition, the redeployment of existing aircraft to new operators is driving a robust aftermarket opportunity, particularly in Europe and Asia. Some of our most reliable commercial programs are in the thick of this market demand and promise long-term sustainability. These include the Boeing 737 and 787 aircraft and the Airbus A320. We are also making strides in partnering on several helicopter programs, and we see renewed activity on business and regional jets. We've taken a number of steps to gain strategic advantage in the current industry environment, including increasing our global presence to serve growing markets and developing our technologies to meet the diverse needs of our international customer base.

On that note, I'm very pleased to mention that our acquisition of the Souriau Group, a French electrical connector company that continues to be the top-ranked supplier to Airbus, is proving to be a success in many ways. Our largest acquisition to date, Souriau contributed a full year's worth of performance, driving much of our growth in fiscal 2012. Souriau harsh-environment connectors have been an excellent addition to the Esterline product line, offering a new strategic product category, enhanced access to customers, and an increase in our overseas mix of revenues and infrastructure. Beyond the immediate financial benefit to our business, we deployed capital efficiently through this acquisition as well. We utilized foreign cash flows and debt to finance the purchase and we are ahead of our internal schedule to pay down that debt. Our deliberate financing structure was cash-flow and tax efficient, facilitating long-term value creation for our shareholders.

NEW PROGRAMS LEAD DEFENSE BUSINESS

Our defense-related business represented approximately 40% of our total revenues in fiscal 2012. Despite the obviously challenging market environment, this business is fundamentally solid. New programs are coming on-line and the majority of the impact from reduced operational tempo globally has already been absorbed at our businesses. There is no question that, given a tighter budget environment, we will still need to work hard to drive growth for our defense applications. At the time of writing, we are awaiting specifics on the U.S. Department of Defense (DoD) budget for fiscal 2013, but our forecasts include our best analysis of potential sequestration impact on our business. Whatever the outcome, we'll remain focused on delivering excellent value, providing mission-critical solutions, and ensuring that we are the best partner possible for our direct business with the DoD and allied governments and as a key supplier to the major prime contractors. As always, we are focused on the long term and we believe there will be opportunities to grow our presence in this immense global market.

Our Advanced Materials segment showed particular strength in the defense arena in 2012. We saw strong demand from Lockheed's F35 fighter jet program for our specialized engineered materials. We also saw our countermeasures business rebound nicely with new customers and new products during the past year, indicators for stability in this business going forward. These defense bright spots contributed to our strong finish for fiscal 2012. Other key defense programs, including Europe's A400M transport, Boeing's P-8 maritime patrol aircraft, and the Black Hawk helicopter, remain on track and offer particularly strong broad-based business relationships and global opportunities for Esterline.

ADJACENT MARKET BALANCE

Our adjacent markets (primarily industrial, medical, and rail) provide enhanced balance in our business, and together they represented about 20% of our total revenues in fiscal 2012. We continue to find new ways to leverage our core aerospace and defense technologies in these markets. We see growth in high-speed rail in Europe and Asia, niche opportunities in European nuclear energy and U.S. solar power markets, and we continue to notch wins in medical equipment manufacturing and casino gaming console input panels.

A YEAR OF UNIQUE EXTERNAL EVENTS

In 2012, we finished the year in line with our initial financial plan, but several items resulted in quarter-to-quarter variability in our reported results. Specifically, there were three events we discussed at some length during the year, though they all have been largely resolved and we are not anticipating similar effects going forward.

First, there was the aforementioned goodwill impairment charge we took at our Racal Acoustics business. The impairment was driven by a near-term slowdown in certain defense programs, most notably the Humvee reset program in the tactical wheeled vehicle market. Racal Acoustics remains a strong business with ongoing opportunities, but considering the reduced visibility in the defense market, GAAP accounting practices demanded that we adjust the goodwill we were carrying. This created a $1.67 per diluted share, non-cash charge in the third quarter.

Our cockpit retrofit business also experienced external disruptions in fiscal 2012. Hawker Beechcraft's Chapter 11 filing resulted in some turbulence, but we supported our customer and helped ensure a continuation of the T-6B military trainer aircraft program through Hawker's bankruptcy process. We are pleased to see an orderly progression unfolding and expect a good outcome for the program, which is expected to stabilize in 2013. We also experienced reduced profitability and difficult year-over-year comparisons for our Cockpit 9000 flight management systems for transport aircraft retrofits. Our cost base for 2013 has been adjusted to accommodate uncertain timing for a follow-on order of retrofits from a significant foreign customer, but we are prepared to quickly rebuild capacity to respond to customer needs and resume delivering our cockpit solution when needed.

Finally, the production slowdown by Airbus following wing cracks found on the A380 jetliner reduced revenue from this important program in fiscal 2012. As Airbus resolves this issue on the aircraft, we are expecting production rates to return to previously planned levels.

REMAINING RESPONSIVE AND AGILE

As I stressed in my letter to you last year, technology leadership is tremendously important in every segment of our business. In 2012, we invested approximately $108 million in research and development, a 14% increase over 2011. Among the success stories, our investments helped secure several wins with a new partner, Embraer, on their KC-390 military transport / tanker program for multiple international customers, including the Brazilian Air Force. Esterline will be designing and manufacturing overhead panels, control assemblies for various functions, and other critical hardware for the aircraft. These wins build on our foundation for long-term success as deliveries of the completed KC-390 aircraft are slated to begin in 2016. Other Esterline investments made in 2012 include sensors for multiple new engine programs, power distribution for the soon-to-be-delivered A400M aircraft, and next-generation digital intercommunication systems, just to name a few.

GLOBAL FOOTPRINT

We have made a conscious effort to expand our global footprint to participate in developing markets and improve our ability to quickly and locally respond to key customers. Not only do we have a coordinated international strategy that includes country managers and / or a physical presence in key regions, but acquisitions like Souriau expand our infrastructure and facilities in these areas as well. Across our businesses, we are seeing new customer potential in a variety of international markets where we are reinforcing our presence, including Brazil, China, and India, among others.

FOCUS ON ADDED VALUE

We're entering 2013 with good momentum, and we see a promising range of opportunities ahead of us. We are executing on an appropriately realistic growth plan for the coming year. The aforementioned 787 program will be a key driver for our commercial aerospace sales growth in fiscal 2013, and its future as the next-generation workhorse for air carriers worldwide looks very bright. We continue to broaden our exposure to key platforms at each major manufacturer and position ourselves well in the aftermarket, with high-quality products and proprietary technology, priced right to capture sustainable market share. In the defense market, our plan factors in the potential for reduced funding and current limited visibility. To be clear though, even in this environment there are some big opportunities we'll be working to capture. One thing is certain: we'll need to stay sharp and nimble and ensure that we're adding value. We know we can do that.

DEMONSTRATING OUR STRENGTHS

Finally, and importantly, I'd like to thank and congratulate our teams. They worked through very complex challenges to reach another record performance this year and they are a key part of our strategy. As a business, Esterline is committed to building on its reputation as a valued partner, one who delivers what we promise to all of our constituencies – customers, partners, employees, and shareholders. While there frequently is focus on the few programs that may move the needle on a quarterly basis, I feel compelled to remind you that Esterline has a highly skilled team of manufacturing professionals who remain laser focused on operational excellence to improve our overall business for the long term. These dedicated men and women remarkably produce thousands of highly complex, reliable products on time with outstanding quality day after day. This forms the foundation for our continually improving financial performance and strong cash flow. We are positioned to benefit from current market dynamics and to be successful at the things we can control. This gives us great potential for further development and growth in the coming months and years. On behalf of everyone at Esterline, we are confident in our ability to capitalize on the opportunities before us and we're ready to deliver in 2013.


R. Bradley Lawrence
Chairman, President and
Chief Executive Officer

ESTERLINE

10-K

2012

CONTENTS

10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 26, 2012.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-6357

Esterline

ESTERLINE TECHNOLOGIES CORPORATION

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	13-2595091 (I.R.S. Employer Identification No.)

500 108th Avenue N.E., Bellevue, Washington 98004
(Address of principal executive offices)(Zip Code)

Registrant's telephone number, including area code (425) 453-9400

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Stock ($.20 par value)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of December 18, 2012, 30,880,830 shares of the Registrant's common stock were outstanding. The aggregate market value of shares of common stock held by non-affiliates as of April 27, 2012, was $2,144,610,042 (based upon the closing sales price of $69.87 per share).

Documents Incorporated by Reference

Part III incorporates information by reference to the registrant's definitive proxy statement, to be filed with the Securities and Exchange Commission within 120 days after the close of the fiscal year ended October 26, 2012.

PART I

This Report includes a number of forward-looking statements that reflect the Company's current views with respect to future events and financial performance. Please refer to the section addressing forward-looking information on page 9 for further discussion. In this report, "we," "our," "us," "Company," and "Esterline" refer to Esterline Technologies Corporation and subsidiaries, unless otherwise noted or context otherwise indicates.

Item 1. Business

General Development of Business

Esterline, a Delaware corporation formed in 1967, is a leading specialized manufacturing company principally serving aerospace and defense customers. We design, manufacture and market highly engineered products and systems for application within the industries we serve.

Our strategy is to maintain a leadership position in niche markets for the development and manufacture of highly engineered products that are essential to our customers. We are concentrating our efforts to expand selectively our capabilities in these markets, to anticipate the global needs of our customers and to respond to such needs with comprehensive solutions. Our current business and strategic growth plan focuses on the continuous development of these products in three key technology segments: Avionics & Controls, Sensors & Systems, and Advanced Materials, including thermally engineered components and specialized high-performance elastomers and other complex materials, principally for aerospace and defense markets. Our products are often mission-critical equipment, which have been designed into particular military and commercial platforms and in certain cases can only be replaced by products of other manufacturers following a formal certification process. As part of our implementation of this growth plan, we focus on, among other things, expansion of our capabilities as a more comprehensive supplier to our customers. Such expansion included the July 26, 2011, acquisition of the Souriau Group (Souriau), which is a leading global supplier of highly engineered connection technologies for harsh environments; the December 30, 2010, acquisition of Eclipse Electronic Systems, Inc. (Eclipse), which develops and manufactures embedded communication intercept receivers for signal intelligence applications; and the October 15, 2010, execution of a license agreement with L-3 Avionics Systems, Inc. for the SmartDeck® integrated cockpit technologies to enhance our integrated cockpit capabilities for both original equipment manufacturer (OEM) and retrofit opportunities. We also divested a non-core business operating as Pressure Systems, Inc. in 2010. These acquisitions and divestitures are described in more detail in the "Overview" section of Management's Discussion and Analysis of Financial Condition and Results of Continuing Operations contained in Item 7 of this report.

Our products have a long history in the aerospace and defense industry and are found on most military and commercial aircraft, helicopters, and land-based systems. For example, our products are used on the majority of active and in-production U.S. military aircraft and on every Boeing commercial aircraft platform manufactured in the past 75 years. In addition, our products are supplied to Airbus, all of the major regional and business jet manufacturers, and the major aircraft engine manufacturers. We differentiate ourselves through our engineering and manufacturing capabilities and our reputation for safety, quality, on-time delivery, reliability, and innovation – all embodied in the Esterline Performance System, our way of approaching business that helps ensure all employees are focused on continuous improvement. Safety of our operations is a critical factor in our business, and accordingly, we incorporate applicable regulatory guidance in the design of our facilities and the training of our employees using a behavior-based approach that focuses on safety-designed work habits and on-going safety audits. We work closely with OEMs on new, highly engineered product designs which often results in our products being designed into their platforms; this integration often results in sole-source positions for OEM production and aftermarket business. We broadly categorize our commercial and military aerospace aftermarket sales as refitting, repair services, and spare parts. Spare parts alone made up approximately 10% of total sales in fiscal 2012. Refitting and repair services, which represent 5% of total sales, carry higher margins than OEM sales but lower margins than spare parts sales. In many cases, our aftermarket sales span the entire life of an aircraft.

Our sales are diversified across three broad markets: defense, commercial aerospace, and general industrial. For fiscal 2012, approximately 40% of our sales were from the defense market, 40% from the commercial aerospace market, and 20% from the general industrial market.

Financial Information About Industry Segments

A summary of net sales to unaffiliated customers, operating earnings and identifiable assets attributable to our business segments for fiscal years 2012, 2011, and 2010 is reported in Note 17 to the Company's Consolidated Financial Statements for the fiscal year ended October 26, 2012, and appears in Item 8 of this report.

Narrative Description of Business

Avionics & Controls

Our Avionics & Controls business segment includes avionics systems, control systems, interface technologies and communication systems capabilities. Avionics systems designs and develops cockpit systems integration and avionics subsystems for commercial and military applications. Control systems designs and manufactures technology interface systems for military and commercial aircraft and land-based as well as sea-based military vehicles. Interface technologies manufactures and develops custom control panels and input systems for medical, industrial, military and casino gaming industries. Communication systems designs and manufactures military audio and data products for severe battlefield environments, embedded communication intercept receivers for signal intelligence applications, as well as communication control systems to enhance security and aural clarity in military applications. We are a market leader in global positioning systems (GPS), head-up displays, enhanced vision systems, and electronic flight management systems that are used in a broad variety of control and display applications. In addition, we develop, manufacture and market sophisticated, highly reliable technology interface systems for commercial and military aircraft. These products include lighted push-button and rotary switches, keyboards, lighted indicators, panels and displays. Over the years, our products have been integrated into many existing aircraft designs, including every Boeing commercial aircraft platform currently in production. Our large installed base provides us with a significant spare parts and retrofit business. We are a Tier 1 supplier on the B-787 program to design and manufacture all of the cockpit overhead panels and embedded software for these systems. We manufacture control sticks, grips and wheels, as well as specialized switching systems. In this area, we primarily serve commercial and military aviation, and airborne and ground-based military equipment manufacturing customers. For example, we are a leading manufacturer of pilot control grips for most types of military fighter jets and helicopters. Additionally, our software engineering center supports our customers' needs with such applications as primary flight displays, flight management systems, air data computers and engine control systems.

Our proprietary products meet critical operational requirements and provide customers with significant technological advantages in such areas as night vision compatibility and active-matrix liquid-crystal displays (a technology enabling pilots to read display screens in a variety of light conditions as well as from extreme angles). Our products are incorporated in a wide variety of platforms ranging from military helicopters, fighters and transports, to commercial wide- and narrow-body, regional and business jets. In fiscal 2012, some of our largest customers for these products included BAE Systems, The Boeing Company, Canadian Commercial Corp., Eurocopter, Gulfstream, Hawker Beechcraft, Honeywell, Lockheed Martin, Rockwell Collins, Sikorsky, and Thales.

We also manufacture a full line of keyboard, switch and input technologies for specialized medical equipment, communication systems and comparable equipment for military applications. These products include custom keyboards, keypads, and input devices that integrate cursor control devices, barcode scanners, displays, video, and voice activation. We also produce instruments that are used for point-of-use and point-of-care diagnostics. We have developed a wide variety of technologies, including plastic and vinyl membranes that protect high-use switches and fully depressible buttons, and backlit elastomer switch coverings that are resistant to exposure from harsh chemicals. These technologies now serve as the foundation for a small but growing portion of our product line. In fiscal 2012, some of our largest customers for these products included Alere, Dictaphone, General Electric, Jabil Circuit, Philips, Quidel, Roche, Siemens, and WMS.

In addition, we design and manufacture ruggedized military personal communication equipment, primarily headsets. We are the sole supplier of Active Noise Reduction (ANR) headsets to the British Army's tracked and wheeled vehicle fleets under the Bowman communication system program. In the U.S., we supply ANR headsets to the U.S. Army's tracked and wheeled vehicle fleets under the Vehicle Intercom System (VIS) and VIS-X programs comprising over 200,000 vehicles, and we are the sole supplier to the U.S. Marine Corps for their MRAP fleet. We are also the sole ANR headset supplier to the Canadian Army. We have a long-standing relationship with armies around the world, including forces in Australia, India, Saudi Arabia, and Spain. We design and manufacture signal intelligence and communications intelligence (SIGINT/COMINT) receiver hardware for the airborne intelligence, surveillance and reconnaissance (ISR) market. These products incorporate modern, open-architecture software/firmware configurable designs, are deployed on a wide range of U.S. and foreign manned airborne platforms, and on such next generation unmanned platforms as the Northrop Grumman Global Hawk and General Atomics Reaper and Predator. In fiscal 2012, some of our largest customers for these products included The Boeing Company, the British Ministry of Defence (MoD), L-3 Communications, Lockheed Martin, Northrop Grumman, and Simex Defence.

Sensors & Systems

Our Sensors & Systems business segment includes power systems, connection technologies and advanced sensors capabilities. We develop and manufacture high-precision temperature, pressure and speed sensors principally for aerospace customers, electrical interconnection systems for severe environments for aerospace, defense, geophysics & marine, and nuclear customers, as well as electrical power switching, control and data communication devices, and other related systems principally for aerospace and defense customers. We are the sole-source supplier of temperature probes for use on all versions of the General Electric/Snecma CFM-56 jet engine. The CFM-56 jet engine has an installed base of 23,500, is standard equipment on the current generation B-737 aircraft and was selected as the engine for approximately 60% of all Airbus single-aisle aircraft delivered to date. We have a contract to design and manufacture the B-787's sensors for the environmental control system, and provide the primary power distribution assembly for the Airbus A400M military transport. Additionally, we have secured a Tier 1 position with Rolls-Royce for the complete suite of sensors for the engines that will power the A400M and A350. We design and manufacture micro packaging, planet probe interconnectors, launcher umbilicals, and composite connectors for the B-787. Unique electrical interconnection products account for about 75% of our connection technologies sales, and standard products qualified to customer standards or military specifications account for 25% of sales. The principal customers for our products in this business segment are jet engine manufacturers, airframe and industrial manufacturers. In fiscal 2012, some of our largest customers for these products included Astrium, The Boeing Company, Bombardier, Dassault, Flame, General Electric, Honeywell, Labinal, Pratt & Whitney, Rolls-Royce, SAFRAN, and Sercel.

Advanced Materials

Our Advanced Materials business segment includes engineered materials and defense technologies capabilities. We develop and manufacture high-performance elastomer products used in a wide range of commercial aerospace, space, and military applications, and highly engineered thermal components for commercial aerospace and industrial applications. We also develop and manufacture combustible ordnance and countermeasures for military applications.

Specialized High-Performance Applications. We specialize in the development of proprietary formulations for silicone rubber and other elastomer products. Our elastomer products are engineered to address specific customer requirements where superior performance in high temperature, high pressure, caustic, abrasive and other difficult environments is critical. These products include clamping devices, thermal fire barrier insulation products, sealing systems, tubing and coverings designed in custom-molded shapes. Some of the products include proprietary elastomers that are specifically designed for use on or near a jet engine. We are a leading U.S. supplier of high-performance elastomer products to the aerospace industry, with our primary customers for these products being jet and rocket engine manufacturers, commercial and military airframe manufacturers, as well as commercial airlines. In fiscal 2012, some of the largest customers for these products included The Boeing Company, Goodrich, KAPCO, Lockheed Martin, Northrop Grumman, Pattonair, and Spirit AeroSystems. We also develop and manufacture high temperature lightweight metallic insulation systems for aerospace and marine applications. Our commercial aerospace programs include the B-737, A320, and A380 series aircraft and the V2500 and BR710 engines. Our insulation material is used on diesel engine manifolds for earthmoving and agricultural applications. In addition, we specialize in the development of thermal protection for fire, nuclear, and petro-chemical industries. We design and manufacture high temperature components for industrial and marine markets. Our manufacturing processes consist of cutting, pressing, and welding stainless steel, inconel and titanium fabrications. In fiscal 2012, some of the largest customers of these products included Airbus, The Boeing Company, B/E Aerospace, GKN Aerospace, Goodrich, KAPCO, Lockheed Martin, Northrop Grumman, Rolls-Royce, Short Brothers, and Spirit AeroSystems.

Ordnance and Countermeasure Applications. We develop and manufacture combustible ordnance and warfare countermeasure devices for military customers. We manufacture molded fiber cartridge cases, mortar increments, igniter tubes and other combustible ordnance components primarily for the U.S. Department of Defense. Safety of our operations is a critical factor in manufacturing ordnance and countermeasures, and accordingly, we incorporate applicable regulatory guidance in the design of our facilities and in the training of our employees. As part of our behavior-based approach to training, employees learn safety-designed work habits and perform on-going safety audits. We also monitor safety metrics to ensure compliance. We are currently the sole supplier of combustible casings utilized by the U.S. Armed Forces. Sales are made either directly to the U.S. Department of Defense or through prime contractors, Alliant Techsystems and General Dynamics. These products include the combustible case for the U.S. Army's new generation 155mm Modular Artillery Charge System, the 120mm combustible case used with the main armament system on the U.S. Army and Marine Corps' M1-A1/2 tanks, and the 60mm, 81mm and 120mm combustible mortar increments. We are one of two suppliers to the U.S.

Army of infrared decoy flares used by aircraft to help protect against radar and infrared guided missiles. Additionally, we are a supplier of infrared decoy flares to the MoD and other international defense agencies. We are currently the only supplier of radar countermeasures to the U.S. Army.

A summary of product lines contributing sales of 10% or more of total sales for fiscal years 2012, 2011, and 2010 is reported in Note 17 to the Consolidated Financial Statements under Item 8 of this report.

Marketing and Distribution

We believe that a key to continued success is our ability to meet customer requirements both domestically and internationally. We have and will continue to improve our world-wide sales and distribution channels in order to provide wider market coverage and to improve the effectiveness of our customers' supply chain. For example, our medical device assembly operation in Shanghai, China, serves our global medical customers, our service center in Singapore improves our capabilities in Asia for our temperature sensor customers, our marketing representative office in Bangalore, India, facilitates marketing opportunities in India, and our marketing representative office in Beijing, China, facilitates marketing opportunities in China. Other enhancements include combining sales and marketing forces of our operating units where appropriate, cross-training our sales representatives on multiple product lines, and cross-stocking our spares and components.

In the technical and highly engineered product segments in which we compete, relationship selling is particularly appropriate in targeted marketing segments where customer and supplier design and engineering inputs need to be tightly integrated. Participation in industry trade shows is an effective method of meeting customers, introducing new products, and exchanging technical specifications. In addition to technical and industry conferences, our products are supported through direct internal international sales efforts, as well as through manufacturer representatives and selected distributors. As of October 26, 2012, 383 sales people, 323 representatives, and 365 distributors supported our operations internationally.

Backlog

Backlog was $1.3 billion at October 26, 2012, and October 28, 2011. We estimate that approximately $408.0 million of backlog is scheduled to be shipped after fiscal 2013.

Backlog is subject to cancellation until delivered, and therefore, we cannot assure that our backlog will be converted into revenue in any particular period or at all. Backlog does not include the total contract value of cost-plus reimbursable contracts, which are funded as we incur the costs. Except for the released portion, backlog also does not include fixed-price multi-year contracts.

Competition

Our products and services are affected by varying degrees of competition. We compete with other companies in most markets we serve, many of which have far greater sales volumes and financial resources. Some of our competitors are also our customers on certain programs. The principal competitive factors in the commercial markets in which we participate are product performance, on-time delivery, service and price. Part of product performance requires expenditures in research and development that lead to product improvement. The market for many of our products may be affected by rapid and significant technological changes and new product introductions. Our principal competitors include Astronautics, BAE, Bose, Easton, Elbit, EMS, GE Aerospace, Honeywell, IAI, L-3, Otto Controls, RAFI, Rockwell Collins, SELEX, Telephonics, Thales, Ultra Electronics, Universal Avionics Systems Corporation, and Zodiac in our Avionics & Controls segment; Ametek, Amphenol, Eaton, Goodrich, Hamilton Sundstrand, Meggitt, MPC Products, STPI-Deutsch, Tyco, and Zodiac in our Sensors & Systems segment; and Chemring, Doncasters, Hi-Temp, J&M, JPR Hutchinson, Kmass, Meggitt (including Dunlop Standard Aerospace Group), Rheinmetall, Trelleborg, ULVA, and UMPCO in our Advanced Materials segment.

Research and Development

Our product development and design programs utilize an extensive base of professional engineers, technicians and support personnel, supplemented by outside engineering and consulting firms when needed. In fiscal 2012, we expended approximately $107.7 million for research, development and engineering, compared with $94.5 million in fiscal 2011 and $69.8 million in fiscal 2010. Research and development expense has averaged 5.2% of sales for the three years ended October 26, 2012. We believe continued product development is key to our long-term growth, and consequently, we consistently invest in research and development. Examples include research and development projects relating to advanced vision systems, SmartDeck® integrated flight control and display system, avionics control panels, A350 engine sensors, high temperature, low observable material for military applications, and spectral countermeasure flares for military applications. We actively participate in customer-funded research and development programs, including applications on C-130 cockpit upgrades, P-8 aircraft and power systems for the HH-47 Chinook helicopter and A400M.

Foreign Operations

Our foreign operations consist of manufacturing facilities located in Canada, China, the Dominican Republic, France, Germany, India, Mexico, Morocco, and the United Kingdom, and include sales and service operations located in Brazil, China, and Singapore. For further information regarding foreign operations, see Note 17 to the Consolidated Financial Statements under Item 8 of this report.

U.S. Government Contracts and Subcontracts

As a contractor and subcontractor to the U.S. government (primarily the U.S. Department of Defense), we are subject to various laws and regulations that are more restrictive than those applicable to private sector contractors. Approximately 7% of our sales were made directly to the U.S. government in fiscal 2012. In addition, we estimate that our subcontracting activities to contractors for the U.S. government accounted for approximately 19% of sales during fiscal 2012. In total, we estimate that approximately 26% of our sales during the fiscal year were subject to U.S. government contracting regulations. Such contracts may be subject to termination, reduction or modification in the event of changes in government requirements, reductions in federal spending, and other factors.

Historically, our U.S. government contracts and subcontracts have been predominately fixed-price contracts. Generally, fixed-price contracts offer higher margins than cost-plus contracts in return for accepting the risk that increased or unexpected costs may reduce anticipated profits or cause us to sustain losses on the contracts. The accuracy and appropriateness of certain costs and expenses used to substantiate our direct and indirect costs for the U.S. government under both cost-plus and fixed-price contracts are subject to extensive regulation and audit by the Defense Contract Audit Agency, an arm of the U.S. Department of Defense. The contracts and subcontracts to which we are a party are also subject to profit and cost controls and standard provisions for termination at the convenience of the U.S. government. Upon termination, other than for our default, we will normally be entitled to reimbursement for allowable costs and to an allowance for profit. To date, none of our material fixed-price contracts have been terminated.

Patents and Licenses

Although we hold a number of patents and licenses, we do not believe that our operations are dependent on our patents and licenses. In general, we rely on technical superiority, continual product improvement, exclusive product features, lean manufacturing and operational excellence, including superior lead-time, on-time delivery performance and quality, and customer relationships to maintain competitive advantage.

Seasonality

The timing of our revenues is impacted by the purchasing patterns of our customers and as a result we do not generate revenues evenly throughout the year. Moreover, our first fiscal quarter, November through January, includes significant holiday vacation periods in both Europe and North America. This leads to decreased order and shipment activity; consequently, first quarter results are typically weaker than other quarters and not necessarily indicative of our performance in subsequent quarters.

Sources and Availability of Raw Materials and Components

The sources and availability of certain raw materials and components are not as critical as they would be for manufacturers of a single product line, due to our vertical integration and diversification. However, certain components, supplies and raw materials for our operations are purchased from single sources. In such instances, we strive to develop alternative sources and design modifications to minimize the effect of business interruptions.

Environmental Matters

We are subject to federal, state, local and foreign laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous waste, and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites or past spills, disposals or other releases of hazardous substances.

At various times we have been identified as a potentially responsible party pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA), and analogous state environmental laws, for the cleanup of contamination resulting from past disposals of hazardous wastes at certain sites to which we, among others, sent wastes in the past. CERCLA requires potentially responsible persons to pay for cleanup of sites from which there has been a release or threatened release of hazardous substances. Courts have interpreted CERCLA to impose strict, joint and several liability on all persons liable for cleanup costs. As a practical matter, however, at sites where there are multiple potentially responsible persons, the costs of cleanup typically are allocated among the parties according to a volumetric or other standard.

We have accrued liabilities for environmental remediation costs expected to be incurred by our operating facilities. Environmental exposures are provided for at the time they are known to exist or are considered reasonably probable and estimable.

Employees

We had 12,185 employees at October 26, 2012, of which 5,224 were based in the United States, 4,127 in Europe, 1,043 in Canada, 714 in Mexico, 468 in Asia, 468 in Morocco and 141 in the Dominican Republic. Approximately 12% of the U.S.-based employees were represented by a labor union. Our European operations are subject to national trade union agreements and to local regulations governing employment.

Financial Information About Foreign and Domestic Operations and Export Sales

See risk factor below entitled "Political and economic changes in foreign countries and markets, including foreign currency fluctuations, may have a material effect on our operating results" under Item 1A of this report and Note 17 to the Consolidated Financial Statements under Item 8 of this report.

Available Information of the Registrant

You can access financial and other information on our Web site, www.esterline.com. We make available through our Web site, free of charge, copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the Securities and Exchange Commission (SEC). The SEC also maintains a Web site at www.sec.gov, which contains reports, proxy and information statements, and other information regarding public companies, including Esterline. Any reports filed with the SEC may also be obtained from the SEC's Reference Room at 100 F Street, NE, Washington, DC 20549. Our Corporate Governance Guidelines and charters for our board committees are available on our Web site, www.esterline.com on the Corporate Governance tab, and our Code of Business Conduct and Ethics, which includes a code of ethics applicable to our accounting and financial employees, including our Chief Executive Officer and Chief Financial Officer, is available on our Web site at www.esterline.com on the Corporate Governance tab. Each of these documents is also available in print (at no charge) to any shareholder upon request. Our Web site and the information contained therein or connected thereto are not incorporated by reference into this Form 10-K.

Executive Officers of the Registrant

The names and ages of all executive officers of the Company and the positions and offices held by such persons as of December 21, 2012, are as follows:

Name	Position with the Company	Age
R. Bradley Lawrence	Chairman, President and Chief Executive Officer	65
Robert D. George	Chief Financial Officer, Vice President, and Corporate Development	56
Alain M. Durand	Group Vice President	45
C. Thomas Heine	Vice President, Human Resources	64
Frank E. Houston	Senior Group Vice President	61
Marcia J. Mason	General Counsel and Vice President, Administration	60
Albert S. Yost	Group Vice President and Treasurer	47

Mr. Lawrence has been Chairman since March 2012. In addition, he has served as Chief Executive Officer and President since November 2009 and July 2009, respectively. Prior to that time, he was Chief Operating Officer since July 2009 and

Group Vice President since January 2007. Mr. Lawrence has an M.B.A. from the University of Pittsburgh and a B.S. degree in Business Administration from Pennsylvania State University.

Mr. George has been Chief Financial Officer, Vice President, and Corporate Development since October 2012. From July 2011 to October 2012, he was Vice President, Chief Financial Officer, Corporate Development and Secretary. Prior to that time, he was Vice President, Chief Financial Officer, Secretary and Treasurer since July 1999. Mr. George has an M.B.A. from the Fuqua School of Business at Duke University and a B.A. degree in Economics from Drew University.

Mr. Durand has been Group Vice President since June 2011. Prior to that time, he was President of the Advanced Sensors business platform from May 2007 to June 2011. Mr. Durand has an M.B.A. from Ecole Supérieure de Commerce in Reims, France, and a Mechanical Engineering degree from Ecole Catholique d'Arts et Métiers in Lyon, France.

Mr. Heine has been Vice President, Human Resources since August 2012. Prior to that time, he was Vice President, Leadership and Organizational Development since March 2007. He has an M.P.A. in Human Resource Management from the University of Colorado and a B.S. degree in English from Eastern Michigan University.

Mr. Houston has been Senior Group Vice President since December 2009. Prior to that time, he was Group Vice President since March 2005. Mr. Houston has an M.B.A. from the University of Washington and a B.A. degree in Political Science from Seattle Pacific University.

Ms. Mason has been General Counsel and Vice President, Administration since August 2012. Prior to that time, she was Vice President, Human Resources since March 1993. Ms. Mason has a J.D. degree from Northwestern University School of Law and a B.A. degree in Political Science from Portland State University.

Mr. Yost has been Group Vice President and Treasurer since November 2009 and July 2011, respectively. Previously, he was President of Advanced Input Systems, a subsidiary of the Company from January 2007, and held management responsibilities for Esterline's Interface Technologies business platform from May 2007. Mr. Yost has an M.B.A. from Utah State University and a B.A. degree in Economics from Brigham Young University.

Forward-Looking Statements

This annual report on Form 10-K includes forward-looking statements. These statements may be identified by the use of forward-looking terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "predict," "should" or "will" or the negative thereof or other variations thereon or comparable terminology. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contained in this report under the headings "Risks Relating to Our Business and Our Industry," "Management's Discussion and Analysis of Financial Condition and Results of Continuing Operations" and "Business" are forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this report under the headings "Risks Relating to Our Business and Our Industry," "Management's Discussion and Analysis of Financial Condition and Results of Continuing Operations" and "Business" may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations are:

- A significant downturn in the aerospace industry;
- A significant reduction in defense spending;
- A decrease in demand for our products as a result of competition, technological innovation or otherwise;
- Our inability to integrate acquired operations or complete acquisitions; and
- Loss of a significant customer or defense program.

Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included or incorporated by reference into this report are made only as of the date hereof. We do not undertake and specifically decline any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments.

Item 1A. Risk Factors

Risks Relating to Our Business and Our Industry

Reductions in defense spending could adversely affect our business.

Approximately 40% of our business is dependent on defense spending. The defense industry is dependent upon the level of equipment expenditures by the armed forces of countries throughout the world, and especially those of the United States, which represents a significant portion of world-wide defense expenditures. In August 2011, Congress enacted the Budget Control Act of 2011 (BCA), which requires spending caps and certain reductions in security spending over a ten-year period through 2021. Without additional congressional action, further budget cuts (or sequestration) as set forth in the BCA will be implemented on January 3, 2013. While the impact of sequestration is yet to be fully determined, significant additional reductions to defense spending over the next decade could occur.

In the event the sequestration is implemented in January 2013 as currently mandated, there could be a significant adverse impact to our company and to the defense industry in general. Approximately 26% of our fiscal year 2012 sales were to the U.S. government, including sales for which we are the prime or a subcontractor to the prime. While congressional leadership is considering a variety of options to avoid sequestration, it remains uncertain as to whether the government will be able to do so.

Additionally, the war on terror has increased the level of equipment expenditures by the U.S. armed forces. This level of spending may not be sustainable in light of government spending priorities by the U.S. and the winding down of U.S. armed forces operations in Iraq and Afghanistan.

A global recession may adversely affect our business operations, capital, and cost of capital.

If a recession occurs, our future cost of debt and equity capital could be adversely affected. Any inability to obtain adequate financing from debt and equity sources could force us to self fund strategic initiatives or even forgo some opportunities, potentially harming our financial position, results of operations, and liquidity.

Economic conditions may impair our customers' business and markets, which could adversely affect our business operations.

In the event a global recession occurs in the United States and other parts of the world, customers may choose to delay or postpone purchases from us until the economy and their businesses strengthen. Decisions by current or future customers to forgo or defer purchases and/or our customers' inability to pay us for our products may adversely affect our earnings and cash flow.

Implementing our acquisition strategy involves risks, and our failure to successfully implement this strategy could have a material adverse effect on our business.

One of our key strategies is to grow our business by selectively pursuing acquisitions. Since 1996 we have completed over 30 acquisitions, and we are continuing to actively pursue additional acquisition opportunities, some of which may be material to our business and financial performance. Although we have been successful with this strategy in the past, we may not be able to grow our business in the future through acquisitions for a number of reasons, including:

- Acquisition financing not being available on acceptable terms or at all;
- Encountering difficulties identifying and executing acquisitions;
- Increased competition for targets, which may increase acquisition costs;
- Consolidation in our industry reducing the number of acquisition targets; and
- Competition laws and regulations preventing us from making certain acquisitions.

In addition, there are potential risks associated with growing our business through acquisitions, including the failure to successfully integrate and realize the expected benefits of an acquisition. For example, with any past or future acquisition, there is the possibility that:

- The business culture of the acquired business may not match well with our culture;
- Technological and product synergies, economies of scale and cost reductions may not occur as expected;
- Management may be distracted from overseeing existing operations by the need to integrate acquired businesses;

- We may acquire or assume unexpected liabilities;
- Unforeseen difficulties may arise in integrating operations and systems;
- We may fail to retain and assimilate employees of the acquired business;
- We may experience problems in retaining customers and integrating customer bases; and
- Problems may arise in entering new markets in which we may have little or no experience.

Failure to continue implementing our acquisition strategy, including successfully integrating acquired businesses, could have a material adverse effect on our business, financial condition and results of operations.

Our future financial results could be adversely impacted by asset impairment charges.

We are required to test both acquired goodwill and other indefinite-lived intangible assets for impairment on an annual basis based upon a fair value approach, rather than amortizing them over time. We have chosen to perform our annual impairment reviews of goodwill and other indefinite-lived intangible assets during the fourth quarter of each fiscal year. We also are required to test goodwill for impairment between annual tests if events occur or circumstances change that would more likely than not reduce our enterprise fair value below its book value. These events or circumstances could include a significant change in the business climate, including a significant sustained decline in an entity's market value, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business, or other factors. If the fair market value is less than the book value of goodwill, we could be required to record an impairment charge. The valuation of reporting units requires judgment in estimating future cash flows, discount rates and estimated product life cycles. In making these judgments, we evaluate the financial health of the business, including such factors as industry performance, changes in technology and operating cash flows.

As we have grown through acquisitions, we have accumulated $1.1 billion of goodwill, and have $47.9 million of indefinite-lived intangible assets, out of total assets of $3.2 billion at October 26, 2012. As a result, the amount of any annual or interim impairment could be significant and could have a material adverse effect on our reported financial results for the period in which the charge is taken. During the third fiscal quarter of 2012, management performed a Step One impairment test for Racal Acoustics, Inc. (Racal Acoustics) upon identification of an indicator of impairment, since Racal Acoustics' third quarter forecast projected an operating loss for fiscal 2012. Additionally, management determined that requirements for hearing protection devices for the U.S. Army would not recover in our five-year planning horizon in light of the cancellation of Humvee retrofits, delays in VIS-X and the slowdown in operational tempo of the U.S. armed forces as well as a global slowdown in defense spending. As required under U.S. GAAP, a Step Two impairment test was required because the current fair value of the business using a discounted cash flow and market approach was less than its carrying amount of the business. Under the Step Two impairment test, all assets and liabilities were assessed at fair value. The excess of the carrying amount of goodwill over the implied fair value of goodwill resulted in an impairment charge of $52.2 million.

We performed our annual impairment review for fiscal 2012 as of July 28, 2012, and our Step One analysis indicates that no impairment of goodwill or other indefinite-lived assets exists at any of our other reporting units. Our Souriau reporting unit's margin in passing the Step One analysis was approximately 5%, mainly reflecting lower market valuation assumptions in 2012. Management expects that continued improvements in operations will result in favorable actual results compared with our original plan. It is possible, however, that as a result of events or circumstances, we could conclude at a later date that goodwill of $328.0 million at Souriau may be considered impaired. We also may be required to record an earnings charge or incur unanticipated expenses if, due to a change in strategy or other reasons, we determined the value of other assets has been impaired. These other assets include trade names of $36.2 million and intangible assets of $186.6 million. Our CMC Electronics Incorporated (CMC) reporting unit's margin in passing the Step One analysis was about 10%, mainly reflecting lower forecast operating results due to the delay in booking new cockpit integration retrofits for military transport aircraft. Management expects that new opportunities for cockpit integration will result in favorable actual results compared to our original plan. It is possible, however, that as a result of events or circumstances, we could conclude at a later date that goodwill of $239.0 million at CMC may be considered impaired. We also may be required to record an earnings charge or incur unanticipated expenses if, due to a change in strategy or other reasons, we determined the value of other assets has been impaired. These other assets include trade names of $27.4 million and intangible assets of $73.9 million. Our Eclipse Electronic Systems, Inc. (Eclipse) reporting unit's margin in passing the Step One analysis was about 14%, mainly reflecting lower forecast operating results due to uncertainty over defense spending beginning in fiscal 2014. Management expects new opportunities for embedded communication intercept signal intelligence applications will result in more favorable results compared to our current forecast. It is possible, however, that as a result of events or circumstances, we could conclude at a later date that goodwill of $67.4 million at Eclipse may be considered impaired. We also may be required to record an earnings charge or incur unanticipated expenses if, due to a change in strategy or other reasons, we determined the value of intangible assets of up to $42.9 million has been impaired.

A long-lived asset to be disposed of is reported at the lower of its carrying amount or fair value less cost to sell. An asset (other than goodwill and indefinite-lived intangible assets) is considered impaired when estimated future undiscounted cash flows are less than the carrying amount of the asset. In the event the carrying amount of such asset is not deemed recoverable, the asset is adjusted to its estimated fair value. Fair value is generally determined based upon estimated discounted future cash flows. As we have grown through acquisitions, we have accumulated $561.1 million of definite-lived intangible assets. As a result, the amount of any annual or interim impairment could be significant and could have a material adverse effect on our reported financial results for the period in which the charge is taken.

The amount of debt we have outstanding, as well as any debt we may incur in the future, could have an adverse effect on our operational and financial flexibility.

As of October 26, 2012, we had approximately $848.7 billion of debt outstanding, which is long-term debt. Under our existing secured credit facility, we have a $460 million revolving line of credit and a €62.0 million term loan (Euro Term Loan). Up to $100.0 million in letters of credit may be drawn in U.K. pounds or euros in addition to U.S. dollars. The credit facility is secured by substantially all of the Company's assets and interest is based on standard inter-bank offering rates. In addition, we have unsecured foreign currency credit facilities that have been extended by foreign banks for up to $67.8 million. Available credit under the above credit facilities was $256.2 million at October 26, 2012, reflecting bank borrowings of $240.0 million and letters of credit of $31.7 million.

We also have outstanding $175.0 million 6.625% senior notes due in March 2017 and $250.0 million 7.0% senior notes due in August 2020. The indentures governing those notes and other debt agreements limit, but do not prohibit, us from incurring additional debt in the future. Our level of debt could have significant consequences to our business, including the following:

- Depending on interest rates and debt maturities, a substantial portion of our cash flow from operations could be dedicated to paying principal and interest on our debt, thereby reducing funds available for our acquisition strategy, capital expenditures or other purposes;
- A significant amount of debt could make us more vulnerable to changes in economic conditions or increases in prevailing interest rates;
- Our ability to obtain additional financing for acquisitions, capital expenditures or for other purposes could be impaired;
- The increase in the amount of debt we have outstanding increases the risk of non-compliance with some of the covenants in our debt agreements which require us to maintain specified financial ratios; and
- We may be more leveraged than some of our competitors, which may result in a competitive disadvantage.

The loss of a significant customer or defense program could have a material adverse effect on our operating results.

Some of our operations are dependent on a relatively small number of customers and aerospace and defense programs, which change from time to time. Significant customers in fiscal 2012 included The Boeing Company, Flame, General Electric, Hawker Beechcraft, Honeywell, Lockheed Martin, Northrop Grumman, Rolls-Royce, Sikorsky, and the U.S. Department of Defense. There can be no assurance that our current significant customers will continue to buy our products at current levels. The loss of a significant customer or the cancellation of orders related to a sole-source defense program could have a material adverse effect on our operating results if we were unable to replace the related sales.

Our revenues are subject to fluctuations that may cause our operating results to decline.

Our business is susceptible to seasonality and economic cycles, and as a result, our operating results have fluctuated widely in the past and are likely to continue to do so. Our revenue tends to fluctuate based on a number of factors, including domestic and foreign economic conditions and developments affecting the specific industries and customers we serve. For example, it is possible that a global recession could occur and result in a more severe downturn in commercial aviation and defense.

It is also possible that in the future our operating results in a particular quarter or quarters will not meet the expectations of securities analysts or investors, causing the market price of our common stock or senior notes to decline. We believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance and should not be relied upon to predict our future performance.

Political and economic changes in foreign countries and markets, including foreign currency fluctuations, may have a material effect on our operating results.

Foreign sales originating from non-U.S. locations were approximately 49% of our total sales in fiscal 2012, and we have manufacturing facilities in a number of foreign countries. A substantial portion of our Avionics & Controls operations is based in Canada and the U.K., and a substantial portion of our Sensors & Systems operations is based in the U.K. and France. We also have manufacturing operations in China, the Dominican Republic, Germany, India, Mexico, and Morocco. Doing business in foreign countries is subject to numerous risks, including political and economic instability, restrictive trade policies of foreign governments, economic conditions in local markets, health concerns, inconsistent product regulation or unexpected changes in regulatory and other legal requirements by foreign agencies or governments, the imposition of product tariffs and the burdens of complying with a wide variety of international and U.S. export laws and differing regulatory requirements. To the extent that foreign sales are transacted in a foreign currency, we are subject to the risk of losses due to foreign currency fluctuations. In addition, we have substantial assets denominated in foreign currencies, primarily the Canadian dollar, U.K. pound and euro, that are not offset by liabilities denominated in those foreign currencies. These net foreign currency investments are subject to material changes in the event of fluctuations in foreign currencies against the U.S. dollar.

We are subject to numerous regulatory requirements, which could adversely affect our business.

Among other things, we are subject to the Foreign Corrupt Practices Act, or FCPA, and the U.K. Bribery Act which generally prohibit companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment. In particular, we may be held liable for actions taken by our strategic or local partners even though our partners are not subject to the FCPA or the U.K. Bribery Act. Any determination that we have violated the FCPA or the U.K. Bribery Act could result in sanctions that could have a material adverse effect on our business, financial condition and results of operations.

We are also subject to a variety of international laws, as well as U.S. export laws and regulations, such as the International Traffic in Arms Regulations (ITAR), which generally restrict the export of defense products, technical data and defense services. We have filed voluntary disclosure reports in fiscal 2012 at certain U.S. operating units and voluntarily reported certain technical violations of U.S. export laws and regulations. We continue to enhance our internal and external auditing compliance program. While management believes that this increased oversight is adequate to address the technical violations, the impact of filing these voluntary disclosure statements covering technical violations, as well as compliance with these laws and regulations and any changes thereto, are difficult to predict. The costs to maintain compliance with these regulations, or failure to comply with these regulations could result in penalties, loss, or suspension of contracts or other consequences, any of which could adversely affect our operations or financial condition in the future.

A downturn in the aircraft market could adversely affect our business.

The aerospace industry is cyclical in nature and affected by periodic downturns that are beyond our control. The principal customers for manufacturers of commercial aircraft are the commercial and regional airlines, which can be adversely affected by a number of factors, including a recession, increasing fuel and labor costs, intense price competition, outbreak of infectious disease and terrorist attacks, as well as economic cycles, all of which can be unpredictable and are outside our control. Any decrease in demand resulting from a downturn in the market could adversely affect our business, financial condition and results of operations.

We may not be able to compete effectively.

Our products and services are affected by varying degrees of competition. We compete with other companies and divisions and units of larger companies in most markets we serve, many of which have greater sales volumes or financial, technological or marketing resources than we do. Our principal competitors include: Astronautics, BAE, Bose, Eaton, ECE, Elbit, EMS, GE Aerospace, Honeywell, IAI, L-3, Otto Controls, RAFI, Rockwell Collins, SELEX, Telephonics, Thales, Ultra Electronics, and Universal Avionics Systems Corporation in our Avionics & Controls segment; Ametek, Amphenol, Eaton, ECE, Goodrich, Hamilton Sundstrand, MPC Products, Meggitt, STPI-Deutsch, and Tyco in our Sensors & Systems segment; and Chemring, Doncasters, Hitemp, J&M, JPR Hutchinson, Kmass, Meggitt (including Dunlop Standard Aerospace Group), Rheinmetall, Trelleborg, ULVA, and UMPCO in our Advanced Materials segment. The principal competitive factors in the commercial markets in which we participate are product performance, service and price. Maintaining product performance requires expenditures in research and development that lead to product improvement and new product introduction. Companies with more substantial financial resources may have a better ability to make such expenditures. We cannot assure that we will be able to continue to successfully compete in our markets, which could adversely affect our business, financial condition and results of operations.

Our backlog is subject to modification or termination, which may reduce our sales in future periods.

We currently have a backlog of orders based on our contracts with customers. Under many of our contracts, our customers may unilaterally modify or terminate their orders at any time. In addition, the maximum contract value specified under a government contract awarded to us is not necessarily indicative of the sales that we will realize under that contract. For example, we are a sole-source prime contractor for many different military programs with the U.S. Department of Defense. We depend heavily on the government contracts underlying these programs. Over its lifetime, a program may be implemented by the award of many different individual contracts and subcontracts. The funding of government programs is subject to congressional appropriation.

Changes in defense procurement models may make it more difficult for us to successfully bid on projects as a prime contractor and limit sole-source opportunities available to us.

In recent years, the trend in combat system design and development appears to be evolving toward the technological integration of various battlefield components, including combat vehicles, command and control network communications, advanced technology artillery systems and robotics. If the U.S. military procurement approach continues to require this kind of overall battlefield combat system integration, we expect to be subject to increased competition from aerospace and defense companies which have significantly greater resources than we do.

We may lose money or generate less than expected profits on our fixed-price contracts.

Our customers set demanding specifications for product performance, reliability and cost. Some of our government contracts and subcontracts provide for a predetermined, fixed price for the products we make regardless of the costs we incur. Therefore, we must absorb cost overruns, notwithstanding the difficulty of estimating all of the costs we will incur in performing these contracts and in projecting the ultimate level of sales that we may achieve. Our failure to anticipate technical problems, estimate costs accurately, integrate technical processes effectively or control costs during performance of a fixed-price contract may reduce the profitability of a fixed-price contract or cause a loss. While we believe that we have recorded adequate provisions in our financial statements for losses on our fixed-price contracts as required under GAAP, we cannot assure that our contract loss provisions will be adequate to cover all actual future losses. Therefore, we may incur losses on fixed-price contracts that we had expected to be profitable, or such contracts may be less profitable than expected.

The market for our products may be affected by our ability to adapt to technological change.

The rapid change of technology is a key feature of all of the markets in which our businesses operate. To succeed in the future, we will need to design, develop, manufacture, assemble, test, market, and support new products and enhancements to our existing products in a timely and cost-effective manner. Historically, our technology has been developed through internal research and development expenditures, as well as customer-sponsored research and development programs. There is no guarantee that we will continue to maintain, or benefit from, comparable levels of research and development in the future. In addition, our competitors may develop technologies and products that are more effective than those we develop or that render our technology and products obsolete or noncompetitive. Furthermore, our products could become unmarketable if new industry standards emerge. We cannot assure that our existing products will not require significant modifications in the future to remain competitive or that new products we introduce will be accepted by our customers, nor can we assure that we will successfully identify new opportunities and continue to have the needed financial resources to develop new products in a timely or cost-effective manner.

Our business is subject to government contracting regulations, and our failure to comply with such laws and regulations could harm our operating results and prospects.

We estimate that approximately 26% of our sales in fiscal 2012 were attributable to contracts in which we were either the prime contractor to, or a subcontractor to a prime contractor to, the U.S. government. As a contractor and subcontractor to the U.S. government, we must comply with laws and regulations relating to the formation, administration and performance of federal government contracts that affect how we do business with our customers and may impose added costs to our business. For example, these regulations and laws include provisions that contracts we have been awarded are subject to:

- Protest or challenge by unsuccessful bidders; and
- Unilateral termination, reduction or modification in the event of changes in government requirements.

The accuracy and appropriateness of certain costs and expenses used to substantiate our direct and indirect costs for the U.S. government under both cost-plus and fixed-price contracts are subject to extensive regulation and audit by the Defense Contract Audit Agency, an arm of the U.S. Department of Defense. Responding to governmental audits, inquiries or investigations may involve significant expense and divert management attention. Our failure to comply with these or other laws and regulations could result in contract termination, suspension or debarment from contracting with the federal government, civil fines and damages, and criminal prosecution and penalties, any of which could have a material adverse effect on our operating results.

A significant portion of our business depends on U.S. government contracts, which are often subject to competitive bidding, and a failure to compete effectively or accurately anticipate the success of future projects could adversely affect our business.

We obtain many of our U.S. government contracts through a competitive bidding process that subjects us to risks associated with:

- The frequent need to bid on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and/or cost overruns;
- The substantial time and effort, including design, development and marketing activities, required to prepare bids and proposals for contracts that may not be awarded to us; and
- The design complexity and rapid rate of technological advancement of defense-related products.

In addition, in order to win the award of developmental programs, we must be able to align our research and development and product offerings with the government's changing concepts of national defense and defense systems. The government's termination of, or failure to fully fund, one or more of the contracts for our programs would have a negative impact on our operating results and financial condition. Furthermore, we serve as a subcontractor on several military programs that, in large part, involve the same risks as prime contracts.

Overall, we rely on key contracts with U.S. government entities for a significant portion of our sales and business. A substantial reduction in these contracts would materially adversely affect our operating results and financial position.

The airline industry is heavily regulated and if we fail to comply with applicable requirements, our results of operations could suffer.

Governmental agencies throughout the world, including the U.S. Federal Aviation Administration, or the FAA, prescribe standards and qualification requirements for aircraft components, including virtually all commercial airline and general aviation products, as well as regulations regarding the repair and overhaul of aircraft engines. Specific regulations vary from country to country, although compliance with FAA requirements generally satisfies regulatory requirements in other countries. We include, with the replacement parts that we sell to our customers, documentation certifying that each part complies with applicable regulatory requirements and meets applicable standards of airworthiness established by the FAA or the equivalent regulatory agencies in other countries. In order to sell our products, we and the products we manufacture must also be certified by our individual OEM customers. If any of the material authorizations or approvals qualifying us to supply our products is revoked or suspended, then the sale of the subject product would be prohibited by law, which would have an adverse effect on our business, financial condition and results of operations.

From time to time, the FAA or equivalent regulatory agencies in other countries propose new regulations or changes to existing regulations, which are usually more stringent than existing regulations. If these proposed regulations are adopted and enacted, we may incur significant additional costs to achieve compliance, which could have a material adverse effect on our business, financial condition and results of operations.

We depend on the continued contributions of our executive officers and other key management, each of whom would be difficult to replace.

Our future success depends to a significant degree upon the continued contributions of our senior management and our ability to attract and retain other highly qualified management personnel. We face competition for management from other companies and organizations. Therefore, we may not be able to retain our existing management personnel or fill new management positions or vacancies created by expansion or turnover at our existing compensation levels. Although we have entered into change of control agreements with members of senior management, we do not have employment contracts with our key executives, nor have we purchased "key-person" insurance on the lives of any of our key officers or management personnel to reduce the impact to our company that the loss of any of them would cause. Specifically, the loss of any of our executive officers would disrupt our operations and divert the time and attention of our remaining officers. Additionally, failure to attract and retain highly qualified management personnel would damage our business prospects.

If we are unable to protect our intellectual property rights adequately, the value of our products could be diminished.

Our success is dependent in part on obtaining, maintaining and enforcing our proprietary rights and our ability to avoid infringing on the proprietary rights of others. While we take precautionary steps to protect our technological advantages and intellectual property and rely in part on patent, trademark, trade secret and copyright laws, we cannot assure that the precautionary steps we have taken will completely protect our intellectual property rights. Because patent applications in the United States are maintained in secrecy until either the patent application is published or a patent is issued, we may not be aware of third-party patents, patent applications and other intellectual property relevant to our products that may block our use of our intellectual property or may be used in third-party products that compete with our products and processes. In the event a competitor successfully challenges our products, processes, patents or licenses or claims that we have infringed upon their intellectual property, we could incur substantial litigation costs defending against such claims, be required to pay royalties, license fees or other damages or be barred from using the intellectual property at issue, any of which could have a material adverse effect on our business, operating results and financial condition.

In addition to our patent rights, we also rely on unpatented technology, trade secrets and confidential information. Others may independently develop substantially equivalent information and techniques or otherwise gain access to or disclose our technology. We may not be able to protect our rights in unpatented technology, trade secrets and confidential information effectively. We require each of our employees and consultants to execute a confidentiality agreement at the commencement of an employment or consulting relationship with us. However, these agreements may not provide effective protection of our information or, in the event of unauthorized use of disclosure, they may not provide adequate remedies.

Future asbestos claims could harm our business.

We are subject to potential liabilities relating to certain products we manufactured containing asbestos. To date, our insurance has covered claims against us relating to those products. Commencing November 1, 2003, insurance coverage for asbestos claims has been unavailable. However, we continue to have some insurance coverage for exposure to asbestos contained in our products prior to that date.

As a result of the termination of the NASA Space Shuttle program, manufacturing of rocket engine insulation material containing asbestos ceased in July 2010. In December 2011, we dismantled our facility used to manufacture the asbestos-based insulation for the Space Shuttle program. We have an agreement with the customer for indemnification for certain losses we may incur as a result of asbestos claims relating to a product we previously manufactured, but we cannot assure that this indemnification agreement will fully protect us from losses arising from asbestos claims.

To the extent we are not insured or indemnified for losses from asbestos claims relating to our products, asbestos claims could adversely affect our operating results and our financial condition.

Environmental laws and regulations may subject us to significant liability.

Our business and our facilities are subject to a number of federal, state, local and foreign laws, regulations and ordinances governing, among other things, the use, manufacture, storage, handling and disposal of hazardous materials and certain waste products. Among these environmental laws are rules by which a current or previous owner or operator of land may be liable for the costs of investigation, removal or remediation of hazardous materials at such property. In addition, these laws typically impose liability regardless of whether the owner or operator knew of, or was responsible for, the presence of any hazardous materials. Persons who arrange for the disposal or treatment of hazardous materials may be liable for the costs of investigation, removal or remediation of such substances at the disposal or treatment site, regardless of whether the affected site is owned or operated by them.

Because we own and operate a number of facilities that use, manufacture, store, handle or arrange for the disposal of various hazardous materials, we may incur costs for investigation, removal and remediation, as well as capital costs, associated with compliance with environmental laws. At the time of our asset acquisition of the Electronic Warfare Passive Expendables Division of BAE Systems North America (BAE), certain environmental remedial activities were required under a Part B Permit issued to the infrared decoy flare facility by the Arkansas Department of Environmental Quality under the Federal Resource Conservation and Recovery Act. The Part B Permit was transferred to our subsidiary, Armtec, along with the remedial obligations. Under the terms of the asset purchase agreement, BAE Systems agreed to perform and pay for these remedial obligations at the infrared decoy flare facility up to a maximum amount of $25.0 million. BAE is currently conducting monitoring activities as required under the asset purchase agreement. Although environmental costs have not been material in the past, we cannot assure that these matters, or any similar liabilities that arise in the future, will not exceed our resources, nor can we completely eliminate the risk of accidental contamination or injury from these materials.

An accident at our combustible ordnance or flare countermeasure operations could harm our business.

We are subject to potential liabilities in the event of an accident at our combustible ordnance and flare countermeasure operations. Our products are highly flammable during certain phases of the manufacturing process. Accordingly, our facilities are designed to isolate these operations from direct contact with employees. Our overall safety infrastructure is compliant with regulatory guidelines. In addition, we utilize hazard detection and intervention systems. Our employees receive safety training and participate in internal safety demonstrations. We continuously track safety effectiveness in relation to the U.S. Bureau of Labor Statistics, OSHA, and the HSE in the U.K. to help ensure performance is within industry standards. In addition, we perform on-going process safety hazard analyses, which are conducted by trained safety teams to identify risk areas that arise. We monitor progress through review of safety action reports that are produced as part of our operations. Although we believe our safety programs are robust and our compliance with our programs is high, it is possible for an accident to occur. For example, an explosion occurred in 2006 at our Wallop facility in the U.K. (causing a fatality, several minor injuries, and extensive damage to the facility). We are insured in excess of our deductible on losses from property, loss of business, and for personal liability claims from an accident; however, we may not be able to maintain insurance coverage in the future at an acceptable cost. Significant losses not covered by insurance could have a material adverse effect on our business, financial condition, and results of operations.

We may be required to defend lawsuits or pay damages in connection with the alleged or actual harm caused by our products.

We face an inherent business risk of exposure to product liability claims in the event that the use of our products is alleged to have resulted in harm to others or to property. For example, our operations expose us to potential liabilities for personal injury or death as a result of the failure of an aircraft component that has been designed, manufactured or serviced by us. We may incur significant liability if product liability lawsuits against us are successful. While we believe our current general liability and product liability insurance is adequate to protect us from future product liability claims, we cannot assure that coverage will be adequate to cover all claims that may arise. Additionally, we may not be able to maintain insurance coverage in the future at an acceptable cost. Significant losses not covered by insurance or for which third-party indemnification is not available could have a material adverse effect on our business, financial condition and results of operations.

Item 2. Properties

The following table summarizes our properties that are greater than 100,000 square feet or related to a principal operation, including identification of the business segment, as of October 26, 2012:

Location	Type of Facility	Business Segment	Approximate Square Footage	Owned or Leased
Brea, CA	Office & Plant	Advanced Materials	329,000	Owned
Montréal, Canada	Office & Plant	Avionics & Controls	269,000	Owned
East Camden, AR	Office & Plant	Advanced Materials	262,000	Leased
Stillington, U.K.	Office & Plant	Advanced Materials	222,000	Owned
Everett, WA	Office & Plant	Avionics & Controls	216,000	Leased
Champagné, France	Office & Plant	Sensors & Systems	191,000	Owned
Coeur d'Alene, ID	Office & Plant	Avionics & Controls	140,000	Leased
Coachella, CA	Office & Plant	Advanced Materials	140,000	Owned
Marolles, France	Office & Plant	Sensors & Systems	127,000	Owned
Buena Park, CA	Office & Plant	Sensors & Systems	110,000	Owned*
Bourges, France	Office & Plant	Sensors & Systems	109,000	Owned
Farnborough, U.K.	Office & Plant	Sensors & Systems	103,000	Leased
Hampshire, U.K.	Office & Plant	Advanced Materials	103,000	Owned
Kent, WA	Office & Plant	Advanced Materials	103,000	Owned
Wenatchee, WA	Office & Plant	Sensors & Systems	96,000	Leased
Milan, TN	Office & Plant	Advanced Materials	96,000	Leased
Sylmar, CA	Office & Plant	Avionics & Controls	96,000	Leased
Valencia, CA	Office & Plant	Advanced Materials	88,000	Owned
Kanata, Canada	Office & Plant	Avionics & Controls	83,000	Leased
Gloucester, U.K.	Office & Plant	Advanced Materials	59,000	Leased

* The building is located on a parcel of land covering 16.1 acres that is leased by the Company.

In total, we own approximately 2,300,000 square feet and lease approximately 2,000,000 square feet of manufacturing facilities and properties.

Item 3. Legal Proceedings

From time to time we are involved in legal proceedings arising in the ordinary course of our business. We believe we have adequately reserved for these liabilities and that there is no litigation pending that could have a material adverse effect on our results of operations and financial condition.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted to a vote of security holders during the fourth quarter of the fiscal year ended October 26, 2012.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Price of Esterline Common Stock
In Dollars

For Fiscal Years	2012		2011	
	High	Low	High	Low
Quarter				
First	$ 62.35	$ 48.50	$ 73.49	$ 56.61
Second	76.86	60.55	73.46	64.93
Third	70.47	56.88	82.28	69.54
Fourth	60.85	51.13	78.04	47.48

Principal Market – New York Stock Exchange

At the end of fiscal 2012, there were approximately 327 holders of record of the Company's common stock. On December 18, 2012, there were 325 holders of record of our common stock.

No cash dividends were paid during fiscal 2012 and 2011. We are restricted from paying dividends under our current secured credit facility, and we do not anticipate paying any dividends in the foreseeable future.

The following graph shows the performance of the Company's common stock compared to the S&P 500 Index, the S&P MidCap 400 Index, and the S&P 400 Aerospace & Defense Index for a $100 investment made on October 26, 2007.


Comparison of Cumulative Five Year Total Return
$150
$100
$50
$0
Oct '07
Oct '08
Oct '09
Oct '10
Oct '11
Oct '12
Esterline Technologies
S&P 500 Index
S&P MidCap 400 Index
S&P 400 Aerospace & Defense

Item 6. Selected Financial Data

Selected Financial Data
In Thousands, Except Per Share Amounts

For Fiscal Years	2012	2011	2010	2009	2008
Operating Results[1]					
Net sales	$ 1,992,318	$ 1,717,985	$ 1,526,601	$ 1,407,459	$ 1,462,196
Cost of sales	1,273,365	1,128,265	1,010,390	954,161	981,934
Selling, general and administrative	382,887	304,154	258,290	235,483	234,451
Research, development and engineering	107,745	94,505	69,753	64,456	85,097
Gain on settlement of contingency	(11,891)	0	0	0	0
Goodwill impairment	52,169	0	0	0	0
Other (income) expense	(1,263)	(6,853)	(8)	7,970	86
Operating earnings from continuing operations	189,306	197,914	188,176	145,389	160,628
Interest income	(465)	(1,615)	(960)	(1,634)	(4,373)
Interest expense	46,238	40,216	33,181	28,689	29,922
Income from continuing operations before income taxes	143,533	158,482	154,749	118,334	136,929
Income tax expense	29,958	24,938	24,504	12,549	25,288
Income from continuing operations including noncontrolling interests	113,575	133,544	130,245	105,785	111,641
Income (loss) from discontinued operations attributable to Esterline, net of tax	0	(47)	11,881	14,230	9,275
Net earnings attributable to Esterline	112,535	133,040	141,920	119,798	120,533
Gross margin	36.1%	34.3%	33.8%	32.2%	32.8%
Selling, general and administrative as a percent of sales	19.2%	17.7%	16.9%	16.7%	16.0%
Research, development and engineering as a percent of sales	5.4%	5.5%	4.6%	4.6%	5.8%

Selected Financial Data
In Thousands, Except Per Share Amounts

For Fiscal Years	2012	2011	2010	2009	2008
Operating Results[1]					
Earnings per share attributable to Esterline – diluted:					
Continuing operations	$ 3.60	$ 4.27	$ 4.27	$ 3.52	$ 3.72
Discontinued operations	0.00	0.00	0.39	0.48	0.31
Earnings per share attributable to Esterline – diluted	3.60	4.27	4.66	4.00	4.03
Financial Structure					
Total assets	$ 3,227,117	$ 3,378,586	$ 2,587,738	$ 2,314,247	$ 1,922,102
Credit facilities	240,000	360,000	0	0	0
Long-term debt, net	598,060	660,028	598,972	520,158	388,248
Total Esterline shareholders' equity	1,610,481	1,562,835	1,412,796	1,253,021	1,026,341
Weighted average shares outstanding – diluted	31,282	31,154	30,477	29,951	29,908
Other Selected Data					
Cash flows provided (used) by operating activities	$ 194,171	$ 192,429	$ 179,801	$ 156,669	$ 118,893
Cash flows provided (used) by investing activities	(48,502)	(869,021)	(20,719)	(250,357)	(30,139)
Cash flows provided (used) by financing activities	(167,820)	436,420	84,260	103,515	(63,278)
Net increase (decrease) in cash	(24,360)	(237,085)	245,326	16,149	13,576
EBITDA from continuing operations [2,3]	347,390	280,926	257,815	214,553	223,443
Capital expenditures [4]	49,446	49,507	45,417	58,694	38,785
Interest expense	46,238	40,216	33,181	28,689	29,922
Depreciation and amortization from continuing operations	105,915	83,012	69,639	69,164	62,815
Ratio of debt to EBITDA [2,5]	2.4	3.7	2.4	2.5	1.8

[1] Operating results reflect the segregation of continuing operations from discontinued operations. See Note 2 to the Consolidated Financial Statements. Operating results include the acquisitions of Souriau in July 2011, Eclipse in December 2010, Racal Acoustics in January 2009, and NMC Group, Inc. (NMC) in December 2008. See Note 15 to the Consolidated Financial Statements.

[2] Excludes the goodwill impairment in 2012 of $52.2 million. Investors, financial analysts, and others in the aerospace and defense industry find it useful to exclude goodwill impairments, because the resulting information is more representative of ongoing operations.

[3] EBITDA from continuing operations is a measurement not calculated in accordance with GAAP. We define EBITDA from continuing operations as operating earnings from continuing operations plus depreciation and amortization

(excluding amortization of debt issuance costs). We do not intend EBITDA from continuing operations to represent cash flows from continuing operations or any other items calculated in accordance with GAAP, or as an indicator of Esterline's operating performance. Our definition of EBITDA from continuing operations may not be comparable with EBITDA from continuing operations as defined by other companies. We believe EBITDA is commonly used by financial analysts and others in the aerospace and defense industries and thus provides useful information to investors. Our management and certain financial creditors use EBITDA as one measure of our leverage capacity and debt servicing ability, and is shown here with respect to Esterline for comparative purposes. EBITDA is not necessarily indicative of amounts that may be available for discretionary uses by us. The following table reconciles operating earnings from continuing operations to EBITDA from continuing operations:

In Thousands

For Fiscal Years	2012	2011	2010	2009	2008
Operating earnings from continuing operations	$ 189,306	$ 197,914	$ 188,176	$ 145,389	$ 160,628
Depreciation and amortization from continuing operations	105,915	83,012	69,639	69,164	62,815
Goodwill impairment	52,169	0	0	0	0
EBITDA from continuing operations	$ 347,390	$ 280,926	$ 257,815	$ 214,553	$ 223,443

[4] Excludes capital expenditures accounted for as a capitalized lease obligation of $8,139, $28,202, and $7,981 in fiscal 2010, 2009, and 2008, respectively.

[5] We define the ratio of debt to EBITDA as total debt divided by EBITDA.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes in Item 8 of this report. This discussion and analysis contains forward-looking statements and estimates that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those discussed in the "Forward-Looking Statements" section in Item 1 of this report and the "Risk Factors" section in Item 1A of this report.

OVERVIEW

We operate our businesses in three segments: Avionics & Controls, Sensors & Systems and Advanced Materials. Our segments are structured around our technical capabilities. Sales in all segments include domestic, international, defense and commercial customers.

The Avionics & Controls segment includes avionics systems, control systems, interface technologies and communication systems capabilities. Avionics systems designs and develops cockpit systems integration and avionics solutions for commercial and military applications. Control systems designs and manufactures technology interface systems for military and commercial aircraft and land- and sea-based military vehicles. Interface technologies manufactures and develops custom control panels and input systems for medical, industrial, military and casino gaming industries. Communication systems designs and manufactures military audio and data products for severe battlefield environments, embedded communication intercept receivers for signal intelligence applications, as well as communication control systems to enhance security and aural clarity in military applications.

The Sensors & Systems segment includes power systems, connection technologies and advanced sensors capabilities. Power systems develops and manufactures electrical power switching and other related systems, principally for aerospace and defense customers. Connection technologies develops and manufactures highly engineered connectors for harsh environments and serves the aerospace, defense & space, power generation, rail and industrial equipment markets. Advanced sensors develops and manufactures high precision temperature and pressure sensors for aerospace and defense customers.

The Advanced Materials segment includes engineered materials and defense technologies capabilities. Engineered materials develops and manufactures thermally engineered components and high-performance elastomer products used in a wide range of commercial aerospace and military applications. Defense technologies develops and manufactures combustible ordnance components and warfare countermeasure devices for military customers.

Our business and strategic plan focuses on the continued development of our products principally for aerospace and defense markets. We are concentrating our efforts to expand our capabilities in these markets and to anticipate the global needs of our customers and respond to such needs with comprehensive solutions. These efforts focus on continuous research and new product development, acquisitions and strategic realignments of operations to expand our capabilities as a more comprehensive supplier to our customers across our entire product offering.

On July 26, 2011, we acquired the Souriau Group (Souriau). Souriau is a leading global supplier of highly engineered connection technologies for harsh environments. Souriau is included in our Sensors & Systems segment.

On December 30, 2010, we acquired Eclipse Electronic Systems, Inc. (Eclipse). Eclipse is a designer and manufacturer of embedded communication intercept receivers for signal intelligence applications. Eclipse is included in our Avionics & Controls segment.

On September 8, 2010, we sold Pressure Systems, Inc. for approximately $25.0 million, which was included in our Sensors & Systems segment.

During the fourth fiscal quarter of 2012, net income was $61.7 million, or $1.97 per diluted share, compared with $19.4 million, or $0.62 per diluted share, in the prior-year period. Segment earnings (operating earnings excluding corporate expenses and other income or expense) totaled $90.3 million, or 17.0% of sales, compared with $45.1 million, or 9% of sales, in the prior-year period. The increase in segment earnings reflected improved operating earnings from Avionics & Controls and Advanced Materials. Operating earnings of Sensors & Systems increased due to incremental earnings from the Souriau acquisition and the fiscal 2011 effect of acquisition-related expenses incurred, as well as improved results of advanced sensors and a recovery of non-recurring engineering expenses from a customer in fiscal 2012.

Avionics & Controls results benefited from solid earnings from our avionics software testing business compared to an operating loss in the prior-year period. Avionics & Controls results also benefited from foreign currency exchange gains on embedded derivatives and monetary assets and lower research, development and engineering for avionics systems. Advanced Materials benefited from shipping previously delayed international shipments of flare countermeasure devices in the fourth quarter. The income tax rate for the fourth fiscal quarter of 2012 was 13.0% compared to 11.8% in the prior-year period. Our income tax rate in the fourth quarter was favorably impacted by a $1.4 million release of valuation allowance related to foreign tax credits as a result of a tax examination.

During fiscal 2012, net income was $112.5 million, or $3.60 per diluted share, compared with $133.0 million, or $4.27 per diluted share, during fiscal 2011. The decrease in net income reflected a $52.2 million, or $1.67 per diluted share, impairment charge against goodwill of Racal Acoustics, our military headset business, which is included in our Avionics & Controls segment.

Excluding the impairment charge, segment earnings totaled $271.5 million, or 13.6% of sales, in fiscal 2012 compared with $240.0 million, or 14% of sales, in fiscal 2011, reflecting weaker sales and earnings from Avionics & Controls and strong results from Sensors & Systems and Advanced Materials. Sales and earnings in the fourth quarter increased over the fourth quarter of the prior year. This compared with weaker sales and earnings in each of the first, second and third quarters of fiscal 2012 against the respective corresponding quarters in 2011. Avionics & Controls full year results were impacted by lower sales and earnings of the T-6B military trainer and retrofits of military transport aircraft. Sensors & Systems sales and earnings benefited principally due to the inclusion of full-year results from Souriau. This business was acquired in July 2011, and the inventory fair value adjustment was principally recorded in the prior-year period. Sensors & Systems sales and earnings also benefited from improved sales and earnings of advanced sensors and power systems. The increase in Advanced Materials mainly reflected strong sales and earnings from higher sales of engineered materials.

The income tax rate for fiscal 2012 was 20.9% compared with 15.7% for fiscal 2011.

Cash flows from operating activities were $194.2 million in fiscal 2012 compared to $192.4 million in the prior-year period. We paid down our revolving credit facility and Euro Term Loan by $193.1 million during fiscal 2012.

Results of Operations

Fiscal 2012 Compared with Fiscal 2011

Sales for fiscal 2012 increased 16.0% over the prior year. Sales by segment were as follows:

In Thousands	Increase (Decrease) From Prior Year	2012	2011
Avionics & Controls	(6.2)%	$ 790,015	$ 841,939
Sensors & Systems	69.4%	702,394	414,609
Advanced Materials	8.3%	499,909	461,437
Total		$ 1,992,318	$ 1,717,985

The $51.9 million, or (6.2)% decrease, in Avionics & Controls mainly reflected decreased sales volumes of avionics systems of $64 million and communication systems offset by an increase in sales volumes of control systems. The decrease in avionics systems was principally due to lower cockpit integration sales volumes for the T-6B military trainer and retrofits for military transport aircraft. The decrease in sales for the T-6B was due the bankruptcy filing of Hawker Beechcraft. The decrease in segment sales also reflected a $16 million decrease in sales of hearing protection headsets due to reduced demand and order delays, of which about 50% was offset by higher sales of communication intercept receivers for signal intelligence applications. The increase in control systems sales was mainly due to higher sales to OEM customers. The prior-year period benefited from a $4.4 million retroactive price settlement due to product scope changes.

The $287.8 million, or 69.4% increase, in Sensors & Systems principally reflected incremental sales from the Souriau acquisition of $250 million and increased sales volume of advanced sensors and power systems of $36 million. About 60% of the increase in advanced sensors and power systems sales reflected increased sales of power systems due to higher demand for commercial aviation products. The increase in advanced sensors reflected higher OEM sales and strong aftermarket demand for aerospace and industrial customers. Sales in fiscal 2012 reflected a weaker euro relative to the U.S. dollar compared with the prior-year period.

The $38.5 million, or 8.3% increase, in sales of Advanced Materials principally reflected increased sales volumes of engineered materials of $40 million, partially offset by decreased sales volumes of defense technologies. The increase in engineered materials primarily reflected strong demand for elastomer and insulation materials for commercial aviation products. The decrease in defense technologies principally reflected a decrease in sales of non-U.S. countermeasure flares due to reduced demand and order delays as well as lower demand for combustible ordnance.

Foreign sales originating from non-U.S. locations, including export sales by domestic operations, totaled $1.2 billion and $971.0 million, and accounted for 59.2% and 56.5% of our sales in fiscal 2012 and 2011, respectively.

Overall, gross margin as a percentage of sales was 36.1% and 34.3% in fiscal 2012 and 2011, respectively. Gross profit was $719.0 million and $589.7 million in fiscal 2012 and 2011, respectively.

Avionics & Controls segment gross margin was 39.5% and 38.8% for fiscal 2012 and 2011, respectively. Segment gross profit was $311.7 million compared to $326.5 million in the prior-year period. The decrease in gross profit was mainly due to lower sales volumes for the T-6B military trainer cockpit and retrofits of military aircraft, partially offset by increased gross profit of our avionics software testing business.

Sensors & Systems segment gross margin was 34.8% and 28.3% for fiscal 2012 and 2011, respectively. Segment gross profit was $244.6 million and $117.4 million for fiscal 2012 and 2011, respectively. Approximately 10% of the increase in gross profit reflected strong demand for power systems for commercial aviation applications. Approximately 85% of the increase in gross profit was due to incremental gross profit from the Souriau acquisition. Souriau's gross profit was impacted by a $12 million charge in the first fiscal quarter of 2012 due to recording Souriau's acquired inventory at its fair value. The prior-year period included a $27.9 million inventory fair value adjustment, recognized principally in the fourth fiscal quarter of 2011.

Advanced Materials segment gross margin was 32.5% and 31.6% for fiscal 2012 and 2011, respectively. Segment gross profit was $162.7 million and $145.8 million for fiscal 2012 and 2011, respectively. The increase in gross profit was principally due to higher sales of elastomer materials and insulation materials primarily for commercial aviation applications. Gross profit on defense technologies increased slightly, principally reflecting an increase in gross profit and margin on flare countermeasures, partially offset by lower gross profit on combustible ordnance due to decreased sales volumes.

Selling, general and administrative expenses (which include corporate expenses) increased to $382.9 million, or 19.2% of sales, in fiscal 2012 compared with $304.2 million, or 17.7% of sales, in fiscal 2011. The increase in selling, general and administrative expense principally reflected a $65.1 million increase in selling, general and administrative expense at our Sensors & Systems segment due to incremental selling, general and administrative expense from the Souriau acquisition. Selling, general and administrative expense increased $19.4 million at Avionics & Controls and Advanced Materials. This increase reflects a $2.8 million increase in bad debt due to the bankruptcy filing of Hawker Beechcraft, $5 million in incremental selling, general and administrative expense from the Eclipse acquisition, and $4.3 million in severance costs. Corporate expense decreased $5.8 million from fiscal 2011, principally reflecting lower acquisition-related expenses.

Research, development and related engineering spending increased to $107.7 million, or 5.4% of sales, in fiscal 2012 compared with $94.5 million, or 5.5% of sales, in fiscal 2011. The $13.2 million increase in research, development and related engineering expense principally reflects the incremental spending of $9 million on connection technologies reflecting a full-year impact due to the acquisition of Souriau and $6 million on power systems.

Segment earnings for fiscal 2012 were $219.4 million, or 11.0% of sales, compared with $240.0 million, or 14.0% of sales, for fiscal 2011. The decrease in segment earnings reflects the $52.2 million impairment charge against goodwill of Racal Acoustics. If the impairment charge is excluded, segment earnings totaled $271.5 million, or 13.6% of sales, for fiscal 2012.

Avionics & Controls segment earnings were $54.9 million, or 7.0% of sales, in fiscal 2012 compared with $135.2 million, or 16.1% of sales, in fiscal 2011. Excluding the $52.2 million impairment charge, segment earnings were $107.1 million, or 13.6% of sales, in fiscal 2012. The decrease in segment earnings from the prior-year period reflects a $22 million decrease in avionics systems earnings and a $5 million decrease in control systems earnings. Avionics systems earnings were impacted by decreased gross profit and a $2.3 million bad debt expense due to the bankruptcy of Hawker Beechcraft, partially offset by a decrease in spending on research, development and engineering. Control systems earnings were impacted by an increase in research, development and engineering expense. Additionally, the second fiscal quarter of 2011 benefited from a $1.1 million recovery of non-recurring engineering expense upon settlement with a customer of control systems.

Sensors & Systems segment earnings were $70.9 million, or 10.1% of sales, in fiscal 2012 compared with $22.5 million, or 5.4% of sales, in fiscal 2011, principally reflecting $40 million in incremental earnings from the Souriau acquisition and increases in sales in both power systems and advanced sensors. Souriau incurred an operating loss of $22.4 million in fiscal 2011 principally reflecting the inventory fair value adjustment referenced above. Power systems benefited from increased gross profits, partially offset by higher research, development and engineering spending. Advanced sensors benefited from increased gross profits mainly due to higher aftermarket demand and a $1.9 million recovery of non-recurring engineering and higher French tax credits on research, development and engineering expense.

Advanced Materials segment earnings were $93.5 million, or 18.7% of sales, in fiscal 2012 compared with $82.3 million, or 17.8% of sales, in fiscal 2011, primarily reflecting increased earnings from sales of engineered materials of $9 million and improved earnings from sales of defense technologies. The increase in engineered materials earnings reflected the increase in gross profit. The prior-year period benefited from a $3.2 million gain on sale of a facility, partially offset by a $1.7 million increase in an estimated liability for an environmental issue, which was paid in fiscal 2012. The improvement in results for defense technologies principally reflected an increase in earnings for countermeasures operations partially offset by decreased earnings of combustible ordnance of $3 million.

Prior to our March 2007 acquisition of CMC, CMC was involved in a transaction in which CMC shareholders had a limited amount of time in which to tender their shares in exchange for cash. In May 2008, after the prescribed time period had expired, CAD $11.8 million remained unclaimed. As a result, the paying agent returned the unclaimed amount to CMC in accordance with Canadian law. In December 2008, CMC's former parent company instituted a legal action against the paying agent, alleging negligence and breached contract terms by returning the funds to CMC. The plaintiff lost at trial and appealed. In the second quarter of fiscal 2012, CMC received notice that the plaintiff abandoned its appeal. In addition, CMC and the paying agent settled all remaining issues. Management concluded that all contingencies relating to this matter were resolved, and accordingly, the Company recorded a gain of approximately CAD $11.8 million or $11.9 million, or $9.5 million after tax, in the second fiscal quarter of 2012.

Interest expense increased to $46.2 million during fiscal 2012 compared with $40.2 million in the prior year, reflecting higher borrowings.

The income tax rate for fiscal 2012 was 20.9% compared with 15.7% in fiscal 2011. The tax rate was lower than the statutory rate, as both years benefited from various tax credits and certain foreign interest expense deductions. During fiscal 2012, we recognized $8.7 million of discrete income tax benefits as a result of the following items: The first item was a $2.3 million tax benefit due to a change in French tax laws associated with the holding company structure and the financing of the Souriau acquisition. The second item was a $2.9 million reduction of the U.K. statutory income tax rate. The third item was a $2.1 million tax benefit as a result of reconciling the prior year's income tax return to the U.S. income tax provision and settlement of tax examinations. The fourth item was a $1.4 million release of valuation allowance related to foreign tax credits as a result of a tax examination.

In fiscal 2011, we recognized $11.4 million of discrete income tax benefits as result of the following items. The first item was $3.1 million of income tax benefits due to the retroactive extension of the U.S. federal research and experimentation credits and the release of a valuation allowance related to a net operating loss of an acquired subsidiary. The second item was $5.6 million of income tax benefits associated with net operating losses of an acquired subsidiary as a result of concluding a tax examination. The third item was $3.5 million of net reduction of deferred income tax liabilities as a result of a reduction in the U.K. statutory income tax rate. The fourth item was $0.8 million of income tax expense as a result of reconciling the prior-year's income tax returns to the prior year's provision for income tax. We expect the income tax rate to be approximately 23% in fiscal 2013.

It is reasonably possible that within the next 12 months approximately $8.5 million of tax benefits associated with research and experimentation tax credits, capital and operating losses that are currently unrecognized could be recognized as a result of settlement of examinations and/or the expiration of a statute of limitations. If these tax benefits were to be recognized during fiscal 2013, fiscal 2013 expected income tax rate could decrease to approximately 21%

To the extent that sales are transacted in a currency other than the functional currency of the operating unit, we are subject to foreign currency fluctuation risk.

We use forward contracts to hedge our foreign currency exchange risk. To the extent that these hedges qualify under U.S. GAAP, the amount of gain or loss is deferred in Accumulated Other Comprehensive Income (AOCI) until the related sale occurs. Also, we are subject to foreign currency gains or losses from embedded derivatives on backlog denominated in a currency other than the functional currency of our operating companies or its customers. Gains and losses on forward contracts, embedded derivatives, and revaluation of assets and liabilities denominated in currency other than the functional currency of the Company for fiscal 2012 and 2011 were as follows:

In Thousands		2012		2011
Forward foreign currency contracts – gain (loss)	$	(6,338)	$	701
Forward foreign currency contracts – reclassified from AOCI		783		10,185
Embedded derivatives – gain		425		797
Revaluation of monetary assets/liabilities – gain		2,250		2,108
Total	$	(2,880)	$	13,791

New orders for fiscal 2012 were $2.1 billion compared with $1.9 billion for fiscal 2011. Orders increased across all of our segments. Backlog at the end of fiscal 2012 and 2011 was $1.3 billion. Approximately $408.0 million is scheduled to be delivered after fiscal 2013. Backlog is subject to cancellation until delivery.

Fiscal 2011 Compared with Fiscal 2010

Sales for fiscal 2011 increased 12.5% over the prior year. Sales by segment were as follows:

In Thousands	Increase (Decrease) From Prior Year		2011		2010
Avionics & Controls	6.6%	$	841,939	$	790,016
Sensors & Systems	38.9%		414,609		298,559
Advanced Materials	5.3%		461,437		438,026
Total		$	1,717,985	$	1,526,601

The $51.9 million, or 6.6% increase, in Avionics & Controls mainly reflected increased sales volumes of avionics systems of $25 million, control systems of $25 million, and communication systems of $6 million, mostly offset by decreased sales volumes of interface technologies systems. The increase in avionics systems principally reflected strong sales volumes of avionics products of $18.2 million. The increase in control systems reflected strong OEM and after-market sales and a $4.4 million retroactive price settlement due to product scope changes. The first six months of fiscal 2011 benefited from higher demand for after-market spares due to restocking of depleted inventory by our customers. During the second six months, demand levels for spares declined and more closely reflected the underlying activity of the flying fleet. The increased sales of communication systems principally reflected $37.6 million in incremental sales from the Eclipse acquisition completed in the first fiscal quarter of 2011, partially offset by decreased sales of hearing protection headset devices due to uncertainty over the U.S. and U.K. military budgets.

The $116.1 million, or 38.9% increase, in Sensors & Systems mainly reflected incremental sales from the Souriau acquisition in the third quarter of fiscal 2011 of $78 million and increased sales volumes of advanced sensors of $16 million and power systems of $22 million. The increase in advanced sensors sales mainly reflected strong aftermarket demand for temperature and pressure sensors. The increase in power systems mainly reflected higher OEM and retrofit sales for commercial aviation. Segment sales in the second, third and fourth quarters of fiscal 2011 reflected a stronger pound sterling and euro compared to the U.S. dollar compared to the prior-year period, while sales in the first quarter of fiscal 2011 reflected a weaker pound sterling and euro relative to the U.S. dollar relative to the prior-year period.

The $23.4 million, or 5.3%, increase in sales of Advanced Materials principally reflected a $33 million decrease in sales volumes of defense technologies and a $54 million increase in sales of engineered materials. The decrease in sales of defense technologies mainly reflected lower sales volumes of countermeasures, principally due to lower requirements from our non-U.S. customers. The increase in sales of engineered materials reflected strong demand for elastomer and insulation materials for commercial aerospace applications.

Foreign sales, including export sales by domestic operations, totaled $971.0 million and $860.0 million, and accounted for 56.5% and 56.3% of our sales in fiscal 2011 and 2010, respectively.

Overall, gross margin as a percentage of sales was 34.3% and 33.8% in fiscal 2011 and 2010, respectively. Gross profit was $589.7 million and $516.2 million in fiscal 2011 and 2010, respectively.

Avionics & Controls segment gross margin was 38.8% and 35.7% for fiscal 2011 and 2010, respectively. Segment gross profit was $326.5 million compared to $282.4 million in the prior-year period. About 70% of the net $44 million increase in segment gross profit was due to strong sales volume and improved gross margin on avionics systems. This reflects increased sales volumes of aviation products and higher gross margin on cockpit integration sales. Nearly 35% of the increase in segment gross profit reflected robust sales of control systems due to strong aftermarket demand and the $4.4 million retroactive price increase referenced above. Control systems gross profit was impacted by a $2.0 million charge in the fourth fiscal quarter of 2011 for engineering costs not probable of recovery from the customer. Eclipse's gross profit was impacted by purchase accounting requirements resulting in a $5.4 million inventory fair value adjustment and recognizing the adjustment as expense over the first inventory turn; approximately $2.0 million was recorded as an expense in the fourth fiscal quarter of 2011. Interface technologies gross profit decreased by approximately $3.5 million, principally due to lower demand and gross margin for interface devices for casino gaming applications.

Sensors & Systems segment gross margin was 28.3% and 34.6% for fiscal 2011 and 2010, respectively. Segment gross profit was $117.4 million and $103.2 million for fiscal 2011 and 2010, respectively. Connection technologies reported only minimal gross profit, net of a $27.9 million inventory fair value adjustment, principally recognized in the fourth fiscal quarter of 2011. An additional $12.6 million in fair value adjustments was recognized in the first fiscal quarter of 2012. Approximately 55% of the increase in segment gross profit was due to increased sales volumes of pressure sensors for OEM and aftermarket requirements. About 45% of the increase in segment gross profit was due to improved gross margin on power systems from increased retrofit and OEM sales.

Advanced Materials segment gross margin was 31.6% and 29.8% for fiscal 2011 and 2010, respectively. Segment gross profit was $145.8 million and $130.6 million for fiscal 2011 and 2010, respectively. A $26 million increase in engineered materials gross profit was partially offset by a decrease in gross profit at our defense technologies operations. The increase in engineered materials gross profit was principally due to increased sales volumes of elastomer and insulation material for commercial aerospace applications. The decrease in gross profit of defense technologies mainly reflected lower sales volumes of countermeasures.

Selling, general and administrative expenses (which include corporate expenses) increased to $304.2 million in fiscal 2011 compared with $258.3 million in fiscal 2010. The $45.9 million increase reflected increases of $9 million of corporate expense, $14 million in our Avionics & Controls segment, and $23 million in our Sensors & Systems segment. The $9 million increase at corporate primarily reflects Souriau acquisition-related expenses, of which approximately $1.4 million was incurred in the fourth fiscal quarter of 2011. The $14 million increase in Avionics & Controls reflects $8 million in incremental selling, general and administrative expenses related to the Eclipse acquisition. The $23 million increase in Sensors & Systems reflects $20 million in incremental selling, general and administrative expenses related to the Souriau acquisition. Selling, general and administrative expenses in Advanced Materials increased slightly compared to the prior-year period reflecting $1.9 million for an estimated liability for an environmental issue, $2.0 million in severance at our defense technologies operations and a $1.3 million expense principally related to the write-off of accounts receivable. These increases were principally offset by a $3.2 million gain on a sale of a facility and an insurance recovery in fiscal 2010.

Research, development and related engineering spending increased to $94.5 million, or 5.5% of sales, in fiscal 2011 compared with $69.8 million, or 4.6% of sales, in fiscal 2010. The $24.8 million increase in research, development and related engineering expense principally reflects $14 million in higher spending on avionics systems, $4 million on control systems and $4 million on communication systems.

In fiscal 2011 we benefited from $6.3 million in foreign currency exchange gains associated with funding the acquisition of Souriau.

Segment earnings (operating earnings excluding corporate expenses and other income or expense) for the fourth quarter of fiscal 2011 were $45.1 million, or 9.0% of sales, compared with $83.2 million, or 19.3% of sales, for the prior-year period. The $38.1 million decrease in earnings mainly reflected the operating loss of Souriau of $21.6 million, principally due to the fair value inventory adjustment noted above and partially offset by incremental earnings of Eclipse of $2.3 million. The decrease also reflected weaker operating earnings at our avionics systems and communications headset operations totaling $15 million and defense technologies countermeasure operations totaling $8 million, partially offset by stronger operating results at our engineered materials operations of $11 million. Avionics systems earnings in the fourth quarter were impacted by higher research and development expense and lower shipments of the integrated cockpit for the T-6B military trainer compared to the same periods last year. The decrease at communication systems and defense technologies was due to lower demand for headsets and flare countermeasures, respectively, which reflect slower than expected order releases from our defense customers. Engineered materials operations benefited from strong demand for elastomer and insulation materials for commercial aerospace. The decrease in segment earnings also reflected a $2.0 million write-off of engineering costs at controls systems, a $1.1 million inventory and accounts receivable write-off at advanced sensors, a $2.0 million write-off of accounts receivable and inventory at defense technologies, and a $0.6 million late delivery penalty at engineering materials, partially offset by a $3.2 million gain on the sale of an engineered materials facility.

Segment earnings for fiscal 2011 were $240.0 million, or 14.0% of sales, compared with $228.6 million, or 15.0% of sales, for fiscal 2010. Avionics & Controls segment earnings were $135.2 million, or 16.1% of sales, in fiscal 2011 compared with $125.9 million, or 15.9% of sales, in fiscal 2010, mainly reflecting a $12 million increase in earnings from sales of avionics systems, a $9 million increase in earnings from sales of control systems, partially offset by a $10.0 million decrease in earnings from sales of communication systems, and a $2 million decrease in earnings from sales of interface technologies. Avionics systems benefited from strong gross profit, partially offset by a $14 million increase in research, development and engineering expense and a $5.0 million increase in selling, general and administrative expenses, reflecting increased bid and proposal expense and incentive compensation. Control systems benefited from increased gross profit, partially offset by a $4 million increase in research, engineering and development expense, net of a $1.1 million recovery of non-recurring engineering expense upon settlement with the customer. The decrease in communication systems earnings mainly reflected decreased gross profit from lower sales of certain communication systems for audio and data products for severe battlefield environments, resulting in a $14 million decrease in communication systems earnings, partially offset by incremental income from the Eclipse acquisition.

Sensors & Systems segment earnings were $22.5 million, or 5.4% of sales, in fiscal 2011 compared with $33.9 million, or 11.4% of sales, in fiscal 2010, principally reflecting a $6.6 million increase in advanced sensors and a $4.5 million increase in power systems, both operations benefiting from increased gross profit. Souriau incurred an operating loss of $22.4 million, principally reflecting the inventory fair value adjustment referenced above.

Advanced Materials segment earnings were $82.3 million, or 17.8% of sales, in fiscal 2011 compared with $68.8 million, or 15.7% of sales, in fiscal 2010, primarily reflecting increased earnings from sales of engineered materials, partially offset by a $15 million decrease in defense technologies. The increase in engineered materials principally reflected the increase in gross profit, a $3.2 million gain on sale of a facility, partially offset by a $1.9 million increase in an estimated liability for an environmental issue. Defense technologies principally reflected a $19 million decrease in earnings for countermeasures operations and increased earnings from combustible ordnance. The decrease in earnings for countermeasures mainly reflected the decrease in gross profit and certain charges in the fourth fiscal quarter of 2011 totaling $2.0 million, consisting principally of a write-off of an accounts receivable of $0.8 million and $0.5 million in inventory. Also, $2.0 million in severance was recorded in the third fiscal quarter of 2011.

Interest expense increased to $40.2 million during fiscal 2011 compared with $33.2 million in the prior year, reflecting higher borrowings.

The income tax rate for fiscal 2011 was 15.7% compared with 15.8% in fiscal 2010. The tax rate was lower than the statutory rate, as both years benefited from various tax credits and certain foreign interest expense deductions. During fiscal 2011, we recognized $11.4 million of discrete income tax benefits as a result of the following items: $3.1 million of income tax benefits due to the retroactive extension of the U.S. federal research and experimentation credits and the release of a valuation allowance related to a net operating loss of an acquired subsidiary; $5.6 million of income tax benefits associated with net operating losses of an acquired subsidiary as a result of concluding a tax examination; $3.5 million of net reduction of deferred income tax liabilities as a result of enactment of income tax laws reducing the U.K. statutory income tax rate; and $0.8 million of income tax expense as a result of reconciling the prior-year's income tax returns to the prior year's provision for income tax.

In fiscal 2010, we recognized $11.0 million in net discrete tax benefits. The $11.0 million discrete tax benefits were the result of four events. The first event was a $7.6 million benefit as a result of the release of tax reserves for uncertain tax positions mainly associated with losses on the disposition of assets. This release of tax reserves resulted from the expiration of a statute of limitations. The second event was a $1.7 million net reduction in deferred income tax liabilities, which was the result of the enactment of tax laws reducing the U.K. statutory income tax rate. The third event was a $0.8 million tax expense related to tax liabilities associated with an examination of the U.S. federal and state income tax returns. The fourth event was a $2.5 million reduction of valuation allowances related to acquired net operating losses and foreign tax credits that were generated in prior years.

To the extent that sales are transacted in a currency other than the functional currency of the operating unit, we are subject to foreign currency fluctuation risk.

We use forward contracts to hedge our foreign currency exchange risk. To the extent that these hedges qualify under U.S. GAAP, the amount of gain or loss is deferred in Accumulated Other Comprehensive Income (AOCI) until the related sale occurs. Also, we are subject to foreign currency gains or losses from embedded derivatives on backlog denominated in a currency other than the functional currency of our operating companies or its customers. Gains and losses on forward contracts, embedded derivatives, and revaluation of assets and liabilities denominated in currency other than the functional currency of the Company for fiscal 2011 and 2010 were as follows:

In Thousands	2011	2010
Forward foreign currency contracts – gain (loss)	$ 701	$ (139)
Forward foreign currency contracts – reclassified from AOCI	10,185	11,042
Embedded derivatives – gain (loss)	797	(1,476)
Revaluation of monetary assets/liabilities – gain (loss)	2,108	(3,282)
Total	$ 13,791	$ 6,145

New orders for fiscal 2011 were $1.9 billion compared with $1.6 billion for fiscal 2010. Orders increased across all of our segments, principally reflecting the acquired backlog of Eclipse and Souriau and partially offset by order declines for avionics systems, certain communication systems and defense technologies. Backlog at the end of fiscal 2011 was $1.3 billion compared with $1.1 billion at the end of the prior year.

Liquidity and Capital Resources

Working Capital and Statement of Cash Flows

Cash and cash equivalents at the end of fiscal 2012 totaled $160.7 million, a decrease of $24.4 million from the prior year. Net working capital increased to $639.3 million at the end of fiscal 2012 from $621.0 million at the end of the prior year.

Cash flows from operating activities were $194.2 million and $192.4 million in fiscal 2012 and 2011, respectively. Sources of cash flows from operating activities principally consist of cash received from the sale of products offset by cash payments for material, labor and operating expenses.

Cash flows used by investing activities were $48.5 million and $869.0 million in fiscal 2012 and 2011, respectively. Cash flows used by investing activities in fiscal 2012 principally reflected the use of cash for the purchase of capital assets of $49.4 million. Cash flows used by investing activities in fiscal 2011 principally reflected the use of cash for acquisition of businesses of $814.9 million and capital assets of $49.5 million.

Cash flows used by financing activities were $167.8 million in fiscal 2012 and cash flows provided by financing activities were $436.4 million in fiscal 2011. Cash flows used by financing activities in fiscal 2012 primarily reflected cash repayments of our long-term debt and credit facilities of $193.1 million. Cash flows provided by financing activities in fiscal 2011 primarily reflected a $400.0 million increase in our credit facility, $176.9 million in proceeds for the issuance of long-term debt and $164.9 million in cash repayments of long-term debt.

Capital Expenditures

Net property, plant and equipment was $356.4 million at the end of fiscal 2012 compared with $368.4 million at the end of the prior year. Capital expenditures for fiscal 2012 and 2011 were $49.4 million and $49.5 million, respectively (excluding acquisitions) and included facilities, machinery, equipment and enhancements to information technology systems. Capital expenditures are anticipated to approximate $80.0 million for fiscal 2013, which includes plant expansions, as well as deferred capital spending from 2011 and 2012. We will continue to support expansion through investments in infrastructure including machinery, equipment, and information systems.

Acquisitions

On July 26, 2011, the Company acquired the Souriau Group (Souriau) for approximately $726.7 million, net of acquired cash. Souriau is a leading global supplier of highly engineered connection technologies for harsh environments. Souriau is included in our Sensors & Systems segment.

On December 30, 2010, the Company acquired Eclipse Electronic Systems, Inc. (Eclipse) for $123.8 million. Eclipse is a designer and manufacturer of embedded communication intercept receivers for signal intelligence applications. Eclipse is included in our Avionics & Controls segment.

Debt Financing

Total debt decreased $188.0 million from the prior year to approximately $848.7 million at the end of fiscal 2012. Total debt outstanding at the end of fiscal 2012 consisted of $250.0 million Senior Notes due in 2020, $175.0 million of Senior Notes due in 2017, $80.2 million (€62.0 million) under our Euro Term Loan, $240.0 million in borrowings under our secured credit facility, $44.9 million under capital lease obligations, $51.8 million government refundable advances, and $6.8 million in various foreign currency debt agreements and other debt agreements.

In July 2011, we amended the secured credit facility to provide for a new €125.0 million term loan (Euro Term Loan). The interest rate on the Euro Term Loan ranges from Euro LIBOR plus 1.5% to Euro LIBOR plus 2.25% depending on the leverage ratios at the time the funds are drawn. At October 26, 2012, the Company had €62.0 million outstanding or $80.2 million under the Euro Term Loan at an interest rate of Euro LIBOR plus 1.75% or 1.82%. The loan amortizes at 1.25% of the original principal balance quarterly through March 2016, with the remaining balance due in July 2016.

In March 2011, we entered into a secured credit facility for $460.0 million made available through a group of banks. The credit facility is secured by substantially all of our assets and interest is based on standard inter-bank offering rates. The interest rate ranges from LIBOR plus 1.5% to LIBOR plus 2.25% depending on the leverage ratios at the time the funds are drawn. At October 26, 2012, we had $240.0 million outstanding under the secured credit facility at an initial interest rate of LIBOR plus 1.75% or 1.97%.

On August 2, 2010, the Company issued $250.0 million in 7% Senior Notes due 2020 requiring semi-annual interest payments in March and September of each year until maturity. The net proceeds from the sale of the notes, after deducting $4.4 million of debt issuance cost, were $245.6 million. The Senior Notes are general unsecured senior obligations of the Company. The Senior Notes are guaranteed, jointly and severally on a senior basis, by all the existing and future domestic subsidiaries of the Company unless designated as an "unrestricted subsidiary," and those foreign subsidiaries that executed related subsidiary guarantees under the indenture covering the Senior Notes. The Senior Notes are subject to redemption at the option of the Company at any time prior to August 1, 2015, at a price equal to 100% of the principal amount, plus any accrued interest to the date of redemption and a make-whole provision. In addition, before August 1, 2013, the Company may redeem up to 35% of the principal amount at 107.000% plus accrued interest with proceeds of one or more Public Equity Offerings. The Senior Notes are also subject to redemption at the option of the Company, in whole or in part, on or after August 1, 2015, at redemption prices starting at 103.500% of the principal amount plus accrued interest during the period beginning August 1, 2015, and declining annually to 100% of principal and accrued interest on or after August 1, 2018.

The Company also has $175.0 million outstanding of Senior Notes due in 2017, with an interest rate of 6.625%. The Senior Notes are general unsecured senior obligations of the Company. In 2010, the Company entered into interest rate swap agreements to exchange the fixed interest rates on the Senior Notes due in 2017 for variable interest rates. The Senior Notes are guaranteed, jointly and severally on a senior basis, by all the existing and future domestic subsidiaries of the Company unless designated as an "unrestricted subsidiary," and those foreign subsidiaries that executed related subsidiary guarantees under the indenture covering the Senior Notes. The Senior Notes are also subject to redemption at the option of the Company, in whole or in part, on or after March 1, 2012, at redemption prices starting at 103.3125% of the principal amount plus accrued interest during the period beginning March 1, 2007, and declining annually to 100% of principal and accrued interest on or after March 1, 2015.

We believe cash on hand, funds generated from operations and other available debt facilities are sufficient to fund operating cash requirements and capital expenditures through fiscal 2013. Current conditions in the capital markets are uncertain; however, we believe we will have adequate access to capital markets to fund future acquisitions.

Permanent Investment of Undistributed Earnings of Foreign Subsidiaries

Our non-U.S. subsidiaries have $138.8 million in cash and cash equivalents at October 26, 2012. Cash and cash equivalents at our U.S. parent and subsidiaries aggregated $21.9 million at October 26, 2012, and cash flow from these operations is sufficient to fund working capital, capital expenditures, acquisitions and debt repayments of our domestic operations. We have available credit to our U.S. parent and subsidiaries of $220.0 million on our U.S. secured credit facility. The earnings of our non-U.S. subsidiaries are considered to be indefinitely invested, and accordingly, no provision for federal income taxes has been made on accumulated earnings of foreign subsidiaries. The amount of the unrecognized deferred income tax liability for temporary differences related to investments in foreign subsidiaries is not practical to determine because of the complexities regarding the calculation of unremitted earnings and the potential for tax credits.

Government Refundable Advances

Government refundable advances consist of payments received from the Canadian government to assist in the research and development related to commercial aviation. These advances totaled $51.8 million and $34.5 million at October 26, 2012, and October 28, 2011, respectively. The repayment of the advances is based on year-over-year commercial aviation revenue growth at CMC beginning in 2014. Imputed interest on the advances was 5.03% at October 26, 2012.

Pension and Other Post-Retirement Benefit Obligations

Our pension plans principally include a U.S. pension plan maintained by Esterline and non-U.S. plans maintained by CMC. Our principal post-retirement plans include non-U.S. plans maintained by CMC, which are non-contributory health care and life insurance plans.

We account for pension expense using the end of the fiscal year as our measurement date and we make actuarially computed contributions to our pension plans as necessary to adequately fund benefits. Our funding policy is consistent with the minimum funding requirements of ERISA. In fiscal 2012 and 2011, operating cash flow included $27.3 million and $32.5 million, respectively, of cash funding to these pension plans. We expect pension funding requirements for the plans maintained by Esterline and CMC to be approximately $16.3 million and $10.8 million, respectively, in fiscal 2013. The rate of increase in future compensation levels is consistent with our historical experience and salary administration policies. The expected long-term rate of return on plan assets is based on long-term target asset allocations of 70% equity and 30% fixed income. We periodically review allocations of plan assets by investment type and evaluate external sources of information regarding long-term historical returns and expected future returns for each investment type, and accordingly, believe a 6.5% to 7.0% assumed long-term rate of return on plan assets is appropriate for both the Esterline and CMC plans. Current allocations are consistent with the long-term targets.

We made the following assumptions with respect to our Esterline pension obligation in 2012 and 2011:

	2012	**2011**
Principal assumptions as of fiscal year end:		
Discount rate	3.85%	5.0%
Rate of increase in future compensation levels	4.5%	4.5%
Assumed long-term rate of return on plan assets	7.0%	7.5%

We made the following assumptions with respect to our CMC pension obligation in 2012 and 2011:

	2012	**2011**
Principal assumptions as of fiscal year end:		
Discount rate	4.35%	5.0%
Rate of increase in future compensation levels	3.1%	3.1%
Assumed long-term rate of return on plan assets	6.5 – 6.75%	7.0%

We use a discount rate for expected returns that is a spot rate developed from a yield curve established from high-quality corporate bonds and matched to plan-specific projected benefit payments. Although future changes to the discount rate are unknown, had the discount rate increased or decreased by 25 basis points in 2012, pension liabilities in total would have decreased $12.0 million or increased $12.8 million, respectively. If all other assumptions are held constant, the estimated effect on fiscal 2012 pension expense from a hypothetical 25 basis points increase or decrease in both the discount rate and expected long-term rate of return on plan assets would not have a material effect on our pension expense.

We made the following assumptions with respect to our Esterline post-retirement obligation in 2012 and 2011:

	2012	**2011**
Principal assumptions as of fiscal year end:		
Discount rate	3.85%	5.0%
Initial weighted average health care trend rate	6.0%	6.0%
Ultimate weighted average health care trend rate	6.0%	6.0%

We made the following assumptions with respect to our CMC post-retirement obligation in 2012 and 2011:

	2012	**2011**
Principal assumptions as of fiscal year end:		
Discount rate	4.35%	5.0%
Initial weighted average health care trend rate	3.7%	3.7%
Ultimate weighted average health care trend rate	3.2%	3.2%

The assumed health care trend rate has a significant impact on our post-retirement benefit obligations. Our health care trend rate was based on the experience of our plan and expectations for the future. A 100 basis points increase in the health care trend rate would increase our post-retirement benefit obligation by $1.1 million at October 26, 2012. A 100 basis points decrease in the health care trend rate would decrease our post-retirement benefit obligation by $0.9 million at October 26, 2012. Assuming all other assumptions are held constant, the estimated effect on fiscal 2012 post-retirement benefit expense from a hypothetical 100 basis points increase or decrease in the health care trend rate would not have a material effect on our post-retirement benefit expense.

Research and Development Expense
For the three years ended October 26, 2012, research and development expense has averaged 5.2% of sales. We estimate that research and development expense in fiscal 2013 will be about 5% to 5.5% of sales for the full year.

Contractual Obligations
The following table summarizes our outstanding contractual obligations as of fiscal year end. Liabilities for income taxes were excluded from the table, as we are not able to make a reasonably reliable estimate of the amount and period of related future payments.

In Thousands

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt [1]	$ 918,330	$ 14,488	$ 25,347	$ 483,772	$ 394,723
Interest obligations	194,148	29,340	58,680	52,884	53,244
Operating lease obligations	65,421	15,121	21,882	13,763	14,655
Purchase obligations	1,040,883	997,001	33,484	5,764	4,634
Total contractual obligations	$ 2,218,782	$ 1,055,950	$ 139,393	$ 556,183	$ 467,256

[1] Includes $69.7 million representing interest on capital lease obligations.

Seasonality
The timing of our revenues is impacted by the purchasing patterns of our customers and, as a result, we do not generate revenues evenly throughout the year. Moreover, our first fiscal quarter, November through January, includes significant holiday vacation periods in both Europe and North America. This leads to decreased order and shipment activity; consequently, first quarter results are typically weaker than other quarters and not necessarily indicative of our performance in subsequent quarters.

Disclosures About Market Risk

Interest Rate Risks
Our debt includes fixed rate and variable rate obligations at October 26, 2012. We are not subject to interest rate risk on the fixed rate obligations. We are subject to interest rate risk on the Euro Term Loan, interest rate swap agreements, and U.S. credit facility. For long-term debt, the table presents principal cash flows and the related weighted-average interest rates by contractual maturities.

A hypothetical 10% increase or decrease in average market rates would not have a material effect on our pretax income.

In Thousands

	Long-Term Debt – Variable Rate	
Maturing in:	Principal Amount	Average Rates [1]
2013	$ 8,089	*
2014	8,089	*
2015	8,089	*
2016	295,973	*
2017	0	*
2018 and thereafter	0	*
Total	$ 320,240	
Fair Value at 10/26/2012	$ 320,240	

[1] Borrowings under the Euro Term Loan facility bear interest at a rate equal to either: (a) the LIBOR rate plus 1.75% or (b) the "Base Rate" (defined as the higher of Wachovia Bank, National Association's prime rate and the Federal funds rate plus 0.50%) plus 0.75%.

In Thousands	Long-Term Debt – Fixed Rate		Long-Term Debt – Variable Rate		
Maturing in:	Principal Amount	Average Rates	Notional Amount	Average Pay Rate [1]	Average Receive Rate
2013	$ 0	6.625%	$ 0	*	6.625%
2014	0	6.625%	0	*	6.625%
2015	0	6.625%	0	*	6.625%
2016	0	6.625%	0	*	6.625%
2017	100,000	6.625%	100,000	*	6.625%
2018 and thereafter	0	0.0%	0	*	0.0%
Total	$ 100,000		$ 100,000		
Fair Value at 10/26/2012	$ 103,630		$ 2,207		

[1] The average pay rate is LIBOR plus 4.865%.

In Thousands	Long-Term Debt – Fixed Rate		Long-Term Debt – Variable Rate		
Maturing in:	Principal Amount	Average Rates	Notional Amount	Average Pay Rate [1]	Average Receive Rate
2013	$ 0	6.625%	$ 0	*	6.625%
2014	0	6.625%	0	*	6.625%
2015	0	6.625%	0	*	6.625%
2016	0	6.625%	0	*	6.625%
2017	75,000	6.625%	75,000	*	6.625%
2018 and thereafter	0	0.0%	0	*	0.0%
Total	$ 75,000		$ 75,000		
Fair Value at 10/26/2012	$ 77,723		$ 1,944		

[1] The average pay rate is LIBOR plus 4.47%.

Currency Risks

We own significant operations in Canada, France and the United Kingdom. To the extent that sales are transacted in a foreign currency, we are subject to foreign currency fluctuation risk. Furthermore, we have assets denominated in foreign currencies that are not offset by liabilities in such foreign currencies. At October 26, 2012, we had the following monetary assets subject to foreign currency fluctuation risk: U.S. dollar-denominated backlog with customers whose functional currency is other than the U.S. dollar; U.S. dollar-denominated accounts receivable and payable; and certain forward contracts, which are not accounted for as a cash flow hedge. The foreign exchange rate for the dollar relative to the euro increased to 0.773 at October 26, 2012, from 0.707 at October 28, 2011; the dollar relative to the U.K. pound increased to 0.621 from 0.620; and the dollar relative to the Canadian dollar increased to 0.997 from 0.992. Foreign currency transactions affecting monetary assets and forward contracts resulted in a $2.9 million loss in fiscal 2012, a $13.8 million gain in fiscal 2011, and a $6.1 million gain in fiscal 2010. The $13.8 million gain in fiscal 2011 included a $6.3 million gain due to our holding euros to fund the Souriau acquisition.

Our policy is to hedge a portion of our forecasted transactions using forward exchange contracts with maturities up to 45 months. The Company does not enter into any forward contracts for trading purposes. At October 26, 2012, and October 28, 2011, the notional value of foreign currency forward contracts was $359.3 million and $431.2 million, respectively. The net fair value of these contracts was a $2.5 million asset and a $5.7 million asset at October 26, 2012, and October 28, 2011, respectively. If the U.S. dollar increased by a hypothetical 5%, the effect on the fair value of the foreign currency contracts would be an increase of $19.2 million. If the U.S. dollar decreased by a hypothetical 5%, the effect on the fair value of the foreign currency contracts would be a decrease of $16.0 million.

The following tables provide information about our significant derivative financial instruments, including foreign currency forward exchange agreements and certain firmly committed sales transactions denominated in currencies other than the functional currency at October 26, 2012, and October 28, 2011. The information about certain firmly committed sales contracts and derivative financial instruments is in U.S. dollar equivalents. For forward foreign currency exchange agreements, the following tables present the notional amounts at the current exchange rate and weighted-average contractual foreign currency exchange rates by contractual maturity dates.

Firmly Committed Sales Contracts
Operations with Foreign Functional Currency
At October 26, 2012

Principal Amount by Expected Maturity

In Thousands	Firmly Committed Sales Contracts in United States Dollar		
Fiscal Years	Canadian Dollar	Euro	U.K. Pound
2013	$ 157,010	$ 78,043	$ 60,288
2014	43,991	16,225	12,908
2015	20,685	360	2,457
2016	14,720	16	2,457
2017 and thereafter	9,499	10	6,974
Total	$ 245,905	$ 94,654	$ 85,084

Derivative Contracts
Operations with Foreign Functional Currency
At October 26, 2012

Notional Amount by Expected Maturity
Average Foreign Currency Exchange Rate (USD/Foreign Currency) [1]

Related Forward Contracts to Sell U.S. Dollar for Euro

In Thousands, Except for Average Contract Rate	United States Dollar	
Fiscal Years	Notional Amount	Avg. Contract Rate
2013	$ 75,938	1.291
2014	4,320	1.281
Total	$ 80,258	
Fair Value at 10/26/2012	$ 258	

[1] The Company has no derivative contracts maturing after fiscal 2014.

Derivative Contracts
Operations with Foreign Functional Currency
At October 26, 2012

Notional Amount by Expected Maturity
Average Foreign Currency Exchange Rate (USD/Foreign Currency) [1]

Related Forward Contracts to Sell U.S. Dollar for U.K. Pound

In Thousands, Except for Average Contract Rate	United States Dollar		
Fiscal Years		Notional Amount	Avg. Contract Rate
2013	$	47,098	1.587
2014		16,982	1.588
2015		5,030	1.600
2016		4,633	1.599
Total	$	73,743	
Fair Value at 10/26/2012	$	923	

[1] The Company has no derivative contracts maturing after fiscal 2016.

Derivative Contracts
Operations with Foreign Functional Currency
At October 26, 2012

Notional Amount by Expected Maturity
Average Foreign Currency Exchange Rate (USD/Foreign Currency) [1]

Related Forward Contracts to Sell U.S. Dollar for Canadian Dollar

In Thousands, Except for Average Contract Rate	United States Dollar		
Fiscal Years		Notional Amount	Avg. Contract Rate
2013	$	126,728	.992
2014		77,624	.980
Total	$	204,352	
Fair Value at 10/26/2012	$	1,331	

[1] The Company has no derivative contracts maturing after fiscal 2014.

Firmly Committed Sales Contracts
Operations with Foreign Functional Currency
At October 28, 2011

Principal Amount by Expected Maturity

In Thousands	Firmly Committed Sales Contracts in United States Dollar					
Fiscal Years		Canadian Dollar		Euro		U.K. Pound
2012	$	177,056	$	74,559	$	67,277
2013		12,289		14,855		14,601
2014		311		304		6,313
2015		0		22		6,021
2016 and thereafter		5,796		6		6,076
Total	$	195,452	$	89,746	$	100,288

Derivative Contracts
Operations with Foreign Functional Currency
At October 28, 2011

Notional Amount by Expected Maturity
Average Foreign Currency Exchange Rate (USD/Foreign Currency) [1]

Related Forward Contracts to Sell U.S. Dollar for Euro

In Thousands, Except for Average Contract Rate	United States Dollar		
Fiscal Years		Notional Amount	Avg. Contract Rate
2012	$	76,200	1.373
2013		4,240	1.388
Total	$	80,440	
Fair Value at 10/28/2011	$	2,060	

[1] The Company has no derivative contracts maturing after fiscal 2013.

Derivative Contracts
Operations with Foreign Functional Currency
At October 28, 2011

Notional Amount by Expected Maturity
Average Foreign Currency Exchange Rate (USD/Foreign Currency) [1]

Related Forward Contracts to Sell U.S. Dollar for U.K. Pound

In Thousands, Except for Average Contract Rate	United States Dollar		
Fiscal Years		Notional Amount	Avg. Contract Rate
2012	$	53,124	1.581
2013		15,110	1.594
Total	$	68,234	
Fair Value at 10/28/2011	$	816	

[1] The Company has no derivative contracts maturing after fiscal 2013.

Derivative Contracts
Operations with Foreign Functional Currency
At October 28, 2011

Notional Amount by Expected Maturity
Average Foreign Currency Exchange Rate (USD/Foreign Currency) [1]

Related Forward Contracts to Sell U.S. Dollar for Canadian Dollar

In Thousands, Except for Average Contract Rate	United States Dollar		
Fiscal Years		Notional Amount	Avg. Contract Rate
2012	$	145,002	.980
2013		87,594	1.000
Total	$	232,596	
Fair Value at 10/28/2011	$	3,593	

[1] The Company has no derivative contracts maturing after fiscal 2013.

Critical Accounting Policies

Our financial statements and accompanying notes are prepared in accordance with U.S. generally accepted accounting principles. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from estimates under different assumptions or conditions. These estimates and assumptions are affected by our application of accounting policies. Our critical accounting policies include revenue recognition, accounting for the allowance for doubtful accounts receivable, accounting for inventories, impairment of goodwill and intangible assets, impairment of long-lived assets, accounting for legal contingencies, accounting for pension benefits, and accounting for income taxes.

Revenue Recognition

We recognize revenue when the title and risk of loss have passed to the customer, there is persuasive evidence of an agreement, delivery has occurred or services have been rendered, the price is determinable, and the collectibility is reasonably assured. We recognize product revenues at the point of shipment or delivery in accordance with the terms of sale. Sales are net of returns and allowances. Returns and allowances are not significant because products are manufactured to customer specification and are covered by the terms of the product warranty.

Revenues and profits on fixed-price contracts with significant engineering as well as production requirements are recorded based on the achievement of contractual milestones and the ratio of total actual incurred costs to date to total estimated costs for each contract (cost-to-cost method). We review cost performance and estimates to complete on our ongoing contracts at least quarterly. The impact of revisions of profit estimates are recognized on a cumulative catch-up basis in the period in which the revisions are made. Provisions for anticipated losses on contracts are recorded in the period they become evident. When change orders have been approved by both the company and the customer for both scope and price and realization is deemed probable, the original contract price is adjusted and revenues are recognized on contract performance (as determined by the achievement of contractual milestones and the cost-to-cost method). For partially approved change orders, costs attributable to unpriced change orders are treated as costs of the contract performance in the period the costs are incurred. Claims are also recognized as contract revenue when approved by both the company and the customer, based on contract performance.

Allowance for Doubtful Accounts

We establish an allowance for doubtful accounts for losses expected to be incurred on accounts receivable balances. Judgment is required in estimation of the allowance and is based upon specific identification, collection history and creditworthiness of the debtor.

Inventories

We account for inventories on a first-in, first-out or average cost method of accounting at the lower of its cost or market. The determination of market requires judgment in estimating future demand, selling prices and cost of disposal. Judgment is required when determining inventory cost adjustments. Inventory cost adjustments are recorded when inventory is considered to be excess or obsolete based upon an analysis of actual on-hand quantities on a part-level basis to forecasted product demand and historical usage.

Impairment of Goodwill and Intangible Assets

Goodwill and indefinite-lived intangible assets are required to be tested for impairment at least annually. We are also required to test goodwill for impairment between annual tests if events occur or circumstances change that would more likely than not reduce our enterprise fair value below its book value. These events or circumstances could include a significant change in the business climate, including a significant sustained decline in an entity's market value, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business, or other factors.

Goodwill is tested for impairment in a two-step process. The first step (Step One) of the goodwill impairment test involves estimating the fair value of a reporting unit. Fair value (Fair Value) is defined as "the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced liquidation sale." A reporting unit is generally defined at the operating segment level or at the component level one level below the operating segment, if said component constitutes a business. The Fair Value of a reporting unit is then compared to its carrying value, which is defined as the book basis of total assets less total liabilities. In the event a reporting unit's carrying value exceeds its estimated Fair Value, evidence of potential impairment exists. In such a case, the second step (Step Two) of the impairment test is required, which involves allocating the Fair Value of the reporting unit to all of the assets and liabilities of that unit, with the excess of Fair Value over allocated net assets representing the Fair Value of goodwill. An impairment loss is measured as the amount by which the carrying value of the reporting unit's goodwill exceeds the estimated Fair Value of goodwill.

As we have grown through acquisitions, we have accumulated $1.1 billion of goodwill and $47.9 million of indefinite-lived intangible assets out of total assets of $3.2 billion at October 26, 2012. The amount of any annual or interim impairment could be significant and could have a material adverse effect on our reported financial results for the period in which the charge is taken. During the third fiscal quarter of 2012, management performed a Step One impairment test for Racal Acoustics upon identification of an indicator of impairment, since Racal Acoustics' third quarter forecast projected an operating loss for fiscal 2012. Additionally, management determined that requirements for hearing protection devices for the U.S. Army would not recover in our five-year planning horizon in light of the cancellation of Humvee retrofits, delays in VIS-X and the slowdown in operational tempo of the U.S. armed forces as well as a global slowdown in defense spending. The excess of the carrying amount of goodwill over the implied fair value of goodwill resulted in an impairment charge of $52.2 million.

We performed our annual impairment review for fiscal 2012 as of July 28, 2012, and our Step One analysis indicates that no impairment of goodwill or other indefinite-lived assets exists at any of our other reporting units. Our Souriau reporting unit's margin in passing the Step One analysis was about 5%, mainly reflecting lower market valuation assumptions in 2012. Management expects that continued improvements in operations will result in favorable actual results compared to our original plan. It is possible, however, that as a result of events or circumstances, we could conclude at a later date that goodwill of $328.0 million at Souriau may be considered impaired. We also may be required to record an earnings charge or incur unanticipated expenses if, due to a change in strategy or other reasons, we determined the value of other assets has been impaired. These other assets include trade names of $36.2 million and intangible assets of $186.6 million. Our CMC reporting unit's margin in passing the Step One analysis was about 10%, mainly reflecting lower forecast operating results due to the delay in booking new cockpit integration retrofits for military transport aircraft. Management expects that new opportunities for cockpit integration will result in favorable actual results compared to our original plan. It is possible, however, that as a result of events or circumstances, we could conclude at a later date that goodwill of $239.0 million at CMC may be considered impaired. We also may be required to record an earnings charge or incur unanticipated expenses if, due to a change in strategy or other reasons, we determined the value of other assets has been impaired. These other assets include trade names of $27.4 million and intangible assets of $73.9 million. Our Eclipse Electronic Systems, Inc. (Eclipse) reporting unit's margin in passing the Step One analysis was about 14%, mainly reflecting lower forecast operating results due to uncertainty over defense spending beginning in fiscal 2014. Management expects new opportunities for embedded communication intercept signal intelligence applications will result in more favorable results compared to our current forecast. It is possible, however, that as a result of events or circumstances, we could conclude at a later date that goodwill of $67.4 million at Eclipse may be considered impaired. We also may be required to record an earnings charge or incur unanticipated expenses if, due to a change in strategy or other reasons, we determined the value of intangible assets of up to $42.9 million has been impaired.

The valuation of reporting units requires judgment in estimating future cash flows, discount rates and estimated product life cycles. In making these judgments, we evaluate the financial health of the business, including such factors as industry performance, changes in technology and operating cash flows.

We used available market data and a discounted cash flow analysis in completing our 2012 annual impairment test. We believe that our cash flow estimates are reasonable based upon the historical cash flows and future operating and strategic plans of our reporting units. In addition to cash flow estimates, our valuations are sensitive to the rate used to discount cash flows and future growth assumptions. Except for Souriau and CMC, the fair value of all our reporting units exceeds its book value by greater than 30%. A 0.5% change in the discount rate used in the cash flow analysis would result in a change in the fair value of our other reporting units of approximately $71.8 million. A 0.5% change in the growth rate assumed in the calculation of the terminal value of cash flows would result in a change in the fair value of our other reporting units by $53.0 million. None of these changes would have resulted in any of our other reporting units to be impaired.

Impairment of Long-lived Assets

Long-lived assets that are to be disposed of are required to be reported at the lower of its carrying amount or fair value less cost to sell. An asset (other than goodwill and indefinite-lived intangible assets) is considered impaired when estimated future cash flows are less than the carrying amount of the asset. The first step (Step One) of an impairment test of long-lived assets is to determine the amount of future undiscounted cash flow of the long-lived asset. In the event the undiscounted future cash flow is less than the carrying amount of the long-lived asset, a second step is required (Step Two), and the long-lived asset is adjusted to its estimated fair value. Fair value is generally determined based upon estimated discounted future cash flows.

As we have grown through acquisitions, we have accumulated $561.1 million of definite-lived intangible assets. The amount of any annual or interim impairment could be significant and could have a material adverse effect on our reported financial results for the period in which the charge is taken.

Contingencies

We are party to various lawsuits and claims, both as plaintiff and defendant, and have contingent liabilities arising from the conduct of business. We are covered by insurance for general liability, product liability, workers' compensation and certain environmental exposures, subject to certain deductible limits. We are self-insured for amounts less than our deductible and where no insurance is available. An estimated loss from a contingency should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. We evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss.

Pension and Other Post-Retirement Benefits

We account for pension expense using the end of the fiscal year as our measurement date. We select appropriate assumptions including discount rate, rate of increase in future compensation levels and assumed long-term rate of return on plan assets and expected annual increases in costs of medical and other health care benefits in regard to our post-retirement benefit obligations. Our assumptions are based upon historical results, the current economic environment and reasonable expectations of future events. Actual results which vary from our assumptions are accumulated and amortized over future periods, and accordingly, are recognized in expense in these periods. Significant differences between our assumptions and actual experience or significant changes in assumptions could impact the pension costs and the pension obligation.

Income Taxes

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position and results of operations.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (FASB) amended requirements for the presentation of other comprehensive income (OCI), requiring presentation of comprehensive income in either a single, continuous statement of comprehensive income or on separate but consecutive statements, the statement of operations and the statement of OCI. The amendment is effective for the Company at the beginning of fiscal year 2013, with early adoption permitted. The adoption of this guidance did not impact the Company's financial position, results of operations or cash flows and only impacts the presentation of OCI on the financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We hereby incorporate by reference the information set forth under the section "Disclosures About Market Risk" under Item 7.

Item 8. Financial Statements and Supplementary Data

Consolidated Statement of Operations
In Thousands, Except Per Share Amounts

For Each of the Three Fiscal Years in the Period Ended October 26, 2012	2012	2011	2010
Net Sales	$ 1,992,318	$ 1,717,985	$ 1,526,601
Cost of Sales	1,273,365	1,128,265	1,010,390
	718,953	589,720	516,211
Expenses			
Selling, general and administrative	382,887	304,154	258,290
Research, development and engineering	107,745	94,505	69,753
Gain on settlement of contingency	(11,891)	0	0
Goodwill impairment	52,169	0	0
Other income	(1,263)	(6,853)	(8)
Total Expenses	529,647	391,806	328,035
Operating Earnings From Continuing Operations	189,306	197,914	188,176
Interest income	(465)	(1,615)	(960)
Interest expense	46,238	40,216	33,181
Loss on extinguishment of debt	0	831	1,206
Income From Continuing Operations Before Income Taxes	143,533	158,482	154,749
Income Tax Expense	29,958	24,938	24,504
Income From Continuing Operations Including Noncontrolling Interests	113,575	133,544	130,245
Income Attributable to Noncontrolling Interests	(1,040)	(457)	(206)
Income From Continuing Operations Attributable to Esterline, Net of Tax	112,535	133,087	130,039
Income (Loss) From Discontinued Operations Attributable to Esterline, Net of Tax	0	(47)	11,881
Net Earnings Attributable to Esterline	$ 112,535	$ 133,040	$ 141,920
Earnings Per Share Attributable to Esterline – Basic:			
Continuing operations	$ 3.66	$ 4.36	$ 4.34
Discontinued operations	.00	.00	.39
Earnings Per Share Attributable to Esterline – Basic	$ 3.66	$ 4.36	$ 4.73
Earnings Per Share Attributable to Esterline – Diluted:			
Continuing operations	$ 3.60	$ 4.27	$ 4.27
Discontinued operations	.00	.00	.39
Earnings Per Share Attributable to Esterline – Diluted	$ 3.60	$ 4.27	$ 4.66

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheet
In Thousands, Except Share and Per Share Amounts

As of October 26, 2012 and October 28, 2011	2012	2011
Assets		
Current Assets		
Cash and cash equivalents	$ 160,675	$ 185,035
Cash in escrow	5,016	5,011
Accounts receivable, net of allowances of $9,029 and $7,063	383,362	369,826
Inventories	409,837	402,548
Income tax refundable	4,832	2,857
Deferred income tax benefits	46,000	48,251
Prepaid expenses	21,340	19,245
Other current assets	4,631	6,540
Total Current Assets	1,035,693	1,039,313
Property, Plant and Equipment		
Land	32,597	34,029
Buildings	231,210	225,600
Machinery and equipment	437,734	410,291
	701,541	669,920
Accumulated depreciation	345,140	301,504
	356,401	368,416
Other Non-Current Assets		
Goodwill	1,098,962	1,163,725
Intangibles, net	609,045	693,915
Debt issuance costs, net of accumulated amortization of $4,577 and $2,700	8,818	10,695
Deferred income tax benefits	97,952	79,605
Other assets	20,246	22,917
Total Assets	$ 3,227,117	$ 3,378,586

See Notes to Consolidated Financial Statements.

As of October 26, 2012 and October 28, 2011	2012	2011
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable	$ 108,689	$ 119,888
Accrued liabilities	269,553	270,422
Credit facilities	0	5,000
Current maturities of long-term debt	10,610	11,595
Deferred income tax liabilities	5,125	9,538
Federal and foreign income taxes	2,369	1,918
Total Current Liabilities	396,346	418,361
Long-Term Liabilities		
Credit facilities	240,000	360,000
Long-term debt, net of current maturities	598,060	660,028
Deferred income tax liabilities	205,198	238,709
Pension and post-retirement obligations	132,074	107,877
Other liabilities	34,904	19,693
Shareholders' Equity		
Common stock, par value $.20 per share, authorized 60,000,000 shares, issued and outstanding 30,869,390 and 30,613,448 shares	6,174	6,123
Additional paid-in capital	569,235	551,703
Retained earnings	1,120,356	1,007,821
Accumulated other comprehensive loss	(85,284)	(2,812)
Total Esterline shareholders' equity	1,610,481	1,562,835
Noncontrolling interests	10,054	11,083
Total Shareholders' Equity	1,620,535	1,573,918
Total Liabilities and Shareholders' Equity	$ 3,227,117	$ 3,378,586

See Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows
In Thousands

For Each of the Three Fiscal Years in the Period Ended October 26, 2012	2012	2011	2010
Cash Flows Provided (Used) by Operating Activities			
Net earnings including noncontrolling interests	$ 113,575	$ 133,497	$ 142,126
Adjustments to reconcile net earnings including noncontrolling interests to net cash provided (used) by operating activities:			
Depreciation and amortization	107,792	84,658	72,117
Deferred income tax	(25,410)	(12,345)	(9,997)
Share-based compensation	9,543	7,963	7,134
Gain on sale of discontinued operations	0	0	(14,625)
Gain on sale of capital assets	(944)	(3,684)	0
Gain on settlement of contingency	(11,891)	0	0
Goodwill impairment	52,169	0	0
Working capital changes, net of effect of acquisitions:			
Accounts receivable	(22,381)	23,811	(39,164)
Inventories	(19,303)	15	10,734
Prepaid expenses	(2,506)	667	1,114
Other current assets	(1,002)	(2,575)	2,285
Accounts payable	(6,482)	(2,942)	856
Accrued liabilities	14,879	(10,509)	21,303
Federal and foreign income taxes	(2,858)	(816)	(6,607)
Other liabilities	(14,702)	(22,983)	(7,571)
Other, net	3,692	(2,328)	96
	194,171	192,429	179,801
Cash Flows Provided (Used) by Investing Activities			
Purchases of capital assets	(49,446)	(49,507)	(45,540)
Escrow deposit	0	(14,033)	0
Proceeds from sale of discontinued operations, net of cash	0	0	24,994
Proceeds from sale of capital assets	944	9,453	595
Acquisitions of businesses, net of cash acquired	0	(814,934)	(768)
	(48,502)	(869,021)	(20,719)

For Each of the Three Fiscal Years in the Period Ended October 26, 2012	2012	2011	2010
Cash Flows Provided (Used) by Financing Activities			
Proceeds provided by stock issuance under employee stock plans	7,658	13,253	13,654
Excess tax benefits from stock option exercises	382	1,830	3,488
Proceeds from credit facilities	0	400,014	(4,015)
Repayment of long-term debt and credit facilities	(193,145)	(164,916)	(183,082)
Proceeds from issuance of long-term debt	0	176,875	250,000
Proceeds from government assistance	17,285	15,000	9,168
Dividends paid to noncontrolling interests	0	(238)	(234)
Debt and other issuance costs	0	(5,398)	(4,719)
	(167,820)	436,420	84,260
Effect of Foreign Exchange Rates on Cash and Cash Equivalents	(2,209)	3,087	1,984
Net Increase (Decrease) in Cash and Cash Equivalents	(24,360)	(237,085)	245,326
Cash and Cash Equivalents – Beginning of Year	185,035	422,120	176,794
Cash and Cash Equivalents -- End of Year	$ 160,675	$ 185,035	$ 422,120
Supplemental Cash Flow Information			
Cash paid for interest	$ 43,854	$ 38,361	$ 30,629
Cash paid for taxes	54,366	45,074	53,704
Supplemental Non-cash Investing and Financing Activities			
Capital asset and lease obligation additions	0	0	8,139

See Notes to Consolidated Financial Statements.

Consolidated Statement of Shareholders' Equity
Noncontrolling Interest, and Comprehensive Income (Loss)
In Thousands, Except Per Share Amounts

For Each of the Three Fiscal Years in the Period Ended October 26, 2012	**2012**	**2011**	**2010**
Common Stock, Par Value $.20 Per Share			
Beginning of year	$ 6,123	$ 6,056	$ 5,955
Shares issued under stock option plans	51	67	101
End of year	6,174	6,123	6,056
Additional Paid-in Capital			
Beginning of year	551,703	528,724	504,549
Shares issued under stock option plans	7,989	15,016	17,041
Share-based compensation expense	9,543	7,963	7,134
End of year	569,235	551,703	528,724
Retained Earnings			
Beginning of year	1,007,821	874,781	732,861
Net earnings	112,535	133,040	141,920
End of year	1,120,356	1,007,821	874,781
Accumulated Other Comprehensive Income (Loss)			
Beginning of year	(2,812)	3,235	9,656
Change in fair value of derivative financial instruments, net of tax benefit of $1,158, $2,282 and $1,045	(2,399)	(5,934)	(1,407)
Change in pension and post-retirement obligations, net of tax benefit of $11,626, $5,060 and $3,741	(23,708)	(9,986)	(10,618)
Foreign currency translation adjustment	(56,365)	9,873	5,604
End of year	(85,284)	(2,812)	3,235
Noncontrolling Interests			
Beginning of year	11,083	2,703	2,731
Shares repurchases	(2,069)	0	0
Noncontrolling interest resulting from an acquisition	0	8,160	0
Net changes in equity attributable to noncontrolling interest	1,040	220	(28)
End of year	10,054	11,083	2,703
Total Shareholders' Equity	$ 1,620,535	$ 1,573,918	$ 1,415,499
Comprehensive Income			
Net earnings	$ 112,535	$ 133,040	$ 141,920
Change in fair value of derivative financial instruments, net of tax	(2,399)	(5,934)	(1,407)
Change in pension and post-retirement obligations, net of tax	(23,708)	(9,986)	(10,618)
Foreign currency translation adjustment	(56,365)	9,873	5,604
Comprehensive Income	$ 30,063	$ 126,993	$ 135,499

See Notes to Consolidated Financial Statements.

NOTE 1: **Accounting Policies**

Nature of Operations
Esterline Technologies Corporation (the Company) designs, manufactures and markets highly engineered products. The Company serves the aerospace and defense industry, primarily in the United States and Europe. The Company also serves the industrial/commercial and medical markets.

Principles of Consolidation and Basis of Presentation
The consolidated financial statements include the accounts of the Company and all subsidiaries. All significant intercompany accounts and transactions have been eliminated. Classifications have been changed for certain amounts in prior periods to conform with the current year's presentation. The Company's fiscal year ends on the last Friday of October.

Management Estimates
To prepare financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risks
The Company's products are principally focused on the aerospace and defense industry, which includes military and commercial aircraft original equipment manufacturers and their suppliers, commercial airlines, and the United States and foreign governments. Sales directly to the U.S. government aggregated 7% and 10% of sales in fiscal 2012 and 2011, respectively. Accordingly, the Company's current and future financial performance is dependent on the economic condition of the aerospace and defense industry. The commercial aerospace market has historically been subject to cyclical downturns during periods of weak economic conditions or material changes arising from domestic or international events. Management believes that the Company's sales are fairly well balanced across its customer base, which includes not only aerospace and defense customers but also medical and industrial commercial customers. However, material changes in the economic conditions of the aerospace industry could have a material effect on the Company's results of operations, financial position or cash flows.

Revenue Recognition
The Company recognizes revenue when the title and risk of loss have passed to the customer, there is persuasive evidence of an agreement, delivery has occurred or services have been rendered, the price is determinable, and the collectibility is reasonably assured. The Company recognizes product revenues at the point of shipment or delivery in accordance with the terms of sale. Sales are net of returns and allowances. Returns and allowances are not significant because products are manufactured to customer specification and are covered by the terms of the product warranty.

Revenues and profits on fixed-price contracts with significant engineering as well as production requirements are recorded based on the achievement of contractual milestones and the ratio of total actual incurred costs to date to total estimated costs for each contract (cost-to-cost method). Types of milestones include design review and prototype completion. The Company reviews cost performance and estimates to complete on its ongoing contracts at least quarterly. The impact of revisions of profit estimates are recognized on a cumulative catch-up basis in the period in which the revisions are made. Provisions for anticipated losses on contracts are recorded in the period they become evident. When change orders have been approved by both the company and the customer for both scope and price and realization is deemed probable, the original contract price is adjusted and revenues are recognized on contract performance (as determined by the achievement of contractual milestones and the cost-to-cost method). For partially approved change orders, costs attributable to unpriced change orders are treated as costs of the contract performance in the period the costs are incurred. Claims are also recognized as contract revenue when approved by both the company and the customer, based on contract performance.

Research and Development
Expenditures for internally-funded research and development are expensed as incurred. Customer-funded research and development projects performed under contracts are accounted for as work in process as work is performed and recognized as cost of sales and sales under the proportional performance method. Research and development expenditures are net of government assistance and tax subsidies, which are not contingent upon paying income tax. In addition, government assistance for research and development is recorded as a reduction of research and development expense when repayment royalties are contingent upon sales generated directly from the funded research and development. If reimbursement is not

tied directly to sales generated from the funded research and development, the assistance is accounted for as a loan until the criteria for forgiveness has been met.

Financial Instruments

Fair Value of Financial Instruments
The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, short-term borrowings, long-term debt, foreign currency forward contracts, and interest rate swap agreements. The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate their respective fair values because of the short-term maturities or expected settlement dates of these instruments. The fair market value of the Company's long-term debt and short-term borrowings was estimated at $882.5 million and $1.0 billion at fiscal year end 2012 and 2011, respectively. These estimates were derived using discounted cash flows with interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities.

Foreign Currency Exchange Risk Management
The Company is subject to risks associated with fluctuations in foreign currency exchange rates from the sale of products in currencies other than its functional currency. Furthermore, the Company has assets denominated in foreign currencies that are not offset by liabilities in such foreign currencies. The Company has significant operations in Canada, France, and the United Kingdom, and accordingly, we may experience gains or losses due to foreign exchange fluctuations.

The Company's policy is to hedge a portion of its forecasted transactions using forward exchange contracts, with maturities up to 23 months. These forward contracts have been designated as cash flow hedges. The portion of the net gain or loss on a derivative instrument that is effective as a hedge is reported as a component of other comprehensive income in shareholders' equity and is reclassified into earnings in the same period during which the hedged transaction affects earnings. The remaining net gain or loss on the derivative in excess of the present value of the expected cash flows of the hedged transaction is recorded in earnings immediately. If a derivative does not qualify for hedge accounting, or a portion of the hedge is deemed ineffective, the change in fair value is recorded in earnings. The amount of hedge ineffectiveness has not been material in any of the three fiscal years in the period ended October 26, 2012. At October 26, 2012, and October 28, 2011, the notional value of foreign currency forward contracts accounted for as a cash flow hedge was $260.7 million and $288.9 million, respectively. The fair value of these contracts was $1.5 million and $4.6 million at October 26, 2012, and October 28, 2011, respectively. The Company does not enter into any forward contracts for trading purposes.

In July 2011, the Company entered into a Euro Term Loan for €125.0 million under the secured credit facility. The Company designated the Euro Term Loan a hedge of the investment in a certain French business unit. The foreign currency gain or loss that is effective as a hedge is reported as a component of accumulated other comprehensive income in shareholders' equity. To the extent that this hedge is ineffective, the foreign currency gain or loss is recorded in earnings. There was no ineffectiveness in 2012 and 2011. The gain or loss included in Accumulated Other Comprehensive Income will remain until the underlying investment in a certain French business unit is liquidated. The amount of foreign currency translation included in Accumulated Other Comprehensive Income was a gain of $19.8 million at October 26, 2012.

Interest Rate Risk Management
Depending on the interest rate environment, the Company may enter into interest rate swap agreements to convert the fixed interest rates on notes payable to variable interest rates or terminate any swap agreements in place. These interest rate swap agreements have been designated as fair value hedges. Accordingly, a gain or loss on swap agreements as well as the offsetting loss or gain on the hedged portion of notes payable are recognized in interest expense during the period of the change in fair values. The Company attempts to manage exposure to counterparty credit risk by only entering into agreements with major financial institutions which are expected to be able to fully perform under the terms of the agreement.

In December 2010, the Company entered into an interest rate swap agreement for $75.0 million on the $175.0 million Senior Notes due in 2017. The swap agreement exchanged the fixed interest rate of 6.625% for a variable interest rate on the $75.0 million of the principal amount outstanding. The variable interest rate is based upon LIBOR plus 4.47% and was 4.78% at October 26, 2012.

In November 2010, the Company entered into an interest rate swap agreement for $100.0 million on the $175.0 million Senior Notes due in 2017. The swap agreement exchanged the fixed interest rate of 6.625% for a variable interest rate on the $100.0 million of the principal amount outstanding. The variable interest rate is based upon LIBOR plus 4.87% and was 5.18% at October 26, 2012.

Depending on the interest rate environment, the Company may enter into interest rate swap agreements to convert the variable interest rates on notes payable to fixed interest rates. These swap agreements are accounted for as cash flow hedges and the fair market value of the hedge instrument is included in Other Comprehensive Income.

The fair market value of the interest rate swaps was estimated by discounting expected cash flows using quoted market interest rates.

Foreign Currency Translation
Foreign currency assets and liabilities are translated into their U.S. dollar equivalents based on year-end exchange rates. Revenue and expense accounts are translated at average exchange rates. Aggregate exchange gains and losses arising from the translation of foreign assets and liabilities are included in shareholders' equity as a component of comprehensive income. Accumulated gain on foreign currency translation adjustment was $12.3 million, $68.6 million and $58.8 million as of the fiscal years ended October 26, 2012, October 28, 2011, and October 29, 2010, respectively.

Foreign Currency Transaction Gains and Losses
Foreign currency transaction gains and losses are included in results of operations and are primarily the result of revaluing assets and liabilities denominated in a currency other than the functional currency, gains and losses on forward exchange contracts and the change in value of foreign currency embedded derivatives in backlog. These foreign currency transactions resulted in a $2.9 million loss in fiscal 2012, a $13.8 million gain in fiscal 2011, and a $6.1 million gain in fiscal 2010.

Cash Equivalents
Cash equivalents consist of highly liquid investments with original maturities of three months or less at the date of purchase. Fair value of cash equivalents approximates carrying value. Cash equivalents included $29.3 million in cash associated with a letter of credit at October 28, 2011.

Accounts Receivable
Accounts receivable are recorded at the net invoice price for sales billed to customers. Accounts receivable are considered past due when outstanding more than normal trade terms allow. An allowance for doubtful accounts is established when losses are expected to be incurred. Accounts receivable are written off to the allowance for doubtful accounts when the balance is considered to be uncollectible.

Inventories
Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) or average cost method. Inventory cost includes material, labor and factory overhead. The Company defers pre-production engineering costs as work-in-process inventory in connection with long-term supply arrangements that include contractual guarantees for reimbursement from the customer. Inventory cost adjustments are recorded when inventory is considered to be excess or obsolete based upon an analysis of actual on-hand quantities on a part level basis to forecasted product demand and historical usage.

Property, Plant and Equipment, and Depreciation
Property, plant and equipment is carried at cost and includes expenditures for major improvements. Depreciation is generally provided on the straight-line method based upon estimated useful lives ranging from 15 to 30 years for buildings and 3 to 10 years for machinery and equipment. Depreciation expense was $52.4 million, $42.5 million, and $39.5 million for fiscal years 2012, 2011, and 2010, respectively. Assets under capital leases were $38.8 million at October 26, 2012, and $38.1 million at October 28, 2011. Amortization expense of assets accounted for as capital leases is included with depreciation expense. The fair value of liabilities related to the retirement of property is recorded when there is a legal or contractual obligation to incur asset retirement costs and the costs can be estimated. The Company records the asset retirement cost by increasing the carrying cost of the underlying property by the amount of the asset retirement obligation. The asset retirement cost is depreciated over the estimated useful life of the underlying property.

Debt Issuance Costs
Costs incurred to issue debt are deferred and amortized as interest expense over the term of the related debt using a method that approximates the effective interest method.

Long-lived Asset Impairments
The carrying amount of long-lived assets is reviewed periodically for impairment. An asset (other than goodwill and indefinite-lived intangible assets) is considered impaired when estimated future undiscounted cash flows are less than the carrying amount of the asset. In the event the carrying amount of such asset is not deemed recoverable, the asset is adjusted to its estimated fair value. Fair value is generally determined based upon estimated discounted future cash flows.

Goodwill and Intangibles
Goodwill is not amortized, but is tested for impairment at least annually or when circumstances require. A reporting unit is generally defined at the operating segment level or at the component level one level below the operating segment, if said component constitutes a business. Goodwill is allocated to reporting units based upon the purchase price of the acquired unit, the valuation of acquired tangible and intangible assets, and liabilities assumed. When a reporting unit's carrying value exceeds its estimated fair value, an impairment test is required. This test involves allocating the fair value of the reporting unit to all of the assets and liabilities of that unit, with the excess of fair value over allocated net assets representing the fair value of goodwill. An impairment loss is measured as the amount by which the carrying value of goodwill exceeds the estimated fair value of goodwill.

Intangible assets are amortized over their estimated period of benefit, ranging from 2 to 20 years. Amortization expense is reflected in selling, general and administrative expense on the Consolidated Statement of Operations. The Company periodically evaluates the recoverability of intangible assets and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate that an impairment exists.

Indefinite-lived intangible assets (other than goodwill) are tested annually for impairment or more frequently on an interim basis if circumstances require.

Environmental
Environmental exposures are provided for at the time they are known to exist or are considered probable and reasonably estimable. No provision has been recorded for environmental remediation costs which could result from changes in laws or other circumstances currently not known by the Company. Costs provided for future expenditures on environmental remediation are not discounted to present value.

Pension Plan and Post-Retirement Benefit Plan Obligations
The Company accounts for pension expense using the end of the fiscal year as its measurement date. Management selects appropriate assumptions including discount rate, rate of increase in future compensation levels and assumed long-term rate of return on plan assets and expected annual increases in costs of medical and other health care benefits in regard to the Company's post-retirement benefit obligations. These assumptions are based upon historical results, the current economic environment and reasonable expectations of future events. Actual results which vary from assumptions are accumulated and amortized over future periods, and accordingly, are recognized in expense in these periods. Significant differences between our assumptions and actual experience or significant changes in assumptions could impact the pension costs and the pension obligation.

Legal Expenses
The Company recognizes legal costs related to loss contingencies when the expense is incurred.

Share-Based Compensation
The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award.

Product Warranties
Estimated product warranty expenses are recorded when the covered products are shipped to customers and recognized as revenue. Product warranty expense is estimated based upon the terms of the warranty program.

Income Taxes
The Company recognizes the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns.

Earnings Per Share
Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding during the year. Diluted earnings per share also includes the dilutive effect of stock options. Common shares issuable from stock options that are excluded from the calculation of diluted earnings per share because they were anti-dilutive were 627,475, 331,300, and 50,984 for fiscal 2012, 2011, and 2010, respectively. The weighted average number of shares outstanding used to compute basic earnings per share was 30,749,000, 30,509,000, and 29,973,000 for fiscal years 2012, 2011, and 2010, respectively. The weighted average number of shares outstanding used to compute diluted earnings per share was 31,282,000, 31,154,000, and 30,477,000 for fiscal years 2012, 2011, and 2010, respectively.

Subsequent Events
The Company has evaluated subsequent events through the date the Consolidated Financial Statements were issued.

Recent Accounting Pronouncements
In June 2011, the Financial Accounting Standards Board (FASB) amended requirements for the presentation of other comprehensive income (OCI), requiring presentation of comprehensive income in either a single, continuous statement of comprehensive income or on separate but consecutive statements, the statement of operations and the statement of OCI. The amendment is effective for the Company at the beginning of fiscal year 2013, with early adoption permitted. The adoption of this guidance did not impact the Company's financial position, results of operations or cash flows and only impacts the presentation of OCI on the financial statements.

NOTE 2: **Discontinued Operations**

On September 8, 2010, the Company sold Pressure Systems, Inc., which was included in the Sensors & Systems segment, for approximately $25.0 million, resulting in an after tax gain of $10.4 million. As a result, the consolidated income statement presents Pressure Systems, Inc. as discontinued operations. There were no discontinued operations in 2012.

The operating results of the discontinued operations for fiscal years 2011 and 2010 consisted of the following:

In Thousands	2011	2010
Sales	$ 0	$ 16,509
Income (loss) before taxes	(75)	16,960
Tax expense (benefit)	(28)	5,079
Income (loss) from discontinued operations	$ (47)	$ 11,881

NOTE 3: **Inventories**

Inventories at the end of fiscal 2012 and 2011 consisted of the following:

In Thousands	2012	2011
Raw materials and purchased parts	$ 146,390	$ 130,444
Work in process	155,617	168,934
Inventory costs under long-term contracts	19,207	18,990
Finished goods	88,623	84,180
	$ 409,837	$ 402,548

NOTE 4: **Goodwill**

The following table summarizes the changes in goodwill by segment for fiscal 2012 and 2011:

In Thousands	Avionics & Controls	Sensors & Systems	Advanced Materials	Total
Balance, October 29, 2010	$ 438,339	$ 87,389	$ 214,002	$ 739,730
Goodwill from acquisitions	67,613	343,053	0	410,666
Foreign currency translation adjustment	7,556	5,203	570	13,329
Balance, October 28, 2011	513,508	435,645	214,572	1,163,725
Sale of product line	(523)	0	0	(523)
Goodwill adjustments	(234)	24,280	0	24,046
Goodwill impairment	(52,169)	0	0	(52,169)
Foreign currency translation adjustment	(4,490)	(31,505)	(122)	(36,117)
Balance, October 26, 2012	$ 456,092	$ 428,420	$ 214,450	$ 1,098,962

During the third fiscal quarter of 2012, management performed a Step One impairment test for Racal Acoustics upon identification of an indicator of impairment. Racal Acoustics' third quarter forecast projected an operating loss for fiscal 2012. Additionally, management determined that requirements for hearing protection devices for the U.S. Army would not recover in the five-year planning horizon in light of the cancellation of certain programs that include Racal Acoustics' products, and the expected decline in demand for Racal Acoustics' products from the U.S. armed forces. As required under U.S. GAAP, a Step Two impairment test was required because the current fair value of the business using a discounted cash flow and market approach was less than its carrying amount of the business. Under Step Two, the fair value of all Racal Acoustics' assets and liabilities were estimated, including tangible assets, existing technology, and trade names, for the purpose of deriving an estimate of the implied fair value of goodwill. The implied fair value of the goodwill was then compared to the recorded goodwill to determine the amount of the impairment. Assumptions used in measuring the value of these assets and liabilities included the discount rates, royalty rates, and obsolescence rates used in valuing the intangible assets, and pricing of comparable transactions in the market in valuing the tangible assets. The excess of the carrying amount of goodwill over the implied fair value of goodwill resulted in an impairment charge of $52.2 million.

NOTE 5: **Intangible Assets**

Intangible assets at the end of fiscal 2012 and 2011 were as follows:

In Thousands		2012		2011	
	Weighted Average Years Useful Life	Gross Carrying Amount	Accum. Amort.	Gross Carrying Amount	Accum. Amort.
Amortized Intangible Assets:					
Programs	15	$ 701,396	$ 202,333	$ 728,433	$ 157,383
Core technology	16	9,589	6,112	9,589	5,514
Patents and other	12	96,721	38,140	101,834	31,835
Total		$ 807,706	$ 246,585	$ 839,856	$ 194,732
Indefinite-lived Intangible Assets:					
Trademark		$ 47,924		$ 48,791	

Programs represent the valuation of systems or components sold under long-term supply agreements with aerospace companies, military contractors, and OEM manufacturers using similar technology. The valuation of the program includes the values of the program-specific technology, the backlog of contracts, and the relationship with customers which lead to potential future contracts. The valuation of the program is based upon its discounted cash flow at a market-based discount rate.

Amortization of intangible assets was $53,523,000, $40,539,000, and $30,705,000 in fiscal years 2012, 2011, and 2010, respectively.

Estimated amortization expense related to intangible assets for each of the next five fiscal years is as follows:

In Thousands

Fiscal Year	
2013	$ 53,226
2014	53,432
2015	52,223
2016	51,841
2017	50,883

NOTE 6: **Accrued Liabilities**

Accrued liabilities at the end of fiscal 2012 and 2011 consisted of the following:

In Thousands	2012	2011
Payroll and other compensation	$ 128,269	$ 123,454
Commissions	5,776	5,675
Casualty and medical	12,971	13,435
Interest	7,091	6,599
Warranties	21,870	19,298
State and other tax accruals	6,136	5,383
Customer deposits	18,193	25,143
Deferred revenue	30,707	22,602
Contract reserves	13,716	13,050
Forward foreign exchange contracts	2,375	614
Unclaimed property – non-U.S.	0	11,861
Environmental reserves	3,119	4,426
Asset retirement obligations	200	308
Rent and future lease obligations	2,258	1,308
Other	16,872	17,266
	$ 269,553	$ 270,422

Accrued liabilities are recorded to reflect the Company's contractual obligations relating to warranty commitments to customers. Warranty coverage of various lengths and terms is provided to customers depending on standard offerings and negotiated contractual agreements. An estimate for warranty expense is recorded at the time of sale based on the length of the warranty and historical warranty return rates and repair costs.

Changes in the carrying amount of accrued product warranty costs are summarized as follows:

In Thousands	2012	2011
Balance, beginning of year	$ 19,298	$ 17,159
Warranty costs incurred	(2,752)	(4,583)
Product warranty accrual	8,471	7,239
Acquisitions	0	645
Release of reserves	(2,967)	(1,476)
Foreign currency translation adjustment	(180)	314
Balance, end of year	$ 21,870	$ 19,298

NOTE 7: **Retirement Benefits**

Approximately 40% of U.S. employees have a defined benefit earned under the Esterline pension plan.

Under the Esterline plan, pension benefits are based on years of service and five-year average compensation or the highest five consecutive years' compensation during the last ten years of employment. Esterline amended its defined benefit plan to add the cash balance formula with annual pay credits ranging from 2% to 6% effective January 1, 2003. Participants elected either to continue earning benefits under the current plan formula or to earn benefits under the cash balance formula. Effective January 1, 2003, all new participants are enrolled in the cash balance formula. Esterline also has an unfunded supplemental retirement plan for key executives providing for periodic payments upon retirement.

CMC sponsors defined benefit pension plans and other retirement benefit plans for its non-U.S. employees. Pension benefits are based upon years of service and final average salary. Other retirement benefit plans are non-contributory health care and life insurance plans.

The Company accounts for pension expense using the end of the fiscal year as its measurement date. In addition, the Company makes actuarially computed contributions to these plans as necessary to adequately fund benefits. The Company's funding policy is consistent with the minimum funding requirements of ERISA. The accumulated benefit obligation and projected benefit obligation for the Esterline plans are $283,057,000 and $292,183,000, respectively, with plan assets of $217,035,000 as of October 26, 2012. The underfunded status for the Esterline plans is $75,148,000 at October 26, 2012. Contributions to the Esterline plans totaled $17,097,000 and $24,556,000 in fiscal years 2012 and 2011, respectively. The expected funding requirement for fiscal 2013 for the U.S. pension plans maintained by Esterline is $16,304,000. The accumulated benefit obligation and projected benefit obligation for the CMC plans are $139,904,000 and $141,575,000, respectively, with plan assets of $113,883,000 as of October 26, 2012. The underfunded status for these CMC plans is $27,692,000 at October 26, 2012. Contributions to the CMC plans totaled $10,241,000 and $7,906,000 in fiscal 2012 and 2011, respectively. The expected funding requirement for fiscal 2013 for the CMC plans is $10,847,000.

Principal assumptions of the Esterline and CMC plans are as follows:

	Esterline Defined Benefit Pension Plans		CMC Defined Benefit Pension Plans	
	2012	**2011**	**2012**	**2011**
Principal assumptions as of fiscal year end:				
Discount Rate	3.85%	5.0%	4.35%	5.0%
Rate of increase in future compensation levels	4.5%	4.5%	3.1%	3.1%
Assumed long-term rate of return on plan assets	7.0%	7.5%	6.5 – 6.75%	7.0%

	Esterline Post-Retirement Benefit Plans		CMC Post-Retirement Benefit Plans	
	2012	**2011**	**2012**	**2011**
Principal assumptions as of fiscal year end:				
Discount Rate	3.85%	5.0%	4.35%	5.0%
Initial weighted average health care trend rate	6.0%	6.0%	3.7%	3.7%
Ultimate weighted average health care trend rate	6.0%	6.0%	3.2%	3.2%

The Company uses a discount rate for expected returns that is a spot rate developed from a yield curve established from high-quality corporate bonds and matched to plan-specific projected benefit payments. Although future changes to the discount rate are unknown, had the discount rate increased or decreased by 25 basis points, pension liabilities in total would have decreased $12.0 million or increased $12.8 million, respectively. If all other assumptions are held constant, the estimated effect on fiscal 2012 pension expense from a hypothetical 25 basis points increase or decrease in both the discount rate and expected long-term rate of return on plan assets would not have a material effect on our pension expense. Management is not aware of any legislative or other initiatives or circumstances that will significantly impact the Company's pension obligations in fiscal 2013.

The assumed health care trend rate has a significant impact on the Company's post-retirement benefit obligations. The Company's health care trend rate was based on the experience of its plan and expectations for the future. A 100 basis points increase in the health care trend rate would increase the post-retirement benefit obligation by $1.1 million. A 100 basis points decrease in the health care trend rate would decrease the post-retirement benefit obligation by $0.9 million. Assuming all other assumptions are held constant, the estimated effect on fiscal 2012 post-retirement benefit expense from a hypothetical 100 basis points increase or decrease in the health care trend rate would not have a material effect on our post-retirement benefit expense.

Plan assets are invested in a diversified portfolio of equity and debt securities, consisting primarily of common stocks, bonds and government securities. The objective of these investments is to maintain sufficient liquidity to fund current benefit payments and achieve targeted risk-adjusted returns. Management periodically reviews allocations of plan assets by investment type and evaluates external sources of information regarding the long-term historical returns and expected future returns for each investment type, and accordingly, the 6.5% to 7.0% assumed long-term rate of return on plan assets is considered to be appropriate. Allocations by investment type are as follows:

	Target	Actual 2012	Actual 2011
Plan assets allocation as of fiscal year end:			
Equity securities	55 – 75%	58.8%	52.3%
Debt securities	25 – 45%	38.7%	38.7%
Cash	0%	2.5%	9.0%
Total		100.0%	100.0%

The following table presents the fair value of the Company's Pension Plan assets as of October 26, 2012, by asset category segregated by level within the fair value hierarchy, as described in Note 8.

In Thousands	Fair Value Hierarchy		
	Level 1	Level 2	Total
Asset category:			
Equity Funds			
Registered Investments Company Funds – U.S. Equity	$ 61,634	$ 0	$ 61,634
Commingled Trust Funds – U.S. Equity	0	18,751	18,751
U.S. Equity Securities	46,140	0	46,140
Non-U.S. Equity Securities	24,986	0	24,986
Commingled Trust Fund – Non-U.S. Securities	0	45,213	45,213
Fixed Income Securities			
Registered Investments Company Funds – Fixed Income	35,528	0	35,528
Commingled Trust Fund – Fixed Income	0	44,194	44,194
Non-U.S. Foreign Commercial and Government Bonds	49,749	0	49,749
Cash and Cash Equivalents	8,427	0	8,427
Total	$ 226,464	$ 108,158	$ 334,622

The following table presents the fair value of the Company's Pension Plan assets as of October 28, 2011, by asset category segregated by level within the fair value hierarchy, as described in Note 8.

In Thousands	Fair Value Hierarchy		
	Level 1	Level 2	Total
Asset category:			
Equity Funds			
Registered Investments Company Funds – U.S. Equity	$ 47,444	$ 0	$ 47,444
Commingled Trust Funds – U.S. Equity	0	27,936	27,936
U.S. Equity Securities	25,729	0	25,729
Non-U.S. Equity Securities	21,444	0	21,444
Commingled Trust Fund – Non-U.S. Securities	0	34,707	34,707
Fixed Income Securities			
Registered Investments Company Funds – Fixed Income	31,790	0	31,790
Commingled Trust Fund – Fixed Income	0	38,070	38,070
Mortgage and Asset-backed	0	317	317
Non-U.S. Foreign Commercial and Government Bonds	46,410	0	46,410
Cash and Cash Equivalents	26,979	0	26,979
Total	$ 199,796	$ 101,030	$ 300,826

Valuation Techniques
Level 1 Equity Securities are actively traded on U.S. and non-U.S. exchanges and are either valued using the market approach at quoted market prices on the measurement date or at the net asset value of the shares held by the plan on the measurement date based on quoted market prices.

Level 1 fixed income securities are primarily valued using the market approach at either quoted market prices, pricing models that use observable market data, or bids provided by independent investment brokerage firms.

Level 2 primarily consists of commingled trust funds that are primarily valued at the net asset value provided by the fund manager. Net asset value is based on the fair value of the underlying investments.

Cash and cash equivalents include cash which is used to pay benefits and cash invested in a short-term investment fund that holds securities with values based on quoted market prices, but for which the funds are not valued on quoted market basis.

Net periodic pension cost for the Company's defined benefit plans at the end of each fiscal year consisted of the following:

In Thousands	Defined Benefit Pension Plans			Post-Retirement Benefit Plans		
	2012	**2011**	**2010**	**2012**	**2011**	**2010**
Components of Net Periodic Cost						
Service cost	$ 9,393	$ 8,583	$ 7,370	$ 436	$ 447	$ 326
Interest cost	19,403	19,044	18,950	715	754	785
Expected return on plan assets	(21,508)	(20,354)	(17,954)	0	0	0
Amortization of prior service cost	41	21	21	(69)	0	0
Amortization of actuarial (gain) loss	10,551	8,450	7,602	41	(17)	(78)
Net periodic cost	$ 17,880	$ 15,744	$ 15,989	$ 1,123	$ 1,184	$ 1,033

The funded status of the defined benefit pension and post-retirement plans at the end of fiscal 2012 and 2011 were as follows:

In Thousands	Defined Benefit Pension Plans		Post-Retirement Benefit Plans	
	2012	2011	2012	2011
Benefit Obligations				
Beginning balance	$ 401,579	$ 360,859	$ 14,392	$ 15,078
Currency translation adjustment	(2,623)	3,697	(175)	384
Service cost	9,393	8,583	436	447
Interest cost	19,403	19,044	715	754
Plan participants contributions	44	95	0	0
Amendment	416	0	546	(287)
Actuarial (gain) loss	50,116	18,490	1,918	(880)
Acquisitions	0	10,147	0	0
Benefits paid	(21,467)	(19,336)	(792)	(1,104)
Ending balance	$ 456,861	$ 401,579	$ 17,040	$ 14,392
Plan Assets – Fair Value				
Beginning balance	$ 300,826	$ 269,889	$ 0	$ 291
Currency translation adjustment	(838)	2,873	0	4
Realized and unrealized gain (loss) on plan assets	27,918	14,936	0	0
Plan participants contributions	44	95	0	0
Company contribution	29,014	33,228	792	510
Expenses paid	(875)	(859)	0	0
Benefits paid	(21,467)	(19,336)	(792)	(805)
Ending balance	$ 334,622	$ 300,826	$ 0	$ 0
Funded Status				
Fair value of plan assets	$ 334,622	$ 300,826	$ 0	$ 0
Benefit obligations	(456,861)	(401,579)	(17,040)	(14,392)
Net amount recognized	$ (122,239)	$ (100,753)	$ (17,040)	$ (14,392)
Amount Recognized in the Consolidated Balance Sheet				
Current liability	$ (6,145)	$ (6,711)	$ (1,060)	$ (557)
Non-current liability	(116,094)	(94,042)	(15,980)	(13,835)
Net amount recognized	$ (122,239)	$ (100,753)	$ (17,040)	$ (14,392)
Amounts Recognized in Accumulated Other Comprehensive Income				
Net actuarial loss (gain)	$ 148,758	$ 115,738	$ 759	$ (1,233)
Prior service cost	589	268	0	0
Ending balance	$ 149,347	$ 116,006	$ 759	$ (1,233)

The accumulated benefit obligation for all pension plans was $442,165,000 at October 26, 2012, and $387,378,000 at October 28, 2011.

Estimated future benefit payments expected to be paid from the plan or from the Company's assets are as follows:

In Thousands

Fiscal Year		
2013	$	25,143
2014		25,773
2015		26,786
2016		27,954
2017		29,331
2018 – 2022		174,652

Employees may participate in certain defined contribution plans. The Company's contribution expense under these plans totaled $8,900,000, $8,203,000, and $7,533,000 in fiscal 2012, 2011, and 2010, respectively.

NOTE 8: **Fair Value Measurements**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy has been established that prioritizes the inputs to valuation techniques used to measure fair value. An asset or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The hierarchy of fair value measurements is described below:

- Level 1 – Valuations are based on quoted prices that the Company has the ability to obtain in actively traded markets for identical assets and liabilities. Since valuations are based on quoted prices that are readily and regularly available in an active market or exchange traded market, a valuation of these instruments does not require a significant degree of judgment.
- Level 2 – Valuations are based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
- Level 3 – Valuations are based on model-based techniques for which some or all of the assumptions are obtained from indirect market information that is significant to the overall fair value measurement and which require a significant degree of management judgment.

The following table sets forth the Company's financial assets and liabilities that were measured at fair value on a recurring basis by level within the fair value hierarchy at the end of fiscal 2012 and 2011:

In Thousands	Level 2			
		2012		**2011**
Assets:				
Derivative contracts designated as hedging instruments	$	7,753	$	7,553
Derivative contracts not designated as hedging instruments	$	1,387	$	2,214
Embedded derivatives	$	51	$	38
Liabilities:				
Derivative contracts designated as hedging instruments	$	2,143	$	1,632
Derivative contracts not designated as hedging instruments	$	361	$	1,070
Embedded derivatives	$	470	$	895

In Thousands

		Level 3		
		2012		**2011**
Liabilities:				
Contingent purchase obligation	$	9,000	$	13,350

The Company's embedded derivatives are the result of entering into sales or purchase contracts that are denominated in a currency other than the Company's functional currency or the supplier's or customer's functional currency. The fair value is determined by calculating the difference between quoted exchange rates at the time the contract was entered into and the period-end exchange rate. These contracts are categorized as Level 2 in the fair value hierarchy.

The Company's derivative contracts consist of foreign currency exchange contracts and interest rate swap agreements. These derivative contracts are over the counter and their fair value is determined using modeling techniques that include market inputs such as interest rates, yield curves, and currency exchange rates. These contracts are categorized as Level 2 in the fair value hierarchy.

The Company's contingent purchase obligation consists of additional consideration in connection with the acquisition of Eclipse. The contingent consideration will be paid to the seller if certain performance objectives are met over the three-year period from the date of acquisition. The value recorded on the balance sheet was derived from the estimated probability that the performance objective will be met by the end of the three-year period. The contingent purchase obligation is categorized as Level 3 in the fair value hierarchy. The Company paid $5.0 million of the contingent purchase consideration in the second fiscal quarter of 2012. The Company recorded an additional $0.7 million of contingent purchase obligation in the fourth fiscal quarter of 2012.

NOTE 9: **Derivative Financial Instruments**

The Company uses derivative financial instruments in the form of foreign currency forward exchange contracts and interest rate swap contracts for the purpose of minimizing exposure to changes in foreign currency exchange rates on business transactions and interest rates, respectively. The Company's policy is to execute such instruments with banks the Company believes to be credit worthy and not to enter into derivative financial instruments for speculative purposes. These derivative financial instruments do not subject the Company to undue risk, as gains and losses on these instruments generally offset gains and losses on the underlying assets, liabilities, or anticipated transactions that are being hedged.

All derivative financial instruments are recorded at fair value in the Consolidated Balance Sheet. For a derivative that has not been designated as an accounting hedge, the change in the fair value is recognized immediately through earnings. For a derivative that has been designated as an accounting hedge of an existing asset or liability (a fair value hedge), the change in the fair value of both the derivative and underlying asset or liability is recognized immediately through earnings. For a derivative designated as an accounting hedge of an anticipated transaction (a cash flow hedge), the change in the fair value is recorded on the Consolidated Balance Sheet in Accumulated Other Comprehensive Income (AOCI) to the extent the derivative is effective in mitigating the exposure related to the anticipated transaction. The change in the fair value related to the ineffective portion of the hedge, if any, is immediately recognized in earnings. The amount recorded within AOCI is reclassified into earnings in the same period during which the underlying hedged transaction affects earnings.

The fair values of derivative instruments are presented on a gross basis, as the Company does not have any derivative contracts which are subject to master netting arrangements. The Company does not have any derivative instruments with credit-risk-related contingent features or that required the posting of collateral as of October 26, 2012. The cash flows from derivative contracts are recorded in operating activities in the Consolidated Statement of Cash Flows.

Foreign Currency Forward Exchange Contracts
The Company transacts business in various foreign currencies which subjects the Company's cash flows and earnings to exposure related to changes in foreign currency exchange rates. These exposures arise primarily from purchases or sales of products and services from third parties. Foreign currency forward exchange contracts provide for the purchase or sale of foreign currencies at specified future dates at specified exchange rates and are used to offset changes in the fair value of certain assets or liabilities or forecasted cash flows resulting from transactions denominated in foreign currencies. As of October 26, 2012, and October 28, 2011, the Company had outstanding foreign currency forward exchange contracts principally to sell U.S. dollars with notional amounts of $358.4 million and $431.2 million, respectively. These notional

values consist primarily of contracts for the European euro, British pound sterling and Canadian dollar, and are stated in U.S. dollar equivalents at spot exchange rates at the respective dates.

Interest Rate Swaps
The Company manages its exposure to interest rate risk by maintaining an appropriate mix of fixed and variable rate debt, which over time should moderate the costs of debt financing. When considered necessary, the Company may use financial instruments in the form of interest rate swaps to help meet this objective. In November 2010, the Company entered into an interest rate swap agreement for $100.0 million on the $175.0 million Senior Notes due in 2017. The swap agreement exchanged the fixed interest rate of 6.625% for a variable interest rate on the $100.0 million of the principal amount outstanding. The variable interest rate is based upon LIBOR plus 4.865% and was 5.178% at October 26, 2012. The fair value of the Company's interest rate swap was a $2.2 million asset at October 26, 2012, and was estimated by discounting expected cash flows using market interest rates. The Company records interest receivable and interest payable on interest rate swaps on a net basis. In December 2010, the Company entered into an interest rate swap agreement for $75.0 million on the $175.0 million Senior Notes due in 2017. The swap agreement exchanged the fixed interest rate of 6.625% for a variable interest rate on the $75.0 million of the principal amount outstanding. The variable interest rate is based upon LIBOR plus 4.47% and was 4.783% at October 26, 2012. The fair value of the Company's interest rate swap was a $1.9 million asset at October 26, 2012, and was estimated by discounting expected cash flows using market interest rates. The Company recognized a net interest receivable on the swaps of $0.5 million at October 26, 2012.

Embedded Derivative Instruments
The Company's embedded derivatives are the result of entering into sales or purchase contracts that are denominated in a currency other than the Company's functional currency or the supplier's or customer's functional currency.

Net Investment Hedge
In July 2011, the Company entered into a Euro Term Loan for €125.0 million under the secured credit facility. The Company designated the Euro Term Loan a hedge of the investment in a certain French business unit. The foreign currency gain or loss that is effective as a hedge is reported as a component of other comprehensive income in shareholders' equity. To the extent that this hedge is ineffective, the foreign currency gain or loss is recorded in earnings. There has been no ineffectiveness since inception of the hedge.

Fair Value of Derivative Instruments
Fair values of derivative instruments in the Consolidated Balance Sheet at the end of fiscal 2012 and 2011 consisted of:

In Thousands	Classification	Fair Value	
		2012	**2011**
Foreign Currency Forward Exchange Contracts:	Other current assets	$ 3,694	$ 7,092
	Other assets	1,294	1,321
	Accrued liabilities	2,228	1,606
	Other liabilities	276	1,096
Embedded Derivative Instruments:	Other current assets	$ 51	$ 38
	Accrued liabilities	148	82
	Other liabilities	322	813
Interest Rate Swap:	Long-term debt, net of current maturities	$ 4,152	$ 1,354

The effect of derivative instruments on the Consolidated Statement of Operations for fiscal 2012 and 2011 consisted of:

In Thousands	Location of Gain (Loss)	2012	2011
Fair Value Hedges:			
Interest rate swap contracts	Interest Expense	$ 2,388	$ 2,547
Embedded derivatives	Sales	$ 433	$ 929
Cash Flow Hedges:			
Foreign currency forward exchange contracts:			
Amount of (loss) gain recognized in AOCI (effective portion)	AOCI	$ (4,343)	$ (18,307)
Amount of gain (loss) reclassified from AOCI into income	Sales	$ 784	$ 10,092
Net Investment Hedges:			
Euro term loan	AOCI	$ 14,812	$ 5,054

During fiscal years 2012 and 2011, the Company recorded losses of $1.7 million and $0.3 million on foreign currency forward exchange contracts that have not been designated as an accounting hedge, respectively. These foreign currency exchange gains are included in selling, general and administrative expense.

There was no significant impact to the Company's earnings related to the ineffective portion of any hedging instruments during fiscal years 2012 and 2011. In addition, there was no significant impact to the Company's earnings when a hedged firm commitment no longer qualified as a fair value hedge or when a hedged forecasted transaction no longer qualified as a cash flow hedge during fiscal years 2012 and 2011.

Amounts included in AOCI are reclassified into earnings when the hedged transaction settles. The Company expects to reclassify approximately $0.7 million of net gain into earnings over the next 12 months. The maximum duration of a foreign currency cash flow hedge contract at October 26, 2012, is 23 months.

NOTE 10: **Income Taxes**

Income tax expense from continuing operations for each of the fiscal years consisted of:

In Thousands	2012	2011	2010
Current			
U.S. Federal	$ 33,790	$ 14,817	$ 16,787
State	356	2,994	2,781
Foreign	21,222	19,472	14,933
	55,368	37,283	34,501
Deferred			
U.S. Federal	(4,578)	8,332	1,188
State	793	205	(480)
Foreign	(21,625)	(20,882)	(10,705)
	(25,410)	(12,345)	(9,997)
Income tax expense	$ 29,958	$ 24,938	$ 24,504

U.S. and foreign components of income from continuing operations before income taxes for each of the fiscal years were:

In Thousands	2012	2011	2010
U.S.	$ 108,436	$ 110,798	$ 71,980
Foreign	35,097	47,684	82,769
Income from continuing operations, before income taxes	$ 143,533	$ 158,482	$ 154,749

Primary components of the Company's deferred tax assets (liabilities) at the end of the fiscal year resulted from temporary tax differences associated with the following:

In Thousands	2012	2011
Reserves and liabilities	$ 58,510	$ 45,526
NOL carryforwards (net of valuation allowances of $0.3 million and $0.3 million at fiscal year end 2012 and 2011, respectively)	725	247
Tax credit carryforwards (net of valuation allowance of $1.4 million at fiscal year end 2011)	26,687	26,237
Employee benefits	17,524	13,500
Retirement benefits	25,379	19,629
Non-qualified stock options	13,220	10,977
Other	600	3,560
Total deferred tax assets	142,645	119,676
Depreciation and amortization	(18,024)	(22,382)
Intangibles and amortization	(182,921)	(207,619)
Deferred costs	(5,981)	(6,216)
Hedging activities	(111)	(1,007)
Other	(1,979)	(2,843)
Total deferred tax liabilities	(209,016)	(240,067)
Net deferred tax liabilities	$ (66,371)	$ (120,391)

The tax credit carryforwards can be carried forward indefinitely.

The Company operates in numerous taxing jurisdictions and is subject to regular examinations by various U.S. federal, state and foreign jurisdictions for various tax periods. Additionally, the Company has retained tax liabilities and the rights to tax refunds in connection with various acquisitions and divestitures of businesses in prior years. The Company's income tax positions are based on research and interpretations of income tax laws and rulings in each of the jurisdictions in which the Company does business. Due to the subjectivity and complexity of the interpretations of the tax laws and rulings in each jurisdiction, the differences and interplay in the tax laws between those jurisdictions as well as the inherent uncertainty in estimating the final resolution of complex tax audit matters, the Company's estimates of income tax liabilities and assets may differ from actual payments, assessments or refunds.

Management believes that it is more likely than not that the Company will realize the current and long-term deferred tax assets as a result of future taxable income. Significant factors management considered in determining the probability of the realization of the deferred tax assets include expected future earnings, the Company's historical operating results and the reversal of deferred tax liabilities. Accordingly, no valuation allowance has been recorded on the deferred tax assets other than certain net operating losses.

The U.S. and various state and foreign income tax returns are open to examination, and presently several foreign income tax returns are under examination. Such examinations could result in challenges to tax positions taken, and accordingly, the Company may record adjustments to provisions based on the outcomes of such matters. However, the Company believes that the resolution of these matters, after considering amounts accrued, will not have a material adverse effect on its consolidated financial statements.

The incremental tax benefit received by the Company upon exercise of non-qualified employee stock options was $0.4 million, $1.8 million, and $3.5 million in fiscal 2012, 2011, and 2010, respectively.

A reconciliation of the U.S. federal statutory income tax rate to the effective income tax rate for each of the fiscal years was as follows:

	2012	2011	2010
U.S. statutory income tax rate	35.0%	35.0%	35.0%
State income taxes	0.7	1.4	1.2
Foreign taxes	(14.8)	(10.6)	(8.8)
Goodwill impairment	12.7	0.0	0.0
Difference in foreign tax rates	(2.3)	(0.2)	(1.5)
Domestic manufacturing deduction	(2.3)	(1.3)	(0.7)
Research & development credits	(3.4)	(5.5)	(3.3)
Net change in tax reserves	0.5	(2.4)	(4.3)
Valuation allowance	(1.0)	(3.0)	(1.6)
Change in foreign tax rates and laws	(3.6)	(2.2)	(1.1)
Acquisition and organizational restructuring	0.0	3.0	0.0
Other, net	(0.6)	1.5	0.9
Effective income tax rate	20.9%	15.7%	15.8%

No provision for federal income taxes has been made on accumulated earnings of foreign subsidiaries, since such earnings are considered indefinitely reinvested. The amount of undistributed foreign earnings which are considered to be indefinitely reinvested at October 26, 2012, is approximately $400.0 million. Furthermore, the Company determined it was not practical to estimate the deferred taxes on these earnings. The amount of deferred income taxes is not practical to compute due to the complexity of the Company's international holding company structure, layers of regulatory requirements that have to be evaluated to determine the amount of allowable dividends, numerous potential repatriation scenarios that could be created to facilitate the repatriation of earnings to the U.S., and the complexity of computing foreign tax credits.

The Company adopted the provisions related to accounting for business combination transactions at the beginning of fiscal year 2010.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

In Thousands		Total
Unrecognized tax benefits as of October 28, 2011	$	10,908
Unrecognized gross benefit change:		
Gross increases due to prior-period adjustments		3,145
Gross (decrease) due to prior-period adjustments		0
Gross increases due to current-period adjustment		926
Gross (decrease) due to current-period adjustment		0
Gross (decrease) due to settlements with taxing authorities		0
Gross (decrease) due to a lapse with taxing authorities		0
Total change in unrecognized gross benefit		4,071
Unrecognized tax benefits as of October 26, 2012	$	14,979
Unrecognized tax benefits that, if recognized, would impact the effective tax rate	$	14,979
Statement of operations:		
Total amount of interest income (expense) included in income tax expense	$	(588)
Recognized in the statement of financial position:		
Total amount of accrued interest included in income taxes payable	$	2,024

During the next 12 months, it is reasonably possible that approximately $8.5 million of previously unrecognized tax benefits related to operating losses and tax credits could decrease as a result of settlement of examinations and/or the expiration of statutes of limitations. The Company recognizes interest related to unrecognized tax benefits in income tax expense.

The Company is no longer subject to income tax examinations by tax authorities in its major tax jurisdictions as follows:

Tax Jurisdiction	Years No Longer Subject to Audit
U.S. Federal	2005 and prior
Canada	2004 and prior
France	2007 and prior
United Kingdom	2009 and prior

NOTE 11: **Debt**

Long-term debt at the end of fiscal 2012 and 2011 consisted of the following:

In Thousands	2012	2011
U.S. credit facility	$ 240,000	$ 360,000
7.00% Senior Notes, due August 2020	250,000	250,000
Euro term loan, due July 2016	80,240	162,725
6.625% Senior Notes, due March 2017	175,000	175,000
Government refundable advances	51,763	34,509
Obligations under Capital Leases	44,847	45,184
Other	6,820	4,205
	848,670	1,031,623
Less current maturities	10,610	11,595
Carrying amount of long-term debt	$ 838,060	$ 1,020,028

Long-term debt
In July 2011, the Company amended the secured credit facility to provide for a €125.0 million term loan (Euro Term Loan). The interest rate on the Euro Term Loan will range from Euro LIBOR plus 1.5% to Euro LIBOR plus 2.25% depending on the leverage ratios at the time the funds are drawn. At October 26, 2012, the Company had €62.0 million outstanding or $80.2 million under the Euro Term Loan at an interest rate of Euro LIBOR plus 1.75% or 1.82%. The loan amortizes at 1.25% of the original principal balance quarterly through March 2016, with the remaining balance due in July 2016.

In March 2011, the Company entered into a secured credit facility for $460 million made available through a group of banks. The credit facility is secured by substantially all of the Company's assets and interest is based on standard inter-bank offering rates. The credit facility expires in July 2016. The interest rate will range from LIBOR plus 1.5% to LIBOR plus 2.25% depending on the leverage ratios at the time the funds are drawn. At October 26, 2012, the Company had $240.0 million outstanding under the secured credit facility at an interest rate of LIBOR plus 1.75% or 1.97%. An additional $67.8 million of unsecured foreign currency credit facilities have been extended by foreign banks for a total of $527.8 million available companywide. Available credit under the above credit facilities was $256.2 million at fiscal 2012 year end, when reduced by outstanding borrowings of $240.0 million and letters of credit of $31.7 million.

On August 2, 2010, the Company issued $250.0 million in 7% Senior Notes due 2020 and requiring semi-annual interest payments in March and September of each year until maturity. The net proceeds from the sale of the notes, after deducting $4.4 million of debt issuance cost, were $245.6 million. The Senior Notes are general unsecured senior obligations of the Company. The Senior Notes are guaranteed, jointly and severally on a senior basis, by all the existing and future domestic subsidiaries of the Company unless designated as an "unrestricted subsidiary," and those foreign subsidiaries that executed related subsidiary guarantees under the indenture covering the Senior Notes. The Senior Notes are subject to redemption at the option of the Company at any time prior to August 1, 2015, at a price equal to 100% of the principal amount, plus any accrued interest to the date of redemption and a make-whole provision. In addition, before August 1, 2013, the Company may redeem up to 35% of the principal amount at 107.000% plus accrued interest with proceeds of one or more Public Equity Offerings. The Senior Notes are also subject to redemption at the option of the Company, in whole or in part, on or after August 1, 2015, at redemption prices starting at 103.500% of the principal amount plus accrued interest during the period beginning August 1, 2015, and declining annually to 100% of principal and accrued interest on or after August 1, 2018.

On March 1, 2007, the Company issued $175.0 million in 6.625% Senior Notes due March 1, 2017, and requiring semi-annual interest payments in March and September of each year until maturity. The Senior Notes are general unsecured senior obligations of the Company. The Senior Notes are guaranteed, jointly and severally on a senior basis, by all the existing and future domestic subsidiaries of the Company unless designated as an "unrestricted subsidiary," and those foreign subsidiaries that executed related subsidiary guarantees under the indenture covering the Senior Notes. The Senior Notes were also subject to redemption at the option of the Company, in whole or in part, on or after March 1, 2012, at redemption prices starting at 103.3125% of the principal amount plus accrued interest during the period beginning March 1, 2007, and declining annually to 100% of principal and accrued interest on or after March 1, 2015.

Based on quoted market prices, the fair value of the Company's $250.0 million 7.0% Senior Notes due August 2020 was $277.5 million and $263.1 million as of October 26, 2012, and October 28, 2011, respectively. The fair value of the Company's $175.0 million 6.625% Senior Notes due March 2017 was $181.3 million and $175.0 million as of October 26, 2012, and October 28, 2011, respectively. The carrying amounts of the secured credit facility and Euro Term Loan due 2016 approximate fair value. Estimates of fair value for the Senior Notes are based on Level 2 inputs as defined in the fair value hierarchy.

Government refundable advances consist of payments received from the Canadian government to assist in research and development related to commercial aviation. The repayment of this advance is based on year-over-year commercial aviation revenue growth at CMC beginning in 2014. Imputed interest on the advance was 5.03% at October 26, 2012.

In December 2010, the Company entered into an interest rate swap agreement for $75.0 million on the $175.0 million Senior Notes due in 2017. The swap agreement exchanged the fixed interest rate of 6.625% for a variable interest rate, LIBOR plus 4.47%. The fair value of the Company's interest rate swap was a $1.9 million asset at October 26, 2012.

In November 2010, the Company entered into an interest rate swap agreement for $100.0 million on the $175.0 million Senior Notes due in 2017. The swap agreement exchanged the fixed interest rate of 6.625% for a variable interest rate, LIBOR plus 4.865%. The fair value of the Company's interest rate swap was a $2.2 million asset at October 26, 2012.

On August 2, 2010, the Company repurchased approximately $157.6 million of the Senior Subordinated Notes due in 2013 under a cash tender offer. The remaining $17.4 million of Senior Subordinated Notes due in 2013 were redeemed on September 9, 2010. A loss on extinguishment of debt of $1.2 million was recorded, which includes recognizing previously recorded deferred gains on terminated interest rate swaps of $3.7 million.

Capital leases
In fiscal 2009, the Company amended the building lease for an interface technologies facility to extend the term of the lease to 2027. At October 26, 2012, the amount recorded as a capitalized lease obligation is $12.1 million. The imputed interest rate is 6.4%.

In fiscal 2008, the Company entered into a land and building lease for a 216,000 square-foot manufacturing facility for a control systems operation. The land and building lease has a fixed term of 30 years and includes an option to purchase the building at fair market value five years after construction is complete. The expected minimum lease payments include a 2% minimum annual rent increase. At October 26, 2012, the amount recorded as a capitalized lease obligation is $32.1 million. The imputed interest rate is 8.2%.

As of October 26, 2012, aggregate annual maturities of long-term debt and future non-cancelable minimum lease payments under capital lease obligations were as follows:

In Thousands

Fiscal Year	
2013	$ 14,488
2014	12,760
2015	12,587
2016	300,311
2017	183,461
2018 and thereafter	394,723
Total	$ 918,330
Less: amount representing interest on capital leases	69,660
Total long-term debt	$ 848,670

A number of underlying agreements contain various covenant restrictions which include maintenance of net worth, payment of dividends, interest coverage, and limitations on additional borrowings. The Company was in compliance with these covenants at October 26, 2012.

Subsequent to year end, the Company has paid down $15,000,000 on the U.S. credit facility and $19,440,000 on the Euro Term Loan.

NOTE 12: **Commitments and Contingencies**

Rental expense for operating leases for engineering, selling, administrative and manufacturing totaled $17,603,000, $14,208,000 and $14,498,000 in fiscal years 2012, 2011, and 2010, respectively.

At October 26, 2012, the Company's rental commitments for noncancelable operating leases with a duration in excess of one year were as follows:

In Thousands

Fiscal Year	
2013	$ 15,121
2014	12,691
2015	9,191
2016	7,218
2017	6,545
2018 and thereafter	14,655
	$ 65,421

The Company is subject to purchase obligations for goods and services. The purchase obligations include amounts under legally enforceable agreements for goods and services with defined terms as to quantity, price and timing of delivery. As of October 26, 2012, the Company's purchase obligations were as follows:

In Thousands

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Purchase obligations	$ 653,641	$ 613,759	$ 29,484	$ 5,764	$ 4,634

The Company is a party to various lawsuits and claims, both as plaintiff and defendant, and has contingent liabilities arising from the conduct of business, none of which, in the opinion of management, is expected to have a material effect on the Company's financial position or results of operations. The Company believes that it has made appropriate and adequate provisions for contingent liabilities.

Prior to the March 2007 acquisition of CMC, CMC was involved in a transaction in which CMC shareholders had a limited amount of time in which to tender their shares in exchange for cash. In May 2008, after the prescribed time period had expired, CAD $11.8 million remained unclaimed. As a result, the paying agent returned the unclaimed amount to CMC in accordance with Canadian law. In December 2008, CMC's former parent company instituted a legal action against the paying agent, alleging negligence and breached contract terms by returning the funds to CMC. The plaintiff lost at trial and appealed. In the second quarter of fiscal 2012, CMC received notice that the plaintiff abandoned its appeal. In addition, CMC and the paying agent settled all remaining issues. Management concluded that all contingencies relating to this matter were resolved, and accordingly, the Company recorded a gain of approximately CAD $11.8 million or $11.9 million or $9.5 million after tax, in the second fiscal quarter of 2012.

Approximately 579 U.S.-based employees or 12% of total U.S.-based employees were represented by various labor unions. The Company's European operations are subject to national trade union agreements and to local regulations governing employment.

NOTE 13: **Employee Stock Plans**

The Company has three share-based compensation plans, which are described below. The compensation cost that has been charged against income for those plans for fiscal 2012, 2011, and 2010 was $9.5 million, $7.9 million, and $7.1 million, respectively. The total income tax benefit recognized in the income statement for the share-based compensation arrangement for fiscal 2012, 2011, and 2010 was $2.9 million, $2.7 million, and $2.2 million, respectively.

Employee Stock Purchase Plan
The Company offers an employee stock purchase plan to its employees. The plan qualifies as a noncompensatory employee stock purchase plan under Section 423 of the Internal Revenue Code. Employees are eligible to participate through payroll deductions subject to certain limitations.

The plan is as a safe harbor design where shares are purchased by participants at 95% of the fair market value on the purchase date and, therefore, compensation cost is not recorded. During fiscal 2012, employees purchased 32,238 shares at a fair market value price of $57.10 per share. At the end of fiscal 2012, the Company had reserved 73,794 shares for issuance under its employee share-save scheme for U.K. employees, leaving a balance of 682,119 shares available for issuance in the future. As of October 26, 2012, deductions aggregating $703,875 were accrued for the purchase of shares on December 15, 2012.

Employee Share-Save Scheme
In 2009, the Company began offering shares under its employee share-save scheme for U.K. employees. This plan allows participants the option to purchase shares at 95% of the market price of the stock as of the beginning of the offering period. The term of these options is three years. The share-save scheme is not a "safe-harbor" design, and, therefore, compensation cost is recognized on this plan.

Under the employee share-save scheme, option exercise prices are equal to the fair market value of the Company's common stock on the date of grant. The Company granted 45,063, 9,956 and 10,133 options in fiscal 2012, 2011, and 2010, respectively. The weighted-average grant date fair value of options granted in fiscal 2012 was $19.85 per share. During fiscal 2012, 150,769 options were exercised at a weighted average exercise price of $19.85.

The fair value of the awards under the employee share-save scheme was estimated using a Black-Scholes pricing model which uses the assumptions noted in the following table. The risk-free rate for the contractual life of the option is based on the U.S. Treasury zero coupon issues in effect the time of grant.

	2012	**2011**	**2010**
Volatility	38.96%	51.10%	51.61%
Risk-free interest rate	0.38%	0.98%	1.34%
Expected life (years)	3	3	3
Dividends	0	0	0

Equity Incentive Plan

The Company also provides an equity incentive plan for officers and key employees. At the end of fiscal 2012, the Company had 2,696,775 shares reserved for issuance to officers and key employees, of which 572,475 shares were available to be granted in the future.

The Board of Directors authorized the Compensation Committee to administer awards granted under the equity incentive plan and to establish the terms of such awards. Awards under the equity incentive plan may be granted to eligible employees of the Company over the 10-year period ending March 3, 2014. Options granted become exercisable ratably over a period of four years following the date of grant and expire on the tenth anniversary of the grant. Option exercise prices are equal to the fair market value of the Company's common stock on the date of grant. The weighted-average grant date fair value of the options granted in fiscal 2012 and 2011 was $24.61 per share and $32.51 per share, respectively.

The fair value of each option granted by the Company was estimated using a Black-Scholes pricing model which uses the assumptions noted in the following table. The Company uses historical data to estimate volatility of the Company's common stock and option exercise and employee termination assumptions. The range of the expected term reflects the results from certain groups of employees exhibiting different behavior. The risk-free rate for the periods within the contractual life of the grant is based upon the U.S. Treasury zero coupon issues in effect at the time of the grant.

	2012	2011	2010
Volatility	41.62 – 44.29%	40.8 – 42.8%	43.0 – 43.2%
Risk-free interest rate	0.91 – 2.11%	2.02 – 3.64%	2.42 – 4.00%
Expected life (years)	4.5 – 9.5	4.5 – 9.5	4.5 – 9.5
Dividends	0	0	0

The following table summarizes the changes in outstanding options granted under the Company's stock option plans:

	2012		2011		2010	
	Shares Subject to Option	Weighted Average Exercise Price	Shares Subject to Option	Weighted Average Exercise Price	Shares Subject to Option	Weighted Average Exercise Price
Outstanding, beginning of year	1,825,300	$ 44.49	1,838,950	$ 39.31	1,960,775	$ 35.54
Granted	386,400	52.97	331,300	67.03	359,800	41.83
Exercised	(60,775)	36.52	(295,175)	37.03	(455,700)	24.96
Cancelled	(26,625)	50.68	(49,775)	47.28	(25,925)	41.37
Outstanding, end of year	2,124,300	$ 46.18	1,825,300	$ 44.49	1,838,950	$ 39.31
Exercisable, end of year	1,258,900	$ 41.89	994,950	$ 39.85	956,350	$ 38.73

The aggregate intrinsic value of the option shares outstanding and exercisable at October 26, 2012, was $25.4 million and $19.1 million, respectively.

The number of option shares vested or that are expected to vest at October 26, 2012, was 2.0 million and the aggregate intrinsic value was $24.5 million. The weighted average exercise price and weighted average remaining contractual term of option shares vested or that are expected to vest at October 26, 2012, was $45.87 and 6.0 years, respectively. The weighted-average remaining contractual term of option shares currently exercisable is 4.7 years as of October 26, 2012.

The table below presents stock activity related to stock options exercised in fiscal 2012 and 2011:

In Thousands	2012	2011
Proceeds from stock options exercised	$ 5,240	$ 11,710
Tax benefits related to stock options exercised	$ 366	$ 1,830
Intrinsic value of stock options exercised	$ 1,751	$ 9,940

Total unrecognized compensation expense for options that have not vested as of October 26, 2012, is $7.2 million, which will be recognized over a weighted average period of 1.9 years. The total fair value of option shares vested during the year ended October 26, 2012, was $7.5 million.

The following table summarizes information for stock options outstanding at October 26, 2012:

Range of Exercise Prices	Options Outstanding Shares	Options Outstanding Weighted Average Remaining Life (years)	Options Outstanding Weighted Average Price	Options Exercisable Shares	Options Exercisable Weighted Average Price
$ 19.65 – 38.00	418,300	5.2	$ 30.65	326,975	$ 30.43
38.01 – 40.00	400,375	3.4	38.93	398,375	38.93
40.01 – 50.00	343,950	6.5	41.97	194,750	42.55
50.01 – 55.00	576,000	7.0	51.93	260,500	52.74
55.01 – 79.90	385,675	8.4	65.72	78,300	67.10

In December 2012, the Board of Directors and Compensation Committee approved restricted stock unit awards under the equity incentive plan that will fully vest on the three-year anniversary on the date of grant. Upon vesting, each recipient will receive one share of the Company's common stock for each restricted stock unit. There were no restricted stock units issued in fiscal 2012.

NOTE 14: **Capital Stock**

The authorized capital stock of the Company consists of 25,000 shares of preferred stock ($100 par value), 475,000 shares of serial preferred stock ($1.00 par value), each issuable in series, and 60,000,000 shares of common stock ($.20 par value). At the end of fiscal 2012, there were no shares of preferred stock or serial preferred stock outstanding.

NOTE 15: **Acquisitions**

On July 26, 2011, the Company acquired the Souriau Group (Souriau) for approximately $726.7 million, including cash on hand of $17.8 million. Souriau is a leading global supplier of highly engineered connectors for harsh environments serving aerospace, defense & space, power generation, rail, and industrial equipment markets. Souriau is included in the Sensors & Systems segment.

The following summarizes the allocation of the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The fair value adjustment for inventory was $41.7 million, which has been recognized as cost of goods sold over 4.5 months, the estimated inventory turnover. Acquisition-related costs of $9.2 million have been recognized as selling, general and administrative expense in fiscal 2011. The purchase price includes the value of future development of existing technologies, the introduction of new technologies, and the addition of new customers. These factors resulted in recording goodwill of $378.3 million. The amount allocated to goodwill is not deductible for income tax purposes.

In Thousands As of July 26, 2011	
Current assets	$ 228,199
Property, plant and equipment	91,843
Intangible assets subject to amortization	
Programs (15 year weighted average useful life)	224,296
Trade name (10 year weighted average useful life)	45,709
Goodwill	378,256
Other assets	6,900
Total assets acquired	975,203
Current liabilities assumed	110,596
Long-term liabilities assumed	129,533
Noncontrolling interest	8,369
Net assets acquired	$ 726,705

Pro Forma Financial Information

The following pro forma financial information shows the results of continuing operations for the year ended October 28, 2011, as though the acquisition of Souriau had occurred at the beginning of the fiscal year. The pro forma financial information includes, where applicable, adjustments for: (i) the amortization of acquired intangible assets, (ii) additional interest expense on acquisition-related borrowings and (iii) the income tax effect on the pro forma adjustments. The pro forma financial information below is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved had the acquisition been completed as of the date indicated above or the results that may be obtained in the future.

In Thousands		2011
Pro forma net sales	$	1,972,079
Pro forma net income	$	159,353
Basic earnings per share as reported	$	4.36
Pro forma basic earnings per share	$	5.22
Diluted earnings per share as reported	$	4.27
Pro forma diluted earnings per share	$	5.12

On December 30, 2010, the Company acquired Eclipse Electronic Systems, Inc. (Eclipse) for $123.8 million. The purchase price includes cash of $14.0 million in contingent consideration, which was deposited in an escrow account and will be paid to the seller if certain performance objectives are met over the three-year period. The estimated fair value of the contingent consideration was $13.4 million at the date of acquisition. On February 2, 2012, the Company paid the initial $5.0 million of three installments totaling $14.0 million of contingent consideration. As of October 26, 2012, the estimated fair value of the contingent consideration was $9.0 million. Eclipse is a designer and manufacturer of embedded communication intercept receivers for signal intelligence applications. Eclipse is included in the Avionics & Controls segment.

The following summarizes the allocation of the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The purchase price includes the value of future development of existing technologies, the introduction of new technologies, and the addition of new customers. These factors resulted in recording goodwill of $67.4 million. The amount allocated to goodwill is not deductible for income tax purposes.

In Thousands As of December 30, 2010		
Current assets	$	31,827
Property, plant and equipment		2,154
Intangible assets subject to amortization		
Technology (9 year weighted average useful life)		53,200
Goodwill		67,378
Total assets acquired		154,559
Current liabilities assumed		35,740
Long-term liabilities assumed		8,350
Net assets acquired	$	110,469

The above acquisitions were accounted for under the purchase method of accounting and the results of operations were included from the effective date of each acquisition.

NOTE 16: **Accumulated Other Comprehensive Loss**

The components of Accumulated Other Comprehensive Loss:

In Thousands	2012	2011
Unrealized gain on derivative contracts	$ 2,181	$ 5,738
Tax effect	(558)	(1,716)
	1,623	4,022
Pension and post-retirement obligations	(150,106)	(114,773)
Tax effect	50,927	39,302
	(99,179)	(75,471)
Currency translation adjustment	12,272	68,637
Accumulated other comprehensive loss	$ (85,284)	$ (2,812)

NOTE 17: **Business Segment Information**

The Company's businesses are organized and managed in three reporting segments: Avionics & Controls, Sensors & Systems and Advanced Materials. Operating segments within each reporting segment are aggregated. Operations within the Avionics & Controls segment focus on integrated cockpit systems, technology interface systems for commercial and military aircraft, and similar devices for land- and sea-based military vehicles, secure communication systems, military audio and data products, embedded communication intercept receivers, specialized medical equipment and other industrial applications. Sensors & Systems includes operations that produce high-precision temperature and pressure sensors, electrical power switching, electrical interconnection systems, and other related systems principally for aerospace and defense customers. The Advanced Materials segment focuses on thermally engineered components for critical aerospace applications, high-performance elastomer products used in a wide range of commercial aerospace and military applications, and combustible ordnance and warfare countermeasure devices. All segments include sales to domestic, international, defense and commercial customers.

Geographic sales information is based on product origin. The Company evaluates these segments based on segment profits prior to net interest, other income/expense, corporate expenses and federal/foreign income taxes.

Details of the Company's operations by business segment for the last three fiscal years were as follows:

In Thousands	2012	2011	2010
Sales			
Avionics & Controls	$ 790,015	$ 841,939	$ 790,016
Sensors & Systems	702,394	414,609	298,559
Advanced Materials	499,909	461,437	438,026
	$ 1,992,318	$ 1,717,985	$ 1,526,601
Income From Continuing Operations			
Avionics & Controls [1]	$ 54,917	$ 135,187	$ 125,888
Sensors & Systems	70,890	22,536	33,894
Advanced Materials	93,546	82,307	68,785
Segment Earnings	219,353	240,030	228,567
Corporate expense	(43,201)	(48,969)	(40,399)
Gain on settlement of contingency	11,891	0	0
Other income (expense)	1,263	6,853	8
Loss on extinguishment of debt	0	(831)	(1,206)
Interest income	465	1,615	960
Interest expense	(46,238)	(40,216)	(33,181)
	$ 143,533	$ 158,482	$ 154,749
Identifiable Assets			
Avionics & Controls	$ 1,261,300	$ 1,333,735	$ 1,253,605
Sensors & Systems	1,204,073	1,349,776	432,099
Advanced Materials	558,058	563,662	607,040
Corporate [2]	203,686	131,413	294,994
	$ 3,227,117	$ 3,378,586	$ 2,587,738
Capital Expenditures [3]			
Avionics & Controls [3]	$ 14,356	$ 22,369	$ 11,892
Sensors & Systems	18,788	10,469	8,021
Advanced Materials	14,783	16,341	25,309
Discontinued Operations	0	0	123
Corporate	1,519	328	195
	$ 49,446	$ 49,507	$ 45,540
Depreciation and Amortization			
Avionics & Controls	$ 40,096	$ 38,391	$ 32,841
Sensors & Systems	40,333	20,523	13,264
Advanced Materials	24,666	23,439	22,914
Discontinued Operations	0	0	583
Corporate	2,697	2,305	2,515
	$ 107,792	$ 84,658	$ 72,117

[1] Fiscal 2012 includes a $52.2 million impairment charge against Racal Acoustics' goodwill.
[2] Primarily cash and deferred tax assets (see Note 10).
[3] Excludes capital expenditures accounted for as a capitalized lease obligation of $8,139 in fiscal 2010.

The Company's operations by geographic area for the last three fiscal years were as follows:

In Thousands	2012	2011	2010
Sales [1]			
Domestic			
Unaffiliated customers – U.S.	$ 813,375	$ 747,021	$ 666,645
Unaffiliated customers – export	197,142	171,416	147,008
Intercompany	35,779	32,197	25,491
	1,046,296	950,634	839,144
Canada			
Unaffiliated customers	267,304	317,924	287,365
Intercompany	2,844	5,318	4,490
	270,148	323,242	291,855
France			
Unaffiliated customers	410,766	160,993	98,641
Intercompany	41,454	17,724	12,104
	452,220	178,717	110,745
United Kingdom			
Unaffiliated customers	235,699	228,383	255,313
Intercompany	19,305	23,563	12,232
	255,004	251,946	267,545
All Other Foreign			
Unaffiliated customers	68,032	92,248	71,629
Intercompany	37,683	29,640	14,533
	105,715	121,888	86,162
Eliminations	(137,065)	(108,442)	(68,850)
	$ 1,992,318	$ 1,717,985	$ 1,526,601

In Thousands	2012	2011	2010
Segment Earnings [2]			
Domestic	$ 172,046	$ 178,145	$ 132,966
Canada	33,777	38,027	35,583
France	33,152	(7,615)	16,096
United Kingdom	(29,237)	24,305	39,250
All other foreign	9,615	7,168	4,672
	$ 219,353	$ 240,030	$ 228,567
Identifiable Assets [3]			
Domestic	$ 1,015,994	$ 947,896	$ 756,043
Canada	576,053	583,042	638,199
France	836,578	1,050,999	214,669
United Kingdom	477,214	582,436	614,523
All other foreign	117,592	82,800	69,310
	$ 3,023,431	$ 3,247,173	$ 2,292,744

[1] Based on country from which the sale originated and the sale was recorded.
[2] Before corporate expense, shown on page 72.
[3] Excludes corporate, shown on page 72.

The Company's foreign operations consist of manufacturing facilities located in Canada, China, the Dominican Republic, France, Germany, India, Mexico, Morocco, and the United Kingdom, and include sales and service operations located in Brazil, China, and Singapore. Intercompany sales are at prices comparable with sales to unaffiliated customers. U.S. government sales as a percent of Advanced Materials and Avionics & Controls sales were 19.4% and 5.4%, respectively, in fiscal 2012 and 7.0% of consolidated sales. In fiscal 2011, the U.S. government sales as a percent of Advanced Materials and Avionics & Controls sales were 19.9% and 3.8%, respectively, and 7.0% of consolidated sales. In fiscal 2010, U.S.

government sales as a percent of Advanced Materials and Avionics & Controls sales were 25.2% and 5.9%, respectively, and 10.0% of consolidated sales.

Product lines contributing sales of 10% or more of total sales in any of the last three fiscal years were as follows:

	2012	2011	2010
Connectors	17%	5%	0%
Avionics	11%	16%	17%

NOTE 18: **Quarterly Financial Data (Unaudited)**

The following is a summary of unaudited quarterly financial information:

In Thousands, Except Per Share Amounts

Fiscal Year 2012	Fourth	Third	Second	First
Net sales	$ 530,656	$ 485,949	$ 504,831	$ 470,882
Gross margin	204,253	172,096	184,523	158,081
Income from continuing operations	61,660 [1]	(17,104) [2,3,4]	45,191 [5]	22,788 [6]
Income from discontinued operations	0	0	0	0
Net earnings	$ 61,660	$ (17,104)	$ 45,191	$ 22,788
Earnings per share – basic				
Continuing operations	$ 2.00	$ (.55)	$ 1.47	$ .74
Discontinued operations	.00	.00	.00	.00
Earnings per share – basic	$ 2.00	$ (.55)	$ 1.47	$ .74
Earnings per share – diluted				
Continuing operations	$ 1.97	$ (.55)	$ 1.44	$ .73
Discontinued operations	.00	.00	.00	.00
Earnings per share – diluted [9]	$ 1.97	$ (.55)	$ 1.44	$ .73

Fiscal Year 2011	Fourth	Third	Second	First
Net sales	$ 502,397	$ 409,512	$ 435,277	$ 370,799
Gross margin	153,112	143,539	160,947	132,122
Income from continuing operations	19,412 [7,8,9,10]	37,741 [11]	45,951 [12]	29,983
Income from discontinued operations	28	(46)	(37)	8
Net earnings	$ 19,440	$ 37,695	$ 45,914	$ 29,991
Earnings per share – basic				
Continuing operations	$ .64	$ 1.23	$ 1.51	$ .99
Discontinued operations	.00	.00	.00	.00
Earnings per share – basic	$ .64	$ 1.23	$ 1.51	$ .99
Earnings per share – diluted				
Continuing operations	$ .62	$ 1.21	$ 1.47	$ .97
Discontinued operations	.00	.00	.00	.00
Earnings per share – diluted [13]	$ .62	$ 1.21	$ 1.47	$ .97

[1] Included a $1.4 million release of valuation allowance related to foreign tax credits as a result of finalizing a tax examination.

[2] Included a $52.2 million goodwill impairment charge related to Racal Acoustics.

[3] Included a $2.9 million reduction of net deferred income tax liabilities as a result of the enactment of tax laws reducing the U.K. statutory income tax rate.

[4] Included a $1.7 million tax benefit as a result of reconciling the prior year's U.S. income tax return to the U.S. income tax provision and settlement of tax examinations.

[5] Included a $9.5 million gain on settlement of a contingency, net of tax.

[6] Included $2.3 million of discrete tax benefits due to a change in French tax laws associated with the holding company structure and the financing of the Souriau acquisition.

[7] Included a $2.0 million gain on sale of an engineered materials facility, net of tax.

[8] Included $16.4 million in acquisition-related accounting charges, net of tax. The operating loss at Souriau accounted for $14.3 million, net of tax, and was principally due to the adjustment of inventory to fair value. Approximately $1.3 million, net of tax, was due to the adjustment of Eclipse inventory to fair value. Approximately $0.9 million, net of tax, was due to Souriau acquisition-related expenses.

[9] Included a $2.6 million charge for contract assertions, net of tax. Approximately $1.3 million, net of tax, was due to a charge at control systems for engineering costs not probable of recovery from the customer. Approximately $1.0 million, net of tax, was principally due to the write off of accounts receivable related to a manufacturing license at defense technologies. Approximately $0.4 million, net of tax, was due to a late delivery penalty at engineered materials.

[10] Included $1.2 million in working capital charges, net of tax. Approximately $0.7 million, net of tax, was due to an inventory and trade accounts receivable write off at advanced sensors. Approximately $0.5 million, net of tax, was due to an inventory write off at defense technologies.

[11] Included a $5.2 million benefit as a result of the release of tax reserves for uncertain tax positions associated with losses on the disposition of assets. This release resulted from the expiration of a statute of limitations.

[12] Included a $3.1 million reduction of valuation allowances related to net operating losses and foreign tax credits that were generated in prior years.

[13] The sum of the quarterly per share amounts may not equal per share amounts reported for year-to-date periods. This is due to changes in the number of weighted average shares outstanding and the effects of rounding for each period.

NOTE 19: **Guarantors**

The following schedules set forth condensed consolidating financial information as required by Rule 3-10 of Securities and Exchange Commission Regulation S-X for fiscal 2012, 2011, and 2010 for (a) Esterline Technologies Corporation (the Parent); (b) on a combined basis, the current subsidiary guarantors (Guarantor Subsidiaries) of the secured credit facility, Senior Notes due 2017, and Senior Notes due 2020; and (c) on a combined basis, the subsidiaries that are not guarantors of the secured credit facility, Senior Notes due 2017, and Senior Notes due 2020 (Non-Guarantor Subsidiaries). The Guarantor Subsidiaries previously guaranteed the Senior Subordinated Notes due 2013 that were repurchased or otherwise redeemed in August 2010. The Guarantor Subsidiaries are direct and indirect wholly-owned subsidiaries of Esterline Technologies Corporation and have fully and unconditionally, jointly and severally, guaranteed the secured credit facility, the Senior Notes due 2017, and the Senior Notes due 2020.

Condensed Consolidating Balance Sheet as of October 26, 2012

In Thousands	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Assets					
Current Assets					
Cash and cash equivalents	$ 16,770	$ 1,324	$ 142,581	$ 0	$ 160,675
Cash in escrow	5,016	0	0	0	5,016
Accounts receivable, net	181	140,631	242,550	0	383,362
Inventories	0	159,573	250,264	0	409,837
Income tax refundable	0	4,832	0	0	4,832
Deferred income tax benefits	22,874	105	23,021	0	46,000
Prepaid expenses	76	5,391	15,873	0	21,340
Other current assets	134	552	3,945	0	4,631
Total Current Assets	45,051	312,408	678,234	0	1,035,693
Property, Plant & Equipment, Net	2,811	161,998	191,592	0	356,401
Goodwill	0	314,641	784,321	0	1,098,962
Intangibles, Net	0	126,142	482,903	0	609,045
Debt Issuance Costs, Net	7,508	0	1,310	0	8,818
Deferred Income Tax Benefits	36,610	(283)	61,625	0	97,952
Other Assets	8,082	1,561	10,603	0	20,246
Amounts Due From (To) Subsidiaries	0	491,143	0	(491,143)	0
Investment in Subsidiaries	2,457,859	1,179,938	170,223	(3,808,020)	0
Total Assets	$ 2,557,921	$ 2,587,548	$ 2,380,811	$ (4,299,163)	$ 3,227,117
Liabilities and Shareholders' Equity					
Current Liabilities					
Accounts payable	$ 1,944	$ 26,351	$ 80,394	$ 0	$ 108,689
Accrued liabilities	17,495	79,103	172,955	0	269,553
Credit facilities	0	0	0	0	0
Current maturities of long-term debt	0	174	10,436	0	10,610
Deferred income tax liabilities	213	(1)	4,913	0	5,125
Federal and foreign income taxes	(3,418)	(23,822)	29,609	0	2,369
Total Current Liabilities	16,234	81,805	298,307	0	396,346
Credit Facilities	240,000	0	0	0	240,000
Long-Term Debt, Net	429,152	44,107	124,801	0	598,060
Deferred Income Tax Liabilities	46,730	(7)	158,475	0	205,198
Pension and Post-Retirement Obligations	20,507	54,886	56,681	0	132,074
Other Liabilities	5,189	4,194	25,521	0	34,904
Amounts Due To (From) Subsidiaries	179,574	0	369,962	(549,536)	0
Shareholders' Equity	1,620,535	2,402,563	1,347,064	(3,749,627)	1,620,535
Total Liabilities and Shareholders' Equity	$ 2,557,921	$ 2,587,548	$ 2,380,811	$ (4,299,163)	$ 3,227,117

Condensed Consolidating Statement of Operations for the fiscal year ended October 26, 2012

In Thousands

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net Sales	$ 0	$ 920,027	$ 1,076,296	$ (4,005)	$ 1,992,318
Cost of Sales	0	569,181	708,189	(4,005)	1,273,365
	0	350,846	368,107	0	718,953
Expenses					
Selling, general and administrative	0	146,761	236,126	0	382,887
Research, development and engineering	0	50,372	57,373	0	107,745
Gain on settlement of contingency	0	0	(11,891)	0	(11,891)
Goodwill impairment	0	0	52,169	0	52,169
Other income	0	0	(1,263)	0	(1,263)
Total Expenses	0	197,133	332,514	0	529,647
Operating Earnings from Continuing Operations	0	153,713	35,593	0	189,306
Interest income	(14,178)	(16,141)	(60,299)	90,153	(465)
Interest expense	34,948	27,210	74,233	(90,153)	46,238
Loss on extinguishment of debt	0	0	0	0	0
Income (Loss) from Continuing Operations Before Taxes	(20,770)	142,644	21,659	0	143,533
Income Tax Expense (Benefit)	(5,591)	32,314	3,235	0	29,958
Income (Loss) From Continuing Operations Including Noncontrolling Interests	(15,179)	110,330	18,424	0	113,575
Income Attributable to Noncontrolling Interests	0	0	(1,040)	0	(1,040)
Income (Loss) From Continuing Operations Attributable to Esterline, Net of Tax	(15,179)	110,330	17,384	0	112,535
Income From Discontinued Operations Attributable to Esterline, Net of Tax	0	0	0	0	0
Equity in Net Income of Consolidated Subsidiaries	127,714	17,659	(145)	(145,228)	0
Net Earnings (Loss) Attributable to Esterline	$ 112,535	$ 127,989	$ 17,239	$ (145,228)	$ 112,535

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 26, 2012

In Thousands

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash Flows Provided (Used) by Operating Activities					
Net earnings (loss) including noncontrolling interests	$ 113,575	$ 127,989	$ 17,239	$ (145,228)	$ 113,575
Depreciation & amortization	0	39,405	68,387	0	107,792
Deferred income taxes	18,013	(20,600)	(22,823)	0	(25,410)
Share-based compensation	0	4,246	5,297	0	9,543
Gain on sale of discontinued operations	0	0	0	0	0
Gain on sale of capital assets	0	(410)	(534)	0	(944)
Gain on settlement of contingency	0	0	(11,891)	0	(11,891)
Goodwill impairment	0	0	52,169	0	52,169
Working capital changes, net of effect of acquisitions					
Accounts receivable	(23)	(2,704)	(19,654)	0	(22,381)
Inventories	0	(15,707)	(3,596)	0	(19,303)
Prepaid expenses	(17)	(385)	(2,104)	0	(2,506)
Other current assets	6	(208)	(800)	0	(1,002)
Accounts payable	1,132	(174)	(7,440)	0	(6,482)
Accrued liabilities	(1,929)	(156)	16,964	0	14,879
Federal & foreign income taxes	(4,345)	(3,497)	4,984	0	(2,858)
Other liabilities	(20,618)	12,196	(6,280)	0	(14,702)
Other, net	(1,418)	580	4,530	0	3,692
	104,376	140,575	94,448	(145,228)	194,171
Cash Flows Provided (Used) by Investing Activities					
Purchases of capital assets	(1,503)	(23,553)	(24,390)	0	(49,446)
Escrow deposit	0	0	0	0	0
Proceeds from sale of discontinued operations, net	0	0	0	0	0
Proceeds from sale of capital assets	0	410	534	0	944
Acquisitions of businesses, net of cash acquired	0	0	0	0	0
	(1,503)	(23,143)	(23,856)	0	(48,502)

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 26, 2012

In Thousands

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash Flows Provided (Used) by Financing Activities					
Proceeds provided by stock issuance under employee stock plans	7,658	0	0	0	7,658
Excess tax benefits from stock option exercises	382	0	0	0	382
Proceeds from credit facilities	0	0	0	0	0
Repayment of long-term debt and credit facilities	(120,000)	(405)	(72,740)	0	(193,145)
Proceeds from issuance of long-term debt	0	0	0	0	0
Proceeds from government assistance	0	0	17,285	0	17,285
Dividends paid to noncontrolling interest	0	0	0	0	0
Debt and other issuance costs	0	0	0	0	0
Net change in intercompany financing	(24,731)	(129,158)	8,661	145,228	0
	(136,691)	(129,563)	(46,794)	145,228	(167,820)
Effect of Foreign Exchange Rates on Cash and Cash Equivalents	751	5	(2,965)	0	(2,209)
Net Increase (Decrease) in Cash and Cash Equivalents	(33,067)	(12,126)	20,833	0	(24,360)
Cash and Cash Equivalents – Beginning of Year	49,837	13,450	121,748	0	185,035
Cash and Cash Equivalents – End of Year	$ 16,770	$ 1,324	$ 142,581	$ 0	$ 160,675

Condensed Consolidating Balance Sheet as of October 28, 2011

In Thousands

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Assets					
Current Assets					
Cash and cash equivalents	$ 49,837	$ 13,450	$ 121,748	$ 0	$ 185,035
Cash in escrow	5,011	0	0	0	5,011
Accounts receivable, net	158	137,927	231,741	0	369,826
Inventories	0	143,866	258,682	0	402,548
Income tax refundable	0	0	2,857	0	2,857
Deferred income tax benefits	25,585	1,574	21,092	0	48,251
Prepaid expenses	59	5,006	14,180	0	19,245
Other current assets	140	344	6,056	0	6,540
Total Current Assets	80,790	302,167	656,356	0	1,039,313
Property, Plant & Equipment, Net	1,109	161,297	206,010	0	368,416
Goodwill	0	313,788	849,937	0	1,163,725
Intangibles, Net	0	140,590	553,325	0	693,915
Debt Issuance Costs, Net	9,033	0	1,662	0	10,695
Deferred Income Tax Benefits	27,925	125	51,555	0	79,605
Other Assets	10,307	2,321	10,289	0	22,917
Amounts Due From (To) Subsidiaries	350,407	482,330	0	(832,737)	0
Investment in Subsidiaries	1,953,823	624,856	321,170	(2,899,849)	0
Total Assets	$ 2,433,394	$ 2,027,474	$ 2,650,304	$ (3,732,586)	$ 3,378,586
Liabilities and Shareholders' Equity					
Current Liabilities					
Accounts payable	$ 812	$ 26,525	$ 92,551	$ 0	$ 119,888
Accrued liabilities	18,587	79,524	172,311	0	270,422
Credit facilities	0	0	5,000	0	5,000
Current maturities of long-term debt	0	211	11,384	0	11,595
Deferred income tax liabilities	238	(1)	9,301	0	9,538
Federal and foreign income taxes	(1,326)	(25,185)	28,429	0	1,918
Total Current Liabilities	18,311	81,074	318,976	0	418,361
Credit Facilities	360,000	0	0	0	360,000
Long-Term Debt, Net	426,354	44,289	189,385	0	660,028
Deferred Income Tax Liabilities	32,959	21,971	183,779	0	238,709
Pension and Post-Retirement Obligations	17,849	38,335	51,693	0	107,877
Other Liabilities	4,003	8,549	7,141	0	19,693
Amounts Due To (From) Subsidiaries	0	0	444,820	(444,820)	0
Shareholders' Equity	1,573,918	1,833,256	1,454,510	(3,287,766)	1,573,918
Total Liabilities and Shareholders' Equity	$ 2,433,394	$ 2,027,474	$ 2,650,304	$ (3,732,586)	$ 3,378,586

Condensed Consolidating Statement of Operations for the fiscal year ended October 28, 2011

In Thousands

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net Sales	$ 0	$ 880,711	$ 840,130	$ (2,856)	$ 1,717,985
Cost of Sales	0	563,033	568,088	(2,856)	1,128,265
	0	317,678	272,042	0	589,720
Expenses					
Selling, general and administrative	0	120,548	183,606	0	304,154
Research, development and engineering	0	39,352	55,153	0	94,505
Gain on settlement of contingency	0	0	0	0	0
Goodwill impairment	0	0	0	0	0
Other (income) expense	0	38	(6,891)	0	(6,853)
Total Expenses	0	159,938	231,868	0	391,806
Operating Earnings from Continuing Operations	0	157,740	40,174	0	197,914
Interest income	(15,461)	(4,702)	(45,411)	63,959	(1,615)
Interest expense	33,270	22,178	48,727	(63,959)	40,216
Loss on extinguishment of debt	831	0	0	0	831
Income (Loss) from Continuing Operations Before Taxes	(18,640)	140,264	36,858	0	158,482
Income Tax Expense (Benefit)	(4,274)	21,322	7,890	0	24,938
Income (Loss) From Continuing Operations Including Noncontrolling Interests	(14,366)	118,942	28,968	0	133,544
Income Attributable to Noncontrolling Interests	0	0	(457)	0	(457)
Income (Loss) From Continuing Operations Attributable to Esterline, Net of Tax	(14,366)	118,942	28,511	0	133,087
Income From Discontinued Operations Attributable to Esterline, Net of Tax	0	(47)	0	0	(47)
Equity in Net Income of Consolidated Subsidiaries	147,406	16,523	13,103	(177,032)	0
Net Earnings (Loss) Attributable to Esterline	$ 133,040	$ 135,418	$ 41,614	$ (177,032)	$ 133,040

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 28, 2011

In Thousands

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash Flows Provided (Used) by Operating Activities					
Net earnings (loss) including noncontrolling interests	$ 133,497	$ 135,418	$ 41,614	$ (177,032)	$ 133,497
Depreciation & amortization	0	35,616	49,042	0	84,658
Deferred income taxes	11,438	707	(24,490)	0	(12,345)
Share-based compensation	0	3,617	4,346	0	7,963
Gain on sale of discontinued operations	0	0	0	0	0
Gain on sale of capital assets	0	(3,605)	(79)	0	(3,684)
Gain on settlement of contingency	0	0	0	0	0
Goodwill impairment	0	0	0	0	0
Working capital changes, net of effect of acquisitions					
Accounts receivable	116	1,768	21,927	0	23,811
Inventories	0	(8,452)	8,467	0	15
Prepaid expenses	(10)	722	(45)	0	667
Other current assets	(140)	(300)	(2,135)	0	(2,575)
Accounts payable	(132)	(2,219)	(591)	0	(2,942)
Accrued liabilities	362	(6,253)	(4,618)	0	(10,509)
Federal & foreign income taxes	11,949	(6,050)	(6,715)	0	(816)
Other liabilities	(16,200)	(3,996)	(2,787)	0	(22,983)
Other, net	8,164	(19,245)	8,753	0	(2,328)
	149,044	127,728	92,689	(177,032)	192,429
Cash Flows Provided (Used) by Investing Activities					
Purchases of capital assets	(328)	(22,724)	(26,455)	0	(49,507)
Escrow deposit	(14,033)	0	0	0	(14,033)
Proceeds from sale of discontinued operations, net	0	0	0	0	0
Proceeds from sale of capital assets	0	6,541	2,912	0	9,453
Acquisitions of businesses, net of cash acquired	0	(106,059)	(708,875)	0	(814,934)
	(14,361)	(122,242)	(732,418)	0	(869,021)

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 28, 2011

In Thousands

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash Flows Provided (Used) by Financing Activities					
Proceeds provided by stock issuance under employee stock plans	13,253	0	0	0	13,253
Excess tax benefits from stock option exercises	1,830	0	0	0	1,830
Proceeds from credit facilities	395,000	0	5,014	0	400,014
Repayment of long-term debt and credit facilities	(155,313)	(321)	(9,282)	0	(164,916)
Proceeds from issuance of long-term debt	0	0	176,875	0	176,875
Proceeds from government assistance	0	0	15,000	0	15,000
Dividends paid to noncontrolling interest	0	0	(238)	0	(238)
Debt and other issuance costs	(3,640)	0	(1,758)	0	(5,398)
Net change in intercompany financing	(541,098)	5,972	358,094	177,032	0
	(289,968)	5,651	543,705	177,032	436,420
Effect of Foreign Exchange Rates on Cash and Cash Equivalents	72	(4)	3,019	0	3,087
Net Increase (Decrease) in Cash and Cash Equivalents	(155,213)	11,133	(93,005)	0	(237,085)
Cash and Cash Equivalents – Beginning of Year	205,050	2,317	214,753	0	422,120
Cash and Cash Equivalents – End of Year	$ 49,837	$ 13,450	$ 121,748	$ 0	$ 185,035

Condensed Consolidating Statement of Operations for the fiscal year ended October 29, 2010

In Thousands	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net Sales	$ 0	$ 788,677	$ 738,811	$ (887)	$ 1,526,601
Cost of Sales	0	520,739	490,538	(887)	1,010,390
	0	267,938	248,273	0	516,211
Expenses					
Selling, general and administrative	0	121,115	137,175	0	258,290
Research, development and engineering	0	29,385	40,368	0	69,753
Gain on settlement of contingency	0	0	0	0	0
Goodwill impairment	0	0	0	0	0
Other (income) expense	0	(12)	4	0	(8)
Total Expenses	0	150,488	177,547	0	328,035
Operating Earnings from Continuing Operations	0	117,450	70,726	0	188,176
Interest income	(15,838)	(2,516)	(38,172)	55,566	(960)
Interest expense	28,948	20,023	39,776	(55,566)	33,181
Loss on extinguishment of debt	1,206	0	0	0	1,206
Income (Loss) from Continuing Operations Before Taxes	(14,316)	99,943	69,122	0	154,749
Income Tax Expense (Benefit)	(3,286)	22,752	5,038	0	24,504
Income (Loss) From Continuing Operations Including Noncontrolling Interests	(11,030)	77,191	64,084	0	130,245
Income Attributable to Noncontrolling Interests	0	0	(206)	0	(206)
Income (Loss) From Continuing Operations Attributable to Esterline, Net of Tax	(11,030)	77,191	63,878	0	130,039
Income From Discontinued Operations Attributable to Esterline, Net of Tax	9,545	2,336	0	0	11,881
Equity in Net Income of Consolidated Subsidiaries	143,405	36,860	3,395	(183,660)	0
Net Earnings (Loss) Attributable to Esterline	$ 141,920	$ 116,387	$ 67,273	$ (183,660)	$ 141,920

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 29, 2010

In Thousands	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash Flows Provided (Used) by Operating Activities					
Net earnings (loss) including noncontrolling interests	$ 141,920	$ 116,387	$ 67,479	$ (183,660)	$ 142,126
Depreciation & amortization	0	32,390	39,727	0	72,117
Deferred income tax	994	27	(11,018)	0	(9,997)
Share-based compensation	0	3,306	3,828	0	7,134
Gain on sale of discontinued operations	(14,625)	0	0	0	(14,625)
Gain on sale of capital assets	0	0	0	0	0
Gain on settlement of contingency	0	0	0	0	0
Goodwill impairment	0	0	0	0	0
Working capital changes, net of effect of acquisitions					
Accounts receivable	(274)	(13,793)	(25,097)	0	(39,164)
Inventories	0	1,483	9,251	0	10,734
Prepaid expenses	(49)	(854)	2,017	0	1,114
Other current assets	0	(1)	2,286	0	2,285
Accounts payable	366	6,043	(5,553)	0	856
Accrued liabilities	5,637	12,968	2,698	0	21,303
Federal & foreign income taxes	(777)	(19,136)	13,306	0	(6,607)
Other liabilities	6,138	(6,550)	(7,159)	0	(7,571)
Other, net	(8,173)	10,872	(2,603)	0	96
	131,157	143,142	89,162	(183,660)	179,801
Cash Flows Provided (Used) by Investing Activities					
Purchases of capital assets	(182)	(18,920)	(26,438)	0	(45,540)
Escrow deposit	0	0	0	0	0
Proceeds from sale of discontinued operations, net of cash	24,994	0	0	0	24,994
Proceeds from sale of capital assets	0	488	107	0	595
Acquisitions of businesses, net of cash acquired	0	(360)	(408)	0	(768)
	24,812	(18,792)	(26,739)	0	(20,719)

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 29, 2010

In Thousands	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash Flows Provided (Used) by Financing Activities					
Proceeds provided by stock issuance under employee stock plans	13,654	0	0	0	13,654
Excess tax benefits from stock option exercises	3,488	0	0	0	3,488
Proceeds from credit facilities	0	0	(4,015)	0	(4,015)
Repayment of long-term debt and credit facilities	(182,029)	(385)	(668)	0	(183,082)
Proceeds from issuance of long-term debt	250,000	0	0	0	250,000
Proceeds from government assistance	0	0	9,168	0	9,168
Dividends paid to noncontrolling interest	0	0	(234)	0	(234)
Debt and other issuance costs	(4,719)	0	0	0	(4,719)
Net change in intercompany financing	(79,220)	(126,284)	21,844	183,660	0
	1,174	(126,669)	26,095	183,660	84,260
Effect of Foreign Exchange Rates on Cash and Cash Equivalents	0	15	1,969	0	1,984
Net Increase (Decrease) in Cash and Cash Equivalents	157,143	(2,304)	90,487	0	245,326
Cash and Cash Equivalents – Beginning of Year	47,907	4,621	124,266	0	176,794
Cash and Cash Equivalents – End of Year	$ 205,050	$ 2,317	$ 214,753	$ 0	$ 422,120

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Esterline Technologies Corporation

We have audited the accompanying consolidated balance sheets of Esterline Technologies Corporation as of October 26, 2012 and October 28, 2011, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), noncontrolling interests and cash flows for each of the three years in the period ended October 26, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Esterline Technologies Corporation at October 26, 2012 and October 28, 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 26, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 10 to the financial statements, in 2010 the Company changed its method of accounting for business combination transactions upon the adoption of Financial Accounting Standards Board ASC Topic 805.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Esterline Technologies Corporation's internal control over financial reporting as of October 26, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 21, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Seattle, Washington
December 21, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Esterline Technologies Corporation

We have audited Esterline Technologies Corporation's internal control over financial reporting as of October 26, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Esterline Technologies Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Esterline Technologies Corporation maintained, in all material respects, effective internal control over financial reporting as of October 26, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balances sheets of Esterline Technologies Corporation as of October 26, 2012 and October 28, 2011, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), noncontrolling interests and cash flows for each of the three years in the period ended October 26, 2012 of Esterline Technologies Corporation and our report dated December 21, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Seattle, Washington
December 21, 2012

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

Our principal executive and financial officers evaluated our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of October 26, 2012. Based upon that evaluation, they concluded as of October 26, 2012, that our disclosure controls and procedures were effective to ensure that information we are required to disclose in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within time periods specified in Securities and Exchange Commission rules and forms. In addition, our principal executive and financial officers concluded as of October 26, 2012, that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control system over financial reporting is designed by, or under the supervision of, our chief executive officer and chief financial officer, and is effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the assets of the company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles and that transactions are made only in accordance with the authorization of our management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in condition, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of Esterline's internal control over financial reporting as of October 26, 2012. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on management's assessment and those criteria, our management concluded that our internal control over financial reporting was effective as of October 26, 2012.

Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on the effectiveness of internal control over financial reporting. This report appears on page 88.

/s/ R. Bradley Lawrence
R. Bradley Lawrence
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

/s/ Robert D. George
Robert D. George
Chief Financial Officer, Vice President, and
Corporate Development
(Principal Financial Officer)

/s/ Gary J. Posner
Gary J. Posner
Corporate Controller and Chief Accounting Officer
(Principal Accounting Officer)

Changes in Internal Control Over Financial Reporting

During the three months ended October 26, 2012, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

We hereby incorporate by reference the information set forth under "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Code of Ethics," "Other Information as to Directors – Board and Board Committees," and "Other Information as to Directors – Director Nominations and Qualifications" in the definitive form of the Company's Proxy Statement, relating to its Annual Meeting of Shareholders to be held on March 6, 2013.

Information regarding our executive officers required by this item appears in Item 1 of this report under "Executive Officers of the Registrant."

Item 11. Executive Compensation

We hereby incorporate by reference the information set forth under "Other Information as to Directors – Director Compensation," "Executive Compensation – Compensation Discussion and Analysis," "Compensation Committee Report" and "Compensation Committee Interlocks and Insider Participation" in the definitive form of the Company's Proxy Statement, relating to its Annual Meeting of Shareholders to be held on March 6, 2013.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

We hereby incorporate by reference the information set forth under "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the definitive form of the Company's Proxy Statement, relating to its Annual Meeting of Shareholders to be held on March 6, 2013.

Item 13. Certain Relationships and Related Transactions, and Director Independence

We hereby incorporate by reference the information set forth under "Certain Relationships and Related Transactions" and "Other Information as to Directors – Board and Board Committees" in the definitive form of the Company's Proxy Statement, relating to its Annual Meeting of Shareholders to be held on March 6, 2013.

Item 14. Independent Registered Public Accounting Firm Fees and Services

We hereby incorporate by reference the information set forth under "Independent Registered Public Accounting Firm's Fees" in the definitive form of the Company's Proxy Statement relating to the Annual Meeting of Shareholders to be held on March 6, 2013.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Financial Statements.

Our Consolidated Financial Statements are as set forth under Item 8 of this report on Form 10-K.

(a)(2) Financial Statement Schedules.

The following consolidated financial statement schedule of the Company is included as follows:

ESTERLINE TECHNOLOGIES CORPORATION AND SUBSIDIARIES
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
(In Thousands)

Reserve for Doubtful Accounts Receivable	Balance at Beginning of Year	Charged to Costs & Expenses	Other[1]	Deductions[2]	Balance at End of Year
Fiscal Years					
2012	$ 7,063	$ 4,343	$ 0	$ (2,377)	$ 9,029
2011	$ 4,865	$ 1,407	$ 1,081	$ (290)	$ 7,063
2010	$ 5,297	$ 644	$ 0	$ (1,076)	$ 4,865

[1] Acquisition-related addition.

[2] Uncollectible accounts written off, net of recoveries.

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

(a)(3) Exhibits.

See Exhibit Index on pages 95-99.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESTERLINE TECHNOLOGIES CORPORATION
(Registrant)

By /s/ Robert D. George
Robert D. George
Chief Financial Officer,
Vice President, and
Corporate Development
(Principal Financial Officer)

Dated: December 21, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ R. Bradley Lawrence (R. Bradley Lawrence)	Chairman, President and Chief Executive Officer (Principal Executive Officer)	December 21, 2012 Date
/s/ Robert D. George (Robert D. George)	Chief Financial Officer, Vice President and Corporate Development (Principal Financial Officer)	December 21, 2012 Date
/s/ Gary J. Posner (Gary J. Posner)	Corporate Controller and Chief Accounting Officer (Principal Accounting Officer)	December 21, 2012 Date
/s/ Robert W. Cremin (Robert W. Cremin)	Director	December 21, 2012 Date
/s/ Delores M. Etter (Delores M. Etter)	Director	December 21, 2012 Date
/s/ Anthony P. Franceschini (Anthony P. Franceschini)	Director	December 21, 2012 Date
/s/ Paul V. Haack (Paul V. Haack)	Director	December 21, 2012 Date
/s/ Mary L. Howell (Mary L. Howell)	Director	December 21, 2012 Date

/s/ Scott E. Kuechle (Scott E. Kuechle)	Director	December 21, 2012 Date
/s/ Jerry D. Leitman (Jerry D. Leitman)	Director	December 21, 2012 Date
/s/ James J. Morris (James J. Morris)	Director	December 21, 2012 Date
/s/ Gary E. Pruitt (Gary E. Pruitt)	Director	December 21, 2012 Date
/s/ H. Jay Winship (H. Jay Winship)	Director	December 21, 2012 Date

Exhibit Number	Exhibit Index
3.1	Restated Certificate of Incorporation for Esterline Technologies Corporation, dated June 6, 2002. (Incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 26, 2002 [Commission File Number 1-6357], with Form of Certificate of Designation, dated December 11, 2002.) (Incorporated by reference to Exhibit 4.1 to Esterline's Registration of Securities on Form 8-A filed December 12, 2002 [Commission File Number 1-6357].)
3.2	Amended and Restated By-laws of the Company, effective December 13, 2012. (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on December 18, 2012 [Commission File Number 1-6357].)
4.1	Indenture relating to Esterline Technologies Corporation's 6.625% Senior Notes due 2017, dated as of March 1, 2007. (Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on March 7, 2007 [Commission File Number 1-6357].)
4.2	Supplemental Indenture, relating to Esterline Technologies Corporation's 6.625% Senior Notes due 2017, dated as of July 26, 2007. (Incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-4/A filed on August 6, 2007 [Commission File Number 333-144161].)
4.3	Indenture relating to Esterline Technologies Corporation's 7% Senior Notes due 2020, dated as of August 2, 2010. (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on August 2, 2010 [Commission File Number 1-6357].)
4.4	Supplemental Indenture, relating to Esterline Technologies Corporation's 7% Senior Notes due 2020, dated as of August 2, 2010. (Incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on August 2, 2010 [Commission File Number 1-6357].)
10.1	Third Amendment to Credit Agreement, dated as of July 20, 2011, among Esterline Technologies Corporation, the Guarantors, Wells Fargo Bank, National Association, as Administrative Agent, and the lenders and other parties thereto. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed July 26, 2011 [Commission File Number 1-6357].)
10.2*	Summary of Non-Employee Director Compensation for Services on the Board of Directors of Esterline Technologies Corporation. (Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 29, 2010 [Commission File Number 1-6357].)
10.3*	Esterline Technologies Corporation Supplemental Retirement Income Plan. (Incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the year ended October 27, 2006 [Commission File Number 1-6357].)
10.4*	Esterline Technologies Corporation Long-Term Incentive Plan. (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 27, 2012 [Commission File Number 1-6357].)
10.5*	Esterline Technologies Corporation Fiscal Year 2012 Annual Incentive Compensation Plan. (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 27, 2012 [Commission File Number 1-6357].)
10.6*	Esterline Technologies Supplemental Executive Retirement and Deferred Compensation Plan. (Incorporated by reference to Exhibit 10.43 to the Company's Annual Report on Form 10-K for the year ended October 27, 2006 [Commission File Number 1-6357].)
10.7*	Esterline Technologies Corporation 2002 Employee Stock Purchase Plan, as amended on March 3, 2010. (Incorporated by reference to Annex B of the Registrant's Definitive Proxy Statement on Schedule 14A, filed on January 22, 2010 [Commission File Number 1-6357].)

Exhibit Number	Exhibit Index
10.8*	Esterline Technologies Corporation 2004 Equity Incentive Plan, as amended on March 3, 2010. (Incorporated by reference to Annex A of the Registrant's Definitive Proxy Statement on Schedule 14A, filed on January 22, 2010 [Commission File Number 1-6357].)
10.9*	Esterline Technologies Corporation Amended and Restated 1997 Stock Option Plan. (Incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 filed March 14, 2003 [Commission File Number 333-103846].)
10.10*	Form of Stock Option Agreement. (Incorporated by reference to Exhibit 10.36a to the Company's Quarterly Report on Form 10-Q for the quarter ended January 28, 2005 [Commission File Number 1-6357].)
10.11*	Executive Officer Termination Protection Agreement. (Incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K for the year ended October 28, 2005 [Commission File Number 1-6357].)
10.12*	Offer Letter from Esterline Technologies Corporation to Frank Houston dated March 4, 2005. (Incorporated by reference to Exhibit 10.19e to the Company's Current Report on Form 8-K dated March 29, 2005 [Commission File Number 1-6357].)
10.13*	Offer Letter from Esterline Technologies Corporation to Brad Lawrence dated December 11, 2006. (Incorporated by reference to Exhibit 10.19f to the Company's Current Report on Form 8-K dated January 23, 2007 [Commission File Number 1-6357].)
10.14*	Offer Memo from Esterline Technologies Corporation to Alain Durand dated June 14, 2011. (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated March 2, 2012 [Commission File Number 1-6357].)
10.15	Letter Agreement, dated December 13, 2012, among Esterline Technologies Corporation, Relational Investors, LLC and the other parties named in the Letter Agreement. (Incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated December 18, 2012 [Commission File Number 1-6357].)
10.16	Real Property Lease and Sublease, dated June 28, 1996, between 810 Dexter L.L.C. and Korry Electronics Co. (Incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended October 28, 2005 [Commission File Number 1-6357].)
10.17	Industrial Lease dated July 17, 1984, between 901 Dexter Associates and Korry Electronics Co., First Amendment to Lease dated May 10, 1985, Second Amendment to Lease dated June 20, 1986, Third Amendment to Lease dated September 1, 1987, and Notification of Option Exercise dated January 7, 1991, relating to the manufacturing facility of Korry Electronics at 901 Dexter Avenue N., Seattle, Washington. (Incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended October 28, 2005 [Commission File Number 1-6357].)
10.18	Fourth Amendment dated July 27, 1994, to Industrial Lease dated July 17, 1984 between Houg Family Partnership, as successor to 901 Dexter Associates, and Korry Electronics Co. (Incorporated by reference to Exhibit 10.4a to the Company's Annual Report on Form 10-K for the year ended October 28, 2005 [Commission File Number 1-6357].)
10.19	Industrial Lease dated July 17, 1984, between 801 Dexter Associates and Korry Electronics Co., First Amendment to Lease dated May 10, 1985, Second Amendment to Lease dated June 20, 1986, Third Amendment to Lease dated September 1, 1987, and Notification of Option Exercise dated January 7, 1991, relating to the manufacturing facility of Korry Electronics at 801 Dexter Avenue N., Seattle, Washington. (Incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ended October 28, 2005 [Commission File Number 1-6357].)

Exhibit Number	Exhibit Index
10.20	Fourth Amendment dated March 28, 1994, to Industrial Lease dated July 17, 1984, between Michael Maloney and the Bancroft & Maloney general partnership, as successor to 801 Dexter Associates, and Korry Electronics Co. (Incorporated by reference to Exhibit 10.5a to the Company's Annual Report on Form 10-K for the year ended October 28, 2005 [Commission File Number 1-6357].)
10.21	Property lease between Slibail Immobilier and Norbail Immobilier and Auxitrol S.A., dated April 29, 1997, relating to the manufacturing facility of Auxitrol at 5, allée Charles Pathé, 18941 Bourges Cedex 9, France, effective on the construction completed date (December 5, 1997). (Incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended October 28, 2005 [Commission File Number 1-6357].)
10.22	Industrial and Build-to-Suit Purchase and Sale Agreement between The Newhall Land and Farming Company, Esterline Technologies Corporation and TA Mfg. Co., dated February 13, 1997 including Amendments, relating to premises located at 28065 West Franklin Parkway, Valencia, CA. (Incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the year ended October 28, 2005 [Commission File Number 1-6357].)
10.23	Lease Agreement, dated as of February 27, 1998, between Glacier Partners and Advanced Input Devices, Inc., as amended by Lease Amendment #1, dated February 27, 1998. (Incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the year ended October 27, 2000 [Commission File Number 1-6357].)
10.24	Lease Amendment #2 between Glacier Partners and Advanced Input Devices, Inc., dated July 2, 2002, and Lease Amendment #3 between Glacier Partners and Advanced Input Devices, Inc., dated September 18, 2009. (Incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended October 30, 2009 [Commission File Number 1-6357].)
10.25	Lease Agreement, dated as of August 6, 2003, by and between the Prudential Insurance Company of America and Mason Electric Co., relating to premises located at Sylmar, California. (Incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K for the year ended October 31, 2003 [Commission File Number 1-6357].)
10.26	Occupation Lease of Buildings known as Phases 3 and 4 on the Solartron Site at Victoria Road, Farnborough, Hampshire between J Sainsbury Developments Limited and Weston Aerospace Limited, dated July 21, 2000. (Incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-K for the year ended October 31, 2003 [Commission File Number 1-6357].)
10.27	Lease Agreement dated as of March 19, 1969, as amended, between Leach Corporation and Gin Gor Ju, Trustee of Ju Family Trust, relating to premises located in Orange County. (Incorporated by reference to Exhibit 10.37 to the Company's Annual Report on Form 10-K for the year ended October 29, 2004 [Commission File Number 1-6357].)
10.28	Lease Agreement, dated November 29, 2005 between Lordbay Investments Limited, Darchem Engineering Limited and Darchem Holdings Limited relating to premises located at Units 4 and 5 Eastbrook Road, London Borough of Gloucestershire Gloucester. (Incorporated by reference to Exhibit 10.38 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 28, 2006 [Commission File Number 1-6357].)
10.29	Amendment No. 1 dated as of November 23, 2005 to Lease Agreement dated as of March 1, 1994 between Highland Industrial Park, Inc. and Armtec Countermeasures Company. (Incorporated by reference to Exhibit 10.41 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 28, 2006 [Commission File Number 1-6357].)

Exhibit Number	Exhibit Index
10.30	Lease Agreement dated November 4, 2002, between American Ordnance LLC and FR Countermeasures, relating to premises located at 25A Ledbetter Gate Road, Milan, Tennessee. (Incorporated by reference to Exhibit 10.44 to the Company's Annual Report on Form 10-K for the year ended October 27, 2006 [Commission File Number 1-6357].)
10.31	Lease Agreement between Capstone PF LLC and Korry Electronics Co. dated as of March 26, 2008. (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 2, 2008 [Commission File Number 1-6357].)
10.32	Exhibit C to Lease Agreement between Capstone PF LLC and Korry Electronics Co. dated as of March 26, 2008. (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 1, 2008 [Commission File Number 1-6357].)
10.33	First Amendment to Building Lease and Sublease, dated June 25, 2008, between Capstone PF LLC and Korry Electronics Co. (Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 1, 2008 [Commission File Number 1-6357].)
10.34	Second Amendment to Building Lease and Sublease, dated July 30, 2008, between Capstone PF LLC and Korry Electronics Co. (Incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 1, 2008 [Commission File Number 1-6357].)
10.35	Subordination, Nondisturbance and Attornment Agreement and Estoppel Certificate, dated July 30, 2008, between Keybank National Association and Korry Electronics Co. (Incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 1, 2008 [Commission File Number 1-6357].)
10.36	Lease Extension Agreement between Weir Redevelopment Company and Kirkhill TA dated October 30, 2009. (Incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 29, 2010 [Commission File Number 1-6357].)
10.37	First and Second Amendment to Office Lease Agreement between City Center Bellevue Property LLC, a Delaware limited partnership, and Esterline Technologies Corporation, a Delaware corporation, dated April 14, 2011, and May 4, 2011. (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 29, 2011 [Commission File Number 1-6357].)
10.38	Agreement of purchase and sale and joint escrow instruction between Kirkhill-TA Co., a California corporation, and Absolute Screen Print, Inc., a California corporation, dated August 11, 2011. (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 29, 2011 [Commission File Number 1-6357].)
10.39	Agreement for the sale and purchase of the entire issued share capital of Muirhead Aerospace Limited between Esterline Technologies Limited, Esterline Technologies Corporation, EMA Holding UK Limited, and Ametek, Inc. dated November 3, 2008. (Incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K for the year ended October 28, 2011 [Commission File Number 1-6357].)
10.40	Stock Purchase Agreement between NMC Group, Inc. and Esterline Technologies Corporation dated November 17, 2008. (Incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K for the year ended October 29, 2010 [Commission File Number 1-6357].)
10.41	Share Sale and Purchase Agreement Relating to Racal Acoustics Global Limited dated December 21, 2008. (Incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 30, 2009 [Commission File Number 1-6357].)

Exhibit Number	Exhibit Index
10.42	Stock Purchase Agreement by and between Measurement Specialties, Inc., Pressure Systems, Inc. and Esterline Technologies Corporation dated September 8, 2010, relating to the sale of all issued and outstanding shares of Pressure Systems, Inc. (Incorporated by reference to Exhibit 10.37 to the Company's Annual Report on Form 10-K for the year ended October 29, 2010 [Commission File Number 1-6357].)
10.43	Stock Purchase Agreement By and Among Eclipse Electronic Systems, Inc., Its Shareholders, and Esterline Technologies Corporation dated as of December 28, 2010. (Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 28, 2011 [Commission File Number 1-6357].)
10.44	Share Purchase Agreement between FCPR Sagard, FCPR Sagard Connecteurs, Individuals, The Mezzanine Sellers as Sellers and Esterline Technologies Corporation as Buyer, dated May 23, 2011. (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 29, 2011 [Commission File Number 1-6357].)
11.1	Schedule setting forth computation of earnings per share for the five fiscal years ended October 26, 2012.
12.1	Statement of Computation of Ratio of Earnings to Fixed Charges.
21.1	List of subsidiaries.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer.
31.2	Certification of Chief Financial Officer.
32.1	Certification (of R. Bradley Lawrence) pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification (of Robert D. George) pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

---

* Indicates management contract or compensatory plan or arrangement.

Exhibit 11.1

ESTERLINE TECHNOLOGIES CORPORATION
(In thousands, except per share amounts)

	2012	2011	2010	2009	2008
Computation of Earnings Per Share – Basic					
Income From Continuing Operations Attributable to Esterline, Net of Tax	$ 112,535	$ 133,087	$ 130,039	$ 105,568	$ 111,258
Income (Loss) From Discontinued Operations Attributable to Esterline, Net of Tax	0	(47)	11,881	14,230	9,275
Net Earnings Attributable to Esterline	$ 112,535	$ 133,040	$ 141,920	$ 119,798	$ 120,533
Weighted Average Number of Shares Outstanding – Basic	30,749	30,509	29,973	29,717	29,507
Earnings Per Share Attributable to Esterline – Basic:					
Continuing operations	$ 3.66	$ 4.36	$ 4.34	$ 3.55	$ 3.77
Discontinued operations	.00	.00	.39	.48	.31
Earnings Per Share Attributable to Esterline – Basic	$ 3.66	$ 4.36	$ 4.73	$ 4.03	$ 4.08
Computation of Earnings Per Share – Diluted					
Income From Continuing Operations Attributable to Esterline, Net of Tax	$ 112,535	$ 133,087	$ 130,039	$ 105,568	$ 111,258
Income (Loss) From Discontinued Operations Attributable to Esterline, Net of Tax	0	(47)	11,881	14,230	9,275
Net Earnings Attributable to Esterline	$ 112,535	$ 133,040	$ 141,920	$ 119,798	$ 120,533
Weighted Average Number of Shares Outstanding	30,749	30,509	29,973	29,717	29,507
Net Shares Assumed to be Issued for Stock Options	533	645	504	234	401
Weighted Average Number of Shares and Equivalent Shares Outstanding – Diluted	31,282	31,154	30,477	29,951	29,908
Earnings Per Share Attributable to Esterline – Diluted:					
Continuing operations	$ 3.60	$ 4.27	$ 4.27	$ 3.52	$ 3.72
Discontinued operations	.00	.00	.39	.48	.31
Earnings Per Share Attributable to Esterline – Diluted	$ 3.60	$ 4.27	$ 4.66	$ 4.00	$ 4.03

Exhibit 12.1

ESTERLINE TECHNOLOGIES CORPORATION
(In thousands)

Statement of Computation of Ratio of Earnings to Fixed Charges

	2012	2011	2010	2009	2008
Income from continuing operations before income taxes	$ 143,533	$ 158,482	$ 154,749	$ 118,334	$ 136,929
Fixed charges [1]					
Interest expense	46,238	40,216	33,181	28,689	29,922
Interest included in rental expense	5,958	5,166	4,611	5,299	5,193
Total Fixed Charges	$ 52,196	$ 45,382	$ 37,792	$ 33,988	$ 35,115
Earnings [2]	$ 195,729	$ 203,864	$ 192,541	$ 152,322	$ 172,044
Ratio of earnings available to cover fixed charges	3.7	4.5	5.1	4.5	4.9

[1] Fixed charges consist of interest on indebtedness and amortization of debt issuance cost plus that portion of lease rental expense representative of the interest factor.

[2] Earnings consist of income from continuing operations before income taxes plus fixed charges.

Exhibit 21.1

SUBSIDIARIES

The subsidiaries of the Company as of October 26, 2012, are as follows:

Name of Subsidiary	Jurisdiction of Incorporation
Advanced Input Devices, Inc.	Delaware
Esterline Input Devices (Shanghai) Ltd.	China
LRE Medical GmbH	Germany
Memtron Technologies Co.	Delaware
Armtec Defense Products Co.	Delaware
Armtec Countermeasures Co.	Delaware
Armtec Countermeasures TNO Co.	Delaware
Wallop Defence Systems	England
Auxitrol S.A.	France
Esterline Sensors Services Americas, Inc.	Delaware
Norwich Aero Products Ltd.	New York
Weston Aerospace Ltd.	England
CMC Electronics Incorporated	Canada
CMC Electronics Aurora LLC	Delaware
Eclipse Electronic Systems, Inc.	Texas
Hytek Finishes Co.	Delaware
Kirkhill – TA Co.	California
Darchem Engineering Ltd.	Scotland
NMC Group, Inc.	California
Korry Electronics Co.	Delaware
AVISTA Incorporated	Wisconsin
BVR Technologies Co.	Delaware
Mason Electric Co.	Delaware
Leach International Corporation	Delaware
Leach International Europe S.A.	France
Leach International Asia Pacific Ltd.	Hong Kong
Palomar Products, Inc.	Delaware
Racal Acoustics Ltd.	England
Racal Acoustics Inc.	Delaware
Souriau S.A.S.	France
Pacific Aerospace & Electronics Inc.	Washington
Souriau USA Inc.	Delaware
Technocontact S.A.	France
Souriau Japan K.K.	Japan

The above list excludes certain subsidiaries that, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of October 26, 2012.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-8 No. 333-43843) pertaining to the Esterline Technologies Corporation 1997 Stock Option Plan;

(2) Registration Statement (Form S-8 No. 333-62650) pertaining to the Esterline Technologies Corporation Amended and Restated 1997 Stock Option Plan;

(3) Registration Statement (Form S-8 No. 333-103846) pertaining to the Esterline Technologies Corporation Amended and Restated 1997 Stock Option Plan;

(4) Registration Statement (Form S-8 No. 333-113475) pertaining to the Esterline Technologies Corporation 2004 Equity Incentive Plan;

(5) Registration Statement (Form S-8 No. 333-151823) pertaining to the Esterline Technologies Corporation 2004 Equity Incentive Plan and the Esterline Technologies Corporation 2002 Employee Stock Purchase Plan;

(6) Registration Statement (Form S-8 No. 333-165613) pertaining to the Esterline Technologies Corporation Amended and Restated 2004 Equity Incentive Plan and Amended and Restated 2002 Employee Stock Purchase Plan;

of our reports dated December 21, 2012, with respect to the consolidated financial statements and schedule of Esterline Technologies Corporation, and the effectiveness of internal control over financial reporting of Esterline Technologies Corporation, included in this Annual Report (Form 10-K), for the year ended October 26, 2012.

/s/ Ernst & Young LLP

Seattle, Washington
December 21, 2012

Exhibit 31.1

CERTIFICATIONS

I, R. Bradley Lawrence, certify that:

1. I have reviewed this annual report on Form 10-K of Esterline Technologies Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: December 21, 2012

By: /s/ R. Bradley Lawrence
R. Bradley Lawrence
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

CERTIFICATIONS

I, Robert D. George, certify that:

1. I have reviewed this annual report on Form 10-K of Esterline Technologies Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: December 21, 2012

By: /s/ Robert D. George

Robert D. George
Chief Financial Officer, Vice President, and
Corporate Development
(Principal Financial Officer)

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Esterline Technologies Corporation (the "***Company***") on Form 10-K for the fiscal year ended October 26, 2012 as filed with the Securities and Exchange Commission on the date hereof (the ***"Form 10-K"***), I, R. Bradley Lawrence, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: December 21, 2012

By: /s/ R. Bradley Lawrence
R. Bradley Lawrence
Chairman, President and Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Esterline Technologies Corporation (the "***Company***") on Form 10-K for the fiscal year ended October 26, 2012 as filed with the Securities and Exchange Commission on the date hereof (the ***"the Form 10-K"***), I, Robert D. George, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: December 21, 2012

By: /s/ Robert D. George
Robert D. George
Chief Financial Officer, Vice President, and
Corporate Development

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ESTERLINE

PROXY

2013

CONTENTS

PROXY

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

ESTERLINE TECHNOLOGIES CORPORATION

500 108th Avenue NE
Bellevue, Washington 98004

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held March 6, 2013

To the Shareholders of Esterline Technologies Corporation:

NOTICE IS HEREBY GIVEN that the 2013 annual meeting of shareholders for ESTERLINE TECHNOLOGIES CORPORATION, a Delaware corporation (the "Company"), will be held on Wednesday, March 6, 2013, at 10:30 a.m. (local time), at the Seattle offices of Perkins Coie LLP, 1201 Third Avenue, Suite 4900, Seattle, Washington, for the following purposes:

(1) to elect as directors of the Company the three nominees named in the attached proxy statement;

(2) to consider and approve the Company's 2013 Equity Incentive Plan;

(3) to approve, on an advisory basis, the compensation of the Company's named executive officers for the fiscal year ended October 26, 2012;

(4) to ratify the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending October 25, 2013; and

(5) to transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The Board of Directors has fixed the close of business on January 8, 2013, as the record date for determination of shareholders entitled to notice of and to vote at the meeting or any adjournment or postponement thereof. Members of the Company's management will not make any formal presentations as part of the annual meeting, but will be available to address questions from shareholders, as appropriate.

The Company's Annual Report for fiscal year 2012 is provided for your convenience.

By order of the Board of Directors



AMY L. WATSON
Associate General Counsel and
Corporate Secretary

January 25, 2013

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS
To Be Held March 6, 2013

This proxy statement, which is first being provided to shareholders on or about January 25, 2013, has been prepared in connection with the solicitation by the Board of Directors of Esterline Technologies Corporation (the "Company") of proxies in the accompanying form to be voted at the 2013 annual meeting of shareholders of the Company to be held on Wednesday, March 6, 2013, at 10:30 a.m. (local time), at the Seattle offices of Perkins Coie LLP, 1201 Third Avenue, Suite 4900, Seattle, Washington 98101, and at any adjournment or postponement thereof. The Company's principal executive office is at 500 108th Avenue NE, Suite 1500, Bellevue, Washington 98004.

Shareholders are being asked to vote on four proposals at the 2013 annual meeting:

(1) to elect as directors of the Company three nominees, Paul V. Haack, Scott E. Kuechle and R. Bradley Lawrence;

(2) to consider and approve the Company's 2013 Equity Incentive Plan;

(3) to approve, on an advisory basis, the compensation of the Company's named executive officers for the fiscal year ended October 26, 2012; and

(4) to ratify the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending October 25, 2013.

In addition, you may be asked to consider any other business properly presented at the 2013 annual meeting and any adjournment or postponement of the annual meeting. Members of the Company's management will not make any formal presentations as part of the 2013 annual meeting, but will be available to address questions from shareholders, as appropriate.

The cost of this solicitation will be borne by the Company. In addition to solicitation by mail, officers and employees of the Company may, without additional compensation, solicit the return of proxies by telephone, telegram, messenger, facsimile transmission or personal interview. Arrangements may also be made with brokerage houses and other custodians, nominees and fiduciaries to send proxies and proxy material to their principals and the Company may reimburse such persons for their expenses in so doing. The Company has retained MacKenzie Partners, Inc. to provide proxy solicitation services for a fee of $9,000, plus reimbursement of its out-of-pocket expenses.

Registered shareholders can vote in person, by Internet, by telephone or by mail, as described below. If you are a beneficial shareholder, please refer to the information forwarded by your broker, bank or other holder of record to see what options are available to you. Registered shareholders may cast their vote by:

(1) Attending and voting in person at the annual meeting;

(2) Accessing the Internet website specified in the Notice of Internet Availability and following the instructions provided on the website (or if printed copies of the proxy materials were requested, as specified in the printed proxy card);

(3) Calling the telephone number specified in the Notice of Internet Availability and voting by following the instructions provided on the phone line (or if copies of the proxy materials were requested, as specified in the printed proxy card); or

(4) Requesting a printed proxy card and completing, signing, dating and promptly mailing the proxy card in the envelope provided.

Any proxy given pursuant to the solicitation may be revoked at any time prior to being voted. A proxy may be revoked by the record holder or other person entitled to vote (a) by attending the meeting in person and voting the shares, (b) by executing another proxy dated as of a later date or (c) by notifying the Secretary of the Company in writing, at the Company's address set forth on the notice of the meeting, provided that such notice is received by the Secretary prior to the meeting date. All shares represented by valid proxies will be voted at the meeting. Proxies will be voted in accordance with the specification made therein or, in the absence of specification, in accordance with the provisions of the proxy.

The Board of Directors has fixed the close of business on January 8, 2013, as the record date for determining the holders of common stock of the Company (the "Common Stock") entitled to notice of and to vote at the annual meeting. The Common Stock is listed for trading on the New York Stock Exchange. At the close of business on the record date there were outstanding and entitled to vote 30,930,212 shares of Common Stock, which are entitled to one vote per share on all matters which properly come before the annual meeting.

The presence in person or by proxy of the holders of a majority of the outstanding shares of Common Stock entitled to vote is required to constitute a quorum for the transaction of business at the meeting. The inspector of elections, who determines whether or not a quorum is present at the annual meeting, will count abstentions and broker non-votes, which are discussed further below, as shares of Common Stock that are present and entitled to vote for purposes of determining the presence of a quorum. There must be a quorum for the meeting to be held. The Company has appointed Computershare Shareowner Services LLC as the inspector of elections for the annual meeting. Votes cast by proxy or in person at the annual meeting will be tabulated by the inspector of elections appointed for the annual meeting.

For Proposal One regarding the election of directors, each nominee must receive an affirmative vote of a majority of votes cast, either in person or represented by proxy at the meeting, to be elected to the Board of Directors. Shareholders are not entitled to cumulate votes in electing directors. For Proposal Two regarding the approval of the Company's 2013 Equity Incentive Plan, the affirmative vote of a majority of the votes case will be required for approval of the proposal, provided that the total votes cast represent over 50% in interest of all shares entitled to vote on the proposal. For Proposal Three regarding the advisory vote on the executive compensation of the Company's named executive officers, the affirmative vote of a majority of the votes cast will be required for approval of the proposal. For Proposal Four, an affirmative vote of a majority of votes cast will be required to approve the ratification of selection of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal year 2013. The votes on Proposal Three (regarding executive compensation) and Proposal Four (regarding the ratification of our independent auditors) are advisory in nature and are nonbinding.

Abstentions and broker non-votes will not be considered votes cast with respect to Proposals One, Three and Four and as a result, they will have no effect on the vote relating to those proposals. Abstentions on Proposal Two regarding approval of the Company's 2013 Equity Incentive Plan will have an effect of votes against the proposal. Broker non-votes on Proposal Two will not be considered votes cast and, as a result, will have no effect on the vote relating to Proposal Two. Broker non-votes occur when a person holding shares through a bank or brokerage account does not provide instructions as to how his or her shares should be voted and the broker does not exercise discretion to vote those shares on a particular matter. Brokers may not exercise discretion to vote shares as to non-routine matters, such as the election of directors, the approval of equity plans, or the advisory votes on executive compensation. Brokers may exercise discretion to vote shares as to which instructions are not given with respect to routine matters, such as the ratification of the selection of Ernst & Young LLP as the Company's independent registered public accounting firm.

PROPOSAL ONE: ELECTION OF DIRECTORS

The Company's Amended and Restated Bylaws provide for a board of directors that consists of not less than seven (7) or more than twelve (12) members, as may be fixed from time to time by the Board of Directors.

The Company's Restated Certificate of Incorporation provides that the directors will be divided into three classes, with the classes serving for staggered, three-year terms such that approximately one-third of the directors are elected each year.

In December 2012, the Board of Directors increased the authorized number of directors of the Board to eleven, elected Mr. Scott E. Kuechle and Mr. Henry W. Winship IV to fill the vacancies created by the expansion and, in accordance with the Company's Restated Certificate of Incorporation, classified Mr. Kuechle into the class of directors whose term expires at the 2013 annual meeting and Mr. Winship into the class of directors whose term expires at the 2014 annual meeting.

Mandatory Retirement

The Company's Corporate Governance Guidelines require directors to tender their resignation prior to the annual meeting of shareholders following their 72nd birthday. In accordance with this policy, Mr. Robert W. Cremin will retire as a director at the conclusion of the 2013 annual meeting. In light of the retirement of Mr. Cremin, by resolution of the Board of Directors effective at the end of the 2013 annual meeting, the number of authorized members of the Board of Directors will be reduced to ten.

Majority Voting in Director Elections

Pursuant to the Company's Amended and Restated Bylaws, a director nominee is elected to the Board if the votes cast for the nominee exceed the votes cast against the nominee. Abstentions will have no effect on the election of directors since only votes "For" or "Against" a nominee will be counted.

Under the Company's Corporate Governance Guidelines, the Board will nominate only those persons who tender, in advance, irrevocable resignations, which are effective upon a director's failure to receive the required vote at any annual meeting at which they are nominated for re-election and Board acceptance of the resignation. The Board will act on the resignation, taking into account the recommendation of the Nominating & Corporate Governance Committee, and publicly disclose its decision within 90 days from the date of the certification of the election results. Any director who tenders such a resignation in accordance with the Corporate Governance Guidelines will not participate in the Nominating & Corporate Governance Committee recommendation or Board decision on the resignation. If the Board does not accept the resignation, the director will continue to serve until the next annual meeting and until his or her successor is duly elected, or until his or her earlier resignation or removal. If the Board accepts the resignation, then the Board, in its sole discretion, may fill any resulting vacancy or may decrease the size of the Board as provided for and in accordance with the Bylaws.

The Board of Directors recommends a vote FOR its director nominees named below.

Information as to each nominee and each director whose term will continue after the 2013 annual meeting is provided below. Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy to vote shares represented by properly executed proxies FOR the election of the nominees named below. The Board of Directors knows of no reason why any of its nominees will be unable or unwilling to serve. If any nominee becomes unavailable to serve, the Board of Directors intends for the persons named as proxies to vote for the election of such other persons, if any, as the Board of Directors may recommend.

Nominees to the class of directors whose term will expire at the 2016 annual meeting:

Paul V. Haack

Senior Partner (Retired), Deloitte & Touche LLP. Age 62.
Prior to 2006, Mr. Haack was a Senior Partner with Deloitte & Touche LLP (a public accounting firm) in their Chicago office, primarily serving companies in the aerospace and defense industry. He was also a director of SonoSite, Inc. until March 2012, when the company was acquired by Fujifilm. He is currently a trustee of the University of Montana. He has been a director of the Company since 2006.

Mr. Haack has extensive financial and accounting expertise gained from his many years with Deloitte & Touche LLP. He also has experience in complex mergers and acquisitions and capital structure issues gained from involvement in transactions during his career. Also, he has experience in the aerospace and defense industry, having worked with many companies in the industry as one of Deloitte's practice leaders in aerospace and defense.

Scott E. Kuechle

Executive Vice President and Chief Financial Officer (Retired), Goodrich Corporation. Age 53.
Prior to July 2012, Mr. Kuechle was the Executive Vice President and Chief Financial Officer of Goodrich Corporation (an aerospace and defense company) since August 2005. He is also a director of Wesco Aircraft Holdings, Inc. He has been a director of the Company since December 2012.

Mr. Kuechle's extensive experience within the Aerospace & Defense industry, coupled with his deep financial expertise, provide the Board with a powerful skillset to draw upon as the Company continues to execute its strategic plan with a focus on organic sales growth and good-fit mergers and acquisitions.

R. Bradley Lawrence

Chairman, President and Chief Executive Officer, Esterline Technologies Corporation. Age 65.
Mr. Lawrence has been Chairman, President and Chief Executive Officer since March 2012. Prior to that time, he was President and Chief Executive Officer since November 2009, President and Chief Operating Officer since July 2009 and Group Vice President since January 2007. He has been a director of the Company since November 2009.

Mr. Lawrence has a breadth of experience in various functional areas including marketing, sales, and operations and in multiple industrial settings, including experience as the Platform President of the Company's Interface Technologies operations. As CEO of the Company, this knowledge and experience adds substantial insight and provides the driving force to the Company's operational excellence strategy.

Continuing directors:

Delores M. Etter

Director, Caruth Institute for Engineering Education and Texas Instruments Distinguished Chair in Engineering Education, Southern Methodist University. Age 65.
Dr. Etter has been the Director of the Caruth Institute for Engineering Education and the Texas Instruments Distinguished Chair in Engineering Education at Southern Methodist University since June 2008. Previously, she held the position of Assistant Secretary of the Navy for Research, Development and Acquisition from November 2005 to November 2007. She is also a member of the National Academy of Engineering and is a Fellow of the Institute of Electrical and Electronic Engineers, the American Association for the Advancement of Science, and the American Society for Engineering Education. She is also a director of LORD Corporation and Stantec Inc. She has been a director of the Company since 2010, and her current term expires in 2015.

Dr. Etter has had multiple, substantive experiences within the U.S. Department of Defense, as well as serving on the faculty at the U.S. Naval Academy. This experience, coupled with her deep technical knowledge, and her familiarity with the Joint Strike Fighter and the Mine Resistant Ambush Protected Vehicle program enable Dr. Etter to provide insight and guidance to management and the Board.

Anthony P. Franceschini

President and Chief Executive Officer (Retired), Stantec Inc. Age 61.
Prior to May 2009, Mr. Franceschini was the President and Chief Executive Officer of Stantec Inc. (an engineering, architecture and related professional services design firm), having held such positions since June 1998. He has served and continues to serve as a director of Stantec Inc. since March 1994. He is chairman of the board for ZCL Composites Inc. and also a director of Aecon Group Inc. and two other private companies. He has been a director of the Company since 2002, and his current term expires in 2014.

Mr. Franceschini has substantive experience in the area of mergers and acquisitions, having guided Stantec Inc. through a period of significant growth facilitated through many successful acquisitions. His understanding of the acquisition process and post-acquisition integration is beneficial to the Board and management. Additionally, as a Canadian citizen, Mr. Franceschini's familiarity with Canadian business and banking practices is supportive of Esterline's investments in Canada.

Mary L. Howell

Executive Vice President (Retired), Textron, Inc. Age 60.

Prior to January 2010, Ms. Howell was the Executive Vice President of Textron, Inc. (a multi-industry company serving aircraft, automotive, defense, industrial, and finance businesses), having held such position since August 1995. Ms. Howell is also a board member of the Atlantic Council of the United States. She has been a director of the Company since 2011, and her current term expires in 2015.

Ms. Howell has had extensive experience in the commercial and military markets. She has deep expertise in marketing, sales and business development. She served on the boards of the National Association of Manufacturers and the Aerospace Industries Association. Further, her experience as a board member of FM Global gives her insight to sophisticated risk management practices.

Jerry D. Leitman

Chairman (Retired), FuelCell Energy, Inc. Age 70.

Prior to February 2007, Mr. Leitman was the Chairman of the Board of FuelCell Energy, Inc. (a fuel cell company), having held such position since June 2002. He has been a director of the Company since 1998, and his current term expires in 2015.

Mr. Leitman's contributions to the Board come from a combination of skills acquired from his time as an executive in a global, complex multinational firm – ABB – as well as the driving force and CEO and Chairman of a start-up energy company. These experiences enable Mr. Leitman to provide insight on capital structure decisions, compensation planning, and leadership in fast moving organizations.

James J. Morris

Vice President, Engineering and Manufacturing (Retired), The Boeing Company. Age 64.

Prior to 2007, Mr. Morris was the Vice President, Engineering and Manufacturing, of The Boeing Commercial Airplane Company, having held such position since 2005. He is a Principal at J2 Ventures and is a director of LORD Corporation, and JURA Corporation. He has been a consultant to Héroux-Devtek, Inc. since 2008. He has been a director of the Company since 2007, and his current term expires in 2014.

Mr. Morris' experience in supply chain management, engineering, and manufacturing at The Boeing Commercial Airplane Company and within Boeing's helicopter business, as well as his continuing involvement in the aerospace industry, adds a depth of knowledge of the aerospace business, as well as a global perspective to the Board that is difficult to replicate. Mr. Morris has a solid understanding of the complexities involved in the dynamics of a low volume, high mix manufacturing environment found in many of Esterline's operations.

Gary E. Pruitt

Chairman (Retired), Univar. Age 62.

Prior to November 2010, Mr. Pruitt was the Chairman of Univar (a leading chemical distributor), having held such position since June 2002. In addition, he also served as Chief Executive Officer from June 2002 to October 2009. He is also a director of Itron, Inc., Premera Blue Cross, and PS business Parks, Inc., and a trustee of Public Storage, Inc. He has been a director of the Company since 2009, and his current term expires in 2015.

Mr. Pruitt brings extensive knowledge of growing and directing a large, complex, global company. Mr. Pruitt also is familiar with the nuances of international taxation, as he has significant experience in capital structure and treasury management. This unique set of skills is valuable to the Board as the Company has material portions of the business located outside of the U.S., as well as a complex organizational tax structure.

Henry W. Winship IV

Principal and Senior Managing Director, Relational Investor LLC. Age 45.

Mr. Winship has been Principal and Senior Managing Director of Relational Investors LLC (an investment advisory firm) since April 2011. Prior to that time, he was a Principal and Managing Director since 2004. Mr. Winship is also a member of Relational Investors' Investment Committee. He has been a director of the Company since December 2012, and his current term expires in 2014.

Mr. Winship has over 20 years of experience in investment management, accounting and financial management. Mr. Winship adds the perspective of a large shareholder to the Board, as well as diverse industry experience and expertise in capital allocation. Mr. Winship has extensive experience in financial analysis of industrial and aerospace companies and possesses significant knowledge of business strategy development and merger and acquisition valuation and analysis.

OTHER INFORMATION AS TO DIRECTORS

Director Compensation

The following table describes the compensation earned by persons who served as non-employee directors during fiscal 2012. Messrs. Kuechle and Winship were appointed to the Board in December 2012, and so did not serve as directors during fiscal 2012. Employees of the Company serving on the Board or committees received no additional compensation for such service.

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2)	All Other Compensation $ (3)	Total ($)
Robert W. Cremin	$ 161,250	$ 100,000	$ 25,000	$ 286,250
Delores M. Etter	57,000	100,000	—	157,000
Anthony P. Franceschini	63,250	100,000	—	163,250
Paul V. Haack	85,250	100,000	—	185,250
Mary L. Howell	61,000	100,000	—	161,000
Jerry D. Leitman	60,750	100,000	—	160,750
James J. Morris	67,500	100,000	—	167,500
Gary E. Pruitt	71,500	100,000	—	171,500

(1) Amounts in this column represent retainers, meeting fees and chair fees.

(2) Amounts in this column represent the aggregate grant date fair value of awards granted during fiscal 2012, computed in accordance with Accounting Standards Codification Topic 718 (ASC 718).

(3) The amount in this column represents financial planning advisory fees in the amount of $25,000.

For the first quarter of fiscal 2012, the Company paid the following cash fees to non-employee directors:

Non-Employee Chairman of the Board Annual Retainer	$ 150,000
Non-Employee Director (other than the Chairman) Annual Retainer	30,000
Lead Independent Director Additional Annual Retainer	25,000
Audit Committee Chair Additional Annual Retainer	12,500
Compensation Committee Chair Additional Annual Retainer	7,500
Nominating & Corporate Governance Committee Chair Additional Annual Retainer	5,000
Strategy & Technology Committee Chair Additional Annual Retainer	5,000
In Person Board Meeting	1,500
In Person Committee Meeting	1,500
Telephonic Board Meeting	750
Telephonic Committee Meeting	750

The Compensation Committee reviews director remuneration periodically, and seeks information and advice from its compensation consultant, Semler Brossy, to assist the Committee's consideration. Pursuant to such a review, the Committee recommended and the Board approved changes in the fee structure and amounts. The changes were based on updated market benchmark information concerning practices common among the 18-company peer group the Company references for purposes of making executive pay comparisons, and based on public company practices more generally. Further information about the peer group can be found in the Compensation Discussion and Analysis section of this proxy statement. In summary, the changes in director remuneration were made to: (1) increase the total amount of director remuneration to a more competitive level; (2) retain a sound balance between equity-based compensation and cash fees; and (3) focus on directors' overall stewardship responsibility to the Company by better linking pay to the role each director holds, rather than paying for discrete activity, such as meeting attendance fees, which the Board eliminated. For these reasons, the fee structure for non-employee directors was revised effective in the second quarter of fiscal 2012, and the Company paid the cash fees to non-employee directors set forth below:

Non-Employee Director Annual Retainer	$ 45,000
Lead Independent Director Additional Annual Retainer	25,000
Audit Committee Member Annual Retainer	12,500
Audit Committee Chair Additional Annual Retainer	12,500
Compensation Committee Member Annual Retainer	7,500
Compensation Committee Chair Additional Annual Retainer	7,500
Nominating & Corporate Governance Committee Member Annual Retainer	5,000
Nominating & Corporate Governance Committee Chair Additional Annual Retainer	5,000
Strategy & Technology Committee Member Annual Retainer	5,000
Strategy & Technology Committee Chair Additional Annual Retainer	5,000

All annual retainers are paid quarterly in arrears. The Company also reimburses non-employee directors for reasonable expenses incurred in attending Board and committee meetings. As the retired President and Chief Executive Officer of the Company, Mr. Cremin was also provided with financial planning benefits.

In addition, the Company pays an annual issuance of $100,000 worth of fully-paid Common Stock to each non-employee director serving on the Board the day after each annual meeting of shareholders. The number of shares of Common Stock issued is determined based on the closing price of our Common Stock on the date of the annual meeting, as reported in the Wall Street Journal the following day. During fiscal 2012, shares to non-employee directors were issued under the Company's 2004 Equity Incentive Plan. Board policy requires directors to acquire and hold shares of the Company's Common Stock that are equal to or greater in value than five times the amount of the annual cash retainer for Board service, which is currently $45,000, as shown above.

Board and Board Committees

There were thirteen meetings of the Board of Directors during fiscal 2012. During fiscal 2012, each director attended at least 93% of the total number of meetings of the Board of Directors and Board committees of which he/she was a member.

The Board recognizes that there is no single best approach to the structure of Board leadership and therefore, our Corporate Governance Guidelines provide that there shall be a Chairman of the Board who may or may not be a member of management. In the event the Chairman is a member of management, a Lead Independent Director shall be selected from among the non-management directors. This gives the Board the flexibility to structure the Board's leadership in the best interests of the Company. Currently, Mr. Lawrence serves as the Chairman of the Board, and due to Mr. Lawrence's current position with the Company, Mr. Haack currently serves as the Lead Independent Director.

The Chairman of the Board, if a non-management director, presides over executive sessions of non-management directors, which are held on a regular basis, generally at each scheduled Board meeting. Because the Chairman of the Board is an employee of the Company, the Lead Independent Director, Paul V. Haack, presides over the sessions. Non-management directors who are considered independent under the NYSE independence listing standards also meet in executive session at least annually. In addition, the Audit

Committee has adopted the practice of reserving time at each meeting to meet without members of Company management present. The Compensation Committee and the Nominating & Corporate Governance Committee also have adopted a similar practice of meeting periodically without members of Company management present.

Board's Role in Risk Oversight. The Company has traditionally identified and evaluated risk as part of its annual strategic planning process (carried out through its business units) and will continue to do so. Beginning in 2009, the Company developed and implemented an enterprise risk management program ("ERM") which incorporates the business unit risk assessments. The Company's ERM program is a systematic approach to risk assessment and mitigation, which is designed to measure, manage and aggregate risks on an enterprise-wide basis. Under the Company's ERM program, management identifies various risks facing the Company and assesses such risks by likelihood of occurrence and potential impact on earnings. Management has the responsibility for developing an action plan to address, mitigate or monitor such risks. Management updates the ERM program annually to reassess existing risk profiles and to identify new risks that may need to be incorporated into the assessment.

The Board of Directors has chosen to retain overall responsibility for overseeing risk assessment in light of the interrelated nature of the elements of risk, rather than delegating this responsibility to a Board committee. As described below, the Board receives assistance from certain of its committees for the identification and monitoring of those risks that are related to the committees' areas of focus as described in each committee charter. The Board and its committees exercise their risk oversight function by carefully evaluating management reports and making inquiries of management regarding material risk exposures and the steps taken to control such exposure.

The Audit Committee reviews risks related to internal controls, disclosure, financial reporting, and legal and compliance activity. Among other processes, the Audit Committee meets regularly in executive sessions with our internal and external auditors as well as the Chief Financial Officer and Chief Accounting Officer. As described more fully under Statement Regarding Compensation Practices in this proxy statement, the Compensation Committee reviews risks associated with the Company's compensation programs, to ensure that incentive compensation arrangements for employees do not encourage inappropriate risk taking.

Attendance at the Annual Meeting. The Board of Directors currently does not have a policy with regard to director attendance at the Company's annual shareholders meeting; however, it schedules the first quarter meeting of the Board of Directors on the same date as the annual shareholders meeting to facilitate director attendance at the annual meeting. All of the Company's directors attended the annual shareholders meeting in 2012.

Board Independence. The Board has reviewed the relationships between the Company and each director and has determined that a majority of the directors are independent for purposes of the NYSE corporate governance listing standards. In accordance with these listing standards, the Board adopted its own set of specified criteria, identified in the Company's Corporate Governance Guidelines which are posted on the Company's website at www.esterline.com under the Corporate Governance tab, to assist it in determining whether any relationship between a director and the Company impairs independence. Using the adopted criteria, the Board affirmatively determined that all of the directors, other than Mr. Lawrence, are independent under the NYSE listing standards. Mr. Lawrence does not meet NYSE independence listing standards due to his current position as President and Chief Executive Officer of the Company. In December 2012, the date of the Board's independence determinations, the three-year anniversary of Mr. Cremin's retirement as President and Chief Executive Officer of the Company that occurred in October 2009 had passed. Prior to October 2012, Mr. Cremin was not independent due to his prior service with the Company.

The Audit Committee currently consists of directors Pruitt (Chairman), Haack, Howell and Morris, each of whom is independent in accordance with applicable rules promulgated by the Securities and Exchange Commission ("SEC") and NYSE listing standards. The Audit Committee selects and retains the independent registered public accounting firm to audit the Company's annual financial statements, approves the terms of the engagement of the independent registered public accounting firm and reviews and approves the fees charged for audits and for any non-audit assignments. The Board of Directors has adopted a written charter for the Audit Committee, a copy of which is posted on the Company's website at www.esterline.com under the Corporate Governance tab. The Audit Committee's responsibilities also include, among others, overseeing (1) the integrity of the Company's financial statements, which includes reviewing the scope and results of the annual audit by the independent registered public accounting firm, any recommendations of the independent registered public accounting firm resulting therefrom and management's response thereto and the accounting principles being applied by the Company in financial reporting, (2) the Company's compliance with legal and regulatory requirements, (3) the independent registered public accounting firm's qualifications and independence, (4) the performance of the Company's internal auditors and the independent registered public accounting firm, and (5) such other related matters as may be assigned to it by the Board of Directors.

The Board of Directors has determined that both Messrs. Haack and Pruitt qualify as an "audit committee financial expert" as defined in Item 407 of Regulation S-K promulgated by the SEC and that each Audit Committee member has accounting and financial management literacy under NYSE listing standards.

The Compensation Committee currently consists of directors Franceschini (Chairman), Etter, Haack, Leitman and Winship, each of whom is independent in accordance with applicable NYSE listing standards. The Compensation Committee develops, evaluates and recommends to the independent members of the Board for its approval corporate goals and objectives relevant to the compensation of the Chief Executive Officer; evaluates the Chief Executive Officer's performance and that of other corporate officers in light of corporate goals and objectives, develops, evaluates and decides the form and level of compensation for the CEO and other officers of the Company, recommends compensation for Board members, oversees the Company's succession planning process, and is responsible for performing the other related responsibilities set forth in its written charter, which is posted on the Company's website at www.esterline.com under the Corporate Governance tab. The Compensation Committee also administers the Company's equity and incentive compensation plans for officers and senior corporate management, which includes recommending amendments to such plans. When appropriate, the Compensation Committee may form and delegate authority to subcommittees, or may delegate authority to one or more designated members of the Board or to corporate officers. The Chief Executive Officer and the General Counsel, Vice President Administration are non-voting advisors to the Compensation Committee from whom the Compensation Committee solicits and considers recommendations as to compensation for the other executive officers as well as other matters related to the Company's executive compensation program.

The Compensation Committee has engaged Semler Brossy, an independent executive compensation consultant, to: (1) review and develop compensation program recommendations for Company executives and directors; (2) provide and analyze benchmark compensation data for executive officers and directors from peer companies and from general compensation surveys; (3) advise the Committee on compensation levels for executive officers and directors; and (4) provide analysis and recommendations related to the design of executive incentive plans. Semler Brossy does no other work for and has no other business relationships with Esterline. The firm reports directly to the Committee, and the Committee may replace the firm or hire additional consultants at any time. A representative of the firm attends meetings of the Committee, upon request, and communicates with the Committee chair between meetings.

The Compensation Committee has the sole authority from the Board of Directors for the appointment, compensation, and oversight of the Company's outside executive and director compensation consultant. Semler Brossy's fees and costs for executive and director compensation consulting to the Compensation Committee in fiscal year 2012 were $408,328. Those services included assistance with reviewing the Company's executive compensation strategy and programs, updating executive incentive programs, providing compensation benchmark information, advising on the competitiveness of director compensation, and providing governance guidance.

The Nominating & Corporate Governance Committee currently consists of directors Leitman (Chairman), Franceschini, and Pruitt, each of whom is independent in accordance with applicable NYSE listing standards.

The Nominating & Corporate Governance Committee recommends director candidates to the entire Board, oversees the evaluation of the Board of Directors and Company management, develops and monitors corporate governance principles, practices and guidelines for the Board of Directors and the Company, and is responsible for performing the other related responsibilities set forth in its written charter, which is posted on the Company's website at www.esterline.com under the Corporate Governance tab.

The Executive Committee currently consists of directors Lawrence (Chairman), Cremin, Franceschini, and Haack. The Executive Committee reviews situations that might, at some future time, become items for consideration of the entire Board of Directors and acts on behalf of the entire Board of Directors between its meetings.

The Strategy & Technology Committee currently consists of directors Morris (Chairman), Cremin, Etter, Howell and Winship. The Strategy & Technology Committee reviews and makes recommendations to the Board of Directors regarding business and technology acquisition opportunities, monitors and evaluates the execution and performance of significant new product and technology launches, and monitors and evaluates the Company's research and development programs.

Director Nominations and Qualifications

In accordance with the Company's Amended and Restated Bylaws, any shareholder entitled to vote for the election of directors at the annual meeting may nominate persons for election as directors at the 2014 annual shareholders meeting only if the Corporate Secretary receives written notice of any such nominations no earlier than October 6, 2013, and no later than November 5, 2013. Such nominations should be sent to: Esterline Technologies Corporation, Attn: Corporate Secretary, 500 108th Avenue NE, Suite 1500, Bellevue, WA 98004 and comply with the requirements set forth in our Bylaws.

The Chairman of the Board, other directors or senior management of the Company may also recommend director nominees. The Nominating & Corporate Governance Committee will evaluate recommended director nominees, including those that are submitted to the Company by a shareholder, taking into consideration certain criteria such as business or community leadership experience, policy-making experience, record of accomplishments, personal integrity and high moral responsibility, capacity to evaluate strategy and reach sound conclusions and current Board composition. In addition, prospective directors must have time available to devote to Board activities and be able to work well with the Chief Executive Officer and other members of the Board. Although there is no formal policy in place, the Company and the Nominating and Corporate Governance Committee value board members with varying viewpoints, backgrounds, and experiences. They consider candidates' diverse backgrounds as a favorable asset in identifying nominees for director.

The Company did not receive any shareholder nominations for directors to be considered by the Nominating & Corporate Governance Committee for the 2013 annual shareholders meeting.

Communications with the Board

Shareholders, and other interested parties, may contact Mr. Lawrence, as the Chairman, Mr. Haack, as the Lead Independent Director, the non-management directors as a group, the Board of Directors as a group or an individual director by the following means:

Email: boardofdirectors@esterline.com

Mail: Board of Directors
Attn: Lead Independent Director or Corporate Secretary
Esterline Technologies Corporation
500 108th Avenue NE, Suite 1500
Bellevue, WA 98004

Each communication should clearly specify the name of the individual director or group of directors to whom the communication is addressed. Communications sent by email are delivered directly to the Lead

Independent Director and to the Corporate Secretary, who will promptly forward such communications to the specified director addressees. Communications sent by mail will be promptly forwarded by the Corporate Secretary to the specified director addressee or, if such communication is addressed to the full Board of Directors, to the Chairman of the Board and the Lead Independent Director, who will promptly forward such communication to the full Board of Directors. Shareholders wishing to submit proposals for inclusion in the proxy statement relating to the 2014 annual shareholders meeting should follow the procedures specified under Shareholder Proposals for 2014 in this proxy statement. Shareholders wishing to nominate or recommend directors should follow the procedures specified under "Other Information as to Directors—Director Nominations and Qualifications" above.

CODE OF ETHICS

The Company has adopted a code of ethics that applies to its accounting and financial employees, including the Chief Executive Officer and Chief Financial Officer. This code of ethics, which is included as part of the Company's Code of Business Conduct and Ethics that applies to the Company's employees and directors, is posted on the Company's website at www.esterline.com under the Corporate Governance tab. The Company intends to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to or waiver from application of the code of ethics provisions of the Code of Business Conduct and Ethics that applies to the Chief Executive Officer or the Chief Financial Officer, and any other applicable accounting and financial employee, by posting such information on its website at www.esterline.com under the Corporate Governance tab.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of shares of Common Stock as of January 8, 2013, by (i) each person or entity who is known by the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Company's directors, (iii) each of the Company's Named Executive Officers ("NEOs") and (iv) all directors and executive officers of the Company as a group.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class
BlackRock, Inc.	2,524,445 (3)	8.2%
40 East 52nd Street, New York, NY 10022		
Dimensional Fund Advisors LP	2,358,062 (4)	7.6%
Palisades West – Bldg. One, 6300 Bee Cave Road, Austin, TX 78746		
Relational Investors LLC	2,338,237 (5)	7.6%
12400 High Bluff Drive, Suite 600, San Diego, CA 92130		
Henry W. Winship IV	2,338,237 (6)	7.6%
FMR LLC…	2,336,092 (7)	7.6%
82 Devonshire Street, Boston, MA 02109		
The Vanguard Group, Inc.	1,554,519 (8)	5.0%
100 Vanguard Boulevard, Malvern, PA 19355		
Robert W. Cremin	272,671 (9)	*
Robert D. George	147,350 (9)	*
R. Bradley Lawrence	170,272 (9)	*
Frank E. Houston	69,650 (9)	*
Marcia J. Mason	43,724 (9)	*
Jerry D. Leitman	25,792	*
Paul V. Haack	18,471	*
Anthony P. Franceschini	13,712	*
James J. Morris	10,938	*
Delores M. Etter	5,975	*
Gary E. Pruitt	4,150	*
Mary L. Howell	3,540	*
Scott E. Kuechle	—	—
Directors, nominees and executive officers as a group (17 persons)	3,186,763 (9)	10.1%

* Less than 1%

(1) Unless otherwise indicated, the business address of each of the shareholders named in this table is Esterline Technologies Corporation, 500 108th Avenue NE, Bellevue, Washington 98004.

(2) Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act. In computing the number of shares beneficially owned by a person or a group and the percentage ownership of that person or group, shares of Common Stock subject to options currently exercisable or exercisable within 60 days after January 8, 2013, are deemed outstanding, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. As of January 8, 2013, there were 30,930,212 shares of Common Stock outstanding. Unless otherwise indicated in the footnotes to this table, the person and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

(3) The information on the number of shares held is based on a Schedule 13G filed on January 20, 2012, on behalf of BlackRock, Inc. ("BlackRock"). Based upon such filing, BlackRock beneficially owns 2,524,445 shares.

(4) The information on the number of shares held is based upon a Schedule 13G filed on February 10, 2012, on behalf of Dimensional Fund Advisors LP ("Dimensional"). Based upon such filing, Dimensional is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940. Dimensional furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other investment vehicles, including commingled group trusts. These investment companies and investment vehicles are the "Funds." In its role as investment advisor or investment manager, Dimensional possessed sole voting and investment power over all of the shares. The Funds own all of the shares, and Dimensional disclaims beneficial ownership of such shares. Dimensional has sole voting power over 2,323,394 shares and sole dispositive power over 2,358,062 shares.

(5) The information on the number of shares held is based on a Schedule 13D filed on December 13, 2012, on behalf of Relational Investors, LLC ("Relational"). Based upon such filing, Relational beneficially owns 2,338,237 shares.

(6) Mr. Winship is a Principal of Relational Investors LLC ("RILLC"). RILLC is the record owner of 100 shares and sole general partner of Relational Investors Mid-Cap Fund I, L.P. and Relational Investors Mid-Cap Fund II, L.P. These limited partnerships own a total of 2,153,410 shares. An additional 184,727 shares are held in accounts managed by RILLC. Mr. Winship disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(7) The information on the number of shares held is based upon a Schedule 13G filed on November 9, 2012, on behalf of FMR LLC ("FMR"). Based upon such filing, FMR beneficially owns 2,336,092 shares.

(8) According to a 5% Shareholder Questionnaire received on November 21, 2012, The Vanguard Group, Inc. owns 1,554,519 shares.

(9) Includes shares subject to options granted under the Company's Amended and Restated 1997 Stock Option Plan and the Company's 2004 Equity Incentive Plan which are exercisable currently or within 60 days of January 8, 2013, as follows: Mr. Cremin, 266,508 shares; Mr. Lawrence, 161,700; Mr. George, 141,350 shares;; Mr. Houston, 69,650 shares; Ms. Mason, 40,825; Mr. Yost, 32,235 shares; and directors, nominees and executive officers as a group, 750,643 shares.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

The following discussion describes and analyzes Esterline's compensation program for its NEOs. For fiscal 2012, our NEOs are:

- R. Bradley Lawrence, Chairman, President and Chief Executive Officer ("CEO");
- Robert D. George, Chief Financial Officer ("CFO"), Vice President, and Corporate Development;
- Frank E. Houston, Senior Group Vice President;
- Marcia J. Mason, General Counsel and Vice President, Administration; and
- Albert S. Yost, Group Vice President and Treasurer.

For fiscal 2012, there were role and responsibility changes among our NEOs, reflecting executive succession in the normal course:

- Stephen R. Larson, former Vice President, Strategy and Technology and a NEO in fiscal 2011, retired from the Company effective January 1, 2012;
- Mr. George assumed responsibility for the Company's Corporate Development function, previously held led by Mr. Larson;
- Mr. Lawrence, our CEO, was elected to serve as Chairman of the Board of Directors, effective March 7, 2012;
- Ms. Mason was appointed to the position General Counsel and Vice President, Administration, effective August 1, 2012, having previously served as the Company's Vice President, Human Resources; and,
- Mr. George transferred his corporate secretary responsibilities in October 2012 to a newly-created position of Associate General Counsel and Corporate Secretary.

This Compensation Discussion and Analysis ("CD&A") is organized as follows:

- *Executive Summary*
- *Objectives of our Executive Compensation Program*
- *Summary of Compensation Program Components*
- *Compensation Decision Process*
- *Company Performance in Fiscal 2012*
- *Summary of Compensation Decisions & Results in Fiscal 2012*
- *Specific Compensation Decisions for the NEOs in Fiscal 2012*
- *Fiscal 2013 Executive Compensation Program Changes*

Executive Summary

The key events related to executive compensation in fiscal 2012, and recent developments for 2013, are outlined briefly below. Each are described more fully in later sections of this CD&A.

- The Company delivered record-level operational performance in fiscal 2012.
- Our fiscal 2012 annual incentive program paid at 90.3% of target, based on achievement of adjusted earnings per share ("EPS") of $4.96 against a target of $5.16.
- The long-term incentive plan ("LTIP") paid at 101.6% for the 2010 – 2012 performance cycle, based on EPS growth of 7.4% and average return on invested capital ("ROIC") of 6.5%.
- Executive share ownership guidelines are now in place.
- On recommendation from the Compensation Committee ("Committee"), the Board made three key changes to our executive compensation program for 2013: (1) Adding a new return on sales performance goal to the fiscal 2013 annual incentive plan, such that the plan now has two financial objectives: return on sales and EPS; (2) Updating the cash LTIP to revise the ROIC definition and to increase ROIC performance requirements; and, (3) Incorporating restricted stock unit ("RSU") grants to work alongside stock options and the cash LTIP as an additional form of long-term incentive.

Objectives of our Executive Compensation Program

The Committee works to provide our executives with competitive compensation opportunities that reward strong performance and promote shareholder interests. We base our executive compensation practices on principles designed to align executive compensation with Company business strategy, management initiatives, financial objectives and performance. In applying these principles, the Committee has established an executive compensation program to:

- Attract and retain key executives critical to the success of the Company;
- Ensure the long-term retention and continued development of strong operating leaders capable of managing a growing number of decentralized, worldwide operations;
- Reinforce a pay-for-performance environment that rewards both the Company's annual financial results and its longer-term achievements;
- Reward executives for long-term strategic management and the enhancement of shareholder value;
- Provide an appropriate mix of fixed and variable pay; and
- Optimize organizational and individual performance, while controlling for potential risks through thoughtful program design and sound administration.

The Committee applies the same philosophy, objectives, and methods for establishing the CEO's compensation as it does for all other executive officers.

Summary of Compensation Program Components

We believe the components of our compensation program are well-aligned to accomplish the objectives listed above. The Committee reviews the executive compensation program annually and makes adjustments as appropriate to meet Company objectives. In fiscal 2012, our executive compensation program remained generally consistent with our program for fiscal 2011 and had the following principal components:

PRINCIPAL ELEMENTS OF COMPENSATION FOR FISCAL 2012		
Base salary		• Provides a competitive level of annual compensation to attract and retain executives with the skills and experience necessary to lead our Company.
Annual cash incentive opportunities		• Focus and reward our NEOs on achievement of critical annual financial goals. For fiscal 2012, performance was measured by EPS. • Serve as a critical element of our overall pay-for-performance approach.
Long-term incentive opportunities	Stock options	• Link pay for our NEOs directly to the shareholder experience, because value to the executive comes only with increases in share price.
	Cash-based long-term incentive	• Focuses and rewards our NEOs on driving profitable growth over time, which is strongly correlated with share price appreciation and shareholder value. Financial metrics include three-year compound annual growth in EPS and three-year average annual ROIC.

OTHER ELEMENTS OF COMPENSATION FOR FISCAL 2012	
Retirement earnings opportunities	• Contribute to a competitive compensation package, thereby helping the Company to attract and retain talented executives. Principally, these programs are designed to:Help our NEOs and other employees save for their retirement; and o Provide the opportunity to plan and defer taxation on income. • Are based on programs available to the general U.S. workforce. The programs are as follows: o A 401(k) savings plan, supplemented with an executive retirement and deferred compensation plan that permits deferrals in excess of statutory limits on the 401(k) plan and provides a Company match, allowing executives savings levels equivalent to those of the general workforce. o A traditional pension plan, supplemented with an executive retirement pension plan that permits benefits to be earned on compensation that is in excess of statutory limits that apply to the traditional pension plan. • Are further described in the Benefits and Other Programs section of this CD&A.
Limited perquisites	• Are comprised of conservative allowances for car expenses and for financial planning advisory services that: (1) save time and maintain focus for our executives; (2) provide our executives value beyond their cost to the Company; and (3) are fairly common in the broader market and in keeping with reasonable, competitive practices.
Change in control severance agreements	• Intended to minimize personal considerations and maintain focus on the Company in the event of rumored or actual change in corporate control. No benefits are due under these agreements unless there is both: (1) a change in control; and (2) a loss of employment by the executive caused by termination or by job changes that constitute good reason to resign (commonly referred to as "double-trigger" agreements). • Exclude tax gross-ups that would cover personal tax liabilities that might apply to any of these change in control benefits.

With respect to the principal elements of our executive pay program above, we consider annual incentives, cash-based long-term incentives and stock options to be performance-based, because each of these three elements is valuable to the executive only if performance goals are achieved and/ or share price improves. In 2012, performance-based incentives made up approximately 75% of the total target pay opportunity for our CEO and an average of approximately 63% for other NEOs.


Fiscal 2012 Target Pay Mix
Base Salary + Target Annual Incentive + Target Long-Term Cash + Grant Date Fair Value of Options
Long-Term Incentives
Annual Incentive
Base Salary
Options 39%
Long-Term Cash 17%
20%
25%
75% Performance Based
Options 27%
Long-Term Cash 19%
18%
37%
63% Performance Based
CEO
Average Other NEOs

Compensation Decision Process

Market-Based Assessments of Pay Opportunities for Our NEOs

As input into the compensation decision process, the Committee annually reviews the executive labor market in which we compete for talent to compare compensation levels for our executives to the compensation paid to executives of comparable companies in the market in which we compete for employees. For fiscal year 2012, the Committee retained Semler Brossy as its independent advisor to assist with this work, and to advise the Committee generally as to other executive compensation matters.

In determining fiscal 2012 compensation, the Committee referenced available public information for a group of peer companies, identified with the help of Semler Brossy based principally on the following criteria: similar businesses and industries; comparable size; and subject to similar reporting requirements.

In selecting companies with similar business focus, primary consideration was given to Aerospace and Defense, with representation of broader industrial companies not to exceed 1/3 of the total group. For fiscal 2012, the following 18 companies comprised the peer group, which, taken as a whole, provides an appropriate representation of the competitive market when assessing pay levels and practices for our NEOs.

AAR Corp.*	Flowserve Corp.*	Spirit Aerosystems Holdings Inc.*
Alliant Techsystems Inc.*	Hexcel Corp.*	SPX Corp.*
AMETEK Inc.*	Moog Inc.	Teledyne Technologies Inc.
BE Aerospace Inc.	Orbital Sciences Corp.	TriMas Corp.*
Crane Co.	Rockwell Collins Inc.*	Triumph Group Inc.
Curtiss-Wright Corp.	Roper Industries Inc.	Woodward Governor Co.

*These companies were added to the peer group for fiscal 2012. Companies eliminated from the prior 2011 peer group were: Ducommun Inc., JDS Uniphase Corp., Sauer-Danfoss Inc. and Tetra Tech Inc.

For this group of 18 companies, median revenue as of each company's 2011 fiscal year end was $2.5 billion (versus Esterline's revenue of $2.0 in fiscal 2012), median market capitalization as of October 2012 was $2.3 billion (versus Esterline's $1.8 billion as of October 26, 2012), and median total assets as of each company's 2011 fiscal year end was $3.4 billion (versus Esterline's $3.2 billion for fiscal 2012). This revised peer group is intended to better reflect our growing business, particularly given the 2011 acquisition of the Souriau Group, which significantly increased our revenue and assets.

In addition, the Committee reviewed pay information from the following published surveys to complement the peer group information. The surveys were selected to represent pay levels for positions of comparable responsibility within companies of comparable size to Esterline. (The identity of companies that participated in these specific surveys is proprietary and not available to the Company.) For fiscal 2012 compensation decisions, the published survey sources used were:

- 2011 Towers Watson Compensation Data Bank General Industry Compensation Survey Report – U.S., reporting data from 105 participating companies with annual revenues between $1 billion and $3 billion;
- 2011 U.S. Mercer Benchmark Database for Executives, reporting data for 406 participating organizations with annual revenues between $1 billion and $2.5 billion; and the,
- 2011 Watson Wyatt Top Management Compensation Report, reporting data for 244 organizations with revenues between $500 million and $2.5 billion.

In determining fiscal 2012 compensation, the Committee reviewed and compared the executives' aggregate target direct compensation (base salary, short- and long-term incentives at target) against the aggregate compensation offered to executives in the 2012 peer group and the market surveys. In doing so, the Committee focused principally to 25th, 50th, and 75th percentile values.

Review of Total Compensation

When the Committee evaluates any significant component of an executive officer's total compensation, it considers the aggregate amounts and mix of all components in making its decision. For fiscal 2012, the Committee reviewed all components of compensation for each executive officer to get a complete picture of the total compensation opportunities awarded, including base salary, annual incentive compensation, long-term incentive compensation, retirement earnings opportunities, the dollar value to the executive and cost to the Company of all perquisites and other personal benefits. The Committee does not target any single element of compensation to specific peer company percentiles; rather, the Committee reviews pay for our NEOs relative to the peer and survey data to ensure that pay levels are "competitive," or within a reasonable range around the median.

Governance Process

The Committee and the independent members of the Board approve all officer compensation programs and establish individual pay levels for all executive officers. In doing so, the Committee consults with its independent executive compensation advisor, Semler Brossy, which does no other work for and has no other business relationships with Esterline. The independent advisor routinely provides the Committee with an evaluation of the market competitiveness of executive compensation packages; advice on the CEO and other executive pay decisions; and advice on other compensation-related matters, as requested by the Committee. The firm reports directly to the Committee, and the Committee may replace the firm or hire additional consultants at any time. A representative of the firm attends meetings of the Committee, upon request, and communicates with the Committee chair between meetings. While the Committee values the advice of its consultant, the Committee and the independent members of the Board are the sole decision-makers concerning compensation of executive officers.

The Committee also seeks recommendations from management -- the CEO and the General Counsel and Vice President, Administration -- as to appropriate program changes and pay levels for all executive officers apart from the CEO. It then consults with its outside advisor as to those recommendations and seeks advice as to appropriate pay levels for the CEO. In addition, the Committee and the independent members of the Board conduct an annual performance evaluation of the CEO, the results of which significantly contribute to decisions concerning CEO compensation. On this basis, the Committee develops proposals for consideration by all independent directors, who act on those proposals in executive session, outside the presence of the CEO and of any other officers.

We had an advisory vote on our executive compensation program (commonly referred to as the "say on pay" vote) at our annual meeting of shareholders held on March 7, 2012, as required under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"). Our 2012 say on pay proposal received substantial majority support from shareholders (approximately 91% "For" votes). We take this strong shareholder support as an assurance that our executive pay program and practices continue to be reasonable and well-aligned with shareholder expectations. Nevertheless, we review our overall approach to executive pay periodically, and we expect to make changes from time to time. In fiscal 2012, we implemented stock ownership requirements for our executive officers to help further alignment of interests with shareholders. Looking ahead to fiscal 2013, we are making other program changes, which are outlined in the final section of this CD&A. We will hold an advisory vote on executive compensation on an annual basis; we are and will remain committed to being responsive to shareholder feedback, and the results of our annual say on pay votes help inform the Committee's discussions about the executive pay program.

Risk Assessment

In developing and reviewing the Company's executive incentive programs, management and the Committee analyze the incentives inherent in program designs to help ensure they do not induce executives to undertake unacceptable levels of business risk. Our compensation program, in total, is intended to reward the management team for strong performance over the long-term, with consideration to near-term actions and results that strengthen and protect our Company. We believe our balanced approach to performance measurement and pay delivery works and includes appropriate safeguards. Further, program administration is subject to considerable internal controls, and when determining the principal outcomes – performance assessments and pay decisions – we rely on principles of sound governance and good business judgment. The Committee is satisfied that our plan designs are conservative in this respect, and that, together, the various components of pay work as a check and balance to ensure executive incentives are consistent with shareholder interests. For example, the annual incentive compensation plan's goal to maximize current year EPS is balanced by the long-term incentive plan that measures growth in EPS and ROIC over a three-year period. Thus, risks are mitigated by a balance between time horizons, across different performance metrics, and across overlapping performance periods. The Company's stock option grants also serve to moderate and balance risk;

the grant vesting schedule is laddered incrementally over four years with the potential to increase in value over the full ten-year term of the grant.

Executive Stock Ownership Requirements

In 2012, the Board implemented the stock ownership requirements for our executive officers it had approved in December 2011, to further strengthen alignment of our executives' interests with those of our shareholders. Under those ownership requirements, our CEO is required to own shares of our Common Stock having a value equal to three times base salary; other executive officers are required to own shares of our Common Stock having a value equal to one times base salary. To help encourage progress to meet these requirements and to ensure maintenance of these ownership levels, our executive officers are required: (1) to hold 50% of shares of our Common Stock acquired upon the exercise of stock options granted after December 8, 2011, net of income taxes due; and (2) to receive 50% of any payment under the Company's LTIP for plan cycles beginning with fiscal 2012-2014 as shares of our Common Stock (rather than cash), net of income taxes due. These two conditions apply to our executive officers' option exercises and to LTIP awards until required ownership levels are met.

Other Considerations

In determining executive compensation, the Committee also considers, among other factors, the possible tax consequences to Esterline and to its executives. For example, the Committee considers the exception for performance-based compensation under Internal Revenue Code of 1986, as amended ("IRC") Section 162(m) in designing our compensation programs. In addition, we considered the tax ramifications of the change in control termination protection agreements with our officers under Section 280G and Section 4999 of the IRC. The Company does not gross up such payments or otherwise pay an officer's individual tax liability in these circumstances. The agreements generally provide that in the event any payments under the agreements are considered to be "excess parachute payments" under Section 280G, either alone or together with other payments from us, the payments will be reduced so that the payments will not be treated as "excess parachute payments." However, this payment reduction will only take place if the reduction would provide to the officer a greater net, after-tax benefit than he or she would receive if the payments were not subject to the reduction. Finally, we considered the impact of Section 409A of the IRC on our compensation programs, which imposes tax penalties on certain nonqualified deferred compensation arrangements. We operate our covered arrangements in a manner intended to comply with or be exempt from Section 409A.

In addition to the above, the Committee considers the accounting consequences to the Company of different compensation decisions, as well as the impact on shareholder dilution.

In December 2012, the Committee decided to adopt a compensation recovery policy applicable to the Company's incentive plans, often referred to as a "clawback" policy. The new policy will supplement the existing clawback provisions that apply to the CEO and CFO under the Sarbanes-Oxley Act of 2002.[1] The details of this new "clawback" policy are in development as of the publication date of this proxy statement, with the expectation that a completed policy will be implemented by the Committee at its next regularly-scheduled meeting in March 2013. In adopting this new policy, the Committee is aware of a rule-making process pending with the Securities and Exchange Commission ("SEC") pursuant to its implementation of statutory clawback provisions contained in the Dodd-Frank Act. The Committee will continue to monitor developments in this area, and will reconsider and revise its policy, as needed, when the SEC issues final rules relating to compensation clawbacks.

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[1]Sarbanes-Oxley provides that the CEO and the CFO must reimburse the Company for any bonus or other incentive-based or equity-based compensation received during the twelve-month period following the preparation of an accounting restatement, where the restatement is caused by misconduct.

Company Performance in Fiscal 2012

In fiscal 2012, Esterline achieved record sales of $2.0 billion, which was 16% over the prior year. The Company also earned income from continuing operations of $164.7 million, or $5.27 per diluted share, a 23.4% growth over fiscal 2011, excluding a one-time, non-cash charge against goodwill explained below. Cash flow at $194 million also achieved an all-time high, fully-supporting the Company's commitment to repay acquisition-related debt and de-lever its balance sheet. New orders grew 9.9% to $2.1 billion, and backlog ended the year even with fiscal 2011 at $1.3 billion.

This operational performance was especially notable in the context of an uncertain global economy and declining defense markets. The Company's proven process for integrating newly-acquired businesses continued to deliver, as the Souriau Group and Eclipse Electronics performed well in their first full year under Esterline ownership. Management made important progress in other areas also, advancing the Company's operational excellence initiatives, establishing a new legal department, transitioning key executive assignments, and planning for future leadership succession.

Reported results under U.S. Generally Accepted Accounting Principles ("GAAP") of $3.60 EPS were reduced from $5.27 by a charge against goodwill of $52.2 million, or $1.67 per diluted share, related to our U.K.-based Racal Acoustics, Inc. military headset business ("Racal Acoustics"). The Committee decided to exclude the charge from Company earnings for purposes of calculating incentive compensation awards considering: (1) the Company's strong operational performance for the year, and (2) the disproportionate impact on incentive plan outcomes had this item been included. The Committee also excluded another event: a $0.30 per diluted share gain attributable to a litigation settlement connected with the acquisition of our Avionics business in 2007 ("Computershare"). Excluding these two items, EPS for incentive purposes was $4.96 ($3.60 + $1.67 - $0.30, rounded), which resulted in (a) an annual incentive outcome more closely aligned with the Company's operation performance for the year, and (b) a baseline year in the Company's long-term cash plan that is more reflective of the Company's ongoing earnings from operations.[2]

This CD&A uses the term "adjusted" to refer to fiscal 2012 reported results under GAAP adjusted to exclude both the $0.30 Computershare gain and the ($1.67) Racal Acoustics charge, as in the table below:

	Fiscal 2011	Fiscal 2012 *as reported under GAAP, without adjustments*	Fiscal 2012 adjusted	% Change *between Fiscal 2011 and Fiscal 2012 adjusted*
Net revenues, in thousands	$1,717,985	$1,992,318	$1,992,318	16.0%
Income from continuing operations, in thousands	$133,087	$112,535	$155,191	16.6%
Diluted earnings per share – continuing operations	$4.27	$3.60	$4.96	16.2%
Net income, in thousands	$133,040	$112,535	$155,191	16.6%
ROIC	6.9%	5.8%	6.5%	(0.2%)

Despite a challenging economic environment, our performance in 2012 continued our long-term story of growth and profitability. Over the five-year period ending fiscal 2012, we delivered a compound annual growth rate ("CAGR") of + 11% for revenue. For earnings per share growth, the CAGR over the same period using reported results under GAAP is lower at 2%, depressed in large part by the significant non-cash charge against goodwill in 2012. Absent this unusual, one-time item, earnings per share grew at a compound annual rate of 10% over the five-year period ($3.27 EPS in fiscal 2007 to $5.27 EPS in fiscal 2012, excluding the goodwill

[2] The adjustment calculation was: $3.60 EPS + $1.67 Racal Acoustics charge - $0.30 Computershare gain = $4.96 (rounded).

charge only and including the Computershare gain), or at the rate of nearly 9% when compared with the $4.96 adjusted EPS used for fiscal 2012 incentive calculation purposes.



Historical Financial Performance and 5-Year CAGR (%)
Revenue
Diluted earnings per share - continuing operations ("EPS")
5-Year Revenue CAGR: 11%
5-Year EPS CAGR: 2%
$1.2B
$3.27
$1.5B
$3.72
$1.4B
$3.52
$1.5B
$4.27
$1.7B
$4.27
$2.0B
$3.60
FY2007
FY2008
FY2009
FY2010
FY2011
FY2012

Summary of Compensation Decisions & Results in Fiscal 2012

Our executive pay program is based on (1) long-standing principles of fairness – internally among our executives and externally relative to comparable peer companies, and (2) paying for performance – where pay outcomes link directly to the Company's performance. Further, and in keeping with these principles, we emphasize the direct elements of pay – base salaries and incentive compensation – and have few indirect elements (e.g., perquisites, or special executive benefits). For 2012, the main executive pay decisions were as follows:

- *Base salaries:* Base salaries for Messrs. George, Houston, and Yost increased moderately (+3.8% to +4.6%) from fiscal 2011 levels based on the competitiveness of their salaries relative to market. Ms. Mason's salary increase (+14.2%) also reflected her appointment to General Counsel and Vice President, Administration. The base salary for Mr. Lawrence also increased significantly (+14.3%), in recognition of the Company's strong performance in fiscal 2011 and to move his salary toward a more competitive level.
- *Target annual incentive opportunities:* Target annual incentive opportunities for the NEOs increased from fiscal 2011 levels to more closely reflect competitive levels (+20% for Mr. Lawrence to 80% of base salary from 60%; +10% for other NEOs).
- *Actual annual incentive outcomes:* Actual annual incentive awards reflected the Company's fiscal 2012 adjusted EPS of $4.96, which was below our targeted EPS of $5.16 and resulted in payouts at 90.3% of target amounts. Absent the two adjustments described above (+$1.67 and -$0.30), the Company's EPS result would have been below the threshold for payout. The Committee, with consideration to the unusual nature of these two events, determined to exclude both for purposes of calculating incentives, resulting in incentive outcomes more closely aligned with the Company's strong operational performance.

Over the last five years, CEO annual incentive outcomes have tracked closely with our earnings per share performance. In fiscal years 2008 and 2009 in the chart below, Mr. Cremin was CEO and Mr. Lawrence was a Group Vice President. Effective in fiscal 2010, Mr. Lawrence became President and CEO (and then Chairman of the Board in 2012). The bar in each year reflects actual annual incentive for the CEO in that year.


5-Year CEO Actual Annual Incentive and Diluted
Earnings per Share from Continuing Operations ("EPS")
Cremin
Cremin
Lawrence
Lawrence
Lawrence

	FY2008	FY2009	FY2010	FY2011	FY2012
CEO Annual Incentive	$1,008	$617	$720	$370	$578
EPS (as reported under GAAP)	$3.72	$3.52	$4.27	$4.27	$3.60
Fiscal 2012 Adjusted EPS					$4.96

Note for chart above: For 2012, the company used an adjusted EPS for computing the incentive compensation award; the adjustment calculation was as follows: $3.60 EPS +$1.67 Racal Acoustics charge -$0.30 Computershare gain = $4.96 (rounded). Without this adjustment, there would have been no annual incentive payout.

- *Target long-term incentive opportunities:* For fiscal 2012, long-term incentive opportunities increased for Messrs. Lawrence (+25%), Houston (+10%), Yost (+10%), and Ms. Mason (+10%), again with consideration to more closely aligning our executive pay levels with opportunities in the competitive market. In addition, during the year, Ms. Mason was granted a one-time stock option for 20,000 shares in consideration of her appointment to General Counsel and Vice President, Administration.
- *Actual long-term incentive outcomes:* Actual amounts to be earned from the fiscal 2012 long-term incentive target opportunities will be based on our future stock price performance (for stock options) and our sustained financial performance for the three years beginning fiscal 2012 and ending with fiscal 2014. The other pertinent period for fiscal 2012 long-term compensation relates to our cash-based LTIP for the three-year cycle from fiscal 2010 through fiscal 2012. Actual awards under the LTIP for that period ending fiscal 2012 paid at 101.6% of target, based on our EPS growth of 7.4% (compound annual growth rate for the three-year period), which was below our targeted EPS growth of 10%, and ROIC results of 6.5% (average annual return for the three-year period), which was above our targeted ROIC of 6.0%. The calculation of these results used the adjusted $4.96 EPS for fiscal 2012, as explained above in the "Company performance in Fiscal 2012" section of this CD&A.

	Target	Actual**
Earnings Per Share Growth	10.0%	7.4%
Return on Invested Capital*	6.0%	6.5%
Payout (as a % of target award amount)	100%	101.6%

*ROIC was calculated as net income for the three-year period before extraordinary items, divided by the three-year average investment (shareholder's equity plus total debt).

**Uses adjusted fiscal 2012 EPS

CEO Pay and Shareholder Returns

Our compensation programs focus on pay-for-performance and are designed to reward financial performance and shareholder value creation. The chart below helps demonstrate the link between total CEO pay and total shareholder returns. In the chart below, total pay includes base salary, actual annual incentive earned, actual cash long-term incentive payouts, and grant date fair value of equity awards (all as defined for disclosure in the Summary Compensation Table). Indexed total shareholder return shows the value of $100 invested in our Common Stock in the first year shown.

5-Year CEO Total Pay and Total Shareholder Return ("TSR") Performance


Cremin
Cremin
Lawrence
Lawrence
Lawrence

	FY2008	FY2009	FY2010	FY2011	FY2012
CEO Pay ($000s)	$4,988	$4,979	$3,335	$2,470	$3,004
Indexed TSR	100.00	116.81	167.66	155.06	160.31

Specific Compensation Decisions for NEOs in Fiscal 2012

Competitive Position of Total Target Compensation for Fiscal 2012

As described above in the Compensation Decision Process section of this CD&A, specific compensation decisions for our executive officers in fiscal 2012 were based in part on a competitive assessment of our executive compensation opportunities relative to those at comparable companies. The Committee considers available market information from our peer group and published surveys for base salary, annual incentive target values, and long term incentive target values, which together comprise "total target compensation".

While the Committee does not manage executive pay opportunities to a specific percentile in the market, it does reference a "competitive range" to help guide decisions. For target total compensation, this competitive range is defined as plus or minus 15% of market medians for each executive position. With the fiscal 2012 decisions reported in this section below, total target compensation for Mr. Lawrence is closer to, but still significantly below, this competitive range. Taking our other named executive officers as a group, the fiscal 2012 decisions reported below position total target compensation within this competitive range.

Following are the specifics of fiscal 2012 decisions for the NEOs as they relate to each component of compensation.

Base Salary

The Committee targets base salaries to be competitive in the marketplaces in which we compete for key executive officers. The Committee considers available market data, referencing the peer group data and pay surveys (as discussed above), and targets pay to be within a reasonable range around the median. Our executive base salaries take into account competitive norms, scope and complexity of responsibilities, internal equity, the Company's financial condition, as well as the qualifications, experience and sustained individual performance of the executive.

Effective January 2012, the independent members of the Board approved a base salary increase for Mr. Lawrence of 14.3% from $700,000 to $800,000; this was intended to move his compensation toward a more competitive level relative to available market information. Effective August 2012, Ms. Mason's base salary was increased 11.3% due to her appointment as General Counsel and Vice President, Administration; her earlier January 2012 increase as Vice President, Human Resources was 2.6%. Base salary increases for the other NEOs in January 2012 ranged from 3.8% to 4.6%, principally to more closely reflect available competitive market information.

Executive	Title	2011 Base Salary	2012 Base Salary	% Increase
R. Bradley Lawrence	President and CEO	$700,000	$800,000	14.3%
Robert D. George	CFO, Vice President, and Corporate Development	$435,000	$452,000	3.9%
Frank E. Houston	Senior Group Vice President	$395,000	$410,000	3.8%
Marcia J. Mason *	General Counsel and Vice President, Administration	$302,000	$345,000	14.2%
Albert S. Yost	Group Vice President and Treasurer	$325,000	$340,000	4.6%

* Ms. Mason received a January 2012 base salary increase of 2.6% as Vice President Human Resources and a further increase of 11.3% in August 2012 related to her new assignment as General Counsel and Vice President, Administration.

Annual Incentive Compensation Plan

We provide executives with annual incentive opportunities contingent on meeting pre-defined financial goals for the year. The purpose of the annual incentive plan is to encourage our officers to make prudent decisions that will strengthen current year financial results for shareholders. No executive is eligible to receive annual incentive compensation unless the Company achieves a minimum level of performance recommended by the Committee at the beginning of the fiscal year and approved by the independent members of the Board.

For fiscal 2012, the Committee identified a target award amount of annual incentive compensation for each participant expressed as a percentage of the base salary rate in effect as of the last day of the fiscal year. This percentage varied in proportion to the level of the individual executive's responsibility within the Company, as well as a review of competitive compensation opportunities provided by Semler Brossy. The target award amount was not guaranteed, but reflected what would be payable if targeted results were achieved. Target annual incentive opportunities for the NEOs increased from fiscal 2011 levels to more closely reflect competitive levels (+ 20% for Mr. Lawrence to 80% of base salary from 60%; + 10% for other NEOs). The following table shows the fiscal 2012 target opportunities for each NEO under our annual incentive plan:

Executive	Title	Target Annual Incentive Compensation as % of Base Salary
R. Bradley Lawrence	Chairman, President and CEO	80%
Robert D. George	CFO, Vice President, and Corporate Development	50%
Frank E. Houston	Senior Group Vice President	50%
Marcia J. Mason *	General Counsel and Vice President, Administration	45%
Albert S. Yost	Group Vice President and Treasurer	45%

* Ms. Mason's actual annual incentive plan award was pro-rated to reflect the changes in salary and incentive target levels associated with the two positions she held in fiscal 2012. Her actual annual incentive award was calculated based on 9 months as Vice President Human Resources with a base salary of $310,000 and an incentive target of 40%, and three months as General Counsel and Vice President, Administration with a base salary of $345,000 and a target of 45%.

For fiscal 2012, the financial performance measure established for the annual incentive plan was fully-diluted net EPS. EPS is a critical measure of annual performance for our Company internally, as well as for our shareholders and for stock market analysts. The EPS goal in the annual incentive plan for fiscal 2012 was $5.16. This target was higher than the fiscal 2011 result of $4.27, which itself was an all-time record. As fiscal 2012 developed, our performance fell short of expectations due to delays or reductions in certain key customer programs and to operational problems. Even so, the fourth quarter finished strongly, bringing full-year EPS results (adjusted per the discussion above) to an overall achievement of 96.1% of our EPS target, on an adjusted basis as described above, and resulting in a 90.3% annual incentive payout for all NEOs. As discussed in more detail above, the Committee adjusted EPS for purposes of computing incentive awards to not penalize or benefit management for factors that were not reasonably foreseeable or within their control. The following table shows the potential payouts for each NEO under the fiscal 2012 annual incentive plan at various levels of EPS achievement (with linear interpolation for achievement between threshold and target and between target and maximum).

	Threshold	Actual*	Target	Maximum
Earnings Per Share	$3.61	$4.96	$5.16	$6.71
Payout (as a % of target award amount)	25%	90.3%	100%	200%

*Adjusted as explained above in the Company Performance in Fiscal 2012 section of this CD&A.

Actual award amounts under the annual incentive plan are reflected in the Summary Compensation Table for Fiscal 2012 included in this proxy statement.

After annual incentive award amounts were computed for fiscal 2012, the Committee had discretion under plan terms to adjust the actual payouts upward or downward by as much as 25% of the greater of the executive's computed award and the executive's target award amount to reflect the individual contributions. The Committee rarely makes such adjustments and did not make any to annual incentive awards for fiscal 2012. The Committee may only exercise downward discretion for CEO awards or those for any other executive where awards are intended to qualify as performance-based compensation under Section 162(m) of the IRC.

Long-Term Incentives

For fiscal 2012, we continued with a combination of stock option grants and a cash-based LTIP. Stock options help to align executive and shareholder interests by linking executive pay directly to share price appreciation. The cash-based LTIP continues to be based on EPS growth and ROIC, two metrics selected for their comparatively strong correlation with shareholder value over time. Further, the allocation of long-term incentive earning opportunities between option grants and the cash-based LTIP helps balance pay delivery and outcomes, and serves to engage our NEOs in concert with other executive compensation elements to:

- Focus on increasing total shareholder returns over the long term by concentrating on key drivers of share price;
- Consider and make reasonable, long-term investments by measuring performance over multiple years; and
- Use Company assets effectively in achieving earnings growth goals.

For fiscal 2012, long-term incentive opportunities increased for Messrs. Lawrence (+25%), Houston (+10%), Yost (+10%), and Ms. Mason (+10%), again with consideration to more closely aligning our executive pay levels with opportunities in the competitive market. The long-term incentive target award opportunities for each of our NEOs established in fiscal 2012 were as follows:

Executive	Title	Total target annual award value for options and cash LTIP as % of base salary	Target value (in thousands)	Percentage allocated to stock options	Percentage allocated to cash LTIP
R. Bradley Lawrence	Chairman, President and CEO	225%	$1,800.0	70%	30%
Robert D. George	CFO, Vice President, and Corporate Development	140%	$632.8	60%	40%
Frank E. Houston	Senior Group Vice President	125%	$512.5	60%	40%
Marcia J. Mason*	General Counsel and Vice President Administration	110%	$379.5	60%	40%
Albert S. Yost	Group Vice President and Treasurer	110%	$374.0	60%	40%

* Coincident with her promotion in August 2012, Ms. Mason's long-term incentive target was increased from 100% of base salary to 110%. Accordingly, her target award in the cash LTIP for the FY12-FY14 performance cycle was increased to $151,800, which is 40% of the total $379,500 long-term incentive target [($345,000 base salary)(110% target)(40% allocation)]. Ms. Mason received two stock option grants in

fiscal 2012: (1) In December 2011 she was granted a stock option to purchase 8,900 shares, which was equivalent to 60% of her long-term incentive target at that time; and, (2) In August 2012, she received an additional, one-time stock option grant to purchase 20,000 shares in connection with her promotion.

Stock Options

Management and the Committee determined the number of shares subject to each stock option grant using a Black-Scholes value per option of 40% of our Common Stock's face value at grant, using a representative price of $52.00 per share based on late November 2011 trading. Options were granted a week or so later on December 8, 2011, with an exercise price equal to the closing price of our Common Stock on that date ($51.08). The stock options granted to the NEOs in fiscal 2012 are disclosed in the Grants of Plan-Based Awards Table for Fiscal 2012 in this proxy statement. In January 2012, the Company discovered an administrative error in the size of the stock option issued to Mr. Lawrence in December 2010, having been issued for 38,600 shares rather than for 40,900, as approved. Accordingly, a stock option grant for the 2,300 share shortfall was issued to Mr. Lawrence in January 2012 with an exercise price of $64.56 (equal to the closing price of our Common Stock on December 9, 2010, which is the date of the original grant) to correct the administrative error and complete the grant approved by the independent members of the Board in December 2010. Also, the usual vesting periods for that supplemental grant were adjusted as a further equitable correction. This corrective stock option issued to Mr. Lawrence in January 2012 is also included in the Grants of Plan-Based Awards Table for Fiscal 2012.

The independent members of the Board grant stock options based on Committee recommendations, with an exercise price equal to the closing price of our Common Stock on the date of grant. Typically, each grant vests and becomes exercisable in four equal annual installments and continues to be exercisable until ten years from the date granted. Options carry value only as the Company's share price increases, thereby linking potential executive gains with the creation of shareholder value over time.

Generally, stock options to executives are granted once per year in December when other aspects of executive compensation are reviewed. The Committee may also recommend option grants at other times, such as in connection with promotions. In August 2012, Ms. Mason received a special stock option grant for 20,000 shares in connection with her new assignment to the General Counsel and Vice President, Administration role. We do not time employee stock option grants in coordination with the release of material nonpublic information for the purpose of affecting the value of compensation.

Cash-Based Long-Term Incentive Plan

The LTIP was first adopted in fiscal 2005 and was continued for fiscal 2012. In this plan, a new LTIP performance period begins with each fiscal year and extends for three years. Accordingly, there are three overlapping LTIP performance periods running at any given time. For example, currently, the 2011-2013 cycle is in its last year, the 2012-2014 cycle is in its second year, and the 2013-2015 cycle is in its first year. The two relevant cycles for purposes of fiscal 2012 compensation are: (1) the 2010-2012 cycle which ended on the last day of fiscal 2012 and for which payments were made in early fiscal 2013; and (2) the 2012-2014 cycle for which target opportunities were set in early fiscal 2012.

In December 2011, the independent members of the Board assigned each participating executive a target opportunity for the 2012-2014 performance cycle based on compensation survey data and on Committee recommendations, as discussed above. The target opportunity is not guaranteed, but reflects what will be payable if the Company achieves established performance goals. Actual awards paid may be larger or smaller than target depending on Company performance over the three-year period. Award opportunities range from 0% to 400% of target opportunities. The 400% maximum award opportunity is intended to provide meaningful upside for significant outperformance relative to our performance targets, which is in keeping with our entrepreneurial management orientation. Actual awards are generally made in cash, but may also be made in a combination of cash and shares in accordance with the stock ownership policy that applies to executive officers, as discussed in the Compensation Decision Process section of this CD&A.

There are two performance goals under the LTIP: (1) growth in EPS and (2) ROIC. Payout amounts under the LTIP are determined based on the level of achievement of each of these two performance goals relative to each other, pursuant to a matrix where EPS growth is one axis and ROIC is the other axis. For purposes of the LTIP: (1) growth in EPS is based on all operating earnings and is calculated as the compound annual growth rate measured from the beginning of the base year to the end of the last year in a given performance cycle; and (2) ROIC is calculated as net income (before extraordinary items) divided by the monthly average invested capital during the corresponding fiscal year, averaged over the applicable performance cycle and expressed as a percentage. Again, these two performance measures were selected for the LTIP for their direct correlation with the creation of shareholder value over time.

The performance goals established for the 2010-2012 performance cycle and the 2012-2014 performance cycle are the same and consistent with expectations for longer-term performance in the market, inclusive of option expenses: 10% EPS growth and 6.0% ROIC. Generally, we hold these performance goals consistent over time, viewing them as longer-term standards for strong performance, with lesser regard to point-in-time economic conditions.

We review these performance goals and the plan's matrix periodically to ensure continuing effectiveness. For awards under both the 2010-2012 and 2012-2014 performance cycles to equal 400% of target amounts, EPS would need to grow by 32% or more, and ROIC would need to equal or exceed 10%. For the 2010-2012 performance cycle, actual achievement of the growth in EPS goal was 7.4% and actual achievement of the ROIC goal was 6.5%. Accordingly, executives were paid 101.6% of their respective target amounts. The calculation of the results used the adjusted $4.96 EPS for fiscal 2012, as explained in more detail in the Company Performance in Fiscal 2012 section of this CD&A. Had the Committee not adjusted EPS for fiscal 2012 to eliminate the goodwill impairment, there would have been no payout under the LTIP for the 2010-2012 performance cycle. Nevertheless, due to the period-over-period compound annual growth formula that is intrinsic to the plan design, estimated projected payouts for the six years from fiscal 2012 through fiscal 2017 would have been the same amount in total with or without the fiscal 2012 adjustments to EPS. Thus, the Committee's decision to use an adjusted EPS amount for purposes of calculating LTIP results reduced volatility in plan results, but should not increase projected total payments over time, all other factors being equal. Actual award amounts under the LTIP are reflected in the Summary Compensation Table for Fiscal 2012 in this proxy statement.

Benefits and Other Programs

Executive officers are allowed to participate in the Company's standard benefit programs that are generally available to other U.S.-based employees, including medical, dental, life, disability, pension, 401(k), employee assistance, and similar retirement and health and group insurance plans.

In addition, each of our executive officers based in the U.S. is eligible to participate in a supplemental executive retirement pension plan that permits benefits to be earned on compensation that is in excess of certain statutory limits that apply to the traditional pension plan, as more fully described in the Pension Benefits section of this proxy statement. The Committee believes that these programs are important attraction and retention tools, and that they are reasonable because they are designed to provide executives the same benefits as other employee participants, albeit on above-limit compensation. Executive officers are also eligible to participate in an executive supplemental retirement and deferred compensation plan that allows participants to defer compensation in excess of certain statutory limits in the tax-qualified 401(k) plan and provides a Company match on deferred compensation amounts that exceed certain limits in the tax-qualified 401(k) plan, allowing executives to earn an equivalent portion in Company matching funds as that available to the general workforce in the tax-qualified plan, as more fully described in the Nonqualified Deferred Compensation Section of this proxy statement. The Company does not pay or guarantee above-market returns. The appreciation, if any, in the account balances of plan participants is due solely to contributions by participants, any Company matching contributions and the underlying performance of the investment funds selected by the participants.

Consistent with past practice, internal equity and independent advice from Towers Watson, the Committee's outside advisor at the time, the Board approved an enhancement to the CEO's supplemental retirement formula in September 2009. The enhanced formula allows the CEO to earn pension benefits at the same accrual rate (1.6% per year of service) as other longer-service executive officers and recognizes Mr. Lawrence's entire service with Esterline in that calculation.

Executive officers also receive automobile allowances based on competitive market benchmarks, as do the Company's subsidiary presidents and certain sales personnel. Similarly, executive officers are eligible for relocation benefits under standard Company policy, which may be enhanced for executive officers and other management employees on a case-by-case basis. Certain executive officers and other senior managers also receive limited financial planning services, airline club memberships and an annual physical. Where applicable, the value of these items is disclosed in the Summary Compensation Table for Fiscal 2012 and accompanying notes. These benefits are a very small percentage of total compensation for NEOs. The Company does not provide executives with a tax gross-up to cover personal income taxes that might apply to any of these benefits, except in the case of certain company-required, actual relocation costs that an officer must include as regular income, and for taxes due on temporary housing stipends that are provided as a transition measure to assist an executive who has relocated to a substantially higher-cost area.

Change in Control Arrangements

To help ensure key officers focus their energy and attention on the best interests of the Company's shareholders, we have entered into "double-trigger" change in control termination protection agreements with our officers, including the NEOs. These agreements are designed to protect our executives in the event of a change in control, by assuring compensation benefits if an executive were terminated without cause or were to resign for good reason following a change in control. The Committee believes the amounts payable under these agreements provide our executives with reasonable protection, both in principle and with consideration to competitive market practice. These agreements are more fully described in the Termination of Employment and Change in Control Arrangements section of this proxy statement.

The Committee believes it is important to balance the need to provide an incentive for the NEOs to seek out and complete transactions that are in the best interests of the Company and its shareholders, while limiting option acceleration to events intended to protect the Company from certain types of change in control transactions and to events that defeat the retention purpose of time-vested equity, which results if the acquiring company does not assume or replace options. For these reasons, all options issued under the Company's 2004 Equity Incentive Plan, including those granted to the NEOs, become immediately vested and exercisable upon the consummation of certain events constituting a change in control of the Company, such as the acquisition by a third party of a significant portion of the Company's outstanding securities or if there is a significant change in the composition of the Board. However, in the event of a merger or other similar transaction, only options not assumed or replaced by the acquiring company will become immediately vested and exercisable. See the Termination of Employment and Change in Control Arrangements section of this proxy statement for further detail.

The Company does not provide executives with a tax gross-up to cover personal income or excise taxes that may apply to any of these change in control benefits.

Fiscal 2013 Executive Compensation Program Changes

From time to time, we review and make adjustments to our executive pay programs to help ensure continuing effectiveness within the context of (1) our long-standing principles of fairness – internally among our executives and externally relative to competitors; and (2) our commitment to paying for performance – where pay outcomes link directly to the Company's operational and financial performance or to share price performance. For fiscal 2013, we are making three key changes to our executive pay programs that will affect our NEOs:

- *Adding return on sales as a second performance measure in our annual incentive program:* EPS will remain the principal focus, and return on sales will help capture managerial efficiency and qualify the EPS result, thereby strengthening our annual performance assessment.

- *Updating the definition of ROIC in our LTIP and increasing the ROIC performance goal:* The new ROIC definition will more closely reflect external perspectives on returns, and will therefore allow more direct comparisons of our ROIC with other companies. The principal changes to the ROIC formula are: (1) adding back interest expense to the numerator -- on a tax-adjusted basis -- to render the calculation more or less neutral with respect to debt and equity financing; and (2) subtracting cash from the denominator because cash is not fully employed, and therefore is not expected to generate a meaningful return. Apart from and in addition to this definition change, performance requirements for ROIC will increase for the 2013-2015 performance cycle, consistent with our increasing expectations for ROIC results over time.
- *Introducing restricted stock units as a third long-term incentive vehicle:* Beginning with fiscal 2013 grants (made in December 2012), RSUs will complement stock options and the LTIP. At grant, these new RSUs will make up roughly 25% of the overall long-term incentive value, and they will vest in full at the third anniversary of grant. RSUs will address executive retention as a key program objective more so than stock options and the LTIP. They will also provide for more natural accumulation of stock ownership over time. Thus, these RSUs will underscore our program's strong orientation to the alignment of executive and shareholder interests.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors has reviewed and discussed with management the above CD&A. Based on that review and discussion, the Committee has recommended to the Board that this CD&A be included in this proxy statement.

Respectfully submitted,

ANTHONY P. FRANCESCHINI, CHAIRMAN
DELORES M. ETTER
PAUL V. HAACK
JERRY D. LEITMAN
HENRY W. WINSHIP IV [3]

STATEMENT REGARDING COMPENSATION PRACTICES

In fiscal 2012, the Compensation Committee and management continued their practice of conducting a comprehensive review of our compensation programs, including executive compensation and major broad-based compensation programs in which salaried and hourly employees at various levels of the organization participate. The goal of this review was to assess whether any of our compensation programs, either individually or in the aggregate, would encourage executives or employees to undertake unnecessary or excessive risks that were reasonably likely to have a material adverse impact on our business.

The Compensation Committee reviewed an inventory of our variable pay and sales commission plans, considering the number of participants in each plan, the target and maximum payment potential, and the performance goals of each plan. The Compensation Committee concluded that these programs were appropriate for our businesses and highly unlikely to create a material risk.

Although the programs are generally designed to pay for performance and provide incentive-based compensation, the programs contain various mitigating factors to ensure our employees, including our NEOs, are not encouraged to take unnecessary risks in managing our business. These factors include:

[3] Mr. Winship was appointed to the Compensation Committee on December 13, 2012 and, therefore, did not attend or participate in any Compensation Committee meetings or deliberations in fiscal or calendar year 2012.

- Oversight of programs (or components of programs) by committees of the Board, including the Compensation Committee;
- Discretion provided to the Board and the Compensation Committee (including negative discretion) to set targets, monitor performance and determine final payouts for executive-level incentive plans;
- Oversight of programs by a broad-based group of functions within the organization, including the CEO, CFO, General Counsel, group vice presidents, vice president of Human Resources, and at multiple levels within the organization (both corporate and business units);
- Target awards that are indexed on base pay, which is determined based on market data and the merit of individual performance; further, Company policy and practices control base pay levels carefully through analysis, reporting, and executive approvals that ensure we compensate employees fairly;
- Incentives focused primarily on the use of broad-based financial metrics (such as growth in operating profit and return on investment), including a mixture of consolidated and business-specific goals, with no one factor receiving an excessive weighting;
- A mixture of programs that provide focus on both short- and long-term goals and that provide a mixture of cash and equity compensation;
- Our long-term cash incentive plan focuses on operating earnings growth and average return on operating investment over overlapping three-year award periods. This creates a focus on driving sustained performance over multiple award periods, mitigating the potential for executives to take excessive risks to drive short-term performance spikes in any one award period;
- Capping the potential payouts -- under both short- and long-term incentive plans -- to eliminate the potential for dramatic or risky windfalls;
- Service-based vesting conditions with respect to equity grants; and
- The long-term ownership interests in the Company held by our key executive officers and by members of the Board of Directors.

As a result of this review, both management and the Compensation Committee concluded that our total compensation plans, programs and practices are structured in the best interest of the Company and its shareholders. They are appropriately tailored to encourage employees to grow our business, but not incent them to do so in a way that poses unnecessary or excessive material risk to us.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

All members of the Compensation Committee during the 2012 fiscal year, each of whom was listed in "Board and Board Committees - Compensation Committee" were independent directors and no member was an employee or former employee. No Compensation Committee member had any relationship requiring disclosure under Item 404 of Regulation S-K. No executive officer of the Company has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of the Board of Directors or the Compensation Committee during the 2012 fiscal year.

ADDITIONAL INFORMATION REGARDING EXECUTIVE COMPENSATION

The following tables and accompanying narrative disclosure should be read in conjunction with the CD&A, which presents the objectives of our executive compensation and benefits programs.

Summary Compensation Table for Fiscal 2012

The table below summarizes certain compensation information for fiscal 2012 for our NEOs, who include the CEO, CFO and the three other most highly-compensated executive officers of the Company who were serving as executive officers at the end of fiscal 2012.

Name and Principal Position	Year	Salary ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	Change in Pension Value & Nonqualified Deferred Compensation Earnings ($) (3)	All Other Compensation ($) (4)	Total ($)
R. Bradley Lawrence	2012	$ 782,692	$ 1,564,732	$ 943,680	$ 662,847	$ 50,216	$ 4,004,167
Chairman, President and	2011	682,692	1,264,233	436,968	449,335	50,877	2,884,105
CEO	2010	600,000	1,812,589	922,724	678,531	49,935	4,063,779
Robert D. George	2012	449,058	450,889	441,619	387,394	29,478	1,758,438
CFO, Vice President and	2011	431,971	699,567	265,692	230,519	29,220	1,656,969
Corporate Development	2010	417,500	475,010	722,268	219,565	33,997	1,868,340
Frank E. Houston	2012	407,404	364,654	338,734	373,146	26,064	1,501,001
Senior Group Vice President	2011	392,404	373,375	211,932	256,632	15,953	1,250,296
	2010	376,538	354,616	527,340	217,272	29,334	1,505,100
Marcia J. Mason *General Counsel and Vice President, Administration*	2012	317,365	769,460	236,883	331,160	23,044	1,677,913
Albert S. Yost	2012	337,404	266,099	249,919	75,942	60,890	990,253
Group Vice President and	2011	310,962	248,916	153,128	35,575	87,767	836,348
Treasurer	2010	271,538	560,195	389,548	19,301	192,396	1,432,978

(1) Represents the aggregate grant date fair value of option awards granted during the fiscal year, computed in accordance with ASC 718. Assumptions used to calculate these amounts are included in Note 13, "Employee Stock Plans," of the audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended October 26, 2012.

(2) For fiscal 2012, represents amounts earned under the annual incentive plan and the 2010-2012 performance cycle under the LTIP. Amounts earned under the annual incentive plan for fiscal 2012 were: Mr. Lawrence, $577,920; Mr. George, $204,078; Mr. Houston, $185,115; Ms. Mason, $119,027; Mr. Yost, $138,159. Amounts earned under the 2010-2012 performance cycle under the LTIP were: Mr. Lawrence, $365,760; Mr. George, $237,541; Mr. Houston, $153,619; Ms. Mason, $117,856; Mr. Yost, $111,760.

(3) Represents the annual increase in the actuarial present value of accumulated benefits under our Pension Plan and Supplemental Executive Retirement Plans (SERP – Pre 2005 and 2005+).

(4) For fiscal 2012, includes match payments under the Company's 401(k) plan ($7,500 for each NEO and the Company's Supplemental Executive Retirement & Deferred Compensation Plan (Mr. Lawrence, $24,648; Mr. George, $10,284; Mr. Houston, $8,663; Ms. Mason, $4,493; Mr. Yost, $5,015). Also includes the following for each NEO: Mr. Lawrence (automobile allowance, financial planning, club memberships and cost of annual physical); Mr. George (automobile allowance, club memberships and cost of annual physical); Mr. Houston (automobile allowance); Ms. Mason (automobile allowance and club memberships); Mr. Yost (automobile allowance, financial planning and club memberships). For Mr. Yost, the amount also includes $19,595 for a living stipend and $10,551 of tax gross-up on the living stipend. We value the incremental cost to us for these benefits based on the actual costs or charges incurred by us for the benefits.

Grants of Plan-Based Awards Table for Fiscal 2012

The following table provides information regarding grants of plan-based awards to the NEOs under our 2012 Annual Incentive Compensation Plan, LTIP and the 2004 Equity Incentive Plan during fiscal 2012.

Name	Approval Date	Grant Date		Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($)	Target ($)	Maximum ($)	All Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Option Awards ($)
R. Bradley Lawrence	—	—	(1)	$ 160,000	$ 640,000	$ 1,280,000	—	$ —	$ —
	—	—	(2)	—	540,000	2,160,000	—	—	—
	12/08/11	12/08/11	(3)	—	—	—	60,600	51.08	1,493,108
	01/04/12	01/04/12	(4)	—	—	—	2,300	64.56	71,624
Robert D. George	—	—	(1)	56,500	226,000	452,000	—	—	—
	—	—	(2)	—	253,000	1,012,000	—	—	—
	12/08/11	12/08/11	(3)	—	—	—	18,300	51.08	450,889
Frank E. Houston	—	—	(1)	51,250	205,000	410,000	—	—	—
	—	—	(2)	—	205,000	820,000	—	—	—
	12/08/11	12/08/11	(3)	—	—	—	14,800	51.08	364,654
Marcia J. Mason (5)	—	—	(1)	32,953	131,813	263,626	—	—	—
	—	—	(2)	—	151,800	607,200	—	—	—
	12/08/11	12/08/11	(3)	—	—	—	8,900	51.08	219,285
	06/06/12	08/01/12	(3)	—	—	—	20,000	57.03	550,175
Albert S. Yost	—	—	(1)	38,250	153,000	306,000	—	—	—
	—	—	(2)	—	150,000	600,000	—	—	—
	12/08/11	12/08/11	(3)	—	—	—	10,800	51.08	266,099

(1) This shows the potential value of the payout for each NEO under the 2012 Annual Incentive Compensation Plan if the threshold, target or maximum goals are satisfied. The potential payouts are performance driven and therefore completely at risk. The business measurements, performance goals and calculation for determining the payout are described in the Compensation Discussion and Analysis section of this proxy statement. Actual amounts earned are disclosed in the Summary Compensation Table for Fiscal 2012 in this proxy statement.

(2) This shows the potential value of the payout for each NEO under the LTIP if the target or maximum goals of the 2012-2014 performance cycle are satisfied. There is no threshold for this award. The potential payouts are performance driven and therefore completely at risk. The business measurements, performance goals and calculation determining the payout are described in the Compensation Discussion and Analysis section of this proxy statement. Any payouts under the 2012-2014 performance cycle will be made in fiscal 2015.

(3) The grants were made pursuant to the Company's 2004 Equity Incentive Plan. The exercise price of the options is equal to the closing price of the Common Stock on the date of grant. The options vest at the rate of twenty-five percent per year on each of the first four anniversaries of the date of grant.

(4) This grant was made pursuant to the Company's 2004 Equity Incentive Plan and was a supplemental grant to correct an administrative error on the December 2010 grant Mr. Lawrence received. The exercise price of the option is equal to the closing price of the Common Stock on the date of original grant. In addition, the usual vesting periods were adjusted as a further equitable correction, such that twenty-five percent of the grant vested immediately and the remaining portion vests at the rate of twenty-five percent per year on each of the first three anniversaries of the date of grant.

(5) Ms. Mason was promoted to General Counsel and Vice President, Administration on August 1, 2012. With that promotion, her target under the 2012 Annual Incentive Compensation Plan was increased and the actual amount earned was prorated under each target. Also with that promotion, her target under the LTIP was increased.

Annual Incentive Compensation Plan and LTIP

Payments under the 2012 Annual Incentive Compensation Plan and the LTIP are tied to key measures of corporate performance relating to the following financial objectives: earnings per share, growth in earnings per share and return on invested capital. For additional information regarding the 2012 Annual Incentive Compensation Plan and the LTIP, please refer to the Compensation Discussion and Analysis section of this proxy statement.

2004 Equity Incentive Plan

Equity awards granted to our executive officers in fiscal 2012 consisted of stock options granted under the Company's 2004 Equity Incentive Plan. Stock options have a term of ten years and typically vest in equal annual installments over the period from the date of grant until the fourth anniversary of the date of grant. The exercise price for all stock options is equal to the closing price of the Common Stock on the date of grant.

Promotion Memo to Marcia J. Mason

As described in the Executive Summary of the Compensation Discussion and Analysis section of this proxy statement, on August 1, 2012, the Board promoted Ms. Mason to General Counsel and Vice President, Administration. In consideration of that promotion, the Board approved increases to Ms. Mason's compensation, which were conveyed to Ms. Mason in a promotion memo dated August 1, 2012. These changes included (i) a base salary increase of $35,000 to $345,000; (ii) an increase in her target under the Company's 2012 Annual Incentive Compensation Plan to 45% of base salary, or $155,250; (iii) an increase in long-term incentive compensation of $69,500 to $379,000, or 110% of annual base salary, which resulted in an increase in her target under the LTIP to $151,800, or 44% of annual base salary, for the FY12-FY14 performance cycle. In addition, Ms. Mason received a one-time stock option grant to purchase 20,000 shares in connection with her promotion.

Offer Letter to Albert S. Yost

Pursuant to Mr. Yost's offer letter on November 23, 2009, in addition to other standard compensation arrangements, Mr. Yost received a temporary annual housing stipend of $55,650 for two years ending in November 2011, and of $27,825 for two years ending in November 2013, which reflects the increase in housing expense in moving to the Bellevue, Washington area.

Fixed Cash Compensation in Proportion to Total Compensation

The proportion of fixed cash compensation (salary) compared to total compensation (as reported in the Summary Compensation Table for Fiscal 2012 included in this proxy statement) varies somewhat among the NEOs. Specifically, allocation among the different components of compensation varies based on the position and level of responsibility and on market data provided by Semler Brossy that reflects the practices of other companies. For example, those NEOs with the greater ability to influence our performance will have a higher level of at-risk compensation in the form of an increased percentage of total compensation in stock options and cash-based incentive plan target awards. The lower the level of influence of an executive, the higher the percentage of their total compensation is in the form of base salary with a correspondingly lower percentage of stock options and cash-based incentive plan target awards. In general, the proportion of at-risk compensation increases with base salary level, which usually indicates relative scope and level of responsibility, such that those with higher salaries also have more of their total compensation at risk. Accordingly, executive compensation for higher-level executives is set to align closely with shareholder and Company long-term shared interests. In fiscal 2012, the percentage of fixed cash compensation as compared to total compensation was 25% for the CEO. For the other NEOs, the average percentage of fixed cash compensation as compared to total compensation ranged was 37%.

Outstanding Equity Awards Table at Fiscal Year End 2012

The following table summarizes the total outstanding equity awards held as of October 26, 2012, by each of the NEOs.

			Option Awards			
			Number of Securities Underlying Unexercised Options			
Name	Grant Date		Exercisable (#)	Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
R. Bradley Lawrence	06/08/04	(1)	7,500	—	$ 26.24	06/08/14
	12/07/06	(1)	25,000	—	38.91	12/07/16
	12/06/07	(1)	8,800	—	53.00	12/06/17
	12/11/08	(1)	11,850	3,950	32.00	12/11/18
	06/04/09	(1)	15,000	5,000	29.86	06/04/19
	11/02/09	(1)	15,000	15,000	42.10	11/02/19
	12/10/09	(1)	26,000	26,000	41.00	12/10/19
	12/09/10	(1)	9,650	28,950	64.56	12/09/20
	12/08/11	(1)	—	60,600	51.08	12/08/21
	01/04/12	(2)	575	1,725	64.56	01/04/22
Robert D. George	12/04/03	(1)	12,000	—	23.85	12/04/13
	12/09/04	(1)	12,000	—	34.30	12/09/14
	06/02/05	(1)	5,500	—	38.90	06/02/15
	12/08/05	(1)	17,500	—	38.98	12/08/15
	12/07/06	(1)	20,800	—	38.91	12/07/16
	12/06/07	(1)	17,100	—	53.00	12/06/17
	12/11/08	(1)	20,025	6,675	32.00	12/11/18
	12/10/09	(1)	10,850	10,850	41.00	12/10/19
	12/09/10	(1)	3,825	11,475	64.56	12/09/20
	07/26/11	(1)	1,250	3,750	78.24	07/26/21
	12/08/11	(1)	—	18,300	51.08	12/08/21
Frank E. Houston	12/08/05	(1)	9,500	—	38.98	12/08/15
	12/07/06	(1)	11,500	—	38.91	12/07/16
	12/06/07	(1)	9,800	—	53.00	12/06/17
	12/11/08	(1)	12,975	4,325	32.00	12/11/18
	12/10/09	(1)	8,100	8,100	41.00	12/10/19
	12/09/10	(1)	2,850	8,550	64.56	12/09/20
	12/08/11	(1)	—	14,800	51.08	12/08/21
Marcia J. Mason	12/07/06	(1)	5,100	—	38.91	12/07/16
	12/06/07	(1)	8,400	—	53.00	12/06/17
	12/11/08	(1)	9,900	3,300	32.00	12/11/18
	12/10/09	(1)	5,400	5,400	41.00	12/10/19
	12/09/10	(1)	1,900	5,700	64.56	12/09/20
	12/08/11	(1)	—	8,900	51.08	12/08/21
	08/01/12	(1)	—	20,000	57.03	08/01/22
Albert S. Yost	12/07/06	(1)	275	—	38.91	12/07/16
	05/01/07	(1)	2,500	—	41.97	05/01/17
	12/06/07	(1)	1,700	—	53.00	12/06/17
	12/11/08	(1)	1,700	850	32.00	12/11/18
	11/23/09	(1)	12,500	12,500	41.97	11/23/19
	12/09/10	(1)	1,900	5,700	64.56	12/09/20
	12/08/11	(1)	—	10,800	51.08	12/08/21

(1) Options vest and become exercisable in four equal annual installments beginning on the first anniversary of the grant date.

(2) One fourth of the option vested and became exercisable immediately on the grant date and the remaining portion of the option vests and becomes exercisable in three equal annual installments beginning on the first anniversary of the grant date.

Option Exercises in Fiscal 2012

The following table summarizes the option awards exercised during fiscal 2012 for each of the NEOs.

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)
R. Bradley Lawrence	—	$ —
Robert D. George	10,000	421,000
Frank E. Houston	—	—
Marcia J. Mason	—	—
Albert S. Yost	—	—

(1) Represents the difference between the exercise price and the fair market value of our Common Stock on the date of exercise.

Retirement Benefits

Pension Benefits for Fiscal 2012

The table below provides information as of October 26, 2012, regarding the number of years of credited service, the present value of accumulated benefits payable at normal retirement age, and any payments made during the last fiscal year with respect to the Esterline Technologies Retirement Plan (the "Pension Plan"), the Esterline Corporation Supplemental Retirement Income Plan for Key Executives (the "SERP Pre 2005"), and the Esterline Technologies Corporation Supplemental Retirement Income Plan (the "SERP 2005+"). Esterline froze the SERP Pre 2005 plan on December 31, 2004, and the SERP 2005+ plan became effective January 1, 2005. No payments were made from these plans to any of the NEOs during fiscal 2012.

Name	Plan Name	Number of Years of Credited Service	Present Value of Accumulated Benefit ($) (1)	Payments During Last Fiscal Year ($)
R. Bradley Lawrence	Pension Plan	5.77	$ 115,712	$ —
	SERP Pre 2005	N/A	—	—
	SERP 2005+ (2)	10.12	1,750,061	—
	Total		$ 1,865,773	$ —
Robert D. George	Pension Plan	14.83	$ 479,863	$ —
	SERP Pre 2005	7.00	187,983	—
	SERP 2005+	7.83	767,057	—
	Total		$ 1,434,903	$ —
Frank E. Houston	Pension Plan	26.83	$ 1,050,496	$ —
	SERP Pre 2005	N/A	—	—
	SERP 2005+	7.59	445,379	—
	Total		$ 1,495,875	$ —
Marcia J. Mason	Pension Plan	18.83	$ 750,618	$ —
	SERP Pre 2005	11.00	126,476	—
	SERP 2005+	7.83	569,163	—
	Total		$ 1,446,257	$ —
Albert S. Yost	Pension Plan	5.19	$ 118,595	$ —
	SERP Pre 2005	N/A	—	—
	SERP 2005+	2.94	33,767	—
	Total		$ 152,362	$ —

(1) The assumptions and methodology used in calculating the estimated present values shown in this column are generally consistent with those used and disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended October 26, 2012, except that the NEOs are assumed to retire at their earliest unreduced retirement age (age 65) or their current age, if later, and no pre-retirement terminations or deaths are assumed to occur. Also, no additional compensation or service is assumed beyond the October 26, 2012, calculation date. The specific relevant assumptions include a discount rate of 3.85% and post-retirement mortality based on the 2013 PPA Combined Mortality tables for males and females.

(2) Effective November 1, 2009, with the promotion to CEO, Mr. Lawrence received a SERP formula enhancement. The enhancement includes accruing SERP 2005+ benefits using the Pension Plan's final average pay formula and recognizes services under the plan from his date of hire rather than from his original SERP appointment. The present value of the enhancement is $1,439,081 as of the end of fiscal 2012.

Esterline's Pension Plan is a broad based, tax-qualified defined benefit pension plan that provides a benefit to eligible employees of the Company. Approximately 43% of all U.S. employees are eligible to participate in the Pension Plan.

Qualified pension benefits are based on a final average pay formula, which takes into account years of service and highest five-year average earnings, or a cash balance formula, with annual pay credits ranging from 2% to 6% of earnings plus an additional 2% of earnings in excess of the annual Social Security Taxable Wage Base, and interest credits which vary annually based on certain external indices. Earnings include base pay and annual and long-term incentive pay subject to statutory limitations. As of January 1, 2003, participants were given the option of continuing to accrue benefits under the final average pay formula, or to earn benefits under the cash balance formula. Since that date, all new participants are enrolled in the cash balance formula. Participants earning benefits under the final average pay formula must contribute 1% of after-tax compensation each year, while no employee contributions are required under the cash balance formula.

The standard form of benefit payment is a single life annuity for participants who are not married and a 50% joint and surviving spouse annuity for married participants. Alternatively, participants may elect a joint and surviving spouse annuity with a continuation percentage of 75% or 100%, or a life annuity with payments guaranteed for a 5-year, 10-year or 15-year period. Benefits earned under the cash balance formula may also be paid as a lump sum.

The annual benefit at normal retirement (age 65) under the final average pay formula is the participant's highest five-year average pay less the participant's primary Social Security benefit times 1.6%, times the participant's credited service up to 30 years. Participants are eligible to receive early retirement benefits when they have completed five years of plan participation and their age plus service equals 65 years. NEOs who are eligible for early retirement are Mr. George, Mr. Houston and Ms. Mason. Mr. Houston is eligible under the Pension Plan and the SERP 2005+. Mr. George and Ms. Mason are eligible under the Pension Plan, the SERP Pre 2005, and the SERP 2005+. For participants who elect to receive benefits prior to age 65, benefits are reduced by 6 2/3% per year between ages 60 and 65, 3 1/3% per year between ages 55 and 60, 3% per year between ages 50 and 55, and 2% per year below age 50.

The Supplemental Executive Retirement Plans (SERP – Pre 2005 and 2005+) provide benefit formulas and early retirement formulas that are similar to the final average pay formula and the cash balance formula in the Pension Plan, but permit benefits to be earned on compensation that is in excess of certain statutory limits that apply to the Pension Plan. However, amounts earned under the long-term incentive compensation plan are excluded from earnings used in the benefit formulas of the SERPs.

Nonqualified Deferred Compensation Table for Fiscal 2012

The table below provides information as of October 26, 2012, regarding each NEO's activity in the Esterline Technologies Supplemental Executive Retirement & Deferred Compensation Plan (the "DC SERP"). It includes information on executive voluntary contributions, Company contributions and aggregate earnings during the fiscal year. There were no distributions from the DC SERP in fiscal 2012.

Name	Executive Contributions in Last Fiscal Year ($) (1)	Registrant Contributions in Last Fiscal Year ($) (2)	Aggregate Earnings in Last Fiscal Year ($) (3)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year End ($) (4)
R. Bradley Lawrence	$ 57,368	$ 24,648	$ 22,274	$ —	$ 292,024
Robert D. George	60,154	10,284	41,256	—	438,944
Frank E. Houston	26,294	8,663	10,568	—	165,981
Marcia J. Mason	12,235	4,493	5,447	—	125,145
Albert S. Yost	27,123	5,015	20,006	—	243,961

(1) Represents elective deferrals of compensation that are also reported as compensation earned in the Summary Compensation Table for Fiscal 2012 in this proxy statement.

(2) Represents Company matching contributions to the DC SERP earned in fiscal 2012. Company contributions are also reported in the All Other Compensation column of the Summary Compensation Table for Fiscal 2012 in this proxy statement.

(3) Represents increases/decreases due to dividends, earnings, fees and investment gains/losses.

(4) Includes Company contributions earned in fiscal 2012 that will not be made until early 2013 following calendar and qualified plan year closing activities. Also includes amount reported in prior years.

The DC SERP became effective on January 1, 2007. The plan provides an opportunity for participants to defer a portion of their cash compensation to be paid as a lump sum or in 10 annual installments upon retirement or at another future date. The executives may defer up to 75% of base pay and annual incentive compensation and up to 100% of long-term incentive compensation. Investment earnings are pursuant to each executive's individual elections from among available investment options, substantially similar to those in the Company's tax-qualified 401(k) plan, and are subject to daily valuation.

The DC SERP provides a Company match on part of the deferred compensation based on a formula that is substantially the same as that in the Company's tax-qualified 401(k) plan. The Company match applies to deferred compensation amounts that exceed certain statutory limits in the tax-qualified 401(k) plan. However, amounts earned under the long-term incentive compensation plan are excluded from earnings used in the match calculation of the DC SERP.

Termination of Employment and Change in Control Arrangements

Termination Protection Agreements. The Company has entered into termination protection agreements with the NEOs which are designed to induce them to remain in the employ of the Company or any successor company in the event of a "Change in Control Event" by assuring compensation benefits if an officer is terminated without "Cause" or resigns for "Good Reason," as defined in the agreements. In the event of such termination within two years after the day preceding a Change in Control Event, the agreements provide for:

- a pro rata amount of the average compensation received during the prior two years, calculated as follows: the average compensation received during the prior two years multiplied by a fraction, the numerator of which is the number of days the executive was employed during the fiscal year in which termination occurs and the denominator of which is 365, with the product reduced (but not below zero) by the base salary and car allowance paid to the executive with respect to his/her employment during the fiscal year in which termination occurs;
- a lump sum payment equal to all other earned, but unpaid amounts;

- a lump sum payment equal to three times the average compensation paid during the prior two years;
- reimbursement of certain legal fees and expenses associated with enforcing the agreement; and
- continuation of life insurance, health and accident and disability benefits for the remainder of the initial two-year period or until other full-time employment is accepted, unless participation in the Company's plans or programs is not practicable, in which case the Company may provide the executive with substantially similar benefits or cash compensation on an after-tax basis sufficient for the executive to purchase such benefits.

In the event any payments under the termination protection agreements are considered to be "excess parachute payments" under Section 280G of the IRC, either alone or together with other Company payments, the payments will be reduced so that the payments will not be treated as "excess parachute payments." However, this payment reduction will only take place if the reduction would provide to the officer a greater net, after-tax benefit than he or she would receive if the payments were not subject to the reduction.

For purposes of the termination protection agreements, the following definitions apply:

"Cause" is generally defined as:

- the willful and continued failure by the executive to substantially perform his duties and obligations to the Company (other than any such failure resulting from illness, sickness, or physical or mental incapacity) which failure continues after the Company has given notice to the executive; or
- the willful engaging by the executive in misconduct that is significantly injurious to the Company, monetarily or otherwise.

"Good Reason" is generally defined as:

- a material diminution in the executive's authority, duties, or responsibilities, including, for example, assignment to the executive of any duties inconsistent with, or the reduction of powers or functions associated with, his positions, duties, responsibilities and status with the Company immediately prior to the transaction or any removal of the executive from or any failure to re-elect the executive to any positions or offices the executive held immediately prior to the transaction, except in connection with the termination of the executive's employment by the Company for cause or for disability, or a material negative change in the employment relationship, such as the failure to maintain a working environment conducive to the performance of the executive's duties or the effective exercise of the powers or functions associated with the executive's position, responsibilities and status with the Company immediately prior to the transaction;
- the Company's failure to pay the executive a monthly base salary at least equal to the then applicable minimum base salary provided for in the agreement;
- the Company's failure to pay the executive, within 75 days following the end of a fiscal year, compensation with respect to each such fiscal year ending after the transaction in an amount at least equal to the minimum total compensation provided for in the agreement;
- the Company's mandatory transfer of the executive to another geographic location, without the executive's consent, outside of a twenty (20) mile radius from the executive's current location;
- Company action or omission, in its capacity as a plan administrator or otherwise, that would adversely affect the executive's participation in any fringe benefit program in effect at the time of the transaction, or materially reduce the value of his or her benefits under any such program; or
- failure by the Company to obtain an assumption of the obligations of the Company to perform the agreement by any successor.

Termination of employment by the executive will not be deemed to be for "Good Reason" unless the executive provides notice to the Company of the Good Reason conduct or event within 90 days of its occurrence and the Company has a 30-day opportunity after such notice to cure such conduct or event.

"Change in Control Event" is generally defined as:

- an acquisition by any individual, entity or group of beneficial ownership of 30% or more of either (1) the then outstanding shares of Common Stock of the Company or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, excluding, certain acquisitions involving the Company or a related company; or
- a change in the composition of the Board during any two-year period such that the incumbent Board members cease for any reason to constitute at least a majority of the Board (not including directors whose election was approved by at least two-thirds of the incumbent Board).

Equity Plans. As of October 26, 2012, all options held by the NEOs issued under the Company's 1997 Amended and Restated Stock Option Plan were fully vested and exercisable pursuant to their original vesting terms.

Options granted pursuant to the Company's 2004 Equity Incentive Plan to our executive officers on or after December 10, 2009, continue to vest in accordance with the normal vesting schedule in the event of termination due to "Full Retirement," generally defined as a voluntary termination when the participant is age 65 or older and that is a bona fide end to the participant's career in the industries and markets within which the Company does business.

In addition, all options held by the NEOs issued pursuant to the Company's 2004 Equity Incentive Plan become fully and immediately vested and exercisable immediately prior to a "Company Transaction" that is not a "Change in Control" or a "Related Party Transaction," unless such awards are converted, assumed, or replaced by the successor company. All options held by the NEOs issued pursuant to the Company's 2004 Equity Incentive Plan become fully and immediately vested and exercisable immediately prior to a "Change in Control."

For purposes of the 2004 Equity Incentive Plan, the following definitions apply:

"Company Transaction" is generally defined as the consummation of any of the following:

- a merger or consolidation of the Company with or into any other company or other entity;
- a sale in one transaction or a series of transactions undertaken with a common purpose of at least 50% of the Company's outstanding voting securities; or
- a sale, lease, exchange or other transfer in one transaction or a series of related transactions undertaken with a common purpose of at least 50% of the Company's assets.

"Related Party Transaction" is generally defined as a Company Transaction pursuant to which:

- the beneficial ownership of the Company or the resulting company remains the same with respect to at least 70% of the voting power of the outstanding voting securities in substantially the same proportions as immediately prior to such Company Transaction;
- no entity (other than the Company or an affiliate) will beneficially own 30% or more of the outstanding shares of Common Stock of the resulting company or the voting power of the outstanding voting securities; and
- the Company's incumbent board will, after the Company Transaction, constitute at least a majority of the board of the company resulting from such Company Transaction.

"Change in Control" is generally defined as the occurrence of any of the following events:

- an acquisition of beneficial ownership of 30% or more of either (a) the then outstanding shares of Common Stock of the Company or (b) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (excluding any acquisition directly from the Company, any acquisition by the Company, any acquisition by any employee benefit plan of the Company, or a Related Party Transaction); or

- a change in the composition of the Board during any two-year period such that the incumbent board members cease to constitute at least a majority (not including directors whose election was approved by at least two-thirds of the incumbent board).

Annual Incentive Compensation Plan. Under the terms of the 2012 Annual Incentive Compensation Plan, participants must remain employed by the Company through the entire fiscal year and through the payment date (within 60 days following fiscal year-end) to be entitled to receive payment, unless termination is due to retirement, disability or death, in which case the participant will be entitled to a pro-rata amount based on the participant's period of active employment.

Long-Term Incentive Plan. Under the terms of the LTIP, participants must be actively employed by the Company through the entire performance period and through the payment date (no later than two-and-a-half months following approval by the Audit Committee of the Company's financial reports for the pertinent fiscal periods) to be entitled to receive payment, unless termination is due to retirement, disability or death, in which case the participant will be entitled to the actual award for the full performance period in the normal course so long as the participant completed at least one year of continuous employment during the performance period.

Pension Plans. Under the terms of the Pension Plan and SERPs (Pre 2005 and 2005+), a participant must earn five years of service to receive a termination benefit. Disability benefits are available to any active participant who becomes totally and permanently disabled and remains so until normal retirement age. The disability benefit is calculated assuming the rate of pay at disability continues in effect until normal retirement age, and includes service from the date of disability until normal retirement age. Normal retirement age is 65, with 5 years of service, and early retirement can occur once a participant's age plus years of service equal at least 65 years.

Potential Payments Upon Termination of Employment or Change in Control

The estimated potential incremental payments and benefits for the NEOs under each termination scenario are outlined in the following table. The table does not include amounts payable under the DC SERP and benefits generally available to all employees on a non-discriminatory basis or earned benefits, which are payments and benefits that the NEOs would have already earned during their employment with us whether or not a termination or change in control event had occurred. Actual amounts payable can only be determined at the time of termination or change in control.

		Termination Scenario [1]			
Name	Benefit	Voluntary ($)	Retirement, Death or Disability ($)	Involuntary Termination With or Without Cause ($)	Change in Control Termination ($)
R. Bradley Lawrence	Severance Payment [2]	$ —	$ —	$ —	$ 4,298,708
	Cash Incentives [3]	—	1,903,680	—	640,328
	Accelerated Equity [4]	—	—	—	1,170,794
	Continued Equity Vesting [5]	—	2,475,648	—	—
	Benefit Continuation [6]	—	—	—	28,231
Robert D. George	Severance Payment [2]	$ —	$ —	$ —	$ 2,412,342
	Cash Incentives [3]	—	938,219	—	345,115
	Accelerated Equity [4]	—	—	—	428,749
	Continued Equity Vesting [5]	—	1,085,684	—	—
	Benefit Continuation [6]	—	—	—	39,321
	Excess Retirement Benefit [7]	—	45,423	—	—
Frank E. Houston	Severance Payment [2]	$ —	$ —	$ —	$ 2,055,368
	Cash Incentives [3]	—	725,434	—	267,818
	Accelerated Equity [4]	—	—	—	310,095
	Continued Equity Vesting [5]	—	752,268	—	—
	Benefit Continuation [6]	—	—	—	28,576
	Excess Retirement Benefit [7]	—	21,480	—	—
Marcia J. Mason	Severance Payment [2]	$ —	$ —	$ —	$ 1,534,881
	Cash Incentives [3]	—	481,683	—	184,171
	Accelerated Equity [4]	—	—	—	211,732
	Continued Equity Vesting [5]	—	537,064	—	—
	Benefit Continuation [6]	—	—	—	17,150
Albert S. Yost	Severance Payment [2]	$ —	$ —	$ —	$ 1,606,686
	Cash Incentives [3]	—	521,919	—	188,299
	Accelerated Equity [4]	—	—	—	259,537
	Continued Equity Vesting [5]	—	481,960	—	—
	Benefit Continuation [6]	—	—	—	35,637
	Excess Retirement Benefit [7]	—	255,814	—	—

(1) All scenarios assume termination and/or change in control occurred on October 26, 2012, the last day of fiscal 2012. The closing price of our Common Stock on that date was $56.44 per share.

(2) All executives receive a lump sum payment equal to three times the Minimum Total Compensation, generally defined as the aggregate gross cash compensation paid to the executive during the 24-month period prior to the change in control, divided by two.

(3) The amounts under the Retirement, Death or Disability column represent (1) actual amounts earned under the 2012 Annual Incentive Compensation Plan and the 2010-2012 performance cycle under the LTIP that participants would

only be entitled to if termination was due to retirement, death or disability, plus (2) target amounts under the 2011-2013 and 2012-2014 performance cycles under the LTIP that participants would only be entitled to if termination was due to retirement, death or disability. The terms of the LTIP provide that participants are entitled to the actual award for the full performance period in the event of retirement, death or disability after at least one year of continuous employment during a performance cycle, but the amounts in the table reflect the target amounts for the 2011-2013 and 2012-2014 performance cycles because actual awards under these cycles cannot be determined at this time. The amounts under the Change in Control Termination column represent an amount equal to Minimum Total Compensation minus base salary and car allowance received during the fiscal year.

(4) Represents the difference between the closing price of the Company's Common Stock on October 26, 2012, and the exercise price of the accelerated options. Options accelerate even if the executive's employment is not terminated. For purposes of stock options granted under the 2004 Equity Incentive Plan, this assumes the stock options are not assumed or substituted for by the successor company in a company transaction.

(5) Represents the difference between the closing price of the Company's Common Stock on October 26, 2012, and the exercise price of options that were unvested as of October 26, 2012, but that would have continued to vest after termination of employment due to retirement.

(6) Represents the cost of continuation of benefits for two years after the transaction, which is the longest period provided for under the termination protection agreements. These benefits include medical, dental, accident, disability and life insurance.

(7) Represents the value of additional benefits due to termination of employment as a result of disability in excess of what is shown in the Pension Benefits for Fiscal 2012 table in this proxy statement.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company reviews related party transactions. Related party transactions are transactions that involve the Company's directors, executive officers, director nominees, 5% or more beneficial owners of the Company's Common Stock, immediate family members of these persons, or entities in which one of these persons has a direct or indirect material interest, as specified under applicable SEC regulations. Transactions that are reviewed as related party transactions by the Company are transactions that involve amounts that would exceed $120,000 and/or are required to be disclosed in the proxy statement under SEC regulations and certain other similar transactions. Pursuant to the Company's Code of Business Conduct and Ethics, employees and directors have a duty to report any potential conflicts of interest to the appropriate level of management or to the Board of Directors, in the case of directors. The Company evaluates these reports along with responses to the Company's annual director and officer questionnaires for any indication of possible related party transactions. If a transaction is deemed by the Company to be a related party transaction, the information regarding the transaction is forwarded to the Audit Committee for review and approval. Pursuant to the Audit Committee's charter, it has been delegated the authority to review and approve all related party transactions.

AUDIT COMMITTEE REPORT

The Audit Committee of the Company's Board of Directors consists of four non-employee directors, each of whom the Board has determined (i) meets the independence criteria specified by the SEC and the requirements of Section 303A.02 and other applicable sections of the NYSE listing standards and (ii) is financially literate in accordance with the requirements of Section 303A.07 of the NYSE listing standards. The Audit Committee annually reviews and reassesses its written charter, a copy of which is available on the Company's website at www.esterline.com under the Corporate Governance tab.

Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls for financial reporting. The Audit Committee is responsible for overseeing the Company's financial reporting processes on behalf of the Board of Directors. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements relating to the fiscal year ended October 26, 2012, and discussed with management the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. The Audit Committee selects and retains the Company's independent registered public accounting firm.

The Audit Committee discussed with the independent registered public accounting firm, who is responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters relating to the audit required to be discussed by Statements of Auditing Standards No. 114. In addition, the Audit Committee has discussed with the independent registered public accounting firm the accounting firm's independence from management and the Company and received the written disclosures from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board requiring the independent accountant's communications with the Audit Committee concerning independence.

The Audit Committee discussed with the Company's internal auditors and the independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee met with the internal auditors and the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended October 26, 2012, for filing with the Securities and Exchange Commission.

Respectfully submitted,

GARY E. PRUITT, CHAIRMAN
PAUL V. HAACK
MARY L. HOWELL
JAMES J. MORRIS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S FEES

The aggregate fees billed by Ernst & Young LLP, the Company's independent registered public accounting firm, in fiscal 2012 and 2011 were as follows:

	Fees	
	2012	2011
Audit fees [(1)]	$ 3,617,690	$ 3,145,951
Audit-related fees [(2)]	49,142	300,128
Tax fees [(3)]	899,797	203,135
All other fees	30,500	12,559

(1) Includes professional services for the audit of the Company's annual financial statements, reviews of the financial statements included in the Company's Form 10-Q filings, services that are normally provided by the Company's independent registered public accounting firm in connection with statutory and regulatory filings or engagements and services that generally only the independent registered public accounting firm can reasonably provide, such as comfort letters, statutory audits, attest services, consents and assistance with and review of documents filed with the SEC.

(2) Includes fees associated with assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements, including, if applicable, fees related to assistance in financial due diligence related to mergers and acquisitions and consultation regarding generally accepted accounting principles.

(3) Includes fees associated with tax compliance, tax advice, and domestic and international tax planning. This category includes fees relating to tax planning on mergers and acquisitions, restructurings and other services related to tax disclosure and filing requirements.

The Audit Committee has adopted procedures for pre-approving all audit and permissible non-audit services provided by the independent registered public accounting firm. The Audit Committee may either pre-approve such services without consideration of specific case-by-case services ("general approval") or pre-approve specific services ("specific pre-approval"). Unless a type of service to be provided by the independent registered public accounting firm has received general pre-approval, it will require specific pre-approval by the Audit Committee. In some cases, pre-approval is provided by the full Audit Committee for up to a year, and relates to a particular category or group of services and is subject to a specific budget. In other cases, the Chairman of the Audit Committee has the delegated authority from the Audit Committee to pre-approve additional services, and such pre-approvals are then communicated to the full Audit Committee at the following meeting. When pre-approving services, the Audit Committee considers whether such services are consistent with the SEC's rules on auditor independence. The Audit Committee also considers whether the independent registered public accounting firm is best positioned to provide the most effective and efficient services, for reasons such as familiarity with the Company's business, people, culture, accounting systems, and risk profile and whether the services enhance the Company's ability to manage or control risks and improve audit quality.

All requests or applications for services to be provided by the independent registered public accounting firm that do not require specific pre-approval by the Audit Committee will be submitted to the CFO and must include a detailed description of the services to be rendered. The Audit Committee will be informed on a timely basis of any such services rendered by the independent registered public accounting firm. Requests or applications to provide services that require specific pre-approval by the Audit Committee will be submitted to the Audit Committee by both the independent registered public accounting firm and the CFO and must include a joint statement as to whether, in their view, the request or application is consistent with the SEC's rules on auditor independence. The Audit Committee has designated the Corporate Controller to monitor the services provided by the independent registered public accounting firm, to determine whether such services are in compliance with the pre-approval policy and to report the results of such monitoring to the Audit Committee on a periodic basis.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information as of October 26,2012, about the shares of Common Stock that may be issued upon the exercise of options, warrants and rights under the Amended and Restated 1997 Stock Option Plan, the 2002 Employee Stock Purchase Plan and the 2004 Equity Incentive Plan, the only equity compensation plans of the Company in effect during the Company's last fiscal year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) (2) (3)
Equity compensation plans approved by security holders	2,200,819	$ 39.14	1,251,869
Equity compensation plans not approved by security holders	—	—	—
Total	2,200,819	$ 39.14	1,251,869

(1) Includes 73,794 shares subject to outstanding options under the U.K. ShareSave Scheme, which is a subplan to the 2002 Employee Stock Purchase Plan.

(2) Of these shares, 569,750 shares are available for issuance under the 2004 Equity Incentive Plan and 682,119 shares are available for purchase under the 2002 Employee Stock Purchase Plan (not including the 73,794 shares subject to outstanding options under the U.K. ShareSave Scheme) as of the end of the Company's last completed fiscal year.

(3) Pursuant to the 2004 Equity Incentive Plan, each of the Company's non-employee directors receives an automatic grant of shares of Common Stock not subject to any restriction within 45 days after each annual shareholders meeting with an aggregate market value of $100,000 based on the closing price of the Common Stock on that date.

PROPOSAL TWO:
APPROVAL OF THE COMPANY'S 2013 EQUITY INCENTIVE PLAN

The Board of Directors believes that the effective use of stock-based long-term incentive compensation has been integral to the Company's success in the past and is vital to its ability to achieve continued strong performance in the future. Our employees are our most valuable assets. The Board believes that grants of equity awards will help create long-term participation in the Company and, thereby, assist us in attracting, retaining, motivating and rewarding employees, directors and consultants. Accordingly, the Board believes that approval of a new equity plan is in the best interests of the Company and is seeking shareholder approval of the 2013 Equity Incentive Plan (the "2013 Plan"). The 2013 Plan was approved on January 10, 2013, subject to shareholder approval at the 2013 annual meeting. The Board recommends that shareholders vote for approval of the 2013 Plan.

If the 2013 Plan is approved by shareholders, it will replace the 2004 Equity Incentive Plan (the "2004 Plan"), which will otherwise expire in 2014, and no new awards will be granted under the 2004 Plan. Outstanding awards under the 2004 Plan will continue to be governed by the terms of that plan until exercised, expired or otherwise terminated or canceled. If the 2013 Plan is not approved by shareholders, the 2004 Plan will continue in effect. As of January 11, 2013, the 2004 Plan had 320,125 shares of Common Stock available for issuance and 2,319,900 shares of Common Stock subject to outstanding awards.

The 2013 Plan authorizes the issuance of 1,500,000 shares of Common Stock, plus up to an aggregate of 2,640,025 shares authorized for issuance under the 2004 Plan or the Amended and Restated 1997 Stock Option Plan (together, the "Prior Plans") that may become available for issuance under the 2013 Plan to the extent such shares, as of the date of shareholder approval of the 2013 Plan, (a) have not been issued under the Prior Plans and are not subject to outstanding awards under the Prior Plans or (b) are subject to outstanding awards under the Prior Plans but subsequently cease to be subject to such awards (other than by reason of exercise or settlement of the awards in shares). We believe that the number of shares that will be available under the 2013 Plan will be sufficient to cover the Company's expected future grants of awards for the next three years, taking into account, among other considerations, the Company's past grant practices and anticipated future grant practices, including those resulting from the introduction of restricted stock units as part of the Company's long-term incentive compensation program for executives and other eligible Company employees, as further described under Fiscal 2013 Executive Compensation Program Changes in the Compensation Discussion and Analysis section of this proxy statement.

Under Section 162(m) of the IRC, we are generally prohibited from deducting compensation paid to "covered employees" in excess of $1 million per person in any year. "Covered employees" are defined as the principal executive officer and the three other most highly compensated NEOs (excluding the principal financial officer). Compensation that qualifies as "performance-based" is excluded for purposes of calculating the amount of compensation subject to the $1 million limit. In general, one of the requirements that must be satisfied to qualify as "performance-based" compensation under Section 162(m) of the IRC is that the material terms of the performance goals under which compensation may be paid must be disclosed to and approved by our shareholders. Shareholder approval of the 2013 Plan also will provide flexibility to grant awards under the 2013 Plan that qualify as "performance-based" compensation under Section 162(m) of the IRC. Notwithstanding the foregoing, we retain the ability to grant equity awards under the 2013 Plan that do not qualify as "performance-based" compensation under Section 162(m) of the IRC.

The following description of the 2013 Plan is a summary, does not purport to be a complete description of the 2013 Plan and is qualified in its entirety by the full text of the 2013 Plan. A copy of the 2013 Plan is attached to this proxy statement as Annex A and is incorporated herein by reference.

Description of the 2013 Plan

Purpose

The purpose of the 2013 Plan is to attract, retain and motivate employees, officers, directors, consultants, agents, advisors and independent contractors of the Company and its related companies by providing them with the opportunity to acquire a proprietary interest in the Company and to align their interests and efforts to the long-term interests of the Company's shareholders.

Administration

The 2013 Plan will be administered by the Board or the Compensation Committee of the Board, which must be composed of two or more directors, each of whom is a "non-employee director" within the meaning of Rule 16b-3(b)(3) under the Securities Exchange Act of 1934, as amended, and an "outside director" within the meaning of Section 162(m) of the IRC. The Board may delegate concurrent administration of the 2013 Plan to different committees consisting of one or more members of the Board in accordance with the 2013 Plan's terms. In addition, the Board or the Compensation Committee may delegate granting authority to one or more officers of the Company in accordance with the 2013 Plan's terms. References to the "Committee" in this plan description are, as applicable, to the Board or the Compensation Committee, or other committee or officers authorized to administer the 2013 Plan.

The Committee is authorized to select the individuals to be granted awards, the types of awards to be granted, the number of shares to be subject to awards, and the other terms, conditions and provisions of such awards, as well as to interpret and administer the 2013 Plan and any award or agreement entered into under the 2013 Plan.

Eligibility

Awards may be granted under the 2013 Plan to employees, officers, directors, consultants, agents, advisors and independent contractors of the Company and its related companies selected by the Committee. As of January 11, 2013, approximately 11,000 employees (including 7 executive officers), 10 non-employee directors and 1,350 consultants/advisors and independent contractors were eligible to receive grants under the 2013 Plan. However, under the Company's equity award granting practices, approximately 300 senior operations managers and other senior corporate managers (including executive officers) and approximately 10 consultants/advisors were eligible to receive grants under the 2013 Plan as of January 11, 2013.

Number of Shares

The number of shares of Common Stock authorized for issuance under the 2013 Plan is 1,500,000 shares, plus, as of the date of shareholder approval of the 2013 Plan, any shares not issued or subject to outstanding awards under the Prior Plans and any shares then subject to outstanding awards under the Prior Plans that subsequently cease to be subject to such awards (other than by reason of exercise or settlement of the awards in shares) will automatically become available for issuance under the 2013 Plan, up to an aggregate maximum of 2,459,925 shares. The shares of Common Stock issuable under the 2013 Plan will consist of authorized and unissued shares or shares now held or subsequently acquired by the Company as treasury shares.

If any award lapses, expires, terminates or is canceled prior to the issuance of shares or if shares are issued under the 2013 Plan and thereafter are forfeited to the Company, the shares subject to such awards and the forfeited shares will again be available for issuance under the 2013 Plan. The following shares will not become available for issuance under the 2013 Plan:

- shares tendered by a participant as full or partial payment upon exercise of a stock option;
- shares reserved for issuance upon grant of stock appreciation rights ("SARs"), to the extent the number of reserved shares exceeds the number of shares actually issued upon exercise of the SARs; and
- shares withheld by, or otherwise tendered to, the Company to satisfy a participant's tax withholding obligations in connection with an award.

Awards granted in assumption of or in substitution for awards previously granted by an acquired company will not reduce the number of shares authorized for issuance under the 2013 Plan.

The closing price of our Common Stock as reported on the New York Stock Exchange on January 8, 2013 was $65.52 per share.

Adjustments

If certain changes in our Common Stock occur by reason of a stock dividend, stock split, spin-off, recapitalization, merger, consolidation, combination or exchange of shares, distribution to shareholders other than a normal cash dividend or other change in our corporate or capital structure, the Committee will make proportional adjustments to (a) the maximum number and kind of securities available for issuance under the 2013 Plan, (b) the maximum number and kind of securities issuable as incentive stock options, (c) the maximum number and kind of securities issuable as "performance-based" compensation under Section 162(m) of the IRC and (d) the number and kind of securities subject to any outstanding awards and the per share price of such securities.

The Committee may also make adjustments as described in the paragraph above in the event of any distribution of assets to shareholders other than a normal cash dividend. In determining adjustments to be made, the Committee may take into account such factors as it deems appropriate and, in light of such factors or circumstances, may make adjustments that are not uniform or proportionate among outstanding awards, modify vesting dates, defer the delivery of stock certificates or make other equitable adjustments. Any such adjustments to outstanding awards will be effected in a manner that precludes the enlargement of rights and benefits under such awards.

Fungible Share Plan

The aggregate number of shares available for issuance under the 2013 Plan will be reduced by 1.9 shares for each share delivered in settlement of awards other than stock options or SARs and one share for each share delivered in settlement of stock options or SARs. Any shares that again become available for issuance under the 2013 Plan will be added back to the plan as 1.9 shares if such shares were subject to awards other than stock options or SARs and one share if such shares were subject to stock options or SARs.

Types of Awards

The 2013 Plan permits the granting of any or all of the following types of awards:

Stock Options. Stock options entitle the holder to purchase a specified number of shares of Common Stock at a specified price, which is called the exercise price, subject to the terms and conditions of the stock option grant. The Committee may grant either incentive stock options, which must comply with Section 422 of the IRC, or nonqualified stock options. The Committee sets exercise prices and terms, except that stock options must be granted with an exercise price not less than 100% of the fair market value of our Common Stock on the date of grant (excluding stock options granted in connection with assuming or substituting stock options in acquisition transactions). Unless the Committee determines otherwise, fair market value means, as of a given date, the closing price of our Common Stock. At the time of grant, the Committee determines when stock options are exercisable and what the term of the stock options will be, except that the term cannot exceed ten years.

In the event of termination of service with the Company or a related company, a participant will be able to exercise his or her stock option for the period of time and on the terms and conditions determined by the Committee and stated in the stock option agreement. If the stock option agreement does not provide otherwise, stock options may be exercised in accordance with following:

- Any portion of a stock option that is not vested and exercisable on the date of termination of service will expire on the date of termination of service.
- Any portion of a stock option that is vested and exercisable on the date of termination of service will expire on the earlier of:
- the date that is three months after termination of service, if termination of service is for reasons other than cause, retirement, disability or death;
- the three-year anniversary of termination of service, if termination of service occurs by reason of retirement, disability or death; or
- the expiration date of the stock option.

If a participant dies after his or her termination of service but while the stock option is otherwise exercisable, the portion of the stock option that is vested and exercisable on the date of termination of services will generally expire upon the earlier of the stock option expiration date and the one-year anniversary of the date of death. If a participant is terminated for cause, all stock options will generally automatically expire upon notification to the participant of the termination.

Stock Appreciation Rights. The Committee may grant SARs as a right in tandem with the number of shares underlying stock options granted under the 2013 Plan or as a freestanding award. Upon exercise, SARs entitle the holder to receive payment per share in stock or cash, or in a combination of stock and cash, equal to the excess of the share's fair market value on the date of exercise over the grant price of the SAR. The grant price of a tandem SAR is equal to the exercise price of the related stock option and the grant price for a freestanding SAR is determined by the Committee in accordance with the procedures described above for stock options. Exercise of an SAR issued in tandem with a stock option will reduce the number of shares underlying the related stock option to the extent of the SAR exercised. The term of a freestanding SAR cannot be more than ten years, and the term of a tandem SAR cannot exceed the term of the related stock option.

Stock Awards, Restricted Stock and Stock Units. The Committee may grant awards of shares of Common Stock or awards designated in units of Common Stock. These awards may be made subject to repurchase or forfeiture restrictions at the Committee's discretion. The restrictions may be based on continuous service with the Company or the achievement of specified performance criteria, as determined by the Committee. Stock units may be paid in stock or cash or a combination of stock and cash, as determined by the Committee.

Performance Awards. The Committee may grant performance awards in the form of performance shares or performance units. Performance shares are units valued by reference to a designated number of shares of Common Stock. Performance units are units valued by reference to a designated amount of property other than shares of Common Stock. Performance shares and performance units may be payable upon the attainment of performance criteria and other terms and conditions as established by the Committee. Performance awards may be payable in stock, cash or other property, or a combination thereof.

Other Stock or Cash-Based Awards. The Committee may grant other incentives payable in cash or in shares of Common Stock, subject to the terms of the 2013 Plan and any other terms and conditions determined by the Committee.

No Repricing

Without shareholder approval, the Committee is not authorized to (a) lower the exercise or grant price of a stock option or SAR after it is granted, except in connection with certain adjustments to our corporate or capital structure permitted by the 2013 Plan, such as stock splits, (b) take any other action that is treated as a repricing under generally accepted accounting principles or (c) cancel a stock option or SAR at a time when its exercise or grant price exceeds the fair market value of the underlying stock, in exchange for cash, another stock option or SAR, restricted stock or other equity award, unless the cancellation and exchange occur in connection with a merger, acquisition, spin-off or similar corporate transaction.

Performance-Based Compensation under Section 162(m)

Performance Goals and Criteria. Under Section 162(m) of the IRC, we are generally prohibited from deducting compensation paid to our principal executive officer and our three other most highly compensated executive officers (other than our principal financial officer) in excess of $1 million per person in any year. However, compensation that qualifies as "performance-based" is excluded for purposes of calculating the amount of compensation subject to the $1 million limit.

For awards intended to qualify as "performance-based" compensation under Section 162(m) of the IRC, performance goals may be based on the attainment of specified levels of one, or any combination, of the following performance criteria for the Company as a whole or any affiliate or business unit, as reported or calculated by the Company: cash flows (including, but not limited to, operating cash flow, free cash flow or cash flow return on capital); working capital; earnings per share; book value per share; operating income (including or excluding depreciation, amortization, extraordinary items, restructuring charges or other expenses); revenues; operating margins; return on assets; return on equity; return on sales (including or excluding financial effects of acquisitions or divestitures); debt; debt plus equity; market or economic value added; stock price appreciation; total shareholder return; cost control; strategic initiatives; market share; net income; return on invested capital; improvements in capital structure; or customer satisfaction, employee satisfaction, services performance, subscriber, cash management or asset management metrics.

The performance goals also may be based on the achievement of specified levels of performance for the Company as a whole (or of any affiliate or business unit) under one or more of the performance criteria described above relative to the performance of other corporations.

The evaluation of performance may include or exclude any of the following events that occur during a performance period: asset write-downs, litigation or claim judgments or settlements, the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results, any reorganization and restructuring programs, extraordinary or nonrecurring items as described in Accounting Standards Codification 225-20 and/or in Management's Discussion and Analysis of Financial Condition and Results of Operations appearing in the Company's annual report to shareholders for the applicable year, acquisitions or divestitures, discontinued operations, foreign exchange gains and losses, and gains and losses on asset sales.

Adjustments. Awards that are intended to qualify as "performance-based" compensation under Section 162(m) of the IRC may be adjusted downwards but not upwards. In addition, achievement of the applicable performance goals related to an award may not be waived, except in the case of the participant's death or disability. Section 162(m) of the IRC requires that a qualifying committee certify that performance goals were achieved before the payment of the "performance-based" compensation.

Limitations. Subject to certain adjustments for changes in our corporate or capital structure, participants who are granted awards intended to qualify as "performance-based" compensation may not be granted awards, other than performance units, for more than 200,000 shares of Common Stock in any calendar year. However, additional onetime grants of such awards may be granted for up to 400,000 shares to newly hired or newly promoted individuals. The maximum dollar value payable to any participant with respect to performance units or any other awards payable in cash that are intended to qualify as "performance-based" compensation cannot exceed $4,000,000 in any calendar year.

Change in Control

Effect of Change in Control. Under the 2013 Plan, unless the Committee determines otherwise in the instrument evidencing an award or in a written employment, services or other agreement between a participant and the Company or a related company, in the event of a change in control:

- If the change in control is a company transaction in which awards, other than performance shares and performance units, could be converted, assumed, substituted for or replaced by the successor company, then, to the extent that the successor company converts, assumes, substitutes for or replaces such awards, the vesting restrictions and forfeiture provisions applicable to such awards will not be accelerated or lapse, and all such vesting restrictions and forfeiture provisions will continue with respect to any shares of the successor company or other consideration that may be received with respect to such awards. To the extent such outstanding awards are not converted, assumed, substituted for or replaced by the successor company, such awards will become fully vested and exercisable or payable, and all applicable restrictions or forfeiture provisions will lapse, immediately prior to the change in control. Such awards will then terminate at the effective time of the change in control.
- If the change in control is not a company transaction in which awards, other than performance shares and performance units, could be converted, assumed, substituted for or replaced by the successor company, all outstanding awards, other than performance shares and performance units, will become fully vested and exercisable or payable, and all applicable restrictions or forfeiture provisions will lapse, immediately prior to the change in control. Such awards will then terminate at the effective time of the change in control.
- All performance shares and performance units earned and outstanding as of the date the change in control occurs and for which the payout level has been determined will be payable in full in accordance with the payout schedule included in the instrument evidencing the award. Any remaining outstanding performance shares or performance units for which the payout level has not been determined will be prorated at the target payout level up to and including the date of the change in control and will be payable in accordance with the payout schedule included in the instrument evidencing the award.
- The Committee may in its discretion instead provide that a participant's outstanding awards will terminate in exchange for a cash payment.

Definition of Change in Control and Company Transaction. Unless the Committee determines otherwise with respect to an award at the time it is granted or unless otherwise defined for purposes of an award in a written employment, services or other agreement between a participant and the Company or a related company, a change in control of the Company generally means the occurrence of any of the following events:

- an acquisition by any individual, entity or group of beneficial ownership of 30% or more of either (a) the then outstanding shares of Common Stock or (b) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (generally excluding any acquisition directly from the Company, any acquisition by the Company, any acquisition by any employee benefit plan of the Company or a related company, or an acquisition pursuant to certain related party transactions);
- a change in the composition of the Board during any two-year period such that the incumbent Board members cease to constitute at least a majority of the Board (not including directors whose election, or nomination for election by shareholders, was approved by two-thirds of the incumbent Board); or
- consummation of a company transaction, which is generally defined as a merger or consolidation, a sale of at least 50% of the Company's outstanding voting securities, or a sale, lease or other transfer of at least 50% of the assets of the Company, unless (a) after such transaction the beneficial owners of Common Stock and voting securities immediately prior to the transaction retain at least 70% of such Common Stock and voting securities of the company resulting from such transaction, (b) no person beneficially owns 30% or more of the then outstanding Common Stock or voting securities of the company resulting from such transaction, and (c) at least a majority of the board of directors of the

company resulting from such transaction were incumbent directors of the Company prior to such transaction.

If we dissolve or liquidate, unless the Committee determines otherwise, outstanding awards will terminate immediately prior to such dissolution or liquidation.

Term, Termination and Amendment

Unless earlier terminated by the Board or the Compensation Committee, the 2013 Plan will terminate, and no further awards may be granted, ten years after the date on which it is approved by shareholders. The Board or the Compensation Committee may amend, suspend or terminate the 2013 Plan at any time, except that, if required by applicable law, regulation or stock exchange rule, shareholder approval will be required for any amendment, and only the Board may amend the Plan if shareholder approval of the amendment is required. The amendment, suspension or termination of the 2013 Plan or the amendment of an outstanding award generally may not, without a participant's consent, materially adversely affect any rights under an outstanding award.

Federal Income Tax Information

The following is a brief summary of the U.S. federal income tax consequences of the 2013 Plan generally applicable to the Company and to participants in the 2013 Plan who are subject to U.S. federal taxes. The summary is based on the IRC, applicable Treasury Regulations and administrative and judicial interpretations thereof, each as in effect on the date of this proxy statement and is, therefore, subject to future changes in the law, possibly with retroactive effect. The summary is general in nature and does not purport to be legal or tax advice. Furthermore, the summary does not address issues relating to any U.S. gift or estate tax consequences or the consequences of any state, local or foreign tax laws.

Nonqualified Stock Options. A participant generally will not recognize taxable income upon the grant or vesting of a nonqualified stock option with an exercise price at least equal to the fair market value of our Common Stock on the date of grant and no additional deferral feature. Upon the exercise of a nonqualified stock option, a participant generally will recognize compensation taxable as ordinary income in an amount equal to the difference between the fair market value of the shares underlying the stock option on the date of exercise and the exercise price of the stock option. When a participant sells the shares, the participant will have short-term or long-term capital gain or loss, as the case may be, equal to the difference between the amount the participant received from the sale and the tax basis of the shares sold. The tax basis of the shares generally will be equal to the greater of the fair market value of the shares on the exercise date or the exercise price of the stock option.

Incentive Stock Options. A participant generally will not recognize taxable income upon the grant of an incentive stock option. If a participant exercises an incentive stock option during employment as an employee or within three months after his or her employment ends (12 months in the case of permanent and total disability), the participant will not recognize taxable income at the time of exercise for regular U.S. federal income tax purposes (although the participant generally will have taxable income for alternative minimum tax purposes at that time as if the stock option were a nonqualified stock option). If a participant sells or otherwise disposes of the shares acquired upon exercise of an incentive stock option after the later of (a) one year from the date the participant exercised the option and (b) two years from the grant date of the stock option, the participant generally will recognize long-term capital gain or loss equal to the difference between the amount the participant received in the disposition and the exercise price of the stock option. If a participant sells or otherwise disposes of shares acquired upon exercise of an incentive stock option before these holding period requirements are satisfied, the disposition will constitute a "disqualifying disposition," and the participant generally will recognize taxable ordinary income in the year of disposition equal to the excess of the fair market value of the shares on the date of exercise over the exercise price of the stock option (or, if less, the excess of the amount realized on the disposition of the shares over the exercise price of the stock option). The balance of the participant's gain on a disqualifying disposition, if any, will be taxed as short-term or long-term capital gain, as the case may be.

With respect to both nonqualified stock options and incentive stock options, special rules apply if a participant uses shares of Common Stock already held by the participant to pay the exercise price or if the shares received upon exercise of the stock option are subject to a substantial risk of forfeiture by the participant.

Stock Appreciation Rights. A participant generally will not recognize taxable income upon the grant or vesting of an SAR with a grant price at least equal to the fair market value of our Common Stock on the date of grant and no additional deferral feature. Upon the exercise of an SAR, a participant generally will recognize compensation taxable as ordinary income in an amount equal to the difference between the fair market value of the shares underlying the SAR on the date of exercise and the grant price of the SAR.

Unrestricted Stock Awards. Upon receipt of an unrestricted stock award, a participant generally will recognize compensation taxable as ordinary income in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid by the participant with respect to the shares. When a participant sells the shares, the participant generally will have short-term or long-term capital gain or loss, as the case may be, equal to the difference between the amount the participant received from the sale and the tax basis of the shares sold. The tax basis of the shares generally will be equal to the amount, if any, paid by the participant with respect to the shares plus the amount of taxable ordinary income recognized by the participant upon receipt of the shares.

Restricted Stock Awards. A recipient of a restricted stock award generally will recognize compensation taxable as ordinary income when the shares cease to be subject to restrictions in an amount equal to the excess of the fair market value of the shares on the date the restrictions lapse over the amount, if any, paid by the participant with respect to the shares. Any dividends paid with respect to shares of restricted stock generally will be taxable as ordinary income to the participant at the time the dividends are received. However, no later than 30 days after a participant receives the restricted stock award, the participant may elect to recognize compensation taxable as ordinary income in an amount equal to the fair market value of the shares at the time of receipt. Provided the election is properly made in a timely manner, when the restrictions on the shares lapse, the participant will not recognize any additional income. If the participant forfeits the shares to the Company (e.g., upon the participant's termination prior to expiration of the restriction period), the participant may not claim a deduction with respect to the income recognized as a result of making the election. Any dividends paid with respect to shares of restricted stock for which the foregoing election has been made generally will be taxable as dividend income to the participant at the time the dividends are received. Dividend income generally is subject to tax at long-term capital gain rates.

Restricted Stock Units. A participant generally will not recognize income at the time a restricted stock unit is granted. When any part of a stock unit is issued or paid, the participant generally will recognize compensation taxable as ordinary income at the time of such issuance or payment in an amount equal to the then fair market value of any shares the participant receives.

Performance Awards. A participant generally will not recognize taxable income upon the grant of a performance award. Upon the distribution of cash, shares or other property to a participant pursuant to the terms of a performance award, the participant generally will recognize compensation taxable as ordinary income equal to the excess of (a) the amount of cash or the fair market value of any other property issued or paid to the participant pursuant to the terms of the award over (b) any amount paid by the participant with respect to the award.

Other Stock or Cash-Based Awards. The U.S. federal income tax consequences of other stock or cash-based awards will depend upon the specific terms of each award.

Tax Consequences to the Company. In the foregoing cases, we generally will be entitled to a deduction at the same time, and in the same amount, as a participant recognizes ordinary income, subject to certain limitations imposed under the IRC.

Section 409A of the IRC. We intend that awards granted under the 2013 Plan comply with, or otherwise be exempt from, Section 409A of the IRC, but make no representation or warranty to that effect.

Tax Withholding. We are authorized to deduct or withhold from any award granted or payment due under the 2013 Plan, or require a participant to remit to us, the amount of any withholding taxes due in respect of the award or payment and to take such other action as may be necessary to satisfy all obligations for the payment of applicable withholding taxes. We are not required to issue any shares of Common Stock or otherwise settle an award under the 2013 Plan until all tax withholding obligations are satisfied.

New Plan Benefits

A new plan benefits table for the 2013 Plan and the benefits or amounts that would have been received by or allocated to participants for the last completed fiscal year under the 2013 Plan if the 2013 Plan was then in effect, as described in the federal proxy rules, are not provided because all awards made under the 2013 Plan will be made at the Committee's discretion, subject to the terms of the 2013 Plan. Therefore, the benefits and amounts that will be received or allocated under the 2013 Plan are not determinable at this time. However, please refer to the Summary Compensation Table For Fiscal 2012 in this proxy statement which sets forth certain information regarding awards granted to our NEOs during fiscal 2012. Equity grants to our non-employee directors are described under the Director Compensation section in this proxy statement.

The Board of Directors unanimously recommends that you vote FOR this proposal to approve the Company's 2013 Equity Incentive Plan.

PROPOSAL THREE: ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with the Dodd-Frank Act, we are offering our shareholders the opportunity to cast an advisory vote (commonly referred to as the "say on pay" vote) on the Company's executive compensation program for NEOs. The Board of Directors has determined that it will include this proposal in the Company's proxy materials annually (with the next vote occurring at the Company's annual meeting in 2014) until the next required shareholder advisory vote on the frequency of shareholder advisory votes on the compensation of executives. Although this advisory vote is nonbinding, the Board of Directors and the Compensation Committee will take into account the outcome of the vote when considering future compensation decisions for NEOs.

As discussed in the Compensation Discussion and Analysis section of this proxy statement, we believe our compensation program is based on a pay-for-performance structure, is well-aligned with the long-term interests of our shareholders, and is designed to attract, motivate, and retain executive officers who are critical to our success. Some of the features of our compensation program that illustrate our philosophy are:

- A significant portion of an executive's compensation is at-risk and is subject to the Company's performance. In fiscal 2012, the executive compensation package (base salary, short- and long-term incentives at target) included 75% of at-risk compensation for the CEO and an average of 63% of at-risk compensation for the other NEOs.
- Base salary increases are typically modest and in keeping with market pay data for executives with similar responsibilities and level of experience. Exceptional increases are limited to promotions or situations where the executive's job performance is strong and his/her base salary is significantly under the market median.
- Our stock option awards feature graduated vesting over a four-year period.
- Our cash-based long-term incentive plan has three-year performance periods to encourage executives to make decisions that align our long-term goals with shareholder interests.
- Stock Ownership Guidelines require executive officers to acquire and hold certain amounts of the Company's Common Stock to further strengthen alignment of management's interests with those of our shareholders.

Shareholders are encouraged to read the full details of our executive compensation program as described in the Compensation Discussion and Analysis section of this proxy statement, the accompanying compensation tables and related narrative disclosure to properly evaluate our approach to compensating our executives.

For the reasons provided above, we recommend that the shareholders vote in favor of the following resolution:

RESOLVED, that the shareholders approve, on an advisory basis, the compensation of the Company's NEOs, as disclosed in the Compensation Discussion and Analysis section of this proxy statement and the accompanying compensation tables and related narrative disclosure in this proxy statement.

The Board of Directors unanimously recommends that you vote FOR this proposal to approve, on an advisory basis, the compensation of the Company's NEOs.

PROPOSAL FOUR: RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP was the independent registered public accounting firm that audited the Company's consolidated financial statements for the fiscal year ended October 26, 2012. The Audit Committee of the Board of Directors of the Company requests that shareholders ratify its selection of Ernst & Young LLP to serve as the Company's independent registered public accounting firm to audit its consolidated financial statements for the fiscal year ending October 25, 2013, at its annual meeting.

The Company is not obligated by law, its Restated Certificate of Incorporation or Amended and Restated Bylaws to seek ratification of the directors' selection of its independent registered public accounting firm, but is doing so as a matter of corporate practice. If the selection of its independent registered public accounting firm is not ratified by shareholders, the Company may continue to use Ernst & Young LLP as its independent registered public accounting firm or, even if shareholders vote in favor of the selection, may select a new firm if, in the opinion of the Audit Committee, such a change would be in the best interests of the Company and its shareholders.

The Company expects that representatives of Ernst & Young LLP will be present at the 2013 annual meeting, will be given the opportunity to make a statement if they wish to do so, and will be available to respond to appropriate questions.

The Board of Directors recommends a vote FOR the ratification of the selection of Ernst & Young LLP as the Company's independent registered public accounting firm.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, generally requires the Company's directors, executive officers and 10% or greater shareholders to file electronically reports of their ownership of Common Stock and of changes in such ownership to the SEC. SEC regulations also require the Company to identify in this proxy statement any person subject to this requirement who did not file a Section 16 report on a timely basis. Based solely upon a review of such reports furnished to the Company and written representations from the executive officers and directors that no other reports were required, the Company believes that all such reports were filed on a timely basis during fiscal 2012.

OTHER MATTERS

As of the date of this proxy statement, the only matters which management intends to present at the meeting are those set forth in the notice of meeting and in this proxy statement. Management knows of no other matters that may come before the meeting. However, if any other matters properly come before the meeting, it is intended that proxies in the accompanying form will be voted in respect thereof in accordance with the judgment of the person or persons voting as proxies.

FORM 10-K AND OTHER CORPORATE GOVERNANCE INFORMATION

The 2012 Annual Report of the Company was provided to shareholders with this proxy statement. The Company will furnish without charge a copy of the Company's Annual Report on Form 10-K for the fiscal year ended October 26, 2012, including the consolidated financial statements and the financial statement schedules, to any shareholder who makes a request. Contact Esterline Technologies Corporation, Attn: Corporate Communications, 500 108th Avenue NE, Suite 1500, Bellevue, WA 98004 or call (425) 453-9400. This proxy statement, the 2012 Annual Report and the Annual Report on Form 10-K for the fiscal year ended October 26, 2012, are also available on the Company's website, www.esterline.com, under the Investor Relations tab. In addition, shareholders may find information relating to the Company's corporate governance posted on the Company's website, www.esterline.com, under the Corporate Governance tab. Documents located in this section include the charters for the Audit, Compensation, and Nominating & Corporate Governance Committees, the Corporate Governance Guidelines and the Code of Business Conduct and Ethics.

SHAREHOLDER PROPOSALS FOR 2014

In accordance with the Company's Amended and Restated Bylaws, proposals of shareholders of the Company that are intended to be included in the Company's proxy statement and presented by such shareholders at the Company's 2014 annual meeting must be received at the Company's principal executive office no earlier than October 6, 2013 and no later than November 5, 2013. Pursuant to Rule 14a-8, in order for a shareholder's proposal to be eligible for inclusion in the Company's proxy statement for the 2014 annual meeting, among other things, the shareholder must own at least one percent of the outstanding shares of Common Stock or shares of Common Stock with a market value of $2,000 for at least one year prior to submitting the proposal, and the shareholder must continue to own such stock through the date of the 2014 annual meeting. In addition, shareholder proposals must include the information specified in Section 2.9 of the Company's Amended and Restated Bylaws. Shareholder proposals submitted to the Company after November 5, 2013, will be considered untimely and/or not properly brought before the 2014 annual meeting by the Company. In addition, if the Company receives notice of a shareholder proposal after December 11, 2013, the persons named as proxies in the proxy statement for the 2014 annual meeting will have discretionary voting authority to vote on such proposal at the 2014 annual meeting. A copy of the pertinent Bylaw provisions is available on request to the following address: Corporate Secretary, Esterline Technologies Corporation, 500 108th Avenue NE, Suite 1500, Bellevue, Washington 98004.

By order of the Board of Directors



AMY L. WATSON
Associate General Counsel, and
Corporate Secretary

January 25, 2013

ANNEX A

ESTERLINE TECHNOLOGIES CORPORATION 2013 EQUITY INCENTIVE PLAN

SECTION 1. PURPOSE

The purpose of the Esterline Technologies Corporation 2013 Equity Incentive Plan is to attract, retain and motivate employees, officers, directors, consultants, agents, advisors and independent contractors of the Company and its Related Companies by providing them the opportunity to acquire a proprietary interest in the Company and to align their interests and efforts to the long-term interests of the Company's stockholders.

SECTION 2. DEFINITIONS

Certain capitalized terms used in the Plan have the meanings set forth in Appendix A.

SECTION 3. ADMINISTRATION

3.1 Administration of the Plan

(a) The Plan shall be administered by the Board or the Compensation Committee, which shall be composed of two or more directors, each of whom is a "non-employee director" within the meaning of Rule 16b-3(b)(3) promulgated under the Exchange Act, or any successor definition adopted by the Securities and Exchange Commission and an "outside director" within the meaning of Section 162(m) of the Code, or any successor provision thereto.

(b) Notwithstanding the foregoing, the Board may delegate concurrent responsibility for administering the Plan, including with respect to designated classes of Eligible Persons, to different committees consisting of one or more independent members of the Board, subject to such limitations as the Board deems appropriate, except with respect to Awards to Participants who are subject to Section 16 of the Exchange Act or Awards granted pursuant to Section 16 of the Plan. Members of any committee shall serve for such term as the Board may determine, subject to removal by the Board at any time. To the extent consistent with applicable law, the Board or the Compensation Committee may authorize one or more officers of the Company to grant Awards to designated classes of Eligible Persons, within limits specifically prescribed by the Board or the Compensation Committee; provided, however, that no such officer shall have or obtain authority to grant Awards to himself or herself or to any person subject to Section 16 of the Exchange Act. All references in the Plan to the "***Committee***" shall be, as applicable, to the Board, the Compensation Committee or any other committee or any officer to whom authority has been delegated to administer the Plan.

3.2 Administration and Interpretation by Committee

(a) Except for the terms and conditions explicitly set forth in the Plan and to the extent permitted by applicable law, the Committee shall have full power and exclusive authority, subject to such orders or resolutions not inconsistent with the provisions of the Plan as may from time to time be adopted by the Board or a Committee composed of members of the Board, to (i) select the Eligible Persons to whom Awards may from time to time be granted under the Plan; (ii) determine the type or types of Award to be granted to each Participant under the Plan; (iii) determine the number of shares of Common Stock to be covered by each Award granted under the Plan; (iv) determine the terms and conditions of any Award granted under the Plan; (v) approve the forms of notice or agreement for use under the Plan; (vi) determine whether, to what extent and under what circumstances Awards may be settled in cash, shares of Common Stock or other property or canceled or suspended; (vii) interpret and administer the Plan and any instrument evidencing an Award, notice or agreement executed or entered into under the Plan; (viii) establish such rules and regulations as it shall deem appropriate for the proper administration of the Plan; (ix) delegate ministerial duties to such of the Company's employees as it so determines; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for administration of the Plan.

(b) In no event, however, shall the Committee have the right, without stockholder approval, to (i) lower the price of an Option or SAR after it is granted, except in connection with adjustments provided in Section 15.1; (ii) take any other action that is treated as a repricing under generally accepted accounting principles; or (iii) cancel an Option or SAR at a time when its strike price exceeds the fair market value of the underlying stock, in exchange for cash, another option, stock appreciation right, restricted stock, or other equity, unless the cancellation and exchange occurs in connection with a merger, acquisition, spin-off or other similar corporate transaction.

(c) The effect on the vesting of an Award of a Company-approved leave of absence or a Participant's reduction in hours of employment or service shall be determined by the Company's chief human resources officer or other person performing that function or, with respect to directors or executive officers, by the Compensation Committee, whose determination shall be final.

(d) Decisions of the Committee shall be final, conclusive and binding on all persons, including the Company, any Participant, any stockholder and any Eligible Person. A majority of the members of the Committee may determine its actions.

SECTION 4. SHARES SUBJECT TO THE PLAN

4.1 Authorized Number of Shares

Subject to adjustment from time to time as provided in Section 15.1, the number of shares of Common Stock available for issuance under the Plan shall be:

(a) 1,500,000 shares; plus

(b) any authorized shares (i) not issued or subject to outstanding awards under the Company's Amended and Restated 1997 Stock Option Plan or 2004 Equity Incentive Plan (as amended) (the ***"Prior Plans"***) on the Effective Date and (ii) any shares subject to outstanding awards under the Prior Plans on the Effective Date that cease to be subject to such awards (other than by reason of exercise or settlement of the awards to the extent they are exercised for or settled in shares), up to an aggregate maximum of 2,640,025 shares, subject to adjustment from time to time as provided in Section 15.1, which shares shall cease, as of such date, to be available for grant and issuance under the Prior Plans, but shall be available for issuance under the Plan. Shares issued under the Plan shall be drawn from authorized and unissued shares or shares now held or subsequently acquired by the Company as treasury shares.

4.2 Share Usage

(a) If any Award lapses, expires, terminates or is canceled prior to the issuance of shares thereunder or if shares of Common Stock are issued under the Plan to a Participant and thereafter are forfeited to the Company, the shares subject to such Awards and the forfeited shares shall again be available for issuance under the Plan. The following shares shall not become available for issuance under the Plan: (i) shares of Common Stock tendered by a Participant as full or partial payment to the Company upon exercise of an Option, (ii) shares of Common Stock reserved for issuance upon grant of SARs, to the extent the number of reserved shares exceeds the number of shares actually issued upon exercise of the SARs, and (iii) shares of Common Stock withheld by, or otherwise tendered to, the Company to satisfy a Participant's tax withholding obligations in connection with an Award.

(b) The Committee shall also, without limitation, have the authority to grant Awards as an alternative to or as the form of payment for grants or rights earned or due under other compensation plans or arrangements of the Company.

(c) Notwithstanding any other provision of the Plan to the contrary, the Committee may grant Substitute Awards under the Plan. Substitute Awards shall not reduce the number of shares authorized for issuance under the Plan. In the event that an Acquired Entity has shares available for awards or grants under one or more preexisting plans not adopted in contemplation of such acquisition or combination, then, to the extent determined by the Board or the Compensation Committee, the shares available for grant pursuant to the terms of such preexisting plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to holders of common stock of the entities that are parties to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the number of shares of Common Stock authorized for issuance under the Plan; provided, however, that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of such preexisting plans, absent the acquisition or combination, and shall only be made to individuals who were not employees or directors of the Company or a Related Company prior to such acquisition or combination. In the event that a written agreement between the Company and an Acquired Entity pursuant to which a merger or consolidation is completed is approved by the Board and that agreement sets forth the terms and conditions of the substitution for or assumption of outstanding awards of the Acquired Entity, those terms and conditions shall be deemed to be the action of the Committee without any further action by the Committee, except as may be required for compliance with Rule 16b-3 under the Exchange Act, and the persons holding such awards shall be deemed to be Participants.

(d) Notwithstanding the other provisions in this Section 4.2 to the contrary, the maximum number of shares that may be issued upon the exercise of Incentive Stock Options shall equal the aggregate share number stated in Section 4.1, subject to adjustment as provided in Section 15.1.

4.3 Fungible Share Plan

The aggregate number of shares of Common Stock available for issuance under the Plan shall be reduced by 1.9 shares for each share delivered in settlement of Awards other than Options or SARs and one share for each share delivered in settlement of Options or SARs. Any shares of Common Stock that again become available for issuance under the Plan pursuant to Section 4.2(a) shall be added back to the Plan as 1.9 shares if such shares were subject to Awards other than Options or SARs and one share if such shares were subject to Options or SARs.

SECTION 5. ELIGIBILITY

An Award may be granted to any employee, officer or director of the Company or a Related Company whom the Committee from time to time selects. An Award may also be granted to any consultant, agent, advisor or independent contractor for bona fide services rendered to the Company or any Related Company that (a) are not in connection with the offer and sale of the Company's securities in a capital-raising transaction and (b) do not directly or indirectly promote or maintain a market for the Company's securities.

SECTION 6. AWARDS

6.1 Form, Grant and Settlement of Awards

The Committee shall have the authority, in its sole discretion, to determine the type or types of Awards to be granted under the Plan. Such Awards may be granted either alone or in addition to or in tandem with any other type of Award. Any Award settlement may be subject to such conditions, restrictions and contingencies as the Committee shall determine.

6.2 Evidence of Awards

Awards granted under the Plan shall be evidenced by a written, including an electronic, instrument that shall contain such terms, conditions, limitations and restrictions as the Committee shall deem advisable and that are not inconsistent with the Plan.

6.3 Dividends and Distributions

Participants may, if the Committee so determines, be credited with dividends paid with respect to shares of Common Stock underlying an Award in a manner determined by the Committee in its sole discretion; provided, however, that with respect to Awards that are subject to achievement of performance goals, any such credited dividends may only be paid with respect to the portion of such Awards that is actually earned. The Committee may apply any restrictions to the dividends or dividend equivalents that the Committee deems appropriate. The Committee, in its sole discretion, may determine the form of payment of dividends or dividend equivalents, including cash, shares of Common Stock, Restricted Stock or Stock Units. Notwithstanding the foregoing, the right to any dividends or dividend equivalents declared and paid on the number of shares underlying an Option or a Stock Appreciation Right may not be contingent, directly or indirectly on the exercise of the Option or Stock Appreciation Right, and must comply with or qualify for an exemption under Section 409A. Also notwithstanding the foregoing, the right to any dividends or dividend equivalents declared and paid on Restricted Stock must (i) be paid at the same time they are paid to other stockholders and (ii) comply with or qualify for an exemption under Section 409A.

SECTION 7. OPTIONS

7.1 Grant of Options

The Committee may grant Options designated as Incentive Stock Options or Nonqualified Stock Options.

7.2 Option Exercise Price

Options shall be granted with an exercise price per share not less than 100% of the Fair Market Value of the Common Stock on the Grant Date (and shall not be less than the minimum exercise price required by Section 422 of the Code with respect to Incentive Stock Options), except in the case of Substitute Awards.

7.3 Term of Options

Subject to earlier termination in accordance with the terms of the Plan and the instrument evidencing the Option, the maximum term of an Option shall be ten years from the Grant Date. For Incentive Stock Options, the maximum term shall comply with Section 422 of the Code, as specified in Section 8.4.

7.4 Exercise of Options

The Committee shall establish and set forth in each instrument that evidences an Option the time at which, or the installments in which, the Option shall vest and become exercisable, any of which provisions may be waived or modified by the Committee at any time.

To the extent an Option has vested and become exercisable, the Option may be exercised in whole or from time to time in part by delivery to or as directed or approved by the Company of a properly executed stock option exercise agreement or notice, in a form and in accordance with procedures established by the Committee, setting forth the number of shares with respect to which the Option is being exercised, the restrictions imposed on the shares purchased under such exercise agreement or notice, if any, and such representations and agreements as may be required by the Committee, accompanied by payment in full as described in Sections 7.5. An Option may be exercised only for whole shares and may not be exercised for less than a reasonable number of shares at any one time, as determined by the Committee.

7.5 Payment of Exercise Price

The exercise price for shares purchased under an Option shall be paid in full to the Company by delivery of consideration equal to the product of the Option exercise price and the number of shares purchased. Such consideration must be paid before the Company will issue the shares being purchased and must be in a form or a combination of forms acceptable to the Committee for that purchase, which forms may include:

(a) cash;

(b) check or wire transfer;

(c) having the Company withhold shares of Common Stock that would otherwise be issued on exercise of the Option that have an aggregate Fair Market Value equal to the aggregate exercise price of the shares being purchased under the Option;

(d) tendering (either actually or, so long as the Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act, by attestation) shares of Common Stock owned by the Participant that have an aggregate Fair Market Value equal to the aggregate exercise price of the shares being purchased under the Option;

(e) so long as the Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act, and to the extent permitted by law, delivery of a properly executed exercise agreement or notice, together with irrevocable instructions to a brokerage firm designated or approved by the Company to deliver promptly to the Company the aggregate amount of proceeds to pay the Option exercise price and any withholding tax obligations that may arise in connection with the exercise, all in accordance with the regulations of the Federal Reserve Board; or

(f) such other consideration as the Committee may permit.

7.6 Effect of Termination of Service

The Committee shall establish and set forth in each instrument that evidences an Option whether the Option shall continue to be exercisable, and the terms and conditions of such exercise, after a Termination of Service, any of which provisions may be waived or modified by the Committee at any time. If not so established in the instrument evidencing the Option, the Option shall be exercisable according to the following terms and conditions, which may be waived or modified by the Committee at any time:

(a) Any portion of an Option that is not vested and exercisable on the date of a Participant's Termination of Service shall expire on such date.

(b) Any portion of an Option that is vested and exercisable on the date of a Participant's Termination of Service shall expire on the earliest to occur of:

(i) if the Participant's Termination of Service occurs for reasons other than Cause, Retirement, Disability or death, the date that is three months after such Termination of Service;

(ii) if the Participant's Termination of Service occurs by reason of Retirement, Disability or death, the three-year anniversary of such Termination of Service; and

(iii) the Option Expiration Date.

Notwithstanding the foregoing, if a Participant dies after his or her Termination of Service but while an Option is otherwise exercisable, the portion of the Option that is vested and exercisable on the date of such Termination of Service shall expire upon the earlier to occur of (y) the Option Expiration Date and (z) the one-year anniversary of the date of death, unless the Committee determines otherwise.

Also notwithstanding the foregoing, in case a Participant's Termination of Service occurs for Cause, all Options granted to the Participant shall automatically expire upon first notification to the Participant of such termination, unless the Committee determines otherwise. If a Participant's employment or service relationship with the Company is suspended pending an investigation of whether the Participant shall be terminated for Cause, all the Participant's rights under any Option shall likewise be suspended during the period of investigation. If any facts that would constitute termination for Cause are discovered after a Participant's Termination of Service, any Option then held by the Participant may be immediately terminated by the Committee, in its sole discretion.

SECTION 8. INCENTIVE STOCK OPTION LIMITATIONS

Notwithstanding any other provision of the Plan to the contrary, the terms and conditions of any Incentive Stock Options shall in addition comply in all respects with Section 422 of the Code, or any successor provision, and any applicable regulations thereunder.

SECTION 9. STOCK APPRECIATION RIGHTS

9.1 Grant of Stock Appreciation Rights

The Committee may grant Stock Appreciation Rights to Participants at any time on such terms and conditions as the Committee shall determine in its sole discretion. An SAR may be granted in tandem with an Option or alone ("freestanding"). The grant price of a tandem SAR shall be equal to the exercise price of the related Option. The grant price of a freestanding SAR shall be established in accordance with procedures for Options set forth in Section 7.2. An SAR may be exercised upon such terms and conditions and for the term as the Committee determines in its sole discretion; provided, however, that, subject to earlier termination in accordance with the terms of the Plan and the instrument evidencing the SAR, the maximum term of a freestanding SAR shall be ten years, and in the case of a tandem SAR, (a) the term shall not exceed the term of the related Option and (b) the tandem SAR may be exercised for all or part of the shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option, except that the tandem SAR may be exercised only with respect to the shares for which its related Option is then exercisable.

9.2 Payment of SAR Amount

Upon the exercise of an SAR, a Participant shall be entitled to receive payment in an amount determined by multiplying: (a) the difference between the Fair Market Value of the Common Stock on the date of exercise over the grant price of the SAR by (b) the number of shares with respect to which the SAR is exercised. At the discretion of the Committee as set forth in the instrument evidencing the Award, the payment upon exercise of an SAR may be in cash, in shares, in some combination thereof or in any other manner approved by the Committee in its sole discretion.

9.3 Waiver of Restrictions

The Committee, in its sole discretion, may waive any other terms, conditions or restrictions on any SAR under such circumstances and subject to such terms and conditions as the Committee shall deem appropriate.

SECTION 10. STOCK AWARDS, RESTRICTED STOCK AND STOCK UNITS

10.1 Grant of Stock Awards, Restricted Stock and Stock Units

The Committee may grant Stock Awards, Restricted Stock and Stock Units on such terms and conditions and subject to such repurchase or forfeiture restrictions, if any, which may be based on continuous service with the Company or a Related Company or the achievement of any performance goals, as the Committee shall determine in its sole discretion, which terms, conditions and restrictions shall be set forth in the instrument evidencing the Award.

10.2 Vesting of Restricted Stock and Stock Units

Upon the satisfaction of any terms, conditions and restrictions prescribed with respect to Restricted Stock or Stock Units, or upon a Participant's release from any terms, conditions and restrictions of Restricted Stock or Stock Units, as determined by the Committee (a) the shares of Restricted Stock covered by each Award of Restricted Stock shall become freely transferable by the Participant, and (b) Stock Units shall be paid in shares of Common Stock or, if set forth in the instrument evidencing the Awards, in cash or a combination of cash and shares of Common Stock. Any fractional shares subject to such Awards shall be paid to the Participant in cash.

10.3 Waiver of Restrictions

The Committee, in its sole discretion, may waive the repurchase or forfeiture period and any other terms, conditions or restrictions on any Restricted Stock or Stock Unit under such circumstances and subject to such terms and conditions as the Committee shall deem appropriate.

SECTION 11. PERFORMANCE AWARDS

11.1 Performance Shares

The Committee may grant Awards of Performance Shares, designate the Participants to whom Performance Shares are to be awarded and determine the number of Performance Shares and the terms and conditions of each such Award. Performance Shares shall consist of a unit valued by reference to a designated number of shares of Common Stock, the value of which may be paid to the Participant by delivery of shares of Common Stock or, if set forth in the instrument evidencing the Award, of such property as the Committee shall determine, including, without limitation, cash, shares of Common Stock, other property, or any combination thereof, upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee. The amount to be paid under an Award of Performance Shares may be adjusted on the basis of such further consideration as the Committee shall determine in its sole discretion.

11.2 Performance Units

The Committee may grant Awards of Performance Units, designate the Participants to whom Performance Units are to be awarded and determine the number of Performance Units and the terms and conditions of each such Award. Performance Units shall consist of a unit valued by reference to a designated amount of property other than shares of Common Stock, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including, without limitation, cash, shares of Common Stock, other property, or any combination thereof, upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee. The amount to be paid under an Award of Performance Units may be adjusted on the basis of such further consideration as the Committee shall determine in its sole discretion.

SECTION 12. OTHER STOCK OR CASH-BASED AWARDS

Subject to the terms of the Plan and such other terms and conditions as the Committee deems appropriate, the Committee may grant other incentives payable in cash or in shares of Common Stock under the Plan.

SECTION 13. WITHHOLDING

The Company may require the Participant to pay to the Company the amount of (a) any taxes that the Company is required by applicable federal, state, local or foreign law to withhold with respect to the grant, vesting or exercise of an Award ("tax withholding obligations") and (b) any amounts due from the Participant to the Company or to any Related Company ("other obligations"). Notwithstanding any other provision of the Plan to the contrary, the Company shall not be required to issue any shares of Common Stock or otherwise settle an Award under the Plan until such tax withholding obligations and other obligations are satisfied.

The Committee may permit or require a Participant to satisfy all or part of the Participant's tax withholding obligations and other obligations by (a) paying cash to the Company, (b) having the Company withhold an amount from any cash amounts otherwise due or to become due from the Company to the Participant, (c) having the Company withhold a number of shares of Common Stock that would otherwise be issued to the Participant (or become vested, in the case of Restricted Stock) having a Fair Market Value equal to the tax withholding obligations and other obligations, or (d) surrendering a number of shares of Common Stock the Participant already owns having a value equal to the tax withholding obligations and other obligations. The value of the shares so withheld or tendered may not exceed the employer's minimum required tax withholding rate.

SECTION 14. ASSIGNABILITY

No Award or interest in an Award may be sold, assigned, pledged (as collateral for a loan or as security for the performance of an obligation or for any other purpose) or transferred by a Participant or made subject to attachment or similar proceedings otherwise than by will or by the applicable laws of descent and distribution, except to the extent the Participant designates one or more beneficiaries on a Company-approved form who may exercise the Award or receive payment under the Award after the Participant's death. During a Participant's lifetime, an Award may be exercised only by the Participant. Notwithstanding the foregoing and to the extent permitted by Section 422 of the Code, the Committee, in its sole discretion, may permit a Participant to assign or transfer an Award subject to such terms and conditions as the Committee shall specify.

SECTION 15. ADJUSTMENTS

15.1 Adjustment of Shares

(a) In the event that, at any time or from time to time, a stock dividend, stock split, spin-off, combination or exchange of shares, recapitalization, merger, consolidation, distribution to stockholders other than a normal cash dividend, or other change in the Company's corporate or capital structure results in (i) the outstanding shares of Common Stock, or any securities exchanged therefor or received in their place, being exchanged for a different number or kind of securities of the Company or (ii) new, different or additional securities of the Company or any other company being received by the holders of shares of Common Stock, then the Committee shall make proportional adjustments in (1) the maximum number and kind of securities available for issuance under the Plan; (2) the maximum number and kind of securities issuable as Incentive Stock Options as set forth in Section 4.2; (3) the maximum numbers and kind of securities set forth in Section 16.3; and (4) the number and kind of securities that are subject to any outstanding Award and/or the per share price of such securities. The determination by the Committee, as to the terms of any of the foregoing adjustments shall be conclusive and binding.

(b) The Committee may also make adjustments as described in Section 15.1(a)(1)-(4) in the event of any distribution of assets to stockholders other than a normal cash dividend. In determining adjustments to be made under this Section 15.1(b), the Committee may take into account such factors as it deems appropriate, including (i) the restrictions of applicable law, (ii) the potential tax and accounting consequences of an adjustment and (iii) the possibility that some Participants might receive an adjustment and a distribution or other unintended benefit, and in light of such factors or circumstances may make adjustments that are not uniform or proportionate among outstanding Awards, modify vesting dates, defer the delivery of stock certificates or make other equitable adjustments. Any such adjustments to outstanding Awards shall be effected in a manner that precludes the enlargement of rights and benefits under such Awards.

(c) Adjustments, if any, and any determinations or interpretations, including any determination of whether a distribution is other than a normal cash dividend, made by the Committee, as to the terms of any of the foregoing adjustments shall be conclusive and binding. Notwithstanding the foregoing provisions of this Section 15.1, the issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property, or for labor or services rendered, either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to, outstanding Awards. Also notwithstanding the foregoing, a dissolution or liquidation of the Company or a Change in Control shall not be governed by this Section 15.1 but shall be governed by Sections 15.2 and 15.3, respectively.

15.2 Dissolution or Liquidation

To the extent not previously exercised or settled, and unless otherwise determined by the Committee in its sole discretion, Awards shall terminate immediately prior to the dissolution or liquidation of the Company. To the extent a vesting condition, forfeiture provision or repurchase right applicable to an Award has not been waived by the Committee, the Award shall be forfeited immediately prior to the consummation of the dissolution or liquidation.

15.3 Change in Control

Notwithstanding any other provision of the Plan to the contrary, unless the Committee shall determine otherwise in the instrument evidencing the Award or in a written employment, services or other agreement between the Participant and the Company or a Related Company, in the event of a Change in Control:

(a) If the Change in Control is a Company Transaction in which Awards, other than Performance Shares and Performance Units, could be converted, assumed, substituted for or replaced by the Successor Company, then, if and to the extent that the Successor Company converts, assumes, substitutes or replaces an Award, the vesting restrictions and/or forfeiture provisions applicable to such Award shall not be accelerated or lapse, and all such vesting restrictions and/or forfeiture provisions shall continue with respect to any shares of the Successor Company or other consideration that may be received with respect to such Award. If and to the extent that such Awards are not converted, assumed, substituted for or replaced by the Successor Company, such Awards shall become fully vested and exercisable or payable, and all applicable restrictions or forfeiture provisions shall lapse, immediately prior to the Change in Control and such Awards shall terminate at the effective time of the Change in Control.

If the Change in Control is not a Company Transaction in which Awards, other than Performance Shares and Performance Units, could be converted, assumed, substituted for or replaced by the Successor Company, all outstanding Awards, other than Performance Shares and Performance Units, shall become fully vested and exercisable or payable, and all applicable restrictions or forfeiture provisions shall lapse, immediately prior to the Change in Control and shall terminate at the effective time of the Change in Control.

For the purposes of this Section 15.3(a), an Award shall be considered converted, assumed, substituted for or replaced by the Successor Company if following the Company Transaction the option or right confers the right to purchase or receive, for each share of Common Stock subject to the Award immediately prior to the Company Transaction, the consideration (whether stock, cash or other securities or property) received in the Company Transaction by holders of Common Stock for each share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares); provided, however, that if such consideration received in the Company Transaction is not solely common stock of the Successor Company, the Committee may, with the consent of the Successor Company, provide for the consideration to be received pursuant to the Award, for each share of Common Stock subject thereto, to be solely common stock of the Successor Company substantially equal in fair market value to the per share consideration received by holders of Common Stock in the Company Transaction. The determination of such substantial equality of value of consideration shall be made by the Committee, and its determination shall be conclusive and binding.

(b) All Performance Shares or Performance Units earned and outstanding as of the date the Change in Control is determined to have occurred and for which the payout level has been determined shall be payable in full in accordance with the payout schedule pursuant to the instrument evidencing the Award. Any remaining outstanding Performance Shares or Performance Units (including any applicable performance period) for which the payout level has not been determined shall be prorated at the target payout level up to and including the date of such Change in Control and shall be payable in accordance with the payout schedule pursuant to the instrument evidencing the Award. Any existing deferrals or other restrictions not waived by the Committee in its sole discretion shall remain in effect.

(c) Notwithstanding the foregoing, the Committee, in its sole discretion, may instead provide in the event of a Change in Control that is a Company Transaction that a Participant's outstanding Awards shall terminate upon or immediately prior to such Company Transaction and that such Participant shall receive, in exchange therefor, a cash payment equal to the amount (if any) by which (x) the value of the per share consideration received by holders of Common Stock in the Company Transaction, or, in the event the Company Transaction is one of the transactions listed under subsection (c) in the definition of Company Transaction or otherwise does not result in direct receipt of consideration by holders of Common Stock, the value of the deemed per share consideration received, in each case as determined by the Committee in its sole discretion, multiplied by the number of shares of Common Stock subject to such outstanding Awards (to the extent then vested and exercisable or whether or not then vested and exercisable, as determined by the Committee in its sole discretion) exceeds (y) if applicable, the respective aggregate exercise price or grant price for such Awards.

(d) For the avoidance of doubt, nothing in this Section 15.3 requires all outstanding Awards to be treated similarly.

15.4 Further Adjustment of Awards

Subject to Sections 15.2 and 15.3, the Committee shall have the discretion, exercisable at any time before a sale, merger, consolidation, reorganization, liquidation, dissolution or change of control of the Company, as defined by the Committee, to take such further action as it determines to be necessary or advisable with respect to Awards. Such authorized action may include (but shall not be limited to) establishing, amending or waiving the type, terms, conditions or duration of, or restrictions on, Awards so as to provide for earlier, later, extended or additional time for exercise, lifting restrictions and other modifications, and the Committee may take such actions with respect to all Participants, to certain categories of Participants or only to individual Participants. The Committee may take such action before or after granting Awards to which the action relates and before or after any public announcement with respect to such sale, merger, consolidation, reorganization, liquidation, dissolution or change of control that is the reason for such action.

15.5 No Limitations

The grant of Awards shall in no way affect the Company's right to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

15.6 No Fractional Shares

In the event of any adjustment in the number of shares covered by any Award, each such Award shall cover only the number of full shares resulting from such adjustment, and any fractional shares resulting from such adjustment shall be disregarded.

15.7 Section 409A

Notwithstanding any other provision of the Plan to the contrary, (a) any adjustments made pursuant to this Section 15 to Awards that are considered "deferred compensation" within the meaning of Section 409A shall be made in compliance with the requirements of Section 409A and (b) any adjustments made pursuant to this Section 15 to Awards that are not considered "deferred compensation" subject to Section 409A shall be made in such a manner as to ensure that after such adjustment the Awards either (i) continue not to be subject to Section 409A or (ii) comply with the requirements of Section 409A.

SECTION 16. CODE SECTION 162(m) PROVISIONS

Notwithstanding any other provision of the Plan to the contrary, if the Committee determines, at the time Awards are granted to a Participant who is, or is likely to be as of the end of the tax year in which the Company would claim a tax deduction in connection with such Award, a Covered Employee, then the Committee may provide that this Section 16 is applicable to such Award.

16.1 Performance Criteria

If an Award is subject to this Section 16, then the lapsing of restrictions thereon and the distribution of cash, shares of Common Stock or other property pursuant thereto, as applicable, shall be subject to the achievement of one or more objective performance goals established by the Committee, which shall be based on the attainment of specified levels of one of or any combination of the following "performance criteria" for the Company as a whole or any business unit of the Company, as reported or calculated by the Company: cash flows (including, but not limited to, operating cash flow, free cash flow or cash flow return on capital); working capital; earnings per share; book value per share; operating income (including or excluding depreciation, amortization, extraordinary items, restructuring charges or other expenses); revenues; operating margins; return on assets; return on equity; return on sales (including or excluding financial effects of acquisitions or divestitures); debt; debt plus equity; market or economic value added; stock price appreciation; total stockholder return; cost control; strategic initiatives; market share; net income; return on invested capital; improvements in capital structure; or customer satisfaction, employee satisfaction, services performance, subscriber, cash management or asset management metrics (together, the "***Performance Criteria***").

Such performance goals also may be based on the achievement of specified levels of Company performance (or performance of an applicable affiliate or business unit of the Company) under one or more of the Performance Criteria described above relative to the performance of other corporations. Such performance goals shall be set by the Committee within the time period prescribed by, and shall otherwise comply with the requirements of, Section 162(m) of the Code, or any successor provision thereto, and the regulations thereunder.

The Committee may provide in any such Award that any evaluation of performance may include or exclude any of the following events that occurs during a performance period: (i) asset write-downs, (ii) litigation or claim judgments or settlements, (iii) the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results, (iv) any reorganization and restructuring programs, (v) extraordinary or nonrecurring items as described in Accounting Standards Codification 225-20 and/or in Management's Discussion and Analysis of Financial Condition and Results of Operations appearing in the Company's annual report to stockholders for the applicable year, (vi) acquisitions or divestitures, (vii) discontinued operations, (viii) foreign exchange gains and losses, and (ix) gains and losses on asset sales. To the extent such inclusions or exclusions affect Awards to Covered Employees, they shall be prescribed in a form that satisfies the requirements for "performance-based compensation" within the meaning of Section 162(m)(4)(C) of the Code, or any successor provision thereto.

16.2 Adjustment of Awards

Notwithstanding any provision of the Plan other than Section 15, with respect to any Award that is subject to this Section 16, the Committee may adjust downwards, but not upwards, the amount payable pursuant to such Award, and the Committee may not waive the achievement of the applicable performance goals except in the case of the death or disability of the Covered Employee.

16.3 Limitations

Subject to adjustment from time to time as provided in Section 15.1, no Covered Employee may be granted Awards other than Performance Units subject to this Section 16 in any calendar year period with respect to more than 200,000 shares of Common Stock for such Awards, except that the Company may make additional onetime grants of such Awards for up to 400,000 shares to newly hired or newly promoted individuals, and the maximum dollar value payable with respect to Performance Units or other awards payable in cash subject to this Section 16 granted to any Covered Employee in any one calendar year is $4,000,000.
The Committee shall have the power to impose such other restrictions on Awards subject to this Section 16 as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements for "performance-based compensation" within the meaning of Section 162(m)(4)(C) of the Code, or any successor provision thereto.

SECTION 17. AMENDMENT AND TERMINATION

17.1 Amendment, Suspension or Termination

The Board or the Compensation Committee may amend, suspend or terminate the Plan or any portion of the Plan at any time and in such respects as it shall deem advisable; provided, however, that, to the extent required by applicable law, regulation or stock exchange rule, stockholder approval shall be required for any amendment to the Plan; and provided, further, that any amendment that requires stockholder approval may be made only by the Board. Subject to Section 17.3, the Committee may amend the terms of any outstanding Award, prospectively or retroactively.

17.2 Term of the Plan

Unless sooner terminated as provided herein, the Plan shall terminate ten years from the Effective Date. After the Plan is terminated, no future Awards may be granted, but Awards previously granted shall remain outstanding in accordance with their applicable terms and conditions and the Plan's terms and conditions. Notwithstanding the foregoing, no Incentive Stock Options may be granted more than ten years after the earlier of the approval by the Board or the stockholders of the Plan (or any amendment to the Plan that constitutes the adoption of a new plan for purposes of Section 422 of the Code).

17.3 Consent of Participant

The amendment, suspension or termination of the Plan or a portion thereof or the amendment of an outstanding Award shall not, without the Participant's consent, materially adversely affect any rights under any Award theretofore granted to the Participant under the Plan. Any change or adjustment to an outstanding Incentive Stock Option shall not, without the consent of the Participant, be made in a manner so as to constitute a "modification" that would cause such Incentive Stock Option to fail to continue to qualify as an Incentive Stock Option. Notwithstanding the foregoing, any adjustments made pursuant to Section 15 shall not be subject to these restrictions.

SECTION 18. GENERAL

18.1 No Individual Rights

No individual or Participant shall have any claim to be granted any Award under the Plan, and the Company has no obligation for uniformity of treatment of Participants under the Plan.

Furthermore, nothing in the Plan or any Award granted under the Plan shall be deemed to constitute an employment contract or confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other relationship with, the Company or any Related Company or limit in any way the right of the Company or any Related Company to terminate a Participant's employment or other relationship at any time, with or without cause.

18.2 Issuance of Shares

(a) Notwithstanding any other provision of the Plan, the Company shall have no obligation to issue or deliver any shares of Common Stock under the Plan or make any other distribution of benefits under the Plan unless, in the opinion of the Company's counsel, such issuance, delivery or distribution would comply with all applicable laws (including, without limitation, the requirements of the Securities Act or the laws of any state or foreign jurisdiction) and the applicable requirements of any securities exchange or similar entity.

(b) The Company shall be under no obligation to any Participant to register for offering or resale or to qualify for exemption under the Securities Act, or to register or qualify under the laws of any state or foreign jurisdiction, any shares of Common Stock, security or interest in a security paid or issued under, or created by, the Plan, or to continue in effect any such registrations or qualifications if made.

(c) As a condition to the exercise of an Option or any other receipt of Common Stock pursuant to an Award under the Plan, the Company may require (i) the Participant to represent and warrant at the time of any such exercise or receipt that such shares are being purchased or received only for the Participant's own account and without any present intention to sell or distribute such shares and (ii) such other action or agreement by the Participant as may from time to time be necessary to comply with the federal, state and foreign securities laws. At the option of the Company, a stop-transfer order against any such shares may be placed on the official stock books and records of the Company, and a legend indicating that such shares may not be pledged, sold or otherwise transferred, unless an opinion of counsel is provided (concurred in by counsel for the Company) stating that such transfer is not in violation of any applicable law or regulation, may be stamped on stock certificates to ensure exemption from registration. The Committee may also require the Participant to execute and deliver to the Company a purchase agreement or such other agreement as may be in use by the Company at such time that describes certain terms and conditions applicable to the shares.

(d) To the extent the Plan or any instrument evidencing an Award provides for issuance of stock certificates to reflect the issuance of shares of Common Stock, the issuance may be effected on a noncertificated basis, to the extent not prohibited by applicable law or the applicable rules of any stock exchange.

18.3 Indemnification

Each person who is or shall have been a member of the Board, or a committee appointed by the Board, or an officer of the Company to whom authority was delegated in accordance with Section 3, shall be indemnified and held harmless by the Company against and from any loss, cost, liability or expense that may be imposed upon or reasonably incurred by such person in connection with or resulting from any claim, action, suit or proceeding to which such person may be a party or in which such person may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by such person in settlement thereof, with the Company's approval, or paid by such person in satisfaction of any judgment in any such claim, action, suit or proceeding against such person; provided, however, that such person shall give the Company an opportunity, at its own expense, to handle and defend the same before such person undertakes to handle and defend it on such person's own behalf, unless such loss, cost, liability or expense is a result of such person's own willful misconduct or except as expressly provided by statute.

The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such person may be entitled under the Company's certificate of incorporation or bylaws, as a matter of law, or otherwise, or of any power that the Company may have to indemnify or hold harmless.

18.4 No Rights as a Stockholder

Unless otherwise provided by the Committee or in the instrument evidencing the Award or in a written employment, services or other agreement, no Award, other than a Stock Award or Restricted Stock Award, shall entitle the Participant to any cash dividend, voting or other right of a stockholder unless and until the date of issuance under the Plan of the shares that are the subject of such Award.

18.5 Compliance with Laws and Regulations

(a) In interpreting and applying the provisions of the Plan, any Option granted as an Incentive Stock Option pursuant to the Plan shall, to the extent permitted by law, be construed as an "incentive stock option" within the meaning of Section 422 of the Code.

(b) The Plan and Awards granted under the Plan are intended to be exempt from the requirements of Section 409A to the maximum extent possible, whether pursuant to the short-term deferral exception described in Treasury Regulation Section 1.409A-1(b)(4), the exclusion applicable to stock options, stock appreciation rights and certain other equity-based compensation under Treasury Regulation Section 1.409A-1(b)(5), or otherwise. To the extent Section 409A is applicable to the Plan or any Award granted under the Plan, it is intended that the Plan and any Awards granted under the Plan comply with the deferral, payout and other limitations and restrictions imposed under Section 409A. Notwithstanding any other provision of the Plan or any Award granted under the Plan to the contrary, the Plan and any Award granted under the Plan shall be interpreted, operated and administered in a manner consistent with such intentions. Without limiting the generality of the foregoing, and notwithstanding any other provision of the Plan or any Award granted under the Plan to the contrary, with respect to any payments and benefits under the Plan or any Award granted under the Plan to which Section 409A applies, all references in the Plan or any Award granted under the Plan to the termination of the Participant's employment or service are intended to mean the Participant's "separation from service," within the meaning of Section 409A(a)(2)(A)(i). In addition, if the Participant is a "specified employee," within the meaning of Section 409, then to the extent necessary to avoid subjecting the Participant to the imposition of any additional tax under Section 409A, amounts that would otherwise be payable under the Plan or any Award granted under the Plan during the six-month period immediately following the Participant's "separation from service," within the meaning of Section 409A(a)(2)(A)(i), shall not be paid to the Participant during such period, but shall instead be accumulated and paid to the Participant (or, in the event of the Participant's death, the Participant's estate) in a lump sum on the first business day after the earlier of the date that is six months following the Participant's separation from service or the Participant's death. Notwithstanding any other provision of the Plan to the contrary, the Committee, to the extent it deems necessary or advisable in its sole discretion, reserves the right, but shall not be required, to unilaterally amend or modify the Plan and any Award granted under the Plan so that the Award qualifies for exemption from or complies with Section 409A; provided, however, that the Committee makes no representations that Awards granted under the Plan shall be exempt from or comply with Section 409A and makes no undertaking to preclude Section 409A from applying to Awards granted under the Plan.

18.6 Participants in Other Countries or Jurisdictions

Without amending the Plan, the Committee may grant Awards to Eligible Persons who are foreign nationals on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan and shall have the authority to adopt such modifications, procedures, subplans and the like as may be necessary or desirable to comply with provisions of the laws or regulations of other countries or jurisdictions in which the Company or any Related Company may operate or have employees to ensure the viability of the benefits from Awards granted to Participants employed in such countries or jurisdictions, meet the requirements that permit the Plan to operate in a qualified or tax-efficient manner, comply with applicable foreign laws or regulations and meet the objectives of the Plan.

18.7 No Trust or Fund

The Plan is intended to constitute an "unfunded" plan. Nothing contained herein shall require the Company to segregate any monies or other property, or shares of Common Stock, or to create any trusts, or to make any special deposits for any immediate or deferred amounts payable to any Participant, and no Participant shall have any rights that are greater than those of a general unsecured creditor of the Company.

18.8 Successors

All obligations of the Company under the Plan with respect to Awards shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all the business and/or assets of the Company.

18.9 Severability

If any provision of the Plan or any Award is determined to be invalid, illegal or unenforceable in any jurisdiction, or as to any person, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or, if it cannot be so construed or deemed amended without, in the Committee's determination, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, person or Award, and the remainder of the Plan and any such Award shall remain in full force and effect.

18.10 Choice of Law and Venue

The Plan, all Awards granted thereunder and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by the laws of the United States, shall be governed by the laws of the State of Washington without giving effect to principles of conflicts of law. Participants irrevocably consent to the nonexclusive jurisdiction and venue of the state and federal courts located in the State of Washington.

18.11 Legal Requirements

The granting of Awards and the issuance of shares of Common Stock under the Plan are subject to all applicable laws, rules and regulations and to such approvals by any governmental agencies or national securities exchanges as may be required.

SECTION 19. EFFECTIVE DATE

The effective date (the "***Effective Date***") is the date on which the Plan is approved by the stockholders of the Company. If the stockholders of the Company do not approve the Plan within 12 months after the Board's adoption of the Plan, any Incentive Stock Options granted under the Plan will be treated as Nonqualified Stock Options.

APPENDIX A

DEFINITIONS

As used in the Plan,

"***Acquired Entity***" means any entity acquired by the Company or a Related Company or with which the Company or a Related Company merges or combines.

"***Award***" means any Option, Stock Appreciation Right, Stock Award, Restricted Stock, Stock Unit, Performance Share, Performance Unit, cash-based award or other incentive payable in cash or in shares of Common Stock as may be designated by the Committee from time to time.

"***Board***" means the Board of Directors of the Company.

"***Cause***," unless otherwise defined in the instrument evidencing an Award or in a written employment, services or other agreement between the Participant and the Company or a Related Company, means dishonesty, fraud, serious or willful misconduct, unauthorized use or disclosure of confidential information or trade secrets, or conduct prohibited by law (except minor violations), in each case as determined by the Company's chief human resources officer or other person performing that function or, in the case of directors and executive officers, the Compensation Committee, whose determination shall be conclusive and binding.

"***Change in Control***," unless the Committee determines otherwise with respect to an Award at the time the Award is granted or unless otherwise defined for purposes of an Award in a written employment, services or other agreement between the Participant and the Company or a Related Company, means the occurrence of any of the following events:

(a) an acquisition by any Entity of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 30% or more of either (1) the number of then outstanding shares of common stock of the Company (the "***Outstanding Company Common Stock***") or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "***Outstanding Company Voting Securities***"), provided, however, that the following acquisitions shall not constitute a Change in Control: (i) any acquisition directly from the Company, other than an acquisition by virtue of the exercise of a conversion privilege where the security being so converted was not acquired directly from the Company by the party exercising the conversion privilege, (ii) any acquisition by the Company, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Related Company, or (iv) an acquisition by any Entity pursuant to a transaction that meets the conditions of clauses (i), (ii) and (iii) set forth in the definition of Company Transaction;

(b) a change in the composition of the Board during any two-year period such that the individuals who, as of the beginning of such two-year period, constitute the Board (the "***Incumbent Board***") cease for any reason to constitute at least a majority of the Board; provided, however, that for purposes of this definition, any individual who becomes a member of the Board subsequent to the beginning of the two-year period, whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least two-thirds of those individuals who are members of the Board and who were also members of the Incumbent Board (or deemed to be such pursuant to this proviso) shall be considered as though such individual were a member of the Incumbent Board; and provided further, however, that any such individual whose initial assumption of office occurs as a result of or in connection with an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of an Entity other than the Board shall not be considered a member of the Incumbent Board; or

(c) consummation of a Company Transaction.

"***Code***" means the Internal Revenue Code of 1986, as amended from time to time.

"***Committee***" has the meaning set forth in Section 3.1.

"***Common Stock***" means the common stock, par value $0.20 per share, of the Company.

"***Company***" means Esterline Technologies Corporation, a Delaware corporation.

"***Company Transaction***," unless the Committee determines otherwise with respect to an Award at the time the Award is granted or unless otherwise defined for purposes of an Award in a written employment, services or other agreement between the Participant and the Company or a Related Company, means consummation of:

(a) a merger or consolidation of the Company with or into any other company;

(b) a sale in one transaction or a series of transactions undertaken with a common purpose of at least 50% of the Company's outstanding voting securities; or

(c) a sale, lease, exchange or other transfer in one transaction or a series of related transactions undertaken with a common purpose of at least 50% of the Company's assets,

excluding, however, in each case, a transaction pursuant to which

(i) the Entities who are the beneficial owners of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Company Transaction will beneficially own, directly or indirectly, at least 70% of the outstanding shares of common stock, and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, of the Successor Company in substantially the same proportions as their ownership, immediately prior to such Company Transaction, of the Outstanding Company Common Stock and Outstanding Company Voting Securities;

(ii) no Entity (other than the Company, any employee benefit plan (or related trust) of the Company, a Related Company or a Successor Company) will beneficially own, directly or indirectly, 30% or more of, respectively, the outstanding shares of common stock of the Successor Company or the combined voting power of the outstanding voting securities of the Successor Company entitled to vote generally in the election of directors unless such ownership resulted solely from ownership of securities of the Company prior to the Company Transaction; and

(iii) individuals who were members of the Incumbent Board will immediately after the consummation of the Company Transaction constitute at least a majority of the members of the board of directors of the Successor Company.

Where a series of transactions undertaken with a common purpose is deemed to be a Company Transaction, the date of such Company Transaction shall be the date on which the last of such transactions is consummated.

"***Compensation Committee***" means the Compensation Committee of the Board.

"***Covered Employee***" means a "covered employee" as that term is defined for purposes of Section 162(m)(3) of the Code or any successor provision.

"***Disability***," unless otherwise defined by the Committee for purposes of the Plan in the instrument evidencing an Award or in a written employment, services or other agreement between the Participant and the Company or a Related Company, means a mental or physical impairment of the Participant that is expected to result in death or that has lasted or is expected to last for a continuous period of six months or more and that causes the Participant to be unable to perform his or her material duties for the Company or a Related Company and to be engaged in any substantial gainful activity, in each case as determined by the Company's chief human resources officer or other person performing that function or, in the case of directors and executive officers, the Compensation Committee, whose determination shall be conclusive and binding.

"***Effective Date***" has the meaning set forth in Section 19.

"***Eligible Person***" means any person eligible to receive an Award as set forth in Section 5.

"***Entity***" means any individual, entity or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act).

"***Exchange Act***" means the Securities Exchange Act of 1934, as amended from time to time.

"***Fair Market Value***" means the closing price for the Common Stock on any given date during regular trading, or if not trading on that date, such price on the last preceding date on which the Common Stock was traded, unless determined otherwise by the Committee using such methods or procedures as it may establish.

"***Grant Date***" means the later of (a) the date on which the Committee completes the corporate action authorizing the grant of an Award or such later date specified by the Committee and (b) the date on which all conditions precedent to an Award have been satisfied, provided that conditions to the exercisability or vesting of Awards shall not defer the Grant Date.

"***Incentive Stock Option***" means an Option granted with the intention that it qualify as an "incentive stock option" as that term is defined for purposes of Section 422 of the Code or any successor provision.

"***Incumbent Board***" has the meaning set forth in the definition of "Change in Control."

"***Nonqualified Stock Option***" means an Option other than an Incentive Stock Option.

"***Option***" means a right to purchase Common Stock granted under Section 7.

"***Option Expiration Date***" means the last day of the maximum term of an Option.

"***Outstanding Company Common Stock***" has the meaning set forth in the definition of "Change in Control."

"***Outstanding Company Voting Securities***" has the meaning set forth in the definition of "Change in Control."

"***Parent Company***" means a company or other entity which as a result of a Company Transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries.

"***Participant***" means any Eligible Person to whom an Award is granted.

"***Performance Award***" means an Award of Performance Shares or Performance Units granted under Section 11.

"***Performance Criteria***" has the meaning set forth in Section 16.1.

"***Performance Share***" means an Award of units denominated in shares of Common Stock granted under Section 11.1.

"***Performance Unit***" means an Award of units denominated in cash or property other than shares of Common Stock granted under Section 11.2.

"***Plan***" means the Esterline Technologies Corporation 2013 Equity Incentive Plan.

"***Prior Plan***" has the meaning set forth in Section 4.1(b).

"***Related Company***" means any entity that is directly or indirectly controlled by, in control of or under common control with the Company.

"***Restricted Stock***" means an Award of shares of Common Stock granted under Section 10, the rights of ownership of which are subject to restrictions prescribed by the Committee.

"***Retirement***," unless otherwise defined in the instrument evidencing the Award or in a written employment, services or other agreement between the Participant and the Company or a Related Company, means "Retirement" as defined for purposes of the Plan by the Committee or, if not so defined, means Termination of Service on or after the date the Participant reaches "normal retirement age," as that term is defined in Section 411(a)(8) of the Code.

"***Securities Act***" means the Securities Act of 1933, as amended from time to time.

"***Section 409A***" means Section 409A of the Code.

"***Stock Appreciation Right***" or "***SAR***" means a right granted under Section 9.1 to receive the excess of the Fair Market Value of a specified number of shares of Common Stock over the grant price.

"***Stock Award***" means an Award of shares of Common Stock granted under Section 10, the rights of ownership of which are not subject to restrictions prescribed by the Committee.

"***Stock Unit***" means an Award denominated in units of Common Stock granted under Section 10.

"***Substitute Awards***" means Awards granted or shares of Common Stock issued by the Company in substitution or exchange for awards previously granted by an Acquired Entity.

"***Successor Company***" means the surviving company, the successor company or Parent Company, as applicable, in connection with a Company Transaction.

"***Termination of Service***" means a termination of employment or service relationship with the Company or a Related Company for any reason, whether voluntary or involuntary, including by reason of death, Disability or Retirement. Any question as to whether and when there has been a Termination of Service for the purposes of an Award and the cause of such Termination of Service shall be determined by the Company's chief human resources officer or other person performing that function or, with respect to directors and executive officers, by the Compensation Committee, whose determination shall be conclusive and binding. Transfer of a Participant's employment or service relationship between the Company and any Related Company shall not be considered a Termination of Service for purposes of an Award. Unless the Compensation Committee determines otherwise, a Termination of Service shall be deemed to occur if the Participant's employment or service relationship is with an entity that has ceased to be a Related Company. A Participant's change in status from an employee of the Company or a Related Company to a nonemployee director, consultant, advisor, or independent contractor of the Company or a Related Company or a change in status from a nonemployee director, consultant, advisor or independent contractor of the Company or a Related Company to an employee of the Company or a Related Company, shall not be considered a Termination of Service.

"***Vesting Commencement Date***" means the Grant Date or such other date selected by the Committee as the date from which an Award begins to vest.

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Robert W. Cremin
President and Chief Executive Officer (Retired)
Esterline Technologies Corporation

Delores M. Etter
Director, Caruth Institute for Engineering Education and Texas Instruments Distinguished Chair in Engineering Education, Southern Methodist University

Anthony P. Franceschini
President and Chief Executive Officer (Retired)
Stantec Inc.

Paul V. Haack
Senior Partner (Retired)
Deloitte & Touche LLP

Mary L. Howell
Executive Vice President (Retired)
Textron Inc.

Scott E. Kuechle
Executive Vice President and Chief Financial Officer (Retired)
Goodrich Corporation

R. Bradley Lawrence
Chairman, President and Chief Executive Officer
Esterline Technologies Corporation

Jerry D. Leitman
Chairman (Retired)
FuelCell Energy, Inc.

James J. Morris
Vice President, Engineering and Manufacturing (Retired)
The Boeing Company

Gary E. Pruitt
Chairman (Retired)
Univar

Henry W. Winship IV
Principal and Senior Managing Director
Relational Investors LLC

R. Bradley Lawrence
Chairman, President and Chief Executive Officer

Alain M. Durand
Group Vice President

Robert D. George
Chief Financial Officer, Vice President and Corporate Development

C. Thomas Heine
Vice President, Human Resources

Frank E. Houston
Senior Group Vice President

Marcia J. Mason
General Counsel and Vice President, Administration

Gary J. Posner
Corporate Controller and Chief Accounting Officer

Amy L. Watson
Associate General Counsel and Corporate Secretary

Albert S. Yost
Group Vice President and Treasurer

Corporate Headquarters
500 108th Avenue N.E.
Suite 1500
Bellevue, WA 98004
(425) 453-9400
investor@esterline.com

Stock Exchange Listing
New York Stock Exchange
Symbol – ESL

Transfer Agent and Registrar
Computershare
https://www-us.computershare.com/investor

Shareholder Relations
(877) 813-9418

Outside of the U.S.
(201) 680-6578

TDD Hearing Impaired
(800) 231-5469

TDD Hearing Impaired Outside of the U.S.
(201) 680-6610

Shareholder Correspondence
Computershare
P.O. Box 43006
Providence, RI 02940-3006

Overnight Delivery
Computershare
250 Royall St.
Canton, MA 02021

Annual Meeting of Shareholders
The annual meeting will be held on March 6, 2013, at Perkins Coie LLP
1201 Third Avenue, 49th Floor
Seattle, WA 98101-3099

Stock Held in Street Name
Esterline maintains a direct mailing list to help ensure that shareholders whose stock is held in street name (broker or similar accounts) receive information on a timely basis. If you would like your name added to this list, please send your request to the corporate headquarters, attention:
Director, Corporate Communications.

Stock Exchange Certifications
Esterline has filed the CEO and CFO certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Annual Report on Form 10-K for the fiscal year ended October 26, 2012, and has submitted to the NYSE the annual CEO certification required by Section 303A.12 (a) of the NYSE listing standards.



Esterline Corporation
500 108th Avenue NE
Suite 1500
Bellevue, WA 98004
(425) 453-9400

www.esterline.com